Filed Pursuant to Rule 424(b)(4)
Registration File No. 333-199484

PROSPECTUS

6,635,000 Shares

COMMON STOCK

Connecture, Inc. is offering 6,635,000 shares of its common stock. This is our initial public offering and no public market previously existed for our shares. The initial public offering price is $8.00 per share.

We have been approved to list our common stock on The NASDAQ Global Market under the symbol “CNXR.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 15.

PRICE $8.00 A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company(1)
Per share	$8.00	$0.56	$7.44
Total	$53,080,000	$3,715,600	$49,364,400

(1)	We have agreed to reimburse the underwriters for certain FINRA-related expenses. See “Underwriters.”

The selling stockholders have granted the underwriters the right to purchase up to an additional 995,250 shares of common stock to cover over-allotments at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on December 17, 2014.

MORGAN STANLEY	J.P. MORGAN

WELLS FARGO SECURITIES

RAYMOND JAMES	WILLIAM BLAIR

December 11, 2014

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may authorize to be delivered or made available to you. We have not, the selling stockholders have not and the underwriters have not authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares of common stock offered hereby, but only under circumstances and in jurisdictions where offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or of any sale of shares of our common stock.

Dealer Prospectus Delivery Obligation

Through and including January 5, 2015 (the 25th day after the commencement of our initial public offering), all dealers effecting transactions in these securities, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: we have not, the selling stockholders have not and the underwriters have not done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States, Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and is a brief overview of key aspects of the offering. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and the related notes and the information set forth in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements and Industry Data” for more information.

CONNECTURE, INC.

Overview

We are a leading web-based consumer shopping, enrollment and retention platform for health insurance distribution. Our solutions support the industry evolution towards a consumer-centric experience that is transforming how health insurance is purchased and distributed. We offer a personalized health insurance shopping experience that recommends the best fit insurance plan based on an individual’s preferences, health status, preferred providers, medications and expected out-of-pocket costs. Our customers are health insurance marketplace operators, such as health plans, brokers and exchange operators, that must distribute health insurance in a cost-effective manner to a growing number of insured consumers. Our solutions automate key functions in the health insurance distribution process, allowing our customers to price and present plan options accurately to consumers and efficiently enroll, renew and manage plan members.

The United States health insurance marketplace is undergoing a tremendous structural change that is fundamentally altering how health insurance is purchased and distributed. More consumers now have access to health insurance with more plan options and places to buy their insurance than ever before. As a result, consumers need effective decision support tools to help them optimize their health insurance choices. Concurrently, health plans and brokers that have traditionally distributed a more limited set of plans to employers through group coverage must now cost-effectively sell insurance in the more fragmented individual market and in public and private exchanges, which are online marketplaces sponsored either by a non-government entity, such as an employer, insurance broker or other distributor (in the case of private exchanges) or by a federal or state government entity (in the case of public exchanges) for health insurance and related products that allow individuals and businesses to compare products and make purchases directly from health plans. These changes are driving significant demand for innovative technology solutions to more effectively help consumers navigate the new health insurance marketplace and for health plans, brokers and other aggregators of covered lives to deploy cost-effective distribution channels.

We have a 15-year history of providing technology-enabled health plan sales automation solutions. In 2013, our solutions were used by plan sponsors, brokers and consumers representing over 20 million lives, or annual shoppers, and facilitated over $130 billion of annual plan premiums. As of September 30, 2014, our expanding customer base included more than 70 health plans, including 20 of the top 25 health plans (based on total enrollment). Our personalized health insurance shopping experience is available to all 52 million Medicare beneficiaries through our provision of shopping, price comparison, plan ranking and enrollment software for Medicare.gov and 1-800-Medicare call center agents. We estimate that approximately four million Medicare beneficiaries used our software in the 2013 to 2014 enrollment period. As of September 30, 2014, our technology powered more than 30 private, state and federal exchanges.

As of December 31, 2013 and September 30, 2014, total stockholders’ deficit was $106.1 million and $122.9 million, respectively. For the year ended December 31, 2013 and the nine months ended September 30, 2014, our net loss was $26.4 million and $14.9 million, respectively. Over the same periods, our adjusted EBITDA loss was $17.3 million and $5.3 million, respectively. Please refer to “Consolidated Selected Financial

Data—Adjusted Gross Margin and Adjusted EBITDA” in this prospectus for a discussion of the limitations of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, the most comparable generally accepted accounting principles measurement.

Industry Background

The United States health insurance industry is responsible for the administration of healthcare benefits to over 200 million individuals covered by commercial health insurance and is experiencing a structural transformation in which shopping for and enrollment in health insurance products is transitioning from a group-based distribution model to an individual consumer marketplace. This transformation, in conjunction with regulatory and competitive pressure on distribution and overhead costs, places substantial new business and technology requirements on health plans, brokers and aggregators of covered lives and has created an attractive growth opportunity in the markets we serve.

Consumer-centric marketplace. We estimate that approximately 100 million individuals will be shopping for and enrolling in health insurance annually through the individual market and public and private exchanges by 2018. This evolution is being driven by a shift in responsibility for health insurance purchasing from employers to individuals, placing increased importance on better, more informed decision-making, and is changing where these purchases are being made. This trend is evident in several key market segments:

•	Individual Insurance Market: The Patient Protection and Affordable Care Act, or PPACA, which mandates broader health insurance coverage, is expected to drive growth in the under-65 individual market from 20 million lives in 2012 to 57 million in 2017 and create new opportunities for health plans, brokers and retailers (or other aggregators of covered lives) to sell directly to individuals.

•	Employer-sponsored Insurance Market: For individuals who currently receive insurance through their employers, employees are increasingly bearing a greater share of the cost of these benefits. This trend creates an increased need for employees to engage in the shopping experience, purchase the appropriate levels of coverage and understand the overall financial implications.

•	Exchange-based Insurance Market: Employers are expected to move approximately 40 million lives to private exchanges by 2018 as a mechanism to make health insurance a defined contribution benefit and decouple benefit expenses from medical cost inflation trends.

•	Medicaid Market: As a result of expanded eligibility under PPACA, average monthly Medicaid enrollment is expected to expand from approximately 58 million individuals in 2013 to approximately 73 million individuals by 2024, creating new opportunities for Medicaid managed care organizations to expand into the individual market.

•	Medicare Market: We believe that the number of participants in Medicare Advantage and Medicare Supplement plans will increase from approximately 25 million individuals in 2013 to approximately 32 million individuals in 2018 and that there will be increased movement from group Medicare Advantage plans to retail Medicare Advantage plans.

Pressure to manage distribution costs and operating expenses. Health plans and brokers are under increasing pressure to lower distribution costs. Recent federal restrictions on health plan profitability and increased competition for members on exchanges have driven health plans to find ways to better manage areas of non-medical cost structure, such as sales commissions and internal information technology development. As a result, health plans have undertaken efforts to lower brokerage commissions and to implement innovative third-party technologies to reduce investment in internally-developed software. Similarly, brokers who now face depressed commissions from health plans need to leverage technology-based, automated processes to sell more cost-effectively and to identify product cross-selling opportunities.

Increasing opportunity for technology. As shopping and enrollment in health insurance transitions to an individual, retail-oriented consumer marketplace, there is significant opportunity for intuitive, web-based technologies to automate and lower the cost of health insurance distribution, as well as increase enrollment opportunities and member retention. As of 2012, approximately $25.0 billion was spent to distribute health insurance annually. As technology becomes increasingly critical to support a more consumer-centric shopping and enrollment process, we believe, based on our assumptions and estimates, that $3.4 billion was spent annually on technology to automate health insurance distribution as of 2013 and that this amount will increase to $5.2 billion by 2017.

The Connecture Platform

We are a leading web-based consumer shopping, enrollment and retention platform for health insurance distribution. Our solutions support the industry evolution towards a consumer-centric experience that is transforming how health insurance is purchased and distributed. We simplify the health insurance shopping experience with data-driven, personalized plan comparison and shopping tools that empower individual consumers who are now faced with more decisions to make better health insurance choices. For health plans, brokers and exchange operator customers, we deliver a powerful and unified distribution platform that we believe increases their revenue opportunity as they serve a growing, but fragmented insured population, while also reducing the costs associated with acquiring new and retaining current members. We automate the following key functions of the health insurance distribution process:

•	Rate Setting and Modeling: prices and presents plan options accurately to consumers;

•	Shopping and Quoting: allows consumers to view and compare plans;

•	Application and Enrollment: streamlines application and enrollment operations;

•	Renewal Management: streamlines the renewal process;

•	Member Management: updates plan details based on members’ work or life changes; and

•	Exchange Integration: connects to state and federal exchanges to determine subsidy eligibility.

We believe the breadth, depth and scale of the Connecture solutions across key functional areas are critical to our success in the complex and changing health insurance marketplace for the following reasons:

Our personalized and data driven shopping experience helps consumers make better purchasing decisions. We believe that our interactive and intuitive health insurance shopping experience offers better decision support for consumers. Our solutions offer personalized health plan recommendations based on the individual’s self-entered preferences, health status, preferred providers, medication and expected out-of-pocket costs. Our data-driven recommendations engine also uses empirical data, a consumer’s actual claims experience and proprietary algorithms to find the best matches among available plan options. We believe that our personalized shopping experience results in a more effective health plan selection that represents the best match given historical and expected levels of healthcare utilization.

Our unified platform across multiple product types is designed to maximize enrollment and member retention. Our platform is designed to deliver a seamless shopping and enrollment mechanism in a marketplace that is characterized by a wide range of potential insurance alternatives and changing insurance eligibility for both currently and previously insured individuals. For brokers that seek to sell the full array of health insurance products, we believe we offer the only unified solution across a broad range of health insurance products, including subsidized and unsubsidized individual plans, group plans, Medicare Advantage, Medicare Supplement and Part D and Medicaid. For health plans that seek to minimize membership churn, our solution enables customers to enroll and retain members as their plan eligibility changes. Our solution integrates with the Federal Health Exchange and allows for calculation of subsidies. For the over-65 population, our solutions integrate Medicare Advantage, Medicare Supplement and Medicare Part D plan data which also allows senior retirees to make informed choices if they transition from a group plan to an individual plan.

Our technology enables rapid deployment of public and private single- and multi-payer exchanges. Our technology allows our health plan, broker and aggregator customers to capitalize on the migration to public and private exchanges. Our exchange solutions allow quick deployment of a customized online marketplace where consumers can shop for a plan of their choice and employers or other plan sponsors can set defined contributions. For brokers that are looking to set up multi-payer exchanges, which are private exchanges generally promoted by third parties such as brokers or benefits consultants that offer a broad range of health plans for individuals to choose from, the breadth of our relationships with health plans and knowledge of locally-regulated insurance products allow us to rapidly implement exchanges. For health plans that are looking to sell single-payer exchanges, which are private exchanges that generally offer only plans sponsored by a single health plan, directly to employers, our ability to offer easy-to-use technology that can handle the broader eligibility needs of employees and their dependents allows them to offer a complete integrated solution. We have an established track record of scalability and reliability with our more than 30 exchange customers.

Our Competitive Strengths

We believe we have the following key competitive strengths:

Health plan shopping and enrollment leadership. We have a 15-year history in the technology-enabled health plan shopping and enrollment market:

•	Leadership in the commercial under-65 health insurance market with over one million enrollments in the one-year period ending March 31, 2014, the date of the closing of the first enrollment period under PPACA;

•	Nearly ten years as the web-based technology solution for Medicare.gov;

•	Technology utilized in leading public and private exchange solutions; and

•	Relationships with a broad range of health plans and brokers, including 20 of the top 25 health plans (based on total enrollment).

Domain and technology development expertise. The health insurance market is characterized by high levels of regulation associated with the many plan types that can be sold to eligible individuals and how information related to these plans is presented and marketed. We believe our knowledge of the complex health insurance market and our proven ability to innovate positions us to be a continued leader in our industry. Further, our technology assists our customers to compete more effectively by allowing them to introduce new products, enter new markets and change pricing and benefit designs dynamically and efficiently.

Configurable and scalable platform to meet customer needs. Our platform is designed to handle both high degrees of configurability and significant growth in users without requiring major software re-engineering or capital expenditures by our customers, allowing us to scale rapidly. We offer a platform that is comprehensive across key sales automation functions and also has individual software applications that can integrate with common existing customer software. We deliver quick deployment solutions in the cloud as well as large scale enterprise solutions. Today, our technology is used by many of the largest health plans and brokers, and we also power the country’s largest multi-payer exchange, Medicare.gov, and successfully handle approximately two million Medicare Advantage and Medicare Part D electronic enrollments.

Large and valuable database of health plan and drug cost information and ancillary products. We believe that our large database of health plan and drug cost information enables us to deliver higher value to our customers and consumers. We are a primary source of health plan and pharmacy data for Medicare products available on Medicare.gov, and the broad range of our health plan relationships makes us a valuable and extensive source of permission-based health plan information. These data are critical for consumers to make difficult decisions about trade-offs between plan premiums vs. out-of-pocket costs, physician network and pharmaceutical formularies. We believe our large dataset of health plan and drug cost information powers our empirically-driven recommendations engine that provides consumers more precise decision-support tools. In addition, our platform also supports many ancillary products such as dental, life insurance, critical illness and wellness.

Tenured, experienced management team. Our management team has significant experience in high growth healthcare, technology and consulting companies, including Truven Health Analytics (formerly Thomson Reuters Healthcare), Optum (part of UnitedHealth Group), Ernst & Young, PricewaterhouseCoopers and Accenture. Our management team has been responsible for driving innovation in the healthcare information technology industry. We believe we have the management team in place to continue developing and marketing innovative solutions that meet the needs of our customers.

Visible, recurring software and technology services revenue model. Our business is characterized by high customer retention rates and recurring revenue. Most of our revenue is derived from multi-year contracts for software and services. In the past two years, our customer revenue retention rate has exceeded 95% and recurring revenue has grown to approximately 70% of revenue. As a result, we have significant visibility into future financial performance. As of September 30, 2014, we had $87.5 million of business in contracted backlog and a deferred revenue balance of $80.9 million that we expect to recognize in subsequent years.

Our Growth Strategy

Key elements of our growth strategy include the following:

Add new customers and expand covered lives within our existing base of health plans and brokers. We believe our market leadership positions us to take advantage of key industry trends. We intend to continue engaging additional top national and regional health plans and brokers as they seek innovative solutions to maximize enrollment and retention while minimizing costs as they capitalize on the opportunity to serve the over 100 million expected members in individual and exchange markets. We also believe new market entrants such as retailers and Accountable Care Organizations, or ACOs, present new customer categories for us.

Leverage core technology to establish leadership in the private health plan exchange business. As more small and medium sized employers move away from defined benefit plans and towards defined contribution plans, the number of health exchanges, both single- and multi-payer, are expected to significantly increase. Unlike a defined benefit plan, in which employers provide a standard set of health benefits and cover a substantial portion of the health insurance premiums, under a defined contribution plan, employers make cash contributions to health savings accounts that employees can use to purchase insurance products of their choosing. This model allows employers to more accurately predict and limit healthcare costs, while also affording employees a greater number of choices relative to a defined benefit plan. As employers move their employees to defined contribution plans, employers can utilize our software to create private exchanges that allow employees to select their own health benefits. We intend to leverage our technological expertise and our long-lasting relationships with health plans to continue capturing these emerging exchanges, as well as single and multi-payer private exchanges sponsored and/or purchased by insurance brokers and agents serving their individual consumer, employer group and retiree customer bases. We are currently a leader in the retiree exchange space, an industry providing online private exchanges for both retirees under 65 years old and Medicare beneficiaries that is at the forefront of exchange technology adoption, and we believe that our capabilities there position us for further growth in other exchanges. We believe there is a significant opportunity to provide full service private exchange solutions that integrate call center capabilities.

Further penetrate our existing customer base. We believe there is a significant opportunity in our existing customer base to cross-sell our full set of applications, as most of our customers utilize less than half of what we are able to offer. Additionally, many of our customers could utilize our solutions across other products within their overall set of offerings, such as a health plan expanding from individual to group product offerings. For example, we initially provided limited solutions to a regional subsidiary of a national customer and then were asked to add a full solution across the entire enterprise based on our initial performance. We also believe our development of new products and capabilities will continue to address evolving customer needs and facilitate additional cross-selling of software applications and solutions.

Expand new products and distribution channels. We plan to expand into new products and distribution channels by leveraging our current technology and innovation expertise. We believe there are significant growth opportunities in private exchanges in partnership with health plans, data analytics and ancillary product offerings to broaden our value proposition to customers. We maintain a robust pipeline of new software applications and solutions and believe our analytical capabilities differentiate our solutions in the marketplace by improving shopping recommendations, enhancing the customer shopping experience and integrating into customer relationship management, or CRM, solutions. We are also broadening our targeted customers to include retailers and other aggregators of covered lives.

Monetize the shift to the individual market. PPACA is expected to drive growth in the under-65 individual market from 20 million lives in 2012 to 57 million in 2017, representing an increase in annual commission spend of $4.2 billion. Given our leadership in the individual market and with exchanges, we believe that we are well positioned to capitalize on the ongoing shift from the traditional group distribution model to an individual, retail-oriented marketplace. We also believe we can capture a greater share of commission spend by offering more comprehensive exchange solutions, including full service support, to our customers.

Summary Risk Factors

Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in the section titled “Risk Factors” following this prospectus summary. Some of these risks are:

•	We have a history of losses and we may be unable to achieve or sustain profitability.

•	Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

•	The market for health insurance exchanges in the United States is relatively undeveloped, rapidly evolving and volatile. If the market develops more slowly than we expect, or if market participants select alternative channels for the purchase and sale of health insurance, it could harm our business.

•	The market in which we compete is highly competitive, and we may not be able to compete successfully.

•	If our existing customers do not continue or renew their agreements with us, renew at lower fee levels or decline to license additional software or purchase additional applications and services from us, our business could be harmed.

•	A significant amount of our revenue is derived from a limited number of customers, and any reduction in revenue from any of these customers could harm our business.

•	A limited number of our stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval. After this offering our directors, executive officers and their affiliated entities will own approximately 49% of our outstanding common stock.

•	We may be sued by third parties for infringement or other violation of their intellectual or proprietary rights.

•	If our security measures are breached or fail, and unauthorized persons gain access to customers’ and consumers’ data, our software and services might be perceived as being unsecure, customers and consumers might curtail or stop using our software and services, and we might incur significant liabilities.

•	The healthcare and health insurance industries are heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.

•	We will face increased costs as a result of being a public company.

Corporate Information

We were organized in 1999 under the name Healthplanet.com, Inc., which subsequently changed to SimplyHealth.com, Inc. later that year, and in 2002 changed our name to Connecture, Inc. We are headquartered in Brookfield, Wisconsin and our principal executive offices are located at 18500 West Corporate Drive, Suite 250, Brookfield, Wisconsin 53045. Our telephone number is (262) 432-8282. Our corporate website address is www.connecture.com. The information contained in, or that can be accessed through, our website is not part of this prospectus.

“Connecture,” “DRX,” “Destination RX” and “InsureAdvantage” are trademarks or logos appearing in this prospectus owned by Connecture, Inc. or one of its subsidiaries. Through claimed common law trademark protection, we also protect other marks which identify our services, such as RxHealth, and we have registered numerous domain names including “connecture.com.” All other trademarks, service marks and trade names appearing in this prospectus are the property of their respective owners.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. We refer to the Jumpstart Our Business Startups Act of 2012 herein as the “JOBS Act,” and references herein to “emerging growth company” shall have the meaning associated with such term in the JOBS Act.

THE OFFERING

Common stock offered by us	6,635,000 shares

Common stock to be outstanding after this offering	21,680,590 shares

Over-allotment option	The selling stockholders have granted to the underwriters the option, exercisable for 30 days following the date of this prospectus, to purchase up to an additional 995,250 shares of common stock.

Use of proceeds

We intend to use the net proceeds from this offering as follows:

•     to pay accumulated and unpaid dividends on our outstanding shares of Series A and Series B preferred stock that have accrued at a rate of 8% per annum of the original issue price of each such share of preferred stock; the amount payable was $8.1 million as of September 30, 2014 and is estimated to be $9.0 million upon the closing of this offering;

•     to repay, when due, outstanding promissory notes in the aggregate principal amount of approximately $3.0 million and accrued unpaid interest thereon; the amount payable was $3.4 million as of September 30, 2014 and is estimated to be $3.5 million upon the closing of this offering; and

•     to repay, when due, outstanding promissory notes (held by investors affiliated with members of our board of directors) in the aggregate principal amount of approximately $1.3 million and accrued unpaid interest thereon; the amount payable was $1.3 million as of September 30, 2014 and is estimated to be $1.3 million upon the closing of this offering. See the section titled “Certain Relationships and Related Party Transactions.”

We intend to use the remainder for working capital and other general corporate purposes, including to develop new technologies, fund capital expenditures, make investments in or acquisitions of other businesses, solutions or technologies or repay a portion of our outstanding borrowings. We will not receive any of the proceeds from the sale of shares by the selling stockholders. See the section titled “Use of Proceeds.”

Proceeds to be paid to certain affiliated parties

In connection with this offering, our executive officers, directors, beneficial owners of 5% or more of our outstanding shares of capital stock, and affiliated entities, will receive approximately $9.0 million in payment upon conversion of outstanding shares of our preferred stock, of unpaid dividends accumulated through the closing of this offering.

In connection with this offering, our executive officers, directors, beneficial owners of 5% or more of our outstanding shares of capital stock, and affiliated entities, will receive approximately $2.2 million upon repayment of outstanding promissory notes and unpaid interest thereon. See the section title “Certain Relationships and Related Party Transactions.”

Risk factors	See the section titled “Risk Factors” for a discussion of factors that you should consider carefully before deciding whether to purchase shares of our common stock.

Voting rights	Shares of common stock are entitled to one vote per share on all matters to be voted on by stockholders generally. See the section titled “Description of Capital Stock.”

Dividend policy	We do not anticipate paying cash dividends on our common stock for the foreseeable future. See the section titled “Dividend Policy.”

NASDAQ symbol	“CNXR”

Our fiscal year ends on December 31. Except as otherwise indicated, all information in this prospectus (i) is based upon 15,045,590 shares of common stock outstanding as of September 30, 2014 and (ii) excludes:

•	1,883,409 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2014, having a weighted-average exercise price of $1.929 per share;

•	441,581 shares of common stock available for future issuance under our 2010 Stock Plan as of September 30, 2014, which shall be added to the number of shares reserved for issuance under our 2014 Equity Incentive Plan as described in the section titled “Executive Compensation—Benefit Plans;”

•	550,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2014 Equity Incentive Plan; and

•	240,000 shares of common stock, subject to increase on an annual basis, reserved for future issuance under our 2014 Employee Stock Purchase Plan.

Unless otherwise noted, the information in this prospectus assumes:

•	the conversion of all of our outstanding shares of preferred stock into shares of common stock prior to or upon the closing of this offering;

•	the underwriters’ overallotment option is not exercised;

•	the initial public offering price of $8.00 per share of common stock; and

•	the filing of our amended and restated certificate of incorporation and effectiveness of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

Unless otherwise noted, the information in this prospectus gives effect to the 26-for-one reverse stock split effected on August 3, 2012 and the three-for-one reverse stock spit effected on November 6, 2014. In connection with the reverse stock split effected on November 6, 2014, the conversion price for each share of our outstanding preferred stock, which all have an issuance price of $1.00 per share, was increased from $1.00 per share to $3.00 per share such that after the reverse stock split, each share of preferred stock will convert into common stock on a three-for-one basis with any fractional shares rounded down to the nearest whole share.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth summary consolidated financial and other data on a historical and pro forma basis and should be read in conjunction with the sections entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our consolidated financial statements, related notes, and other financial information included elsewhere in this prospectus.

The summary consolidated statements of operations data for the years ended December 31, 2013 and 2012, respectively, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the summary consolidated statements of operations data for the nine months ended September 30, 2014 and 2013, respectively, and summary balance sheet data as of September 30, 2014 from our unaudited condensed consolidated interim financial statements appearing elsewhere in this prospectus. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our operating results for the nine months ended September 30, 2014 are not necessarily indicative of the results to be expected for the entire year ending December 31, 2014. The results presented for 2012 below do not reflect the results of DestinationRX, Inc., which we acquired in January 2013. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect our actual results of operations or financial position for the periods presented. The summary unaudited pro forma consolidated financial information should not be relied upon as being indicative of our financial condition or results of operations had this offering and the use of the estimated net proceeds from this offering as described under “Use of Proceeds” occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

Condensed Consolidated Statements of Operations Data

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(in thousands, except per share amounts)
Condensed Consolidated Statements of Operations Data:
Revenue	$56,754	$33,369	$58,326	$29,626
Cost of Revenue(1)	38,196	34,904	50,173	22,886

Gross Margin	18,558	(1,535)	8,153	6,740

Operating Expenses:
Research and Development(1)	13,678	8,836	11,806	7,371
Sales and Marketing(1)	5,782	5,036	6,800	6,644
General and Administrative(1)	9,311	9,005	12,187	7,492

Total Operating Expenses	28,771	22,877	30,793	21,507

Loss from Operations	(10,213)	(24,412)	(22,640)	(14,767)

Other Expenses:
Interest Expense	4,232	3,608	4,644	1,992
Other Expense, net	543	—	—	—

Loss before Income taxes	(14,988)	(28,020)	(27,284)	(16,759)

Income Tax Benefit	44	946	900	3

Net Loss	$(14,944)	$(27,074)	$(26,384)	$(16,756)

Net Loss per common share—basic and diluted	$(97.17)	$(162.12)	$(163.37)	$(14.05)

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands, except share and per share amounts)
Pro forma net loss per common share—basic and diluted(2)	$(0.89)		$(1.58)

Weighted Average Common Shares Outstanding—basic and diluted	184,051	184,051	184,051	1,353,862

Weighted average common shares outstanding—pro forma	16,704,992		16,704,992

Other Financial Data:
Adjusted gross margin(3)	21,578	1,279	11,984	7,572
Adjusted EBITDA(4)	(5,299)	(20,542)	(17,291)	(13,054)

(1)	Cost of revenue and operating expenses include stock-based compensation expense as follows (in thousands):

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Cost of Revenue	$92	$61	$92	$121
Research and Development	60	35	55	48
Sales and Marketing	25	25	34	61
General and Administrative	896	288	458	470

(2)	Pro forma basic and diluted net loss per common share have been calculated assuming (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate 14,861,539 shares of common stock as of the beginning of the applicable period, (ii) additional shares of common stock the issuance of which would be necessary to pay approximately $9.0 million of cumulative preferred stock dividends through the estimated issuance and sale of common stock in this offering at the initial offering price of $8.00 and (iii) additional shares of common stock the issuance of which would be necessary to pay promissory notes with approximately $4.3 million of principal at the initial offering price of $8.00.
(3)	We define adjusted gross margin as gross margin before depreciation and amortization expense, as well as stock-based compensation expense. See section titled “Adjusted Gross Margin and Adjusted EBITDA” below for more information and for a reconciliation of adjusted gross margin to gross margin, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(4)	We define adjusted EBITDA as net loss before net interest, other expense, taxes, depreciation and amortization expense, adjusted to eliminate stock-based compensation and non-cash impairments of goodwill, intangible, and long-lived assets, if any.

Our Segments

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Segment Statements of Operations Data:
Revenue:
Enterprise/Commercial	$25,746	$19,186	$33,028	$28,341
Enterprise/State	15,834	46	3,177	65
Medicare	11,843	11,118	15,941	—
Private Exchange	3,331	3,019	6,180	1,220

Total Revenue	$56,754	$33,369	$58,326	$29,626

Gross Margin:
Enterprise/Commercial	$3,224	$(5,157)	$(747)	$7,241
Enterprise/State	7,870	(2,494)	(1,121)	(784)
Medicare	6,859	5,078	7,839	—
Private Exchange	605	1,038	2,182	283

Total Gross Margin	$18,558	$(1,535)	$8,153	$6,740

Condensed Consolidated Balance Sheet Data

	As of September 30, 2014
	Actual	Pro Forma(1)
	(dollars in thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	$355	$32,225
Accounts receivable—net of allowances	12,825	12,825
Total assets	87,517	117,344
Deferred revenue, total	80,861	80,861
Total liabilities	157,697	151,201
Total redeemable convertible preferred stock	52,685	—
Common Stock	1	22
Additional paid-in capital	7,146	96,133
Total stockholders’ deficit	(122,865)	(33,857)

(1)	The pro forma as adjusted balance sheet data gives effect to (i) assumed conversion of 44,584,626 shares of redeemable convertible preferred stock into an aggregate 14,861,539 shares of common stock on a three-for-one basis, (ii) mandatory payment of dividends accruing on the redeemable convertible preferred stock through closing of this offering, of which $8.1 million had accrued through September 30, 2014, and $9.0 million is estimated to be paid upon closing of this offering and (iii) payment of outstanding promissory notes with $3.0 million of principal and $0.4 million of related interest, (iv) payment of outstanding promissory notes (held by investors affiliated with members of our board of directors) with $1.3 million of principal and approximately $0.1 million of related interest, (v) issuance and sale of 6,635,000 shares of common stock in this offering at the initial public offering price of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (vi) the reclassification to additional paid in capital of incurred and accrued offering expenses through September 30, 2014.

Adjusted Gross Margin and Adjusted EBITDA

Within this prospectus we use adjusted gross margin and adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, to provide investors with additional information regarding our financial results. Adjusted gross margin and adjusted EBITDA are non-GAAP (Generally Accepted Accounting Principles) financial measures. We define adjusted gross margin as gross margin before depreciation and amortization and stock-based compensation expense. We define adjusted EBITDA as net loss before net interest, other expenses, taxes, depreciation and amortization expense, adjusted to eliminate stock-based compensation and non-cash impairments of goodwill, intangible and long-lived assets, if any. We have provided below reconciliations of these measures to the most directly comparable with GAAP financial measures, which for adjusted gross margin is gross margin, and for adjusted EBITDA is net loss.

We have included adjusted gross margin and adjusted EBITDA as supplemental financial measures in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. We believe the exclusion of non-cash charges such as depreciation, amortization and stock-based compensation from adjusted EBITDA and adjusted gross margin allows us to have better insight into the core operating performance of our business. The amount of such expenses in any specific period may not directly correlate with the underlying performance of our business operations during the period and such expenses can vary significantly between periods. The use of adjusted EBITDA and adjusted gross margin provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations that could otherwise be masked by the effect of the expenses that we exclude from these non-GAAP financial measures and facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Additionally, securities analysts use a measure similar to adjusted EBITDA and adjusted gross margin as supplemental measures to evaluate the overall operating performance and comparison of companies, and we anticipate that after consummating this offering, our investor and analyst presentations will include these measures. Accordingly, we believe that adjusted gross margin and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results.

Our use of adjusted gross margin and adjusted EBITDA as analytical tools has limitations, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized might have to be replaced in the future, and adjusted gross margin and adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted gross margin and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted gross margin and adjusted EBITDA do not reflect the potentially dilutive impact of stock-based compensation;

•	adjusted gross margin and adjusted EBITDA do not reflect interest or tax payments that could reduce the cash available to us; and

•	other companies, including companies in our industry, might calculate adjusted gross margin and adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider adjusted gross margin and adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, gross margin, net loss and our other GAAP financial results. The following table presents a reconciliation of adjusted gross margin to gross margin and adjusted EBITDA to net loss for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Reconciliation from Gross Margin to Adjusted Gross Margin:
Gross margin	$18,558	$(1,535)	$8,153	$6,740
Depreciation and amortization	2,928	2,753	3,739	711
Stock-based compensation expense	92	61	92	121

Adjusted gross margin	$21,578	$1,279	$11,984	$7,572

Reconciliation from Net Loss to Adjusted EBITDA:
Net loss	$(14,944)	$(27,074)	$(26,384)	$(16,756)
Depreciation and amortization	3,841	3,461	4,710	1,013
Interest expense	4,232	3,608	4,644	1,992
Other expense	543	—	—	—
Income taxes	(44)	(946)	(900)	(3)
Stock-based compensation expense	1,073	409	639	700

Total net adjustments	9,645	6,532	9,093	3,702

Adjusted EBITDA	$(5,299)	$(20,542)	$(17,291)	$(13,054)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before deciding whether to purchase shares of our common stock. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that are currently considered immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business

We have had a history of losses and we may be unable to achieve or sustain profitability.

We experienced a net loss of $26.4 million and $16.8 million in 2013 and 2012, respectively, and a net loss of $14.9 million in the nine months ended September 30, 2014. We cannot predict if we will achieve profitability in the near future or at all. We expect to make significant future expenditures to develop and expand our business. Our recent growth in revenue may not be sustainable, and we might not achieve sufficient revenue to achieve or maintain profitability. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus, and we may encounter unforeseen expenses, difficulties, complications and delays and other unknown events. Accordingly, we may not be able to achieve or maintain profitability, and we may incur significant losses for the foreseeable future.

Failure to manage our growth effectively could increase our expenses, decrease our revenue and prevent us from implementing our business strategy.

We have been experiencing a period of growth, which puts strain on our business. To manage this and our anticipated future growth effectively, we must continue to maintain and enhance our information technology infrastructure, financial and accounting systems and controls. We also must attract, train and retain a significant number of qualified software engineers, technical and management personnel, sales and marketing personnel, customer support personnel and professional services personnel. Failure to effectively manage our rapid growth could lead us to over-invest or under-invest in development and operations, result in weaknesses in our infrastructure, systems or controls, give rise to operational mistakes, losses, loss of productivity or business opportunities and result in loss of employees and reduced productivity of remaining employees. Our growth could require significant capital expenditures and might divert financial resources from other projects such as the development of new products and services. If our management is unable to effectively manage our growth, our expenses might increase more than expected, our revenue could decline or might grow more slowly than expected, and we might be unable to implement our business strategy. The quality of our products and services might suffer, which could negatively affect our reputation and harm our ability to retain and attract customers.

The market for health insurance exchanges in the United States is relatively undeveloped, rapidly evolving and volatile, which makes it difficult to forecast adoption rates and demand for our solutions. If the market does not develop or develops more slowly than we expect, or if individuals, brokers or health plans select more traditional or alternative channels for the purchase and sale of health insurance, it could have a material adverse effect on our business and results of operations.

The market for health insurance exchanges in the United States is relatively undeveloped, rapidly evolving and volatile. Accordingly, our future financial performance will depend in part on growth in this market and on our ability to adapt to emerging demands and trends in this market. Demand for our exchange solutions has been driven in large part by recent regulatory changes, broader use of the Internet, shifts from group plans to the purchase of individual plans and advances in technology. It is difficult to predict with any precision adoption rates or the future growth rate and size of our target market. The market for health insurance sales automation software is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand and market acceptance. The volatility and rapidly evolving nature of the market in which we operate, as well as other factors that are beyond our control, reduces our ability to accurately evaluate our long-term outlook and forecast annual performance.

Additionally, our success depends in part upon widespread individual and health plan acceptance of the Internet as a shopping platform and marketplace for the purchase and sale of health insurance. Individuals, employers, employees and health plans may choose to depend on more traditional sources, such as individual agents, or alternative sources may develop, including as a result of significant reforms to healthcare legislation through the Patient Protection and Affordable Care Act, or PPACA, and the Healthcare and Education Reconciliation Act of 2010, or HCERA, which we refer to collectively as Healthcare Reform.

A reduction in demand for health insurance exchanges caused by lack of acceptance, technological challenges, competing solutions or as a result of individuals, brokers or health plans determining that other distribution channels for health insurance are superior to ours would have a material adverse effect on our business, growth, results of operations and financial condition.

Our estimate of the market size for our solutions may prove to be inaccurate, and even if the market size is accurate, we cannot assure you that our business will serve a significant portion of the market.

Our estimate of the market size for our solutions is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our solutions.

We operate in the highly competitive software industry. If we are not able to compete effectively, our business and operating results will be harmed.

The software market is highly competitive and is likely to attract increased competition, which could make it hard for us to succeed. Small, specialized providers continue to become more sophisticated and effective. In addition, large, well-financed, and technologically sophisticated software companies might focus more on our market. The size and financial strength of these entities is increasing as a result of continued consolidation in both the IT and health insurance industries. We expect large integrated software companies to become more active in our market, both through acquisitions and internal investment. As costs fall and technology improves, increased market saturation might change the competitive landscape in favor of our competitors.

Some of our current competitors have greater name recognition, longer operating histories, and significantly greater resources than we do. As a result, our competitors might be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. In addition, current and potential competitors have established, and might in the future establish, cooperative relationships with vendors of complementary products, technologies, or services to increase the availability of their products in the marketplace. Accordingly, new competitors or alliances might emerge that have greater market share, a larger customer base, more widely adopted proprietary technologies, greater marketing expertise, greater financial resources and larger sales forces than we have, which could put us at a competitive disadvantage. Further, in light of these advantages, even if our products and services are more effective than those of our competitors, current or potential customers might accept competitive offerings in lieu of purchasing our offerings. Increased competition is likely to result in pricing pressures, which could negatively impact our sales, profitability or market share. In addition to new niche vendors, who offer stand-alone products and services, we face competition from existing enterprise vendors, including those currently focused on software solutions that have information systems in place with potential customers in our target market. These existing enterprise vendors might promise products or services that offer ease of integration with existing systems and which leverage existing vendor relationships. In addition, large health plans often have internal technology staffs and proprietary software for benefits and distribution management, making them less likely to buy our solutions.

If our existing customers do not continue or renew their agreements with us, renew at lower fee levels or decline to license additional software or purchase additional applications and services from us, it could have a material adverse effect on our business and operating results.

We derive a significant portion of our revenue from renewal of existing customer agreements and sales of additional software and services to existing customers and expect to continue to do so. As a result, achieving a high renewal rate of our customer agreements and selling additional software and services is critical to our future operating results.

We generally sell our software and services pursuant to agreements for terms of multiple years. Our customers may choose not to renew these contracts after the initial contract period expires. Additionally, some of our customers are able to terminate their respective contracts without cause or for convenience at any time. We may not be able to accurately predict future trends in customer renewals, and our customers’ renewal rates may decline or fluctuate. Without the continuance or renewal of our customer contracts our business and operating results may suffer.

Factors that may affect the renewal rate for our existing contracts, and our ability to sell additional applications and services, include:

•	the price, performance and functionality of our offering;

•	the availability, price, performance and functionality of competing solutions;

•	our ability to develop complementary applications and services;

•	our continued ability to access the pricing and other data necessary to enable us to deliver reliable offerings to customers;

•	the stability, performance and security of our hosting infrastructure and hosting services;

•	changes in healthcare laws, regulations or trends; and

•	the business environment of our customers.

If any of our customers terminate or do not renew their contracts for our services, renew on less favorable terms, or do not purchase additional functionality or software, our revenue may grow more slowly than expected or decline, and our profitability and gross margins may be harmed.

A significant amount of our revenue is derived from a limited number of customers, and any reduction in revenue from any of these customers could have a material adverse effect on our business.

Our ten largest customers by revenue in the past two years accounted for approximately 49.1% and 71.8% of our consolidated revenue in 2013 and 2012, respectively, and 59.8% of our revenue in the first nine months of 2014. Our largest customer by revenue in the past two years, Blue Cross and Blue Shield of Michigan, accounted for approximately 9.6% and 21.3% of our revenue in 2013 and 2012, respectively, and 7.2% of our revenue in the first nine months of 2014. If any of our key customers decides not to renew its contracts with us, or to renew on less favorable terms, our business, revenue, reputation, and our ability to obtain new customers could be materially and adversely affected.

We have experienced quarterly fluctuations, and expect to continue to experience quarterly fluctuations, in our operating results due to a number of factors, including the seasonality of our revenue, the sales and implementation cycles for our products and services and other factors, that make our future results difficult to predict and could cause our operating results to fall below expectations.

Our business is subject to seasonal fluctuations and our operating results are traditionally strongest in the fourth quarter of each year as a result of the open enrollment period established by PPACA. Therefore, our stock price might be based on expectations of future performance that we might not meet and, if our revenue or operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially.

The sales cycle for our products and services can vary from, on average, two to four months for our cloud-based solutions, and from four to 12 or more months for our enterprise solutions, from initial contact to contract execution. After a customer contract is signed, we provide an implementation process for the customer which typically ranges from two to four months for our cloud-based implementations and from three to 15 months for complex enterprise implementations, each from contract execution to completion of implementation. As a result, the period of time between contract signing and recognition of associated revenue may be lengthy, and we are not able to predict with certainty the period in which implementation will be completed.

During the sales and implementation cycles for our enterprise segments, we expend substantial time and effort, and incur significant additional operating expenses, but accounting principles do not allow us to recognize the resulting revenue until implementation is complete and the services are available for use by our customers, at which time we begin recognition of implementation revenue over the life of the contract or the expected life of the customer relationship, whichever is longer. Unanticipated difficulties and delays in implementation might arise as a result of failure by us or our customers to complete one or more of our or their respective responsibilities and, if implementation periods are extended or implementations are cancelled, revenue recognition could be delayed or fail to occur.

Our operating results have varied in the past. In addition to the other risk factors listed in this section, some of the important factors that may cause fluctuations in our quarterly operating results include:

•	the extent to which our products and services achieve or maintain market acceptance;

•	our ability to introduce new products and services and enhancements to our existing products and services on a timely basis;

•	new competitors and the introduction of enhanced products and services from competitors;

•	the financial condition of our current and potential customers;

•	changes in customer budgets and procurement policies;

•	the amount and timing of our investment in research and development activities;

•	technical difficulties with our products or interruptions in our services;

•	our ability to hire and retain qualified personnel, including the rate of expansion of our sales force;

•	changes in the regulatory environment related to benefits and healthcare;

•	regulatory compliance costs;

•	the timing, size and ability to successfully integrate potential future acquisitions; and

•	unforeseen legal expenses, including litigation and settlement costs.

In addition, a significant portion of our operating expense is relatively fixed in nature, and planned expenditures are based in part on expectations regarding future revenue. Accordingly, unexpected revenue shortfalls might decrease our gross margins and could cause significant changes in our operating results from quarter to quarter. If this occurs, the trading price of our common stock could fall substantially, either suddenly or over time.

In the event that our proprietary software does not operate properly, our reputation would suffer, claims would likely be asserted against us, and we would likely be required to divert our resources from other purposes, any of which could have a material adverse effect on our business.

Proprietary software development is time-consuming, expensive and complex. We may experience difficulties with software development, industry standards, design or marketing that could delay or prevent the development, introduction, or implementation of new solutions and enhancements. If our solutions do not function reliably or fail to achieve customer expectations in terms of performance, customers could assert liability claims against us and/or attempt to cancel their contracts with us. This could damage our reputation and impair our ability to attract or maintain customers.

Moreover, software as complex as ours has in the past contained, and may in the future contain, or develop, undetected defects or errors. Material performance problems or defects in our products and services might arise in the future. Errors might result from the interface of our services with legacy systems and data, which we did not develop and the function of which is outside of our control. Defects or errors might arise in our existing or new software or service processes. Because changes in health plan and legal requirements and practices relating to health insurance are frequent, we are continuously discovering defects and errors in our software and service processes compared against these requirements and practices. These defects and errors and any failure by us to identify and address them could result in loss of enrollment by our customers, loss of revenue or market share, liability to customers or others, failure to achieve market acceptance or expansion, diversion of development and other resources, injury to our reputation, and increased service and maintenance costs. Defects or errors in our product or service processes might discourage existing or potential customers from purchasing services from us. Correcting defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors or in responding to resulting claims or liability might be substantial and could adversely affect our operating results.

Our customers might assert claims against us in the future alleging that they suffered damages due to a defect, error, or other failure of our product or service processes. A claim could subject us to significant legal defense costs and adverse publicity regardless of the merits or eventual outcome of such claim.

If our transition from our current technology platforms to new platforms does not occur rapidly or as efficiently as anticipated, it could have a material adverse effect on our business and results of operations.

We are expanding our cloud-based software-as-a-service, or SaaS, offerings, including building new shared capabilities such as consumer shopping and personalization. Our ability to (i) complete that development and (ii) efficiently transition existing enterprise-platform customers to new cloud-based components is important to our future operating results. We are also investing in platform delivery improvements that will lower our cost of implementation and configuration and improve competitiveness. Our SaaS business model depends heavily on achieving economies of scale because the initial upfront investment is costly and the associated revenue is recognized on a ratable basis. If we fail to achieve efficient transitions, improvements to our capabilities, appropriate economies of scale or if we fail to manage or anticipate the evolution and demand of the SaaS pricing model, then our business and operating results will be adversely affected.

If we do not continue to provide innovative products and services, along with high quality support services, that are useful to our customers and consumers of insurance products, we might not remain competitive and our newer solutions may not be adopted by new and existing customers, which would have a material adverse effect on our business and results of operations.

Our success depends in part on our ability to successfully develop and sell innovative products and services that health insurance plans and brokers and their customers will utilize. We must continue to invest significant resources in research and development in order to enhance our existing products and services and introduce new high quality products and services that customers will want. If we are unable to predict preferences of our customers or consumers or industry changes, or if we are unable to modify our products and services on a timely basis, we might lose customers. Our operating results would also suffer if our innovations are not responsive to the needs of our customers, are not appropriately timed with market opportunity, or are not effectively brought to market. As technology continues to develop, our competitors might be able to offer results that are, or that are perceived to be, substantially similar to or better than those generated by us. This would force us to compete on additional product and service attributes and to expend significant resources in order to remain competitive.

Our success also depends on providing high quality support services to resolve any issues related to our products and services. High quality education and customer support are important for the successful marketing and sale of our products and services and for the renewal of existing customers. If we do not help our customers quickly resolve issues and provide effective ongoing support, our ability to sell additional products and services to existing customers would suffer and our reputation with existing or potential customers would be harmed.

We rely on data center providers, Internet infrastructure, bandwidth providers, third-party computer hardware and software, other third parties, and our own systems for providing services to our customers, and any failure of or interruption in the services provided by these third parties or our own systems could expose us to litigation and may negatively impact our relationships with customers, adversely affecting our brand and our business.

We currently serve our customers from two data centers, one located in Atlanta, Georgia and the other located in El Segundo, California. While we control and have access to our servers, we do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. With respect to the provision of core services, our two data center agreements have remaining terms of approximately 13 months, and the agreements provide for either automatic renewal or routine annual renewal unless terminated by one of the parties. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible service interruption in connection with doing so. Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our customers. Our third-party data centers operators could decide to close their facilities without adequate notice. In addition, any financial difficulties, such as bankruptcy faced by our third-party data centers operators or any of the service providers with whom we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict.

In addition, our ability to deliver our web-based services depends on the development and maintenance of the infrastructure of the Internet by third parties. This includes maintenance of a reliable network backbone with the necessary speed, data capacity, bandwidth capacity and security. Our services are designed to operate without interruption in accordance with our service level commitments. However, we have experienced and expect that we will experience future interruptions and delays in services and availability from time to time. In the event of a catastrophic event with respect to one or more of our systems, we may experience an extended period of system unavailability, which could negatively impact our relationship with customers. To operate without interruption, both we and our service providers must guard against:

•	damage from fire, power loss, natural disasters and other force majeure events outside our control;

•	communications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses, hacking, denial-of-service attacks and similar disruptive problems; and

•	other potential interruptions.

We also rely on purchased or leased computer hardware and software licensed from third parties in order to offer our services. These licenses are generally commercially available on varying terms. However, it is possible that this hardware and software might not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could result in delays in the provisioning of our services until equivalent technology is either developed by us, or, if available, is identified, obtained and integrated.

We exercise limited control over third-party vendors, which increases our vulnerability to problems with technology and information services they provide. Interruptions in our network access and services might in connection with third-party technology and information services reduce our revenue, cause us to issue refunds to customers for prepaid and unused subscription services, subject us to potential liability, or adversely affect our renewal rates. Although we maintain insurance for our business, the coverage under our policies might not be adequate to compensate us for all losses that may occur. In addition, we might not be able to continue to obtain adequate insurance coverage at an acceptable cost, if at all.

Various events could interrupt customers’ access to our platform, exposing us to significant costs.

The ability to access our platform is critical to our customers. Our operations and facilities are vulnerable to interruption and/or damage from a number of sources, many of which are beyond our control, including, without limitation: (i) power loss and telecommunications failures, (ii) fire, flood, hurricane, and other natural disasters, (iii) software and hardware errors, failures or crashes in our own systems or in other systems, (iv) computer viruses, denial-of-service attacks, hacking and similar disruptive problems in our own systems and in other systems, and (v) civil unrest, war, and/or terrorism. We have implemented various measures to protect against interruptions of customers’ access to our platform. If customers’ access is interrupted because of problems in the operation of our facilities, we could be exposed to significant claims by customers. Our plans for disaster recovery and business continuity rely on third-party providers of related services. If those vendors fail us at a time when our systems are not operating correctly, we could incur a loss of revenue and liability for failure to fulfill our obligations. Any significant instances of system downtime could negatively affect our reputation and ability to retain customers and sell our services, which would adversely impact our revenue.

If our security measures are breached or fail, and unauthorized persons gain access to customers’ and consumers’ data, our products and services might be perceived as being unsecure, customers and consumers might curtail or stop using our products and services, and we might incur significant liabilities.

Our products and services involve the collection, processing, storage and transmission of customers’ and consumers’ confidential information, which may include sensitive individually identifiable information that is subject to stringent statutory and regulatory obligations. Because of the sensitivity of this information, security features of our software and applications are very important. From time to time we may detect vulnerabilities in our systems, which, even if they do not result in a security breach, may reduce customer confidence and require substantial resources to address. If our security measures or those of our third-party service providers are breached or fail and/or are bypassed as a result of third-party action, employee error, malfeasance, or otherwise, someone might be able to obtain unauthorized access to our customers’ confidential information and/or patient data. As a result, our reputation could be damaged, our business might suffer, and we could face damages for contract breach, penalties for violation of applicable laws or regulations, and significant costs for remediation efforts to prevent future occurrences.

In addition, we rely on various third parties, including health plans, brokers and other third-party service providers and consumers themselves, as users of our system, for key activities to protect and promote the security of our systems and the data and information accessible within them, such as enrollment information, consumer status changes and payment. On occasion, certain individuals have failed to perform these activities. For example, authorized users have failed to administer and use the login/password appropriately, which may allow the system to be accessed by unauthorized third parties. When we become aware of such breaches or incidents, we work with our customers to remedy the issue, terminate inappropriate access as necessary, and provide additional instruction in order to avoid the reoccurrence of such problems. Although to date these breaches have not resulted in claims against us or in material harm to our business, failures to perform these activities might result in claims against us, which could expose us to significant expense, legal liability, and harm to our reputation, which might result in loss of business.

Our security measures, and those of our third-party service providers, may not detect or prevent all attempts to hack our systems, denial-of-service attacks, viruses, malicious software, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in or transmitted by our sites, networks and systems or that we or our third-party service providers otherwise maintain, including payment card systems which may subject us to fines or higher transaction fees or limit or terminate our access to certain payment methods. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we and our hosting service providers might not be able to detect or prevent these techniques or to implement adequate preventive measures until after the techniques or other attacks have already been launched. If an actual or perceived breach of our security or that of our hosting service providers occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers. In addition, our customers might authorize or enable third parties to access their information and data that is stored on our systems. Because we do not control such access, we cannot ensure the complete integrity or security of such data in our systems.

For a more detailed discussion of the risks associated with a failure by us to comply with any of the federal and state standards regarding patient privacy, identity theft prevention and detection and data security, see the risk factor below under “—Risks Related to Regulation—The healthcare and health insurance industries are heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.”

Our substantial level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting obligations on our indebtedness.

We have a substantial amount of indebtedness. As of September 30, 2014, our total indebtedness was $56.6 million. Our substantial level of indebtedness could adversely affect our financial condition and increase the possibility that we may be unable to generate cash sufficient to pay, when due, the principal, interest or other amounts due in respect of our indebtedness. Our substantial indebtedness, combined with our other existing and any future financial obligations and contractual commitments, could have important adverse consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to our indebtedness, including making interest payments on our debt obligations, and any failure to comply with the obligations under any of our debt instruments, including restrictive covenants, could result in an event of default under the agreements governing such indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing funds available for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other purposes;

•	cause us to incur substantial fees from time to time in connection with debt amendments or refinancing;

•	increase our exposure to rising interest rates because a portion of our borrowings is at variable interest rates;

•	place us at a disadvantage compared to our competitors that have less debt;

•	limit our ability to pursue acquisitions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the health insurance industry;

•	limit our ability to borrow additional funds, or to dispose of assets to raise funds, if needed, for working capital, capital expenditures, acquisitions, selling and marketing efforts, research and development and other corporate purposes; and

•	increase our vulnerability to adverse economic and industry conditions, which could place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness.

See the section titled “Liquidity and Capital Resources—Senior Credit Facility” for a description of our bank credit facility, as well as details related to prior non-compliance with financial covenants thereof and the subsequent amendment of the credit facility.

We might require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and might require additional funds to respond to business challenges or opportunities, including the need to develop new products and services or enhance our existing services, enhance our operating infrastructure, and acquire complementary businesses and technologies. Accordingly, we might need to engage in equity or debt financings to secure additional funds. If we raise additional funds through new issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which might make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we might not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited.

Because we recognize revenue and expense relating to delivery of software, transaction fees and professional services over varying periods, downturns or upturns in sales are not immediately reflected in full in our operating results.

We recognize recurring revenue monthly over the term of our contracts and recognize the majority of our professional services revenue ratably over the contract term or the estimated expected life of the customer relationship, whichever is longer. As a result, a portion of the revenue we report each quarter is the recognition of deferred revenue from contracts we entered into during previous quarters. Consequently, a shortfall in demand for our software solutions and professional services or a decline in new or renewed contracts in any one quarter might not significantly reduce our revenue for that quarter, but could negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our products and services is not reflected in full in our results of operations until future periods. Our revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, because revenue from new customers must be recognized over the applicable term of the contracts or the estimated expected life of the customer relationship period, whichever is longer. In addition, we recognize professional services expenses as incurred, which could cause professional services gross margin to be negative.

We have recorded a significant amount of goodwill, intangible assets and deferred implementation costs. We may need to record write-downs from future impairments of these assets, which could adversely affect our costs and business operations.

Our consolidated balance sheet includes significant goodwill, intangible assets and deferred implementation costs, including approximately $26.8 million in goodwill, $16.4 million in other intangible assets and $24.0 million of deferred implementation costs, together representing approximately 77% of our total assets as of September 30, 2014. The determination of related estimated useful lives and whether these assets are impaired involves significant judgments and our ability to accurately predict future cash flows related to these intangible assets may not be accurate. We test our goodwill for impairment each fiscal year, but we also test goodwill, other intangible assets and deferred implementation costs for impairment at any time when there is a change in circumstances that indicates that the carrying value of these assets may be impaired. Any future determination that these assets are carried at greater than their fair value could result in substantial non-cash impairment charges, which could significantly impact our reported operating results.

If we are required to collect sales and use taxes in additional jurisdictions, we might be subject to liability for additional sales and use taxes and our future sales may decrease.

We might incur significant expenses, and, as a result, lose sales, if states successfully impose broader guidelines on state sales and use taxes or successfully argue that current guidelines apply to us. We currently collect sales and use tax in a limited number of states. A successful assertion by one or more states requiring us to collect sales or other taxes on the licensing of our software or sale of our services could result in substantial tax liabilities for past transactions and otherwise harm our business. Each state has different rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that change over time. We review these rules and regulations periodically and, when we believe we are subject to sales and use taxes in a particular state, voluntarily engage with state tax authorities in order to determine how to comply with their rules and regulations. We cannot assure you that we will not be subject to sales and use taxes or related interest and penalties for past sales or use taxes in states where we currently believe no such taxes are required.

Vendors of services, like us, are typically held responsible by taxing authorities for the collection and payment of any applicable sales and similar taxes. If one or more taxing authorities determines that taxes should have, but have not, been paid with respect to our services, we might be liable for past taxes in addition to taxes going forward. Liability for past taxes might also include substantial interest and penalty charges. Our customer contracts typically provide that our customers must pay all applicable sales and similar taxes. Nevertheless, our customers might be reluctant to pay back taxes and might refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts (or if we decline to seek reimbursement from our clients), we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our software and services to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

We might not be able to utilize a significant portion of our net operating loss or other tax credit carryforwards, which could adversely affect our future operating cash flows.

As of December 31, 2013, we had federal and state net operating loss carryforwards due to prior period losses, which if not utilized, will begin to expire in 2020. These carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our future operating cash flows.

In addition, under Section 382 of the Internal Revenue Code of 1986, as amended, our ability to utilize net operating loss carryforwards or other tax attributes in any taxable year may be limited if we experience an “ownership change.” A Section 382 “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules might apply under state tax laws. As a result of prior equity issuances and other transactions in our stock, we have previously experienced “ownership changes” under Section 382 which limit the amount of net operating losses available to us. This offering or future issuances of our stock could cause an additional “ownership change.” Accordingly, the application of Section 382 could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our future operating cash flows.

As of December 31, 2013 and 2012, we have recorded a full valuation allowance against net operating loss carryforwards, because we believe it is more likely than not that some portion or all of these deferred tax assets will not be realized.

Failure to adequately expand our direct sales force will impede our growth.

We believe that our future growth will depend on the continued expansion of our direct sales force and its ability to obtain new customers and sell additional products and services to existing customers. Identifying and recruiting qualified personnel and training them in the use of our software requires significant time, expense, and attention. It can take up to six months or longer before a new sales representative is fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force do not generate a corresponding increase in revenue. In particular, if we are unable to hire and develop sufficient numbers of productive direct sales personnel or if new direct sales personnel are unable to achieve desired productivity levels in a reasonable period of time, sales of our products and services will suffer and our growth will be impeded.

Our government business relies on working effectively with the prime contractors that hold the contract with the government customers and those contracts being renewed or extended, as applicable. To the extent those relationships are not positively maintained or such contracts, such as our subcontract in connection with the Centers for Medicare and Medicaid Services, or CMS, contract, are not renewed or extended, it could have a material adverse effect on our business.

In our government business to date, we have only worked as a subcontractor to prime contractors and systems integrators that contract directly with the federal government and state governments. In the scope of these relationships, we have provided specified components of the applicable government entity’s overall request, but have not assumed responsibility for the operation of the government websites. Based on our risk analysis of multiple factors, including the scope of the government entity’s request, the total potential contract value and the terms and conditions of the applicable contract, we have determined that operating in a subcontractor role has been most appropriate for our government business. It may or may not be more beneficial for us to contract directly with the government due to various factors including insurance, risk and liability issues. In order to secure government business, it is important that we identify and market our capabilities to the prime contractor community, participate on joint requests for proposals, and maintain effective working relationships throughout the term of the contract.

In many cases, payment for our products and services is dependent upon the prime contractor getting paid by the government customer. As such, we may not be paid on a timely basis or at all if the prime contractor or other subcontractors have not completed their work.

We use staff contracting firms located internationally or that source their resources from outside the United States to augment our employee base and assist in the development, distribution and delivery of our solutions. Future work with these firms might expose us to risks that could have a material adverse effect on our business.

We use staff contracting firms (both onshore and offshore) to scale up or down based on customer needs, work across various time zones to meet speed to market requirements, and lower our total cost of delivery. For over nine years, we have used staff contracting firms with employees located internationally. Associated risks include:

•	operating in international markets requires significant resources and management attention and might subject us to regulatory, economic, and political risks that are different from those in the United States, including data privacy and security considerations;

•	ability of our vendor firms to continue to identify and staff local talent that meets our quality and turnaround requirements;

•	currency fluctuations which raises the price of offshore labor and does not allow us to obtain cost efficiencies;

•	difficulties in working with firms that staff and manage foreign operations;

•	weaker protection for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	adverse tax consequences; and

•	unstable regional economic and political conditions.

In addition, our customers may require us to staff projects with only employed or domestically-based staff. That requirement could increase our cost of delivery, which in turn could decrease our competiveness and lower our overall profitability.

Any future litigation against us could be costly and time-consuming to defend and could have a material adverse effect on our business, financial condition and results of operations.

We may become subject, from time to time, to legal proceedings and claims that arise in the ordinary course of business such as claims brought by our customers in connection with commercial disputes or employment claims made by our current or former employees. Litigation might result in substantial costs and may divert management’s attention and resources, which might seriously harm our business, overall financial condition, and operating results. We generally intend to defend ourselves vigorously; however, we cannot be certain of the ultimate outcomes of any claims that may arise in the future. Insurance might not cover such claims, might not provide sufficient payments to cover all the costs to resolve one or more such claims, and might not continue to be available on terms acceptable to us. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby reducing our operating results and leading analysts or potential investors to reduce their expectations of our performance, which could reduce the trading price of our stock. Additionally, certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could adversely impact our results of operations and cash flows, expose us to increased risks that would be uninsured and adversely impact our ability to attract officers and directors.

We might be unable to adequately protect our intellectual property, and intellectual property claims against us could result in the loss of significant rights. Even if we are successful in enforcing our intellectual property rights, we may incur significant costs in doing so, which could have a material adverse effect on our business.

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including trademark, copyright, trade secret and other intellectual property rights, as well as customary contractual protections. Our intellectual property rights extend to our technologies and software applications. We also rely on intellectual property licensed from third parties. Our attempts to protect our intellectual property might be challenged by others or invalidated through administrative process or litigation. To the extent that our intellectual property and other proprietary rights are not adequately protected, third parties might gain access to our proprietary information, develop and market products or services similar to ours, or use trademarks similar to ours, each of which could materially harm our business.

From time to time, third parties have alleged, and may allege in the future that we have violated their intellectual property rights. If we are forced to defend ourselves against intellectual property infringement claims, regardless of the merit or ultimate result of such claims, we may face costly litigation, diversion of technical and management personnel, limitations on our ability to market or provide our products and services. As a result of any such dispute, we may have to:

•	develop non-infringing technology;

•	pay damages or refund fees;

•	enter into or modify royalty or licensing agreements;

•	cease providing certain products or services; or

•	take other actions to resolve the claims.

Moreover, if we are unable to implement one or more of the remedial actions described above, we may be prevented from continuing to offer, and our customers may be prevented from continuing to use, any of our affected products or services.

The use of open source software in our products and solutions may expose us to additional risks and harm our intellectual property rights.

Some of our products and solutions use or incorporate software that is subject to one or more open source licenses. Open source software is typically freely accessible, usable, and modifiable. Certain open source software licenses require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on potentially unfavorable terms or at no cost.

The terms of many open source licenses to which we are subject have not been interpreted by United States or foreign courts. Accordingly, there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our solutions. In that event, we could be required to seek licenses from third parties in order to continue offering our products or solutions, to re-develop our products or solutions, to discontinue sales of our products or solutions, or to release our proprietary software code under the terms of an open source license, any of which could harm our business. Further, given the nature of open source software, it may be more likely that third parties might assert copyright and other intellectual property infringement claims against us based on our use of these open source software programs.

While we monitor the use of all open source software in our products, solutions, processes, and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product or solution when we do not wish to do so, it is possible that such use may have inadvertently occurred in deploying our proprietary solutions. In addition, if a third-party software provider has incorporated certain types of open source software into software we license from such third party for our products and solutions without our knowledge, we could, under certain circumstances, be required to disclose the source code to our products and solutions. This could harm our intellectual property position and our business, results of operations, and financial condition.

Our confidentiality arrangements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information, and any such disclosure could have a material adverse effect on our business.

We have devoted substantial resources to the development of our technology, business operations and business plans. In order to protect our trade secrets and proprietary information, we rely in significant part on confidentiality arrangements with our employees, independent contractors, advisers and customers. These arrangements may not be effective to prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover trade secrets and proprietary information, and in such cases we would not be able to assert trade secret rights against such parties. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying functionality. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business.

If we acquire companies or technologies in the future, they could prove difficult to integrate, disrupt our business, dilute stockholder value, and adversely affect our operating results and the value of our common stock.

As part of our business strategy, we might acquire, enter into joint ventures with, or make investments in complementary companies, services, and technologies in the future. For example, in 2013, we acquired DestinationRx, Inc., or DRX. We spent considerable time, effort, and money acquiring this company and integrating it into our business. Acquisitions and investments involve numerous risks, including:

•	difficulties in identifying and acquiring products, technologies or businesses that will help our business;

•	difficulties in integrating operations, technologies, services and personnel;

•	diversion of financial and managerial resources from existing operations;

•	risk of entering new markets in which we have little to no experience; and

•	delays in customer purchases due to uncertainty and the inability to maintain relationships with customers of the acquired businesses.

If we fail to properly evaluate acquisitions or investments, we might not achieve the anticipated benefits of any such acquisitions, we might incur costs in excess of what we anticipate, and management resources and attention might be diverted from other necessary or valuable activities, which would have a material adverse effect on our business and results of operations.

Consolidation in the health insurance industry in which our customers operate could cause us to lose customers or could reduce the volume of services purchased by consolidated customers following an acquisition or merger, which could have a material adverse effect on our business.

Consolidation in the health insurance industry has accelerated in recent years, and this trend could continue. We may lose customers due to industry consolidation, and we may not be able to expand sales of our solutions and services to new customers to replace lost customers. In addition, new companies or organizations that result from such consolidation may decide that our solutions are no longer needed because of their own internal processes or the use of alternative solutions. As these entities consolidate, competition to provide solutions and services to industry participants will become more intense and the importance of establishing relationships with large industry participants will become greater. These industry participants may try to use their market power to negotiate price reductions for our solutions. Also, if consolidation of larger current customers occurs, the combined company may represent a larger percentage of business for us and, as a result, we are likely to rely more significantly on the combined company’s revenue to continue to achieve growth. As a result, industry consolidation or consolidation among current customers or potential customers could adversely affect our business.

We depend on our senior management team and other key employees, and the loss of one or more key personnel or an inability to attract hire, integrate and retain highly skilled personnel could adversely affect our business.

Our success depends largely upon the continued services of key personnel. We also rely on our leadership team in the areas of research and development, marketing, services, and general and administrative functions, and on mission-critical individual contributors in research and development. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or other key employees could have a serious adverse effect on our business. The replacement of one or more of our executive officers or other key employees would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

To continue to execute our growth strategy, we also must identify, hire and retain highly skilled personnel. Competition is intense for engineers with high levels of experience in designing and developing software and Internet-related services. We might not be successful in maintaining our unique culture and continuing to attract and retain qualified personnel. We have from time to time in the past experienced, and we expect to continue to experience in the future, difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. The pool of qualified personnel is limited overall and specifically in the geographic regions in which our principal offices are located. Failure to identify, hire and retain necessary key personnel could have a material adverse effect on our business, financial condition and results of operations.

Consumers of health insurance are increasingly relying on mobile devices as part of their decision-making process. If we are unsuccessful in expanding the capabilities of our shopping tools for mobile platforms, it could adversely affect our business.

We believe that consumers of health insurance are increasingly relying on mobile devices, such as smartphones and tablets, in connection with their health insurance purchasing decisions. Traditionally, our solutions have been designed for desktop platforms, and we must develop new capabilities to deliver compelling user experiences via mobile devices. To deliver high quality mobile offerings, it is important that our solutions integrate with a wide range of other mobile technologies, systems, networks and standards that we do not control. We may not be successful in developing products that operate effectively with these technologies, systems, networks or standards. Further, our success on mobile platforms will be dependent on our interoperability with popular mobile operating systems that we do not control, such as Android, iOS and Windows Mobile, and any change in such systems that degrade our functionality or give preferential treatment to competitive products could adversely affect usage of our solutions through mobile devices. If we fail to achieve success with our mobile offerings, our ability to deliver compelling user experiences to consumers as they increasingly rely on mobile devices in connection with their health insurance purchasing decisions will be constrained and our business could be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, teamwork, passion and focus on execution that we believe contribute to our success, which could have a material adverse effect on our business.

We believe that a critical component to our success has been our corporate culture. We have invested substantial time and resources in building our team. As we continue to grow, we may find it difficult to maintain the innovation, teamwork, passion and focus on execution that we believe are important aspects of our corporate culture. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Failure by our customers to obtain proper permissions and waivers might result in claims against us or may limit or prevent our use of data, which could have a material adverse effect on our business.

We require our customers to provide necessary notices and to obtain necessary permissions and waivers for use and disclosure of information on our platform, and we require contractual assurances from them that they have done so and will do so. If, however, despite these requirements and contractual obligations, our customers do not obtain necessary permissions and waivers, then our use and disclosure of information that we receive from them or on their behalf might be limited or prohibited by state or federal privacy laws or other laws. This could impair our functions, processes and databases that reflect, contain, or are based upon such data and might prevent use of such data. In addition, this could interfere with, or prevent creation or use of, rules, analyses, or other data-driven activities that benefit us and our business. Moreover, we might be subject to claims or liability for use or disclosure of information by reason of lack of valid notices, agreements, permissions or waivers. These claims or liabilities could subject us to unexpected costs and adversely affect our operating results.

Risks Related to Regulation

The healthcare and health insurance industries are heavily regulated. Our failure to comply with regulatory requirements could create liability for us, result in adverse publicity and negatively affect our business.

The healthcare and health insurance industries are highly regulated and are subject to changing political, legislative, regulatory, and other influences. Existing and new laws and regulations could create unexpected liabilities for us, cause us to incur additional costs and restrict our operations. These laws and regulations are complex and their application to specific services and relationships are not clear. In particular, many existing laws and regulations affecting healthcare and health insurance and related benefits or products when enacted, did not anticipate the services that we provide, and these laws and regulations might be applied to our services in ways that we do not anticipate. Our failure to accurately anticipate the application of these laws and regulations, or our failure to comply, could require us to change our operations or cease using certain datasets, create liability for us, result in adverse publicity, and negatively affect our business. Some of the risks we face from the regulation of healthcare and health insurance are as follows:

•	Patient Protection and Affordable Care Act. Numerous lawsuits have challenged and continue to challenge the constitutionality and other aspects of PPACA, and regulations and regulatory guidance continue to be issued on various aspects of PPACA that may affect our business. While many of the provisions of PPACA are not directly applicable to us, PPACA, as enacted, affects the business of many of our customers. Our customers might experience changes in the numbers of individuals they insure as a result of Medicaid expansion and the creation of state and national exchanges. Although we are unable to predict with any reasonable certainty or otherwise quantify the likely impact of PPACA on our business model, financial condition, or results of operations, changes in the business of our customers and the number of individuals they insure may negatively impact our business.

•	False or Fraudulent Claim Laws. There are numerous federal and state laws that forbid submission of false information or the failure to disclose information in connection with submission and payment of claims for reimbursement from the government. In some cases, these laws also forbid abuse of existing systems for such submission and payment. Any contract we have with a government entity or in support of a government entity requires us to comply with these laws and regulations. Any failure of our services to comply with these laws and regulations could result in substantial liability, including but not limited to criminal liability, could adversely affect demand for our services, and could force us to expend significant capital, research and development, and other resources to address the failure. Any determination by a court or regulatory agency that our services with government customers violate these laws and regulations could subject us to civil or criminal penalties, invalidate all or portions of some of our government customer contracts, require us to change or terminate some portions of our business, require us to refund portions of our services fees, cause us to be disqualified from serving not only government customers but also all customers doing business with government payers, and have an adverse effect on our business.

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HIPAA and Other Privacy and Security Requirements. There are numerous federal and state laws and regulations related to the privacy and security of personal health information. In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996, or HIPAA, established privacy and security standards, or Privacy Standards and Security Standards, that limit the use and disclosure of individually identifiable health information, and require the implementation of administrative, physical, and technological safeguards to ensure the confidentiality, integrity, and availability of individually identifiable health information in electronic form. Health plans, healthcare clearinghouses, and most providers are considered by the HIPAA regulations to be “Covered Entities.” With respect to our operations, we are a Business Associate of our health plan customers and we are directly subject to the privacy and security regulations established under HIPAA. We enter into written Business Associate Agreements with our health plan customers, under which we are required to safeguard individually identifiable health information and comply with restrictions how we may use and disclose such information. Effective February 2010, the American Recovery and Reinvestment Act of 2009, or ARRA, and effective March 2013, the HIPAA Omnibus Final Rules extended the direct application of certain provisions of the Privacy Standards and Security Standards to us when we are functioning as a Business Associate of our health plan customers. ARRA and the HIPAA Omnibus Final Rule also subject Business Associates to direct oversight and audit by the HHS.

Violations of the Privacy Standards and Security Standards might result in civil and criminal penalties, and ARRA increased the penalties for HIPAA violations and strengthened the enforcement provisions of HIPAA. For example, ARRA authorizes state attorneys general to bring civil actions seeking either injunctions or damages in response to violations of Privacy Standards and Security Standards that threaten the privacy of state residents. Additionally, some health plans interpret HIPAA requirements differently than we do, and as our customers are the Covered Entity under HIPAA we may be required to comply with their interpretations.

We might not be able to adequately address the business risks created by HIPAA implementation. Furthermore, we are unable to predict what changes to HIPAA or other laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance.

In addition to the Privacy Standards and Security Standards, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical and/or health information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards, and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements and we are required to comply with them. Additionally, other laws or standards may apply to our operations, including requirements related to handling certain financial information, federal tax information, or FTI, and payment card association operating rules with respect to credit card data.

Failure by us to comply with any state standards regarding patient privacy may subject us to penalties, including civil monetary penalties and, in some circumstances, criminal penalties. Such failure may injure our reputation and adversely affect our ability to retain customers and attract new customers.

•	Medicare and Medicaid Regulatory Requirements. We have contracts with health plans that offer Medicare Managed Care (also known as Medicare Advantage or Medicare Part C). We also have contracts with health plans that offer Medicare prescription drug benefits (also known as Medicare Part D) plans. The activities of the Medicare plans are regulated by CMS. Though our health plan customers remain responsible to comply with CMS requirements, we operate as a First Tier, Downstream & Related Entity, or FDR, in support of our customers. Some of the activities that we might perform, such as the enrollment of beneficiaries, may be subject to CMS and/or state regulation, and such regulations may force us to change the way we do business or otherwise restrict our ability to provide services to such plans. Moreover, the regulatory environment with respect to these programs has become, and will likely continue to become, increasingly complex.

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Financial Services-Related Laws and Rules. Financial services and electronic payment processing services are subject to numerous laws, regulations and industry standards, some of which might impact our operations and subject us, our vendors, and our customers to liability as a result of the payment distribution and processing solutions we offer. In addition, payment distribution and processing solutions might be impacted by payment card association operating rules, certification requirements, and rules governing electronic funds transfers. If we fail to comply with applicable payment processing rules or requirements, we might be subject to fines and changes in transaction fees and may lose our ability to process credit and debit card transactions or facilitate other types of billing and payment solutions. Moreover, payment transactions processed using the Automated Clearing House Network, or ACH, are subject to network operating rules promulgated by the National Automated Clearing House Association and to various federal laws regarding such operations, including laws pertaining to electronic funds transfers, and these rules and laws might impact our billing and payment solutions.

Further, our solutions might impact the ability of our payer customers to comply with state prompt payment laws. These laws require payers to pay healthcare claims meeting the statutory or regulatory definition of a “clean claim” within a specified time frame.

•	Insurance Broker Laws. Insurance laws in the United States are often complex, and states have broad authority to adopt regulations regarding brokerage activities. These regulations typically include the licensing of insurance brokers and agents and govern the handling and investment of customer funds held in a fiduciary capacity. We and our broker/agency customers may be subject to some of these regulations, and may not be able to fully comply.

•	ERISA. The Employee Retirement Income Security Act of 1974, as amended, or ERISA, regulates how employee benefits are provided to or through certain types of employer-sponsored health benefits plans. ERISA is a set of laws and regulations that is subject to periodic interpretation by the United States Department of Labor as well as the federal courts. In some circumstances, and under certain customer contracts, we might be deemed to have assumed duties that make us an ERISA fiduciary, and thus be required to carry out our operations in a manner that complies with ERISA in all material respects. We believe that our current operations do not render us subject to ERISA fiduciary obligations, and therefore that we are in material compliance with ERISA and that any such compliance does not currently have a material adverse effect on our operations. However, there can be no assurance that continuing ERISA compliance efforts or any future changes to ERISA will not have a material adverse effect on us.

•	Third-Party Administrator Laws. Numerous states in which we do business have adopted regulations governing entities engaged in third-party administrator, or TPA, activities. TPA regulations typically impose requirements regarding enrollment into benefits plans, claims processing and payments, and the handling of customer funds. Although we do not believe we are currently acting as a TPA, changes in state regulations could result in us being obligated to comply with such regulations, which might require us to obtain licenses to provide TPA services in such states.

The growth in the Medicare plan market is important to the overall growth rate of our business. The marketing and sale of Medicare plans are subject to numerous, complex and frequently changing laws and regulations, and the impact of changes in laws related to Medicare or any failure to comply with them could harm our business, results of operations and financial condition.

The number of people eligible for Medicare is one of the most significant drivers in the growth of Medicare plans. Any changes in the eligibility requirements for Medicare such as raising the age of eligibility would decrease the available pool of recipients and lower our growth expectations.

The marketing and sale of Medicare plans are subject to numerous laws, regulations and guidelines at both the Federal and state level. The marketing and sale of Medicare Advantage and Medicare Part D prescription drug plans are principally regulated by CMS, which is a division of the United States Department of Health and Human Services, and the marketing and sale of Medicare supplement plans is principally regulated on a state- by- state basis by state departments of insurance. The laws and regulations applicable to the marketing and sale of Medicare plans lack clarity, are numerous and complex, were not drafted to contemplate health insurance exchanges, and change frequently, particularly with respect to regulations and guidance issued by CMS for Medicare Advantage and Medicare Part D prescription drug plans and by the various state departments of insurance for Medicare supplement plans.

As a result of these laws, regulations and guidelines, we have altered, and will need to continue to alter, our business operations and procedures, including without limitation, to comply with these changing requirements. Though our health plan customers remain responsible to comply with CMS requirements, we operate as an FDR, in support of our customers. Changes to the laws, regulations and guidelines relating to Medicare plans, the scope of their application to our business, their interpretation by regulators or our health plan customers, or the manner in which they are enforced could be incompatible with our business model. As a result, our business could be slowed or we could be prevented from operating portions of our business altogether, either of which would materially harm our results of operations and financial condition, particularly if this occurred during the Medicare annual enrollment period, which is when the vast majority of Medicare plans are sold.

Health plans may adjust their commission rates to comply with regulatory guidelines, such as those published by CMS with respect to the marketing of Medicare Advantage and Medicare Part D prescription drug plans. If these contractual changes result in reduced commissions, our revenue may decline. Because insurance rates may vary between health plans, plans and enrollment dates, changes in enrollment mix may impact our commission revenue. Future changes in health plan pricing practices could harm our business, results of operations and financial condition.

In March 2010, the Federal government enacted significant reforms to healthcare legislation through the PPACA and the HCERA, which we refer to collectively as Healthcare Reform. In addition, one of the elements of the recently passed Budget Control Act of 2011 is the creation of a joint select committee on deficit reduction to develop recommendations, including changes to entitlement programs such as Medicare, to reduce the national debt by at least $1.5 trillion over 10 years. In connection with the United Sates Congress’s failure to agree on a proposal to lower the national deficit, the Budget Control Act mandates automatic cuts to domestic and defense spending, including a significant reduction in Medicare spending. The impact that Healthcare Reform and the Budget Control Act will have on the market for Medicare plans could change the demand for Medicare plans, the way these plans are delivered, or the commissions that health plans pay to us in connection with their sale or otherwise adversely impact us.

In the event that these laws and regulations or changes in these laws and regulations, or other laws and regulations that impact the marketing and sale of Medicare plans, adversely impact our ability or our customers’ ability to market any type of Medicare plan on an exchange platform or the commissions that we receive for selling these plans, our business, results of operations and financial condition would be harmed.

Additional regulatory requirements placed on our software, services, and content could impose increased costs on us, delay or prevent our introduction of new service types, and impair the function or value of our existing service types.

Our products and services are and are likely to continue to be subject to increasing regulatory requirements in a number of ways. As these requirements proliferate, we must change or adapt our products and services to comply. Changing regulatory requirements might render our services obsolete or might prevent us from pursuing our business objective or developing new services. This might in turn impose additional costs upon us to comply or to further develop our products and services. It might also make introduction of new product or service types more costly or more time-consuming than we currently anticipate. It might even prevent introduction by us of new products or services or cause the continuation of our existing products or services to become unprofitable or impossible.

Potential government subsidy of services similar to ours, or creation of a single-payer system, might reduce customer demand.

Recently, entities including brokers and United States federal and state governments have offered to subsidize adoption of online benefits platforms or clearinghouses. In addition, prior proposals regarding healthcare reform have included the concept of creation of a single payer for health insurance. This kind of consolidation of critical benefits activity could negatively impact the demand for our services.

Risk Related to this Offering and Ownership of our Common Stock

An active, liquid, and orderly market for our common stock may not develop.

Prior to this offering, there was no market for shares of our common stock. An active trading market for our common stock might never develop or be sustained, which could depress the market price of our common stock and affect your ability to sell our shares. The initial public offering price will be determined through negotiations between us and the representatives of the underwriters and might bear no relationship to the price at which our common stock will trade following the completion of this offering. The trading price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. These factors include:

•	our operating performance and the operating performance of similar companies;

•	the overall performance of the equity markets;

•	announcements by us or our competitors of acquisitions, business plans, or commercial relationships;

•	threatened or actual litigation;

•	changes in laws or regulations relating to the sale of health insurance;

•	any major change in our board of directors or management;

•	publication of research reports or news stories about us, our competitors, or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	large volumes of sales of our shares of common stock by existing stockholders; and

•	general political and economic conditions.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations might be even more pronounced in the trading market for our stock shortly following this offering. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results, and financial condition.

Our management team has no prior experience managing a public company, and regulatory compliance may divert its attention from day-to-day management of our business, which could have a material adverse effect on our business.

The individuals who now constitute our management team have no prior experience managing a publicly-traded company or complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage our continued transition to a public company that will be subject to significant regulatory oversight and reporting obligations under the federal securities laws and the regulations imposed by the NASDAQ Global Market. In particular, these new obligations will require substantial attention from our senior management and could divert their attention away from the day-to-day management of our business, which could materially and adversely impact our business operations.

We have broad discretion in the use of the net proceeds from this offering and might not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” Accordingly, you will have to rely on the judgment of our management with respect to the use of the proceeds, with only limited information concerning management’s specific intentions. Our management might spend a portion or all of the net proceeds from this offering in ways that our stockholders do not desire or that might not yield a favorable return. The failure by our management to apply these funds effectively could harm our business. Pending their use, we might invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors, executive officers, and their affiliated entities will beneficially own approximately 49% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options after September 30, 2014). In addition, after this offering, our current shareholders, GPP—Connecture, LLC, Chrysalis Ventures II, L.P., LiveOak Equity Partners, L.P., SSM Venture Associates, L.P. and SSM Venture Partners II, L.P., collectively will beneficially own approximately 68% (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options after September 30, 2014). These stockholders, if they act together, could exert substantial influence over matters requiring approval by our stockholders, including the amendment of our amended and restated certificate of incorporation and amended and restated bylaws, and the approval of mergers or other business combination transactions.

This concentration of ownership might discourage, delay, or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by other stockholders, including those who purchase shares in this offering.

Future sales of shares of our common stock by existing stockholders could depress the market value of our common stock.

Upon completion of this offering, there will be 21,680,590 shares of our common stock outstanding. The 6,635,000 shares being sold in this offering will be freely tradable immediately after this offering (except for shares purchased by affiliates) and of the remaining 15,045,590 shares outstanding on a pro forma as adjusted basis as of September 30, 2014 (assuming no exercise of outstanding options after September 30, 2014), 14,863,563 shares may be sold upon expiration of lock-up agreements 180 days after the date of this offering (subject in some cases to volume limitations). In addition, as of September 30, 2014, there were outstanding options to purchase 1,883,409 shares of our common stock that, if exercised, will result in these additional shares becoming available for sale upon expiration of the lock-up agreements. A large portion of these shares and options are held by a small number of persons and investment funds. Sales by these stockholders or option holders of a substantial number of shares after this offering could significantly reduce the market price of our common stock. Moreover, after this offering, some holders of shares of common stock will have rights, subject to some conditions, to require us to file registration statements covering the shares they currently hold, or to include these shares in registration statements that we might file for ourselves or other stockholders.

We also intend to register all common stock that we may issue under our equity incentive plans. Effective upon the completion of this offering, an aggregate of 3,114,990 shares of our common stock will be reserved for future issuance under these plans (assuming no exercise of outstanding options after September 30, 2014). Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

You will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the net tangible book value of each outstanding share of common stock immediately after this offering. If you purchase common stock in this offering, you will suffer immediate and substantial dilution. At the initial public offering price of $8.00 with net proceeds to the Company of $45.3 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses, investors who purchase shares in this offering from us will have contributed approximately 55% of the total amount of funding we have received to date, but the shares purchased from us in this offering will represent only approximately 31% of the total voting rights. The dilution will be $11.56 per share in the net tangible book value of the common stock from the initial public offering price. In addition, if outstanding options to purchase shares of our common stock are exercised, there could be further dilution. For more information refer to “Dilution.”

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research or reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our common stock or change their opinion of our common stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We will incur significant increased expenses and administrative burdens as a public company, which could have a material adverse effect on our operations and financial results.

We will face increased legal, accounting, administrative and other costs and expenses as a public company that we do not incur as a private company. The Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission, or SEC, the Public Company Accounting Oversight Board and the NASDAQ Global Market, impose additional reporting and other obligations on public companies. We expect that compliance with public company requirements will increase our costs and make some activities more time-consuming. A number of those requirements will require us to carry out activities we have not done previously. For example, we will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, we will incur additional expenses associated with our SEC reporting requirements. Furthermore, if we identify any issues in complying with those requirements (for example, if we or our auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us. We also expect that it will be more expensive to obtain director and officer liability insurance. Risks associated with our status as a public company may make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We expect that the additional reporting and other obligations imposed on us by these rules and regulations will increase our legal and financial compliance costs and the costs of our related legal, accounting and administrative activities by approximately $1.5 million per year. These increased costs will require us to divert a significant amount of money that we could otherwise use to expand our business and achieve our strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase our costs.

We do not currently intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividends on our common stock and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your common stock for the foreseeable future, and the success of an investment in shares of our common stock will depend upon future appreciation in its value, if any. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders purchased their shares.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law might discourage, delay, or prevent a merger, acquisition, or other change in control that stockholders consider favorable, including transactions in which you might otherwise receive a premium for your shares of our common stock. These provisions might also prevent or frustrate attempts by our stockholders to replace or remove our management. These provisions include:

•	limitations on the removal of directors;

•	advance notice requirements for stockholder proposals and nominations;

•	limitations on the ability of stockholders to call special meetings;

•	the inability of stockholders to cumulate votes at any election of directors;

•	the classification of our board of directors into three classes with only one class, representing approximately one-third of our directors, standing for election at each annual meeting; and

•	the ability of our board of directors to make, alter or repeal our amended and restated bylaws.

Our board of directors has the ability to designate the terms of and issue new series of preferred stock without stockholder approval. In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

The existence of the foregoing provisions and anti-takeover measures could limit the price that investors are willing to pay in the future for shares of our common stock. They could also deter potential acquirers of our company, thereby reducing the likelihood that you could receive a premium for your common stock in an acquisition.

We currently qualify as an emerging growth company under the JOBS Act and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

The JOBS Act permits “emerging growth companies” like us to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the exemption from complying with new or revised accounting standards provided in Section 7(a)(2)(B) of the Securities Act as long as we are an emerging growth company. An emerging growth company can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

For as long as we continue to be an emerging growth company, we intend to take advantage of certain other exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved, and exemptions from the requirements of auditor attestation reports on the effectiveness of our internal control over financial reporting. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(B)(1), which will allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we become a large accelerated filer, which means that we have been public for at least 12 months, have filed at least one annual report and the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last day of our then most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, including the sections titled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. In particular, statements pertaining to our capital resources, dividend policy and results of operations contain forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. All statements contained in this prospectus, other than statements of historical fact, are forward-looking. You can identify forward-looking statements by terminology such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “seeks,” “should,” “will,” or “would” or the negative of these terms or similar words or phrases.

There are a number of important factors that could cause our actual results to differ materially from the results anticipated by these forward-looking statements. These important factors include those that we discuss in the section titled “Risk Factors.” You should read these factors and the other cautionary statements made in this prospectus as being applicable to all related forward-looking statements wherever they appear in this prospectus. If one or more of these factors materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Accordingly, we cannot guarantee future results or performance. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from various sources (including and other industry publications, surveys, forecasts and our internal research), and on assumptions that we have made, which we believe are reasonable, based on those data and other similar sources and on our knowledge of the markets for our services. Our internal research has not been verified by any independent source, and we have not independently verified any third-party information and cannot assure you of its accuracy or completeness. While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the projections, assumptions and estimates included in this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $45.3 million, based upon the initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares, there will be no change in total proceeds to us, as any additional shares would be sold by the selling stockholders.

We intend to use approximately $13.9 million of the net proceeds from this offering to:

•	pay unpaid dividends accumulated through the closing of this offering on our outstanding shares of preferred stock, as follows:

•	$5.0 million in dividends will be paid on our outstanding shares of Series A preferred stock, which have accrued at a rate of 8% per annum of the original issue price of each such share of preferred stock, of which the amount payable in cash as of September 30, 2014 is $4.5 million and is estimated to be $5.0 million upon the closing of this offering; and

•	$4.0 million in dividends will be paid on our outstanding shares of Series B preferred stock, which have accrued at a rate of 8% per annum of the original issue price of each such share of preferred stock, of which the amount payable in cash as of September 30, 2014 is $3.6 million and is estimated to be $4.0 million upon the closing of this offering.

•	repay outstanding promissory notes in the aggregate principal amount of approximately $3.0 million and unpaid interest thereon, which accrues at a rate of 8% per annum; the amount payable was $3.4 million as of September 30, 2014 and is estimated to be $3.5 million upon the closing of this offering. These notes become due and payable on January 15, 2015, at which time the amount payable is expected to be $3.5 million.

•	repay outstanding promissory notes (held by investors affiliated with members of our board of directors) in the aggregate principal amount of approximately $1.3 million and unpaid interest thereon, which accrues at a rate of 14% per annum; the amount payable was $1.3 million as of September 30, 2014 and is estimated to be $1.3 million upon the closing of this offering. These notes become due and payable on May 29, 2015, at which time the amount payable is expected to be $1.4 million. See the section titled “Certain Relationships and Related Party Transactions.”

We intend to use the remainder for working capital and other general corporate purposes, including to develop new technologies, fund capital expenditures, make investments in or acquisitions of other businesses, solutions or technologies or repay a portion of our outstanding borrowings. We currently have no plan or proposal to make any particular such investment or acquisition. We do not have current specific plans for the use of a significant portion of the net proceeds from this offering.

As a result of the anticipated payment of accumulated and unpaid dividends on our outstanding shares of preferred stock, certain of our executive officers, directors, beneficial owners of 5% or more of our outstanding shares of common stock and affiliated entities who are holders of our preferred stock will receive approximately $5.0 million in dividends on our outstanding shares of Series A preferred stock, which have accumulated at a rate of 8% per annum of the original issue price of each such share of preferred stock, of which the amount payable in cash as of September 30, 2014 is $4.5 million, and approximately $4.0 million in dividends on our outstanding shares of Series B preferred stock, which have accumulated at a rate of 8% per annum of the original issue price of each such share of preferred stock, of which the amount payable in cash as of September 30, 2014 is $3.6 million.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. In the event that the underwriters exercise their option to purchase additional shares in full, the selling stockholders who are our executive officers, members of our board of directors, beneficial owners of 5% or more of our outstanding shares of common stock and affiliated entities, will receive approximately $7.4 million of net proceeds from the sale of shares in this offering at the initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions payable by such selling stockholders.

Pending the uses mentioned above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. Our management will have broad discretion in the application of the net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and we do not anticipate paying cash dividends on our common stock for the foreseeable future. Neither Delaware law nor our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering requires our board of directors to declare dividends on our common stock. Any future determination to declare cash dividends on our common stock will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, covenants under our credit facility with Wells Fargo Bank, National Association, or Credit Facility, and other debt instruments, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2014, on:

•	an actual basis;

•	a pro forma basis, giving effect to (i) the conversion of all outstanding shares of Series A preferred stock and Series B preferred stock into 14,861,539 shares of common stock, (ii) the payment of all accrued but unpaid dividends on the shares of Series A preferred stock and Series B preferred stock, totaling approximately $9.0 million upon the closing of this offering, (iii) payment of promissory notes with approximately $4.3 million of principal and (iv) the filing of our amended and restated certificate of incorporation; and

•	a pro forma as adjusted basis to give effect to the pro forma matters described above and to further reflect our receipt of the net proceeds from our sale of 6,635,000 shares of common stock in this offering at the initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the information in this table together with our consolidated financial statements and related notes, the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information appearing elsewhere in this prospectus.

	As of September 30, 2014
	Actual	Pro Forma	Pro Forma as adjusted
	(in thousands, except share and per share data)
Capitalization:
Cash and cash equivalents	$355	355	32,225
Total debt	56,630	52,380	52,380

Redeemable convertible preferred stock:
Series A convertible preferred stock, $0.001 par value, 26,100,000 shares designated, 24,888,073 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	24,888	—	—
Series B convertible preferred stock, $0.001 par value, 20,700,000 shares designated, 19,696,553 issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma adjusted	19,697	—	—
Preferred stock, $0.001 par value, no shares designated, issued and outstanding, actual; 5,000,000 designated and no shares issued and outstanding, proforma and pro forma adjusted	—	—	—
Stockholders’ Deficit:
Common stock, $0.001 par value, 54,700,000 shares authorized, 184,051 shares issued and outstanding, actual; $0.001 par value, 75,000,000 shares authorized, 15,045,590 shares issued and outstanding, pro forma and 21,680,590 shares issued and outstanding, pro forma adjusted	1	15	22
Additional paid-in capital	7,146	51,717	96,133
Accumulated deficit	(130,012)	(130,012)	(130,012)

Total stockholders’ deficit	(122,865)	(78,280)	(33,857)

Total capitalization	$(78,280)	(78,280)	(33,857)

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the pro forma net tangible book value per share of our common stock after this offering.

As of September 30, 2014, we had a net tangible book value of $(121.4) million, or approximately $(8.07) per share of common stock, assuming conversion of our preferred stock into common stock. Net tangible book value represents total tangible assets (total assets less goodwill and other intangible assets) less total consolidated liabilities (inclusive of dividends payable on outstanding preferred stock), and pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total consolidated liabilities and divided by the total number of shares of common stock outstanding after giving effect to the conversion of our preferred stock into shares of common stock upon the completion of this offering. Dilution in net tangible book value per share to new investors in this offering represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering.

After giving effect to the sale of 6,635,000 shares of common stock offered by us in this offering at the initial public offering price of $8.00 per share, after deducting the estimated underwriting discounts and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2014 would have been $(77.1) million, or $(3.56) per share of common stock. This represents an immediate increase in net tangible book value of $4.51 per share to existing stockholders and an immediate dilution of $11.56 per share to new investors in our common stock. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$8.00
Pro forma net tangible book value per share as of September 30, 2014, before giving effect to this offering	$(8.07)
Increase in net tangible book value per share attributable to this offering	$4.51

Pro forma as adjusted net tangible book value per share after this offering		$(3.56)

Dilution per share to new investors in this offering		$11.56

The following table shows, as of September 30, 2014, on the pro forma basis described above, the difference between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing stockholders and by investors purchasing shares of our common stock in this offering:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands, except per share data)
Existing Stockholders	15,046	69.4%	$42,771	44.6%	$2.84
New Investors	6,635	30.6	$53,080	55.4	8.00

Total	21,681	100.0%	$95,851	100%	$4.42

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The tables on the following pages set forth the consolidated financial and operating data as of and for the periods indicated. Financial information for periods prior to 2012 has not been provided. The condensed consolidated statements of operations data presented below for the years ended December 31, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from the audited consolidated financial statements that are included elsewhere in this prospectus. The condensed consolidated statements of operations data presented below for the nine months ended September 30, 2014 and 2013 and the condensed consolidated balance sheet data as of September 30, 2014 have been derived from the unaudited interim consolidated financial statements that are included elsewhere in this prospectus. We have prepared the unaudited financial information on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements.

The results presented for 2012 below do not reflect the results of DestinationRX, Inc., which we acquired in January 2013.

The following information should be read in conjunction with our condensed consolidated financial statements and related notes, the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

Condensed Consolidated Statements of Operations Data

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Condensed Consolidated Statements of Operations Data:	(in thousands, except share and per share amounts)
Revenue	$56,754	$33,369	$58,326	$29,626
Cost of Revenue(1)	38,196	34,904	50,173	22,886

Gross Margin	18,558	(1,535)	8,153	6,740

Operating Expenses:
Research and Development(1)	13,678	8,836	11,806	7,371
Sales and Marketing(1)	5,782	5,036	6,800	6,644
General and Administrative(1)	9,311	9,005	12,187	7,492

Total Operating Expenses	28,771	22,877	30,793	21,507

Loss from Operations	(10,213)	(24,412)	(22,640)	(14,767)

Other Expenses:
Interest Expense	4,232	3,608	4,644	1,992
Other Expense, net	543	—	—	—

Loss before Income taxes	(14,988)	(28,020)	(27,284)	(16,759)

Income Tax Benefit	44	946	900	3

Net Loss	$(14,944)	$(27,074)	$(26,384)	$(16,756)

Net Loss per common share—basic and diluted	$(97.17)	$(162.12)	$(163.37)	$(14.05)

Pro forma net loss per common share—basic and diluted(2)	$(0.89)		$(1.58)

Weighted Average Common Shares Outstanding—basic and diluted	184,051	184,051	184,051	1,353,862

Weighted average common shares outstanding—pro forma	16,704,992		16,704,992

Other Financial Data:
Adjusted gross margin(3)	21,578	1,279	11,984	7,572
Adjusted EBITDA(4)	(5,299)	(20,542)	(17,291)	(13,054)

(1)	Cost of revenue and operating expenses include stock-based compensation expense as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Cost of Revenue	$92	$61	$92	$121
Research and Development	60	35	55	48
Sales and Marketing	25	25	34	61
General and Administrative	896	288	458	470

(2)	Pro forma basic and diluted net loss per common share have been calculated assuming (i) the conversion of all outstanding shares of redeemable convertible preferred stock into an aggregate 14,861,539 shares of common stock as of the beginning of the applicable period, (ii) additional shares of common stock the issuance of which would be necessary to pay approximately $9.0 million of cumulative preferred stock dividends through the estimated issuance and sale of common stock in this offering at the initial offering price of $8.00 and (iii) additional shares of common stock the issuance of which would be necessary to pay promissory notes with approximately $4.3 million of principal at the initial offering price of $8.00.
(3)	We define adjusted gross margin as gross margin before depreciation and amortization expense, as well as stock-based compensation expense. See the section titled “Adjusted Gross Margin and Adjusted EBITDA” below for more information and for a reconciliation of adjusted gross margin to gross margin, the most directly comparable financial measure calculated and presented in accordance with GAAP.
(4)	We defined adjusted EBITDA as net loss before net interest, other expense, taxes, depreciation and amortization expense, adjusted to eliminate stock-based compensation and non-cash impairments of goodwill, intangible and long-lived assets, if any. See the section titled “Adjusted Gross Margin and Adjusted EBITDA” below for more information and for a reconciliation of adjusted EBITDA to EBITDA, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Our Segments

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Segment Statements of Operations Data:
Revenue:
Enterprise/Commercial	$25,746	$19,186	$33,028	$28,341
Enterprise/State	15,834	46	3,177	65
Medicare	11,843	11,118	15,941	—
Private Exchange	3,331	3,019	6,180	1,220

Total Revenue	$56,754	$33,369	$58,326	$29,626

Gross Margin:
Enterprise/Commercial	$3,224	$(5,157)	$(747)	$7,241
Enterprise/State	7,870	(2,494)	(1,121)	(784)
Medicare	6,859	5,078	7,839	—
Private Exchange	605	1,038	2,182	283

Total Gross Margin	$18,558	$(1,535)	$8,153	$6,740

Condensed Consolidated Balance Sheet Data

	As of September 30, 2014		Year Ended December 31,
	Actual	Pro Forma(1)	2013	2012
	(dollars in thousands)
Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	$355	32,225	2,277	1,476
Accounts receivable—net of allowances	12,825	12,825	20,935	6,183
Total assets	87,517	117,344	94,233	24,125
Deferred revenue, total	80,861	80,861	87,855	40,070
Capital lease obligations, total	714	714	975	—
Current maturities of long-term debt	5,375	1,125	5,431	194
Long-term debt	51,255	51,255	32,818	5,562
Total liabilities	157,697	151,201	150,542	54,689
Total redeemable convertible preferred stock	52,685	—	49,475	46,060
Common Stock	1	22	1	1
Additional paid-in capital	7,146	96,133	9,013	12,059
Total stockholders’ deficit	(122,865)	(33,857)	(106,054)	(76,624)

(1)	The pro forma as adjusted balance sheet data gives effect to (i) assumed conversion of 44,584,626 shares of redeemable convertible preferred stock into an aggregate 14,861,539 shares of common stock on a three-for-one basis, (ii) mandatory payment of dividends accruing on the redeemable convertible preferred stock through closing of this offering, of which $8.1 million had accrued through September 30, 2014, and $9.0 million is estimated to be paid upon closing of this offering, (iii) payment of outstanding promissory notes with $3.0 million of principal and $0.4 million of related interest, (iv) payment of outstanding promissory notes (held by investors affiliated with members of our board of directors) with $1.3 million of principal and approximately $0.1 million of related interest, (v) issuance and sale of 6,635,000 shares of common stock in this offering at the initial public offering prices of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and (vi) the reclassification to additional paid in capital of incurred and accrued offering expenses through September 30, 2014.

Adjusted Gross Margin and Adjusted EBITDA

Within this prospectus we use adjusted gross margin and adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, to provide investors with additional information regarding our financial results. Adjusted gross margin and adjusted EBITDA are non-GAAP (Generally Accepted Accounting Principles) financial measures. We have provided below reconciliations of these measures to the most directly comparable GAAP financial measures, which for adjusted gross margin is gross margin, and for adjusted EBITDA is net loss.

We have included adjusted gross margin and adjusted EBITDA in this prospectus because they are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget, and to develop short- and long-term operational plans. We believe the exclusion of non-cash charges such as depreciation, amortization and stock-based compensation from adjusted EBITDA and adjusted gross margin allows us to have better insight into the core operating performance of our business. The amount of such expenses in any specific period may not directly correlate with the underlying performance of our business operations during the period and such expenses can vary significantly between periods. The use of adjusted EBITDA and adjusted gross margin provides consistency and comparability with our past financial performance and facilitates period-to-period comparisons of operations that could otherwise be masked by the effect of the expenses that we exclude from these non-GAAP financial measures and facilitates comparisons with other peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results. Additionally, securities analysts use a measure similar to adjusted EBITDA and adjusted gross margin as supplemental measures to evaluate the overall operating performance and comparison of companies, and we anticipate that after consummating this offering, our investor and analyst presentations will include these measures. Accordingly, we believe that adjusted gross margin and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results.

Our use of adjusted gross margin and adjusted EBITDA as analytical tools has limitations, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized might have to be replaced in the future, and adjusted gross margin and adjusted EBITDA do not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	adjusted gross margin and adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	adjusted gross margin and adjusted EBITDA do not reflect the potentially dilutive impact of stock-based compensation;

•	adjusted gross margin and adjusted EBITDA do not reflect interest or tax payments that could reduce the cash available to us; and

•	other companies, including companies in our industry, might calculate adjusted gross margin and adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as comparative measures.

Because of these and other limitations, you should consider adjusted gross margin and adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, gross margin, net loss and our other GAAP financial results. The following table presents a reconciliation of adjusted gross margin to gross margin and adjusted EBITDA to net loss for each of the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Reconciliation from Gross Margin to Adjusted Gross Margin:
Gross Margin	$18,558	$(1,535)	$8,153	$6,740
Depreciation and amortization	2,928	2,753	3,739	711
Stock-based compensation expense	92	61	92	121

Adjusted gross margin	$21,578	$1,279	$11,984	$7,572

Reconciliation from Net Loss to Adjusted EBITDA:
Net loss	$(14,944)	$(27,074)	$(26,384)	$(16,756)
Depreciation and amortization	3,841	3,461	4,710	1,013
Interest expense	4,232	3,608	4,644	1,992
Other expense	543	—	—	—
Income taxes	(44)	(946)	(900)	(3)
Stock-based compensation expense	1,073	409	639	700

Total net Adjustments	9,645	6,532	9,093	3,702

Adjusted EBITDA	$(5,299)	$(20,542)	$(17,291)	$(13,054)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in the section titled “Risk Factors.”

Overview

We are a leading web-based consumer shopping, enrollment and retention platform for health insurance distribution. Our solutions support the industry evolution towards a consumer-centric experience that is transforming how health insurance is purchased and distributed. Our solutions offer personalized health insurance shopping experience that recommends the best fit insurance plan based on an individual’s preferences, health status, preferred providers, medications and expected out-of-pocket costs. Our customers are health insurance marketplace operators, such as health plans, brokers, and exchange operators, that must distribute health insurance in a cost-effective manner to a growing number of insured consumers. Our solutions automate key functions in the health insurance distribution process, allowing our customers to price and present plan options accurately to consumers and efficiently enroll, renew and manage plan members.

We serve four separate but related market segments: Enterprise/Commercial, Enterprise/State, Medicare and Private Exchange. Our largest market segment is the Enterprise/Commercial market, in which we sell our solutions to health plans. Our Enterprise/State segment sells our sales automation solutions to state governments, which allow our state government customers to offer customized individual and small group exchanges. Our Medicare segment sells web-based Medicare plan comparison and enrollment tools to a variety of different customers, including health plans, pharmacy benefit managers, or PBMs, pharmacies, field marketing organizations, or FMOs, and call centers. Lastly, our Private Exchange, or On Ramp, segment sells comprehensive defined-contribution benefit exchange solutions to benefit consultants, brokers, exchange operators and aggregators. We believe our presence in these markets and resulting access to such a broad and diverse customer base gives us a strong position at the center of the health insurance distribution marketplace.

We sell our web-based solutions and related services primarily through our direct sales force. We derive most of our revenue from software services fees, which primarily consist of monthly subscription fees paid to us for access to, usage and hosting of our web-based insurance distribution software solutions, and related production support services. Software services fees paid to us from our Enterprise/Commercial customers are based on the size of the health plan for a specified period of time, which usually ranges from three to five years, and the number of software modules used. Software services fees paid to us from our Enterprise/State customers are based on the number of software solutions modules contracted to be used, for a specified period of time, which usually ranges from one to three years. Software services fees paid to us from our Medicare and Private Exchange customers are based on the volume of enrollments for which our software solutions are utilized for a contracted period, which usually ranges from one to three years.

Our Enterprise/State software service fees are largely derived from multiple element contracts for non-hosted software solutions and related services for which we do not have vendor specific objective evidence (“VSOE”) of relative fair value of the contractual elements. For purposes of presentation in management’s discussion and analysis, management classifies a portion of the overall arrangement fee as software services based on an evaluation of various available indicators of fair value, including relative contract value of the software and professional services elements to total contractual value, and applies judgment to reasonably classify the arrangement fee. Our classification of multiple element arrangement fees is for management’s discussion and analysis purposes only and does not affect the timing or amount of revenue recognized.

The amount of Enterprise/State revenue classified as perpetual software licenses within our software services revenue is less than 10% of consolidated revenue for the years ended December 31, 2013 and 2012 and the nine month periods ended September 30, 2014 and 2013.

Software services revenue accounted for approximately 68% and 57% of our total revenue during the years ended 2013 and 2012, respectively, and for approximately 69% and 70% of our total revenue for each of the nine months ended September 30, 2014 and 2013, respectively.

Our customer contracts are generally only cancellable by the customer in an instance of our uncured breach, although some of our customers are able to terminate their respective contracts without cause or for convenience. Of our top 20 customers by 2013 revenue, nine customers can terminate their contract for convenience upon written notice of between 30 and 60 days. These customers represented approximately $9.3 million, or 10.7% of our Contracted Backlog balance as of September 30, 2014.

Another component of our revenue is professional services, which we primarily derive from the implementation of our customers onto our platform, typically including discovery, configuration and deployment, integration, testing and training. In general, it takes from six to fifteen months to implement a new Enterprise/Commercial or Enterprise/State customer’s insurance distribution solution and from one to three months to implement a new Medicare or Private Exchange insurance distribution solution.

Our Enterprise/State software professional services fees are largely derived from multiple element contracts for non-hosted software solutions and related services for which we do not have VSOE of relative fair value for the contractual elements. For purposes of presentation in management’s discussion and analysis, management classifies a portion of the overall arrangement fee as professional fees based on an evaluation of various available indicators of fair value, including relative contract value of the software and professional services elements to total contractual value, and applies judgment to reasonably classify the arrangement fee. Our classification of multiple element arrangement fees is for management’s discussion and analysis purposes only and does not affect the timing or amount of revenue recognized.

Professional services revenue accounted for approximately 24% and 42% of our total revenue during the years ended December 31, 2013 and 2012, respectively, and for approximately 28% and 26% of our total revenue for each of the nine months ended September 30, 2014 and 2013, respectively.

We also derive a small portion of our revenue from commissions earned on annual employee enrollments in which our health plan network and software solutions are used in connection with each enrollment.

We believe that there is a substantial market for our products and services, and we have been investing in growth over the past two years. In particular, we have continued to invest in technology and services to better serve our customers, which we believe are an important source of growth for our business. We have also substantially increased our marketing and sales efforts and expect those increased efforts to continue. As we have invested in growth, we have had operating losses in each of the last two years. Due to the nature of our customer relationships, which have been very stable with relatively few customer losses over the past two years, and the long-term subscription nature of our financial model, we believe that our current investment in growth may lead to increased revenue, which would allow us to achieve profitability in the future. Of course, our ability to achieve profitability will continue to be subject to many factors beyond our control.

Management is focused on risks that could have an adverse impact on our operations and our key financial and operating performance metrics, as described below, and takes actions to mitigate those risks. In our Enterprise/Commercial segment, for example, while fluctuations in bookings are not uncommon given the sales cycle for product and services in that segment, management routinely assesses staffing levels required to support contracted business volume and adjusts staffing levels accordingly. As part of its ongoing assessment of our software capabilities, management also considers industry trends, such as consumers’ increased reliance on mobile devices, to determine where to allocate research and development funding. One of our overall strategic initiatives is to continue to increase the percentage of software services revenue (and reduce professional services revenue as a percentage of total revenue) as we believe this will have a positive impact on overall gross margins in the future.

Key Financial and Operating Performance Metrics

We regularly monitor a number of financial and operating metrics in order to measure our current performance and project our future performance. These metrics help us develop and refine our growth strategies and make strategic decisions. We discuss consolidated revenue, gross margin and the components of operating loss, as well as segment revenue and components of segment gross margin, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Components of Operating Results.” In addition, we utilize other key metrics as described below.

Contracted Backlog

We believe the balance of contracted future billings, or Contracted Backlog, is an important indicator of the economic health of our business, as it provides an important source of visibility into our future sources of revenue.

We have generally signed multiple-year subscription contracts for our software services. The timing of our invoices to our customer is a negotiated term and thus varies among our software contracts. For multiple-year agreements, it is common to invoice an initial amount at contract signing for implementation work that is deferred, followed by subsequent annual, quarterly or monthly invoices once we launch a customer, which is when our product is usable by the customer. At any point in the contract term, there may be amounts that we have not yet been contractually able to invoice. Until such time as these amounts are invoiced, they are not recorded in revenue, deferred revenue or elsewhere in our consolidated financial statements and are considered by us to be Contracted Backlog. The amount of our total Contracted Backlog for software services and professional services contracts, which we define as including both cancellable and non-cancellable portions of our customer agreements that we have not yet billed, was approximately $70.2 million as of December 31, 2012, $76.2 million as of December 31, 2013 and $87.5 million as of September 30, 2014. Our total Contracted Backlog does not take into account contractual provisions that give customers a right to terminate their agreements with us. We fulfill Contracted Backlog associated with a customer contract when the customer implementation process is complete. Our implementation timelines can vary between one and 15 months based on the type of solution, source and condition of the data we receive from third parties, the configurations that we agree to provide and the size of the customer. As a result, our implementation timelines are subject to significant uncertainties, which can have a material impact on our total Contracted Backlog and Contracted Backlog that we fulfill in the current year. Based on our current implementation forecasts, we expect to fulfill our total Contracted Backlog as of September 30, 2014 over a period of approximately four years, with the substantial majority expected to be fulfilled after 2014. The portion of Contracted Backlog as of September 30, 2014 not reasonably expected to be fulfilled in 2014 is approximately $71.4 million.

The anticipated impact of the September 30, 2014 Contracted Backlog on each future year is as follows:

Year	Millions of Dollars
2015	$34.6
2016	19.0
2017	10.5
2018	6.8
2019	0.5

TOTAL	$71.4

We expect that the amount of our Contracted Backlog relative to the total value of our contracts will change from period to period for several reasons, including the amount of cash collected early in the contract term, the specific timing and duration of large customer contracts, varying invoicing cycles of customer contracts, potential customer upsells dependent on our customer contracts, the specific timing of customer renewal and changes in customer financial circumstances. Accordingly, we believe that fluctuations in our Contracted Backlog may not be a reliable indicator of our future revenue beyond one year.

Software Revenue Retention Rate

We believe that our ability to retain our customers and expand the revenue we generate from them over time is an important component of our growth strategy and reflects the long-term value of our customer relationships. We measure our performance on this basis using a metric we refer to as our Software Revenue Retention Rate. We calculate this metric for a particular period by establishing the group of our customers that had active contracts for a given period. We then calculate our Software Revenue Retention Rate by taking the amount of software revenue we recognized for this group in the subsequent comparable period (for which we are reporting the rate) and dividing it by the software revenue we recognized for the group in the prior period. Our active customers accounted for 93% and 99% of our total revenue during the periods ended December 31, 2013 and December 31, 2012, respectively, and 100% and 91% during the nine months ended September 30, 2014 and September 30, 2013, respectively.

For the years ended December 31, 2013 and 2012 and the nine months ended September 30, 2014 and 2013, our Software Revenue Retention Rate exceeded 95%.

Adjusted Gross Margin and Adjusted EBITDA

Adjusted gross margin represents our gross margin before depreciation and amortization, as well as stock-based compensation expense. Adjusted earnings before interest, taxes, depreciation and amortization, or adjusted EBITDA, represents our earnings before net interest and other expense, taxes, and depreciation and amortization expense, adjusted to eliminate stock-based compensation and non-cash impairments of goodwill, intangible, and other long-lived assets, if any. Adjusted gross margin and adjusted EBITDA are not measures calculated in accordance with GAAP, or Generally Accepted Accounting Principles. Please refer to “Consolidated Selected Financial Data—Adjusted Gross Margin and Adjusted EBITDA” in this prospectus for a discussion of the limitations of adjusted gross margin and adjusted EBITDA and reconciliations of adjusted gross margin to gross margin and adjusted EBITDA to net loss, the most comparable GAAP measurements, respectively, for the years ended December 31, 2013 and 2012 and the nine months ended September 30, 2014 and 2013.

Components of Operating Results

Revenue

We derive most of our revenue from software services fees, which primarily consist of monthly subscription fees paid to us for access to, usage and hosting of our web-based insurance distribution software solutions, and related production support services.

Software services fees paid to us from our Enterprise/Commercial customers are contracted rates based on the size of the health plan using our solutions for a specified period of time, which usually ranges from three to five years, and the number of software modules used. Software services fees paid to us from our Enterprise/State customers are contracted rates based on the number of software solutions modules being used for a specified period of time, which usually ranges from one to three years. Software services fees paid to us from our Medicare and Private Exchange customers are based on the volume of enrollments for which our software solutions are utilized for a contracted period, which usually ranges from one to three years. Our customer contracts are generally only cancellable by the customer in an instance of our uncured breach, although some of our customers are able to terminate their respective contracts without cause or for convenience. Software services revenue accounted for approximately 68% and 57% of our total revenue during the years ended December 31, 2013 and 2012, respectively, and for approximately 69% and 70% of our total revenue during the nine months ended September 30, 2014 and 2013, respectively.

Another component of our revenue is professional services, which we primarily derive from the implementation of our customers onto our platform, typically including discovery, configuration and deployment, integration, testing and training. We derive the majority of our professional services revenue from the implementation of our customers onto our platform. In general, it takes from six to fifteen months to implement a new enterprise customer’s insurance distribution solution and from one to three months to implement a new Medicare or Private Exchange insurance distribution solutions. Professional services revenue accounted for approximately 24% and 42% of our total revenue during the years ended December 31, 2013 and 2012, respectively, and for approximately 28% and 26% of our total revenue for each of the nine months ended September 30, 2014 and 2013, respectively.

We also derive a small portion of other revenue from commissions earned on annual employee enrollments in which our health plan network and software solutions are used in connection with each enrollment.

For all contractual arrangements that include multiple elements, we allocate revenue from a customer contract to software services and professional services based on the type of multiple element arrangement. For instance, with respect to multiple-element arrangements containing hosted software, we identify each software and professional services unit of accounting based on the terms of the customer contract and allocate revenue to each unit of accounting based on the relative selling price of each deliverable. Revenue from each element is recognized as each element is delivered. Similarly, for multiple-element arrangements containing non-hosted software, during the periods reported we accounted for the entire arrangement as a single unit of accounting, because some or all of the deliverable elements did not have stand-alone value when the related contracts were executed. In these situations, all revenue has been deferred until delivery of the final element, at which time the contract value is recognized ratably over the longer of the contract or expected customer relationship. For purposes of presentation in management’s discussion and analysis, management classifies a portion of the overall arrangement fee as software and professional services fees based on an evaluation of various available indicators of fair value, including relative contract value of the software and professional services elements to total contractual value, and applies judgment to reasonably classify the arrangement fee. Our classification of multiple element arrangement fees does not affect the timing or amount of revenue recognized. Less than 30% of our revenue in each of the periods reported was derived from multiple-element arrangements containing non-hosted software.

We generally invoice our customers for software services in advance, in monthly, quarterly or annual installments. We invoice our Medicare and Private Exchange customers for implementation fees at the inception of the arrangement. We generally invoice our Enterprise/Commercial and Enterprise/State customers for implementation fees at various contractually defined times throughout the implementation process. Implementation fees that have been invoiced are initially recorded as deferred revenue until recognized.

Overhead Allocation

Expenses associated with our facilities and depreciation are allocated between cost of revenue and operating expenses based on employee payroll costs determined by the nature of work performed.

Cost of Revenue

Cost of revenue primarily consists of salaries and other personnel-related costs, including benefits, bonuses and stock-based compensation, for employees providing services to our customers and supporting our Enterprise and software-as-a-service, or SaaS, platform infrastructures. Additional expenses in cost of revenue include co-location facility costs for our data centers, depreciation expense for computer equipment directly associated with generating revenue, infrastructure maintenance costs, amortization expenses associated with deferred implementation costs and acquired intangible assets, allocated overhead and other direct costs.

Our cost of revenue is expensed as we incur the costs, with the exception of certain direct, incremental costs associated with new Enterprise/Commercial and Enterprise/State customer implementation efforts, which we capitalize. The related revenue from fees we receive for our implementation services performed before a customer is operating on our platform is deferred until the commencement of the monthly subscription and recognized as revenue ratably over the longer of the related contract term or the estimated expected life of the customer relationship. Therefore, certain costs incurred in providing these services are expensed in periods prior to the recognition of the corresponding revenue. Our cost associated with providing implementation services has been significantly higher as a percentage of revenue than our cost associated with providing our monthly subscription services due to the labor associated with providing implementation services.

We plan to continue to expand our capacity to support our growth, which will result in higher cost of revenue in absolute dollars. However, we expect cost of revenue as a percentage of revenue to decline and gross margins to increase primarily from the growth of the percentage of our revenue from software services and the realization of economies of scale driven by retention of our customers.

Operating Expenses

Operating expenses consist of research and development, sales and marketing, and general and administrative expenses. Salaries and personnel-related costs are the most significant component of each of these expense categories. We expect to continue to hire new employees in these areas in order to support our anticipated revenue growth. As a result, we expect our operating expenses to increase in both aggregate dollars and as a percentage of revenue in the near term, but to decrease as a percentage of revenue over the longer term as we achieve economies of scale.

Research and development expense. The nature of our research and development activities includes market requirements and definition, product design, software development, quality assurance and product release. Research and development expense consists primarily of salaries and other personnel-related costs, including benefits, bonuses and stock-based compensation for our research and development employees. Additional expenses include costs related to the development, quality assurance, and testing of new technology, and enhancement of our existing platform technology, consulting, travel and allocated overhead. We believe continuing to invest in research and development efforts is essential to maintaining our competitive position. We expect our research and development expense to increase in absolute dollars and as a percentage of revenue for the near term, but decrease as a percentage of revenue over the longer term as we achieve economies of scale.

Sales and marketing expense. Sales and marketing expense consists primarily of salaries and other personnel-related costs, including benefits, bonuses, stock-based compensation and commissions for our sales and marketing employees. We record expense for commissions at the time of contract signing. Additional expenses include advertising, lead generation, promotional event programs, corporate communications, travel and allocated overhead. We expect our sales and marketing expense to increase in both absolute dollars and as a percentage of revenue in the foreseeable future as we further increase the number of our sales and marketing employees and expand our marketing activities in order to continue to grow our business.

General and administrative expense. General and administrative expense consists primarily of salaries and other personnel-related costs, including benefits, bonuses and stock-based compensation for administrative, finance and accounting, information systems, legal, information technology and human resource employees. Additional expenses include consulting and professional fees, insurance and other corporate expenses, and travel. We expect our general and administrative expenses to increase as a result of operating as a public company and will include costs associated with compliance with the Sarbanes-Oxley Act and other regulations governing public companies, increased costs of directors’ and officers’ liability insurance, increased professional services expenses and costs associated with an enhanced investor relations function.

Other Expenses

Other expenses consists primarily of interest expense incurred on outstanding borrowings under our financing obligations, existing notes and credit facilities. Additionally, in the nine months ended September 30, 2014, we recorded a $0.6 million non-operating charge to Other Expense in connection with a $1.3 million bridge loan extended to us by certain of our investors. The charge was recorded to recognize a liability associated with an exit fee that was included in the terms of the bridge loan and which is payable upon the occurrence of a Deemed Liquidation Event (as defined in our Fifth Amended and Restated Certificate of Incorporation, as amended).

Income Tax (Expense) Benefit

Income taxes primarily consist of United States federal and state income tax net operating loss benefits, net of changes in valuation allowances. Valuation allowances are recorded to reduce deferred tax assets to the amount we believe is more likely than not to be realized.

We recorded a net income tax benefit of approximately $0.9 million and not meaningful in the years ended December 31, 2013 and 2012, respectively. The benefit in 2013 resulted primarily from a $1.2 million benefit realized in the nine months ended September 30, 2013 related to the change in our estimate of the Company deferred tax assets, which, as a result of the January 2013 acquisition of DRX, we believe are more likely than not to be realized.

As a result of cumulative net operating losses we have net operating loss carryforwards for federal income tax purposes of $46.8 million as of December 31, 2013. State net operating loss carryforwards were approximately $34.7 million as of December 31, 2013. Our net operating losses will expire at various dates beginning in 2020, if not utilized. As a result of prior equity issuances and other transactions in our stock, we have previously experienced “ownership changes” under Section 382 which limit the amount of net operating loss carryforwards available to us. We may also experience ownership changes in the future, such as those contemplated in this offering or future transactions in our stock, which may result in further limitation of the amount of net operating losses which may be available in future years.

Results of Operations

Condensed Consolidated Statements of Operations Data

The following table sets forth our condensed consolidated statements of operations data for each of the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(in thousands, except share amounts)
Condensed Consolidated Statements of Operations Data:
Revenue	$56,754	$33,369	$58,326	$29,626
Cost of Revenue(1)	38,196	34,904	50,173	22,886

Gross Margin	18,558	(1,535)	8,153	6,740

Operating Expenses:
Research and Development(1)	13,678	8,836	11,806	7,371
Sales and Marketing(1)	5,782	5,036	6,800	6,644
General and Administrative(1)	9,311	9,005	12,187	7,492

Total Operating Expenses	28,771	22,877	30,793	21,507

Loss from Operations	(10,213)	(24,412)	(22,640)	(14,767)

Other Expenses:
Interest Expense	4,232	3,608	4,644	1,992
Other Expense, net	543	—	—	—

Loss before Income taxes	(14,988)	(28,020)	(27,284)	(16,759)

Income Tax Benefit	44	946	900	3

Net Loss	$(14,944)	$(27,074)	$(26,384)	$(16,756)

Weighted Average Common Shares Outstanding—basic and diluted	184,051	184,051	184,051	1,353,862
Other Financial Data:
Adjusted gross margin	21,578	1,279	11,984	7,572
Adjusted EBITDA	(5,299)	(20,542)	(17,291)	(13,054)

(1)	Cost of revenue and operating expenses include stock-based compensation expense as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Cost of Revenue	$92	$61	$92	$121
Research and Development	60	35	55	48
Sales and Marketing	25	25	34	61
General and Administrative	896	288	458	470

The following table sets forth our condensed consolidated statements of operations data as a percentage of revenue for each of the periods indicated.

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
Condensed Consolidated Statements of Operations Data as Percentage of Revenue:
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of Revenue	67.3	104.6	86.0	77.2

Gross Margin	32.7%	(4.6)%	14.0%	22.8%

Operating Expenses:
Research and Development	24.1%	26.5%	20.2%	24.9%
Sales and Marketing	10.2	15.1	11.7	22.4
General and Administrative	16.4	27.0	20.9	25.3

Total Operating Expenses	50.7%	68.6%	52.8%	72.6%

Loss from Operations	(18.0)%	(73.2)%	(38.8)%	(49.8)%

Other Expenses:
Interest Expense	7.4%	10.8%	8.0%	6.8%
Other Expense, net	1.0	0.0	0.0	0.0

Loss before Income taxes	(26.4)%	(84.0)%	(46.8)%	(56.6)%

Income Tax Benefit	0.1%	2.9%	1.6%	0.0%

Net Loss	(26.3)%	(81.1)%	(45.2)%	(56.6)%

Our Segments

The following table sets forth segment results for revenue and gross margin for the periods indicated:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Segment Statements of Operations Data:
Revenue:
Enterprise/Commercial	$25,746	$19,186	$33,028	$28,341
Enterprise/State	15,834	46	3,177	65
Medicare	11,843	11,118	15,941	—
Private Exchange	3,331	3,019	6,180	1,220

Total Revenue	$56,754	$33,369	$58,326	$29,626

Gross Margin:
Enterprise/Commercial	$3,224	$(5,157)	$(747)	$7,241
Enterprise/State	7,870	(2,494)	(1,121)	(784)
Medicare	6,859	5,078	7,839	—
Private Exchange	605	1,038	2,182	283

Total Gross Margin	$18,558	$(1,535)	$8,153	$6,740

Comparison of Nine Months Ended September 30, 2014 and 2013

Revenue

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by Type:
Software services	$39,345	69.3%	$23,323	69.9%	$16,022	68.7%
Professional services	16,111	28.4%	8,548	25.6%	7,563	88.5%
Other	1,298	2.3%	1,498	4.5%	(200)	(13.4)%

Total revenue	$56,754	100.0%	$33,369	100.0%	$23,385	70.1%

Growth in software services revenue was primarily attributable to the addition of new customers across all of our segments. Our professional services revenue increased between the nine months ended September 30, 2013 and the nine months ended September 30, 2014, due to revenue recognized from newly completed implementations.

Segment Revenue

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by Segment:
Enterprise/Commercial	$25,746	45.3%	$19,186	57.6%	$6,560	34.2%
Enterprise/State	15,834	27.9	46	0.1	15,788	*
Medicare	11,843	20.9	11,118	33.3	725	6.5
Private Exchange	3,331	5.9	3,019	9.0	312	10.3

Total Revenue	$56,754	100.0%	$33,369	100.0%	$23,385	70.1%

*	Not meaningful

The growth in our Enterprise/Commercial revenue was primarily attributable to a $4.4 million increase in our software services revenue and a $2.3 million increase in professional services revenue driven by an increase in the number of health plan customers using our platform as of September 30, 2014, as compared to September 30, 2013. The growth in our Enterprise/State revenue was primarily attributable to an increase of $6.5 million in software services revenue, and a $4.4 million increase in professional services revenue, driven primarily by revenue recognized from new customer implementations completed in the fourth quarter of 2013, along with $4.9 million of accelerated revenue recognition related to a termination of a state exchange contract in the third quarter of 2014. The growth in our Medicare and Private Exchange revenue was primarily attributable to a $2.2 million increase in software services revenue driven by an increase in the number of health plan and broker customers using our platform as of September 30, 2014 as compared to September 30, 2013, offset by a $1.2 million decrease in professional services revenue.

Cost of Revenue

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Cost of Revenue	$38,196	67.3%	$34,904	104.6%	$3,292	9.4%

The increase in cost of revenue in absolute dollars was primarily attributable to amortization of previously deferred implementation costs related to new customer implementations that were completed in the fourth quarter of 2013.

Segment Gross Margin

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Segment Gross Margin:
Enterprise/Commercial	$3,224	12.5%	$(5,157)	(26.9)%	$8,381	*
Enterprise/State	7,870	49.7	(2,494)	*	10,364	*
Medicare	6,859	57.9	5,078	45.7%	1,781	35.1
Private Exchange	605	18.2	1,038	34.4	(433)	(41.7)%

Total Gross Margin	$18,558	32.7%	$(1,535)	(4.6)%	$20,093	*

*	Not meaningful

Enterprise/Commercial gross margin increased in absolute dollars by $8.4 million between the nine months ended September 30, 2013 and the nine months ended September 30, 2014. The increase was driven primarily by a $6.6 million increase in Enterprise/Commercial revenue, and a $1.8 million decrease in Enterprise/Commercial cost of revenue. The increase in revenue is primarily attributable to recognition of previously deferred revenue on software that is implemented, which increased due to a higher number of new health plan customer implementations being complete in the nine months ended September 30, 2014 compared to the nine months ended September 30, 2013. Our Enterprise/Commercial gross margin included $0.3 million of depreciation and amortization for each of the nine months ended September 30, 2014 and 2013, respectively.

Enterprise/State gross margin increased by $10.4 million between the nine months ended September 30, 2013 and the nine months ended September 30, 2014. The increase was driven primarily by a $15.8 million increase in Enterprise/State revenue, partially offset by a $5.4 million increase in Enterprise/State cost of revenue. The increase in cost of revenue is primarily attributable to amortization of previously deferred implementation costs related to new customer implementations that were completed in the fourth quarter of 2013, along with $0.7 million related to the termination of a state exchange contract in the third quarter of 2014. Our Enterprise/State gross margin included $0.1 million in depreciation and amortization for both of the nine months ended September 30, 2014 and 2013.

Medicare gross margin increased by $1.8 million between the nine months ended September 30, 2013 and the nine months ended September 30, 2014. The increase was driven primarily by a $0.7 million increase in Medicare revenue and $1.1 million decrease in Medicare cost of revenue. The decrease in cost of revenue is primarily attributable to a decrease in personnel costs. Our Medicare gross margin included $1.9 million and $1.8 million in depreciation and amortization for the nine months ended September 30, 2014 and 2013, respectively.

Private Exchange gross margin decreased by $0.4 million between the nine months ended September 30, 2013 and the nine months ended September 30, 2014. The decrease was driven by a $0.7 million increase in Private Exchange cost of revenue, offset by a $0.3 million increase in Private Exchange revenue. The increase in cost of revenue is primarily attributable to an increase in personnel costs to support new customer implementation efforts. Our Private Exchange gross margin included $0.6 million in depreciation and amortization for each of the nine months ended September 30, 2014 and 2013.

The negative gross margins recorded in the Enterprise/Commercial and Enterprise/State reportable segments during the nine months ended September 30, 2013 were primarily caused by the amount of indirect labor and overhead in cost of revenue that indirectly support future revenue, but which may not be deferred and capitalized to “deferred implementation costs” on our consolidated balance sheet. Specifically, in both reportable segments, the Company experienced a significant level of new customer implementation activity (more than 30 software implementations) during the period reported. The Company deferred the corresponding implementation services revenue and direct costs associated with those implementations, but expensed the associated indirect labor and overhead in cost of revenue. As the Enterprise/Commercial and Enterprise/State software implementations were completed during the fourth quarter of 2013 and the first quarter of 2014, the Company started amortizing the deferred revenue and related deferred implementation costs associated with these implementations. The transition from a period of implementing software with no revenue to a period of customer software usage and revenue recognition is a key driver of the change from the negative gross margins recorded in the Enterprise/Commercial and Enterprise/State reportable segments during the nine months ended September 30, 2013 to positive gross margins in the nine months ended September 30, 2014.

Research and Development

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Research and Development	$13,678	24.1%	$8,836	26.5%	$4,842	54.8%

The increase in research and development expense in dollars was primarily attributable to a $3.0 million increase in salaries and personnel-related costs, due to additional research and development headcount. Additionally, we experienced a $0.9 million increase in engineering consulting fees for assistance in product development and $0.2 million related to increases in travel costs driven by an increase in headcount.

The increased research and development spending has resulted in expanded product capabilities with our Private Exchange software solution, which has translated into new customer contracts and revenue opportunities, and productivity enhancements via reduced implementation cycle times in our Enterprise/Commercial software solutions, which we anticipate will lead to lower implementation costs in future periods. The increased expenditures have also resulted in expanded product capabilities within our Enterprise/State solution that allow us to pursue sales opportunities in new markets and improve Medicare shopping, enrollment and member engagement software capabilities, which we expect will lead to incremental sales in future periods.

Sales and Marketing

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Sales and Marketing	$5,782	10.2%	$5,036	15.1%	$746	14.8%

The increase in sales and marketing expense in dollars was primarily attributable to a $0.7 million increase in salaries and personnel-related costs, due to sales employees hired to continue driving revenue growth.

General and Administrative

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
General and Administrative	$9,311	16.4%	$9,005	27.0%	$306	3.4%

The increase in general and administrative expense in dollars was primarily attributable to a $0.6 million increase in stock-based compensation expense. While we expect our general and administrative expenses will grow in absolute dollars as our business grows, we believe such expenses as a percent of revenue will decline.

Interest Expense

	Nine Months Ended September 30,				Period-to-Period Change
	2014		2013
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Interest Expense	$4,232	7.5%	$3,608	10.8%	$624	17.3%

The increase in interest expense in dollars was primarily attributable to an increase in average borrowings outstanding and a higher weighted average cost of debt on our outstanding borrowings during the nine months ended September 30, 2014, as compared to the nine months ended September 30, 2013.

Comparison of Years Ended December 31, 2013 and 2012

Revenue

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by Type:
Software services	$39,673	68.0%	$16,906	57.0%	$22,767	134.7%
Professional services	13,995	24.0	12,402	41.9	1,593	12.8
Other	4,658	8.0	318	1.1	4,340	*

Total revenue	$58,326	100.0%	$29,626	100.0%	$28,700	96.9%

*	Not meaningful

The increase in software services revenue for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to a $14.7 million increase in revenue associated with our acquisition of DRX in January 2013, as well as year-over-year growth in software services revenue attributed to the completion of new customer implementations in the third and fourth quarter of 2013 within our Enterprise/Commercial and Enterprise/State segments.

The increase in other revenue for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to commission revenue from DRX, which we acquired in January 2013.

For all arrangements that include multiple elements, the allocation of revenue from a customer contract to software services and professional services is based on the type of multiple-element arrangement. For multiple-element arrangements containing hosted software, we identify each software and professional services unit of accounting based on the terms of the customer contract and allocate revenue to each unit of accounting based on the relative selling price of each deliverable. Revenue from each element is recognized as each element is delivered. For multiple-element arrangements containing non-hosted software, during the periods reported we accounted for the entire arrangement as a single unit of accounting, because some or all of the deliverable elements did not have stand-alone value when the related contracts were executed. In these situations, all revenue has been deferred until delivery of the final element, at which time the contract value is recognized ratably over the longer of the contract or expected customer relationship. Less than 30% of our consolidated revenues in each of the periods ended December 31, 2013 and December 31, 2012 had multiple-element arrangements containing non-hosted software.

Segment Revenue

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Revenue by Segment:
Enterprise/Commercial	$33,028	56.7%	$28,341	95.7%	$4,687	16.5%
Enterprise/State	3,177	5.4	65	0.2	3,112	*
Medicare	15,941	27.3	—	0.0	15,941	N/A
Private Exchange	6,180	10.6	1,220	4.1	4,960	406.6

Total Revenue	$58,326	100.0%	$29,626	100.0%	$28,700	96.9%

*	Not meaningful

The growth in Enterprise/Commercial revenue for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to a $6.9 million increase in our software services revenue driven by an increase in the number of health plan customers using our platform as of December 31, 2013, as compared to December 31, 2012, partially offset by a $2.2 million decrease in professional services and other revenue. The growth in Enterprise/State revenue year-over-year was primarily attributable to an increase of $1.3 million in our software services revenue and $1.8 million increase in professional services revenue, both driven by an increase in the number of state customers using our platform following the completion of implementation efforts during the year ended December 31, 2013, as compared to the year ended December 31, 2012. The growth in the Medicare and Private Exchange revenue for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to our acquisition of DRX in January 2013.

Cost of Revenue

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Cost of Revenue	$50,173	86.0%	$22,886	77.2%	$27,287	119.2%

The increase in cost of revenue for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was attributable to a $11.2 million increase in costs associated with our acquisition of DRX in January 2013. In addition, the increase was attributed to a $9.5 million increase in salaries and personnel-related costs associated with staffing that was added during the year and a $13.8 million increase in professional fees, both in support of customer growth. In addition, we experienced a $0.7 million increase in hosting expenses to support our platforms, a $1.6 million increase in travel expenses to customer sites and a $0.5 million increase in recruiting costs driven by additional hiring. These amounts were offset by a $11.0 million increase in implementation costs that we deferred during the year and which will be recognized in future periods.

Segment Gross Margin

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Segment Gross Margin:
Enterprise/Commercial	$(747)	(2.3)%	$7,241	25.5%	$(7,988)	*
Enterprise/State	(1,121)	(35.3)	(784)	*	(337)	*
Medicare	7,839	49.2	—	N/A	7,839	N/A
Private Exchange	2,182	35.3	283	23.2%	1,899	*

Total Gross Margin	$8,153	14.0%	$6,740	22.8%	$1,413	21.0%

*	Not meaningful

The decrease in Enterprise/Commercial gross margin for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was driven by a $12.7 million, or 60.1%, increase in Enterprise/Commercial cost of revenue, partially offset by a $4.7 million, or 16.5%, increase in Enterprise/Commercial revenue. The increase in cost of revenue was primarily attributable to costs associated with providing implementation services, which increased due to a higher number of new health plan customer implementations in 2013 as compared to 2012. Our Enterprise/Commercial gross margin included $0.5 million and $0.5 million of depreciation and amortization for the years ended December 31, 2013 and 2012, respectively.

The decrease in Enterprise/State gross margin for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was driven by a $3.4 million increase in Enterprise/State cost of revenue, partially offset by a $3.1 million increase in Enterprise/State revenue. The increase in cost of revenue was primarily attributable to costs associated with providing implementation services, which increased due to a higher number of new state customer implementations in 2013 as compared to 2012. Our Enterprise/State gross margin included $0.1 million of depreciation and amortization for the years ended December 31, 2013 and 2012.

The increase in Medicare and Private Exchange gross margin for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to our acquisition of DRX in January 2013.

Research and Development

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Research and Development	$11,806	20.2%	$7,371	24.9%	$4,435	60.2%

The increase in research and development expense for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to a $1.7 million increase in costs associated with our acquisition of DRX in January 2013. In addition, we experienced a $1.4 million increase in salaries and personnel-related costs associated with research and development personnel hired in 2013 and a $1.2 million increase in engineering consulting fees, both related to continued development and feature enhancements to our next generation of software services which translated into new 2014 private exchange contracts, software implementation productivity enhancements and expanded software features used by our Enterprise/State and Medicare segment customers. In absolute dollars, we expect to continue to invest in the research and development of our current and proposed software services over the foreseeable future. Additionally, we experienced a $0.2 million increase in travel expenses to customer sites.

Sales and Marketing

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Sales and Marketing	$6,800	11.7%	$6,644	22.4%	$156	2.3%

The increase in sales and marketing expense for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to a $1.2 million increase in costs associated with our acquisition of DRX in January 2013, partially offset by a $0.6 million decrease in commissions and sales bonus expenses due to decreased bookings year over year within our Enterprise/Commercial segment.

General and Administrative

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
General and Administrative	$12,187	20.9%	$7,492	25.3%	$4,695	62.7%

The increase in general and administrative expense for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributable to a $3.8 million increase in costs associated with our acquisition of DRX in January of 2013, as well as a $0.7 million increase in consulting and professional fees directly related to the acquisition of and integration of DRX into our business and a $0.2 million increase related to added personnel to support our growing business. In addition, we experienced an increase in general and administrative personnel to support our growing business.

We expect to continue to hire additional general and administrative personnel to support the growth of our business, and therefore expect general and administrative expense, in absolute dollars, will continue to increase. However, we expect revenue growth to outpace general and administrative expense growth and so expect general and administrative expense, as a percentage of revenue, to decrease in the future.

Interest Expense

	Year Ended December 31,				Period-to-Period Change
	2013		2012
	Amount	% of Revenue	Amount	% of Revenue	Amount	%
	(dollars in thousands)
Interest Expense	$4,644	8.0%	$1,992	6.7%	$2,652	133.1%

The increase in interest expense for the year ended December 31, 2013, as compared to the year ended December 31, 2012, was primarily attributed to an increase in our outstanding borrowings during 2013.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe reasonable under the circumstances. Actual results might differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our consolidated financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

We have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 102(B)(1), which will allow us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

Revenue Recognition and Deferred Revenue

We derive our revenue primarily from the following sources: (a) the sale, implementation and ongoing support of our insurance distribution solutions; (b) fees from brokers for the right to access our multi-payer quoting platform; (c) our Medicare.gov contract, which is a cost-plus-fixed-fee contract; and (d) commissions earned on annual employee enrollments in which our health plan network and software solutions are used in connection with each enrollment. In all contractual arrangements, we determine whether persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable, and collection is probable. If any of these criteria are not met, the Company does not recognize revenue until all of the criteria are met.

We have multiple sources of revenue, which fall under different sets of revenue recognition rules including accounting for revenue under hosted and non-hosted arrangements and percentage of completion accounting. The determination of whether the contract meets the definition of software and the corresponding separability of the elements and fair value assessments require judgment.

We recognize revenue for upfront license and implementation fees over the longer of the term of the customer agreement or the estimated customer relationship period based on various factors including, but not limited to, contract terms, contract extensions and renewals, customer attrition, the nature and pace of technology advancements and obsolescence, and the anticipated impact of demand, competition, and other regulatory and economic factors.

Most of our deferred revenue relate to professional services performed for our Enterprise/Commercial and Enterprise/States customers, which require a more extensive and lengthy implementation. We continue to evaluate the term over which our Enterprise/State implementation fee revenue is recognized as we gain more experience with customer contract renewals given the Enterprise/State segment is less mature than our Enterprise/Commercial segment. At December 31, 2013, deferred revenue related to the Enterprise/State segment was $26.8 million and is being recognized in our statements of operations over a weighted average period of approximately 2.5 years. If the weighted average period was increased by one year to 3.5 years the Enterprise/State revenue for the year ended December 31, 2013 would have decreased by approximately $0.8 million.

Deferred Implementation Costs

We capitalize certain direct, incremental costs associated with new customer implementation efforts in our Enterprise/Commercial and Enterprise/State reporting segments, and we account for those costs as deferred implementation costs, to the extent that they are deemed recoverable. We had $19.9 million and $4.5 million of deferred implementation costs recorded as of December 31, 2013 and 2012, respectively, and $24.0 million recorded as of September 30, 2014. The increase in deferred implementation costs is correlated with the increase in implementation of new software solutions resulting from health insurance customers responding to changes mandated by the PPACA. The increase in deferred implementation costs from fiscal 2012 to 2013 is also correlated to the increase in the deferred revenue for the respective periods for fees the Company received for implementation services before customer acceptance of the delivered software and professional services. Deferred implementation costs are amortized over the respective estimated customer relationship period consistent with the recognition of deferred revenue. The deferred implementation cost balance is subject to periodic impairment evaluation to determine recoverability of the asset. At every reporting period, we evaluate the recoverability of the deferred implementation costs, factoring in the remaining implementation schedule, estimated cost to complete the implementation effort and the probability of revenue in excess of deferred costs capitalized.

Goodwill and Acquired Intangible Assets

Goodwill represents the excess of the aggregate of the fair value of consideration transferred in a business combination over the fair value of assets acquired, net of liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test. We test goodwill for impairment at the reporting unit level annually on October 31, or more frequently if events or changes in business circumstances indicate the carrying value may not be recoverable.

We test goodwill for impairment at the reporting unit level using a two-step approach. In step one, we determine if the fair value of the reporting unit exceeds the unit’s carrying value. If step one indicates that the fair value of the reporting unit is less than its carrying value, we perform step two, determining the fair value of goodwill and, if the carrying value of goodwill exceeds the implied fair value, recording an impairment charge.

We have three reporting units with goodwill, Enterprise/Commercial, Medicare and Private Exchange; the Enterprise/Commercial, Medicare and Private Exchange reporting units have $7.7 million, $14.7 million and $4.3 million of goodwill, respectively, as of September 30, 2014. To determine the fair value of our reporting units, we primarily use a discounted cash flow analysis which requires significant assumptions and estimates about future operations. Significant judgments inherent in this discounted cash flow analysis include the expected revenue growth and operating margins and the determination of an appropriate discount rate.

We review acquired intangible assets for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. Recoverability is assessed by comparing the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. Measurement of any impairment loss is based on estimated fair value.

Given the significance of our goodwill and intangible assets, an adverse change in fair value could result in an impairment charge, which could be material to our financial statements. Each reporting unit had greater than 10% excess fair value over carrying value as of our last assessment.

Stock-Based Compensation

We have issued one type of stock-based award under our equity incentive plans: stock options. Stock-based awards granted to employees, directors and third parties are measured at fair value at each grant date. When determining the fair market value of our stock options, there are significant judgments involved in estimating the fair value of our common stock and determining our expected stock price volatility using what we consider to be comparable publicly traded companies.

Determination of the Fair Value of Common Stock on Grant Dates

Prior to our IPO, we were a private company with no active public market for our common stock. We have periodically determined for financial reporting purposes the estimated per share fair value of our common stock at various dates using contemporaneous valuations performed with the assistance of an independent third-party in accordance with the guidance outlined in the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately Held Company Equity Securities Issued as Compensation,” or the Practice Aid. We performed these valuations as of August 31, 2012, December 31, 2012 and December 31, 2013, and utilized the probability weighted expected return model, or PWERM, approach to allocate our equity value to our common shares. The PWERM approach employs various market, income, or cost approach calculations depending on the likelihood of various liquidation scenarios. In conducting the valuations, we considered all objective and subjective factors that we believed to be relevant for each valuation conducted, including management’s estimate of our business condition, prospects, and operating performance at each valuation date. Within the valuations performed by our management, a range of factors, assumptions, and methodologies were used. The significant factors included:

•	the fact that we are a privately held technology company and our common stock is illiquid;

•	the nature and history of our business;

•	our historical financial performance;

•	our discounted future cash flows, based on our projected operating results;

•	valuations of comparable public companies;

•	the potential impact on common stock of liquidation preference rights of redeemable convertible preferred stock under different valuation scenarios;

•	general economic conditions and the specific outlook for our industry;

•	the likelihood of achieving a liquidity event for shares of our common stock such as an IPO or a sale of our company, given prevailing market conditions, or remaining a private company; and

•	the state of the initial public offering market for similarly situated privately held technology companies.

The dates of our stock valuations have coincided within a reasonable period of the dates of our stock-based compensation grants.

The additional factors considered when determining any changes in fair value between the most recent valuation and the grant dates included our stage of development, our operating and financial performance, current business conditions and the market performance of comparable publicly traded companies.

There are significant judgments and estimates inherent in these valuations. These judgments and estimates include assumptions regarding the probability of future events for the company including an IPO, a strategic merger or sale, our remaining a private company, the sale of our assets and resulting dissolution of our company and the time to completing an IPO or other liquidity event. When determining the value of any of these four possible outcomes, we primarily use the income approach to determine the equity value of our company. Significant assumptions include the future operating performance, primarily the expected revenue growth and gross margins and the determination of an appropriate discount rate and marketability discount. If we made different assumptions, our stock-based compensation expense, net loss and net loss per common share could have been significantly different. A $1 per share increase in the stock valuation would impact the grant date fair values of the options granted during the year ended December 31, 2013 and the nine months ended September 30, 2014 by approximately $1 per option.

Income Taxes

We account for income taxes under the asset and liability method. We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. We measure deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which we expect to recover or settle those temporary differences. We recognize the effect of a change in tax rates on deferred tax assets and liabilities in the results of operations in the period that includes the enactment date.

We reduce the measurement of a deferred tax asset, if necessary, by a valuation allowance if it is more likely than not that we will not realize some or all of the deferred tax asset. We recorded a valuation allowance for a portion of our deferred tax assets of $37.9 million as of December 31, 2013 and $27.1 million as of December 31, 2012 based on the projected profitability of the entity in the respective tax jurisdiction, which includes a full valuation allowance against net operating loss carryforwards. The valuation allowance is based on an evaluation of the uncertainty that the carryforwards will be realized. Our net income could increase if we determine we will be able to use more carryforwards than currently expected. Conversely, our net income could decrease if we determine we are unable to realize our deferred tax assets in the future.

Liquidity and Capital Resources

Sources of Liquidity

Prior to our IPO, we funded our operations primarily through cash from operating activities, bank and subordinated debt borrowings. Our cash and cash equivalents as of September 30, 2014 were held for working capital purposes. We do not enter into investments for trading or speculative purposes. Our policy is to invest any cash in excess of our immediate requirements in investments designed to preserve the principal balance and provide liquidity. Accordingly, our cash and cash equivalents are invested primarily in demand deposit and money market accounts that are currently providing only a minimal return.

Senior Credit Facility

On January 15, 2013, we entered into a bank credit facility to provide for short-term working capital and long-term investment needs, as amended and restated from time to time, or the “Credit Facility”. The Credit Facility replaced our previous bank facility, or Loan Agreement, which was paid in full on January 15, 2013.

The Credit Facility initially provided for $22.5 million of term loans, or Senior Term Loans, and $5.0 million of revolving credit, or the “Senior Revolving Credit Facility”, through January 15, 2018, or the “Maturity Date”. The Senior Term Loans require quarterly principal payments of $0.3 million commencing on March 31, 2013, with the unpaid principal balance payable in full on the Maturity Date.

The Senior Term Loans accrue interest at a rate based on the London Interbank Offered Rate, or LIBOR, plus a LIBOR margin payable monthly. The Senior Revolving Credit Facility accrues interest monthly at a rate based on LIBOR, the Fed Funds Rate or bank’s Prime Rate. The interest rates on the outstanding Senior Term Loans and Senior Revolving Credit Facility advances were 6.0% to 7.8% as of December 31, 2013.

The Credit Facility contains customary representations, warranties and covenants of the Company, as well as various limitations on the activities of the Company as they relate to additional indebtedness, junior liens, investments, capital expenditures, and mergers and acquisitions. As of December 31, 2013, we were not in compliance with financial covenants, and subsequent to year-end, the noncompliance was waived (see below).

On March 12, 2014, we amended the Credit Facility to, among other things, increase the Senior Revolving Credit Facility by $5.0 million to $10.0 million and waive the Company’s December 31, 2013 non-compliance with financial covenants. The March 12, 2014 amendment removed the Fixed Charge Coverage and Total Debt/

EBITDA covenants, as defined in the Credit Facility, and replaced them with a monthly building EBITDA covenant and a minimum liquidity covenant. The monthly building EBITDA covenant sets forth specific levels of cumulative EBITDA, as defined, on a monthly basis, which are measured on and reported on a monthly basis; as of September 30, 2014 the monthly building EBITDA covenant was $(5.5) million. The minimum liquidity covenant requires us to maintain a minimum liquidity level of $5.0 million at all times, with minimum liquidity defined as the sum of cash and cash equivalents and borrowing capacity available to us under the $10.0 million Senior Revolving Credit Facility. As of September 30, 2014, we were in compliance with both the monthly building EBITDA and minimum liquidity covenants.

On December 5, 2014, we amended the Credit Facility to, among other things, permit the payment of up to $9.25 million in dividends payable to holders of our preferred stock upon the completion of this offering and the payment of bonuses to certain of our executive officers, including the bonuses payable to our Named Executive Officers described in “Executive Compensation” on page 103.

Subordinated Loans

On March 18, 2013, we entered into a Senior Subordinated Term Loan Agreement with THL Corporate Finance, Inc., or the “THL Note”, for total proceeds of $10.0 million less $0.2 million of original issue discount, or OID, to finance the repayment of the Harbert Notes and to fund working capital needs. The THL Note maturity date is July 15, 2018, with the principal balance payable in full at the maturity date. Interest on the THL Note accrues at a variable rate of LIBOR plus a LIBOR margin, and is payable monthly. As of December 31, 2013, the rate was 10.0% and the outstanding balance, net of OID, was $9.8 million.

In the first half of 2014, we amended the THL Note to, among other things, provide $20.0 million of additional subordinated term note financing through July 2018. The $20.0 million additional financing was reduced by approximately $0.5 million of original issue discount and accrues variable interest at LIBOR plus a LIBOR margin and is payable monthly. The initial all in interest rate is 13.5%. The amendment also provides for contingent prepayment penalties of up to 5.0% of the THL Note and a contingent $2.0 million fee if we do not complete a qualified capital raise by December 31, 2014, as defined in the THL Note amendment. The proceeds from the additional financing were used to repay outstanding amounts due on the Senior Revolving Credit Facility and fund working capital needs.

On December 5, 2014, we amended the THL Note to, among other things, permit the payment of up to $9.25 million in dividends payable to holders of our preferred stock upon the completion of this offering, permit the payment of bonuses to certain of our executive officers, including the bonuses payable to our Named Executive Officers described in “Executive Compensation” on page 103, and provide that the Company may not prepay the THL Note without the lenders consent until at least December 31, 2015.

On May 29, 2014, we borrowed $1.3 million under a subordinated, one-year term note from certain of our stockholders and parties controlled by our stockholders. The note accrues interest at a fixed 14.0% and contains a contingent exit fee of $0.6 million payable upon occurrence of a Deemed Liquidation Event (as defined in our Fifth Amended and Restated Certificate of Incorporation, as amended). The proceeds were used to fund working capital needs.

On January 15, 2013, we entered into a subordinated promissory note with the sellers of DRX, or the DRX Seller Note. The $3.0 million principal amount is subject to adjustment upon resolution of the working capital, as well as the satisfaction of customary escrow provisions. As of December 31, 2013, the working capital adjustment reduced the principal amount of the DRX Seller Note by $0.3 million to $2.7 million. In the nine months ended September 30, 2014, as a result of an acquisition working capital and indemnification claim settlement with the DRX sellers, the principal was increased by $0.3 million. Interest accrues at a rate of 8.0% and is payable with the adjusted principal on the January 15, 2015 maturity date.

During 2012, we entered into various borrowing arrangements to finance purchases of computer equipment and software. These borrowing arrangements included a $1.2 million master lease with a third-party financing company, which bore interest at a fixed annual rate of 8.0% and was collateralized by certain specifically identified software licenses on software installed in 2013.

On February 16, 2011, we entered into a promissory note with Harbert Mezzanine Partners, as amended from time to time, or the Harbert Note, for total proceeds of $6.0 million to finance the cash portion of a prior acquisition and to fund working capital needs. Interest accrued on the Harbert Note at a rate of 13.5% and was payable monthly. Simultaneous with the Harbert Note we issued four warrants for 2,478,699, 527,250, 580,660 and 409,203 shares of Common, Series C preferred, Series D preferred and Series D-1 preferred stock, respectively. The fair value of the warrants on the issuance date amounted to approximately $0.7 million, recognized on the balance sheet as a discount on notes payable to be amortized to interest expense over the term of the Harbert Note using the effective interest rate method. As of December 31, 2012, unamortized note discount amounted to approximately $0.4 million and the balance outstanding on the Harbert Note was $6.0 million. On January 15, 2013, the Harbert Note was amended to include a warrant to purchase shares of Series A and Series B preferred stock and common stock equivalent to 4.5% of the fully diluted outstanding shares of the Company, in the event the Harbert Note was not paid in full by July 1, 2013. On March 15, 2013, the Harbert Note was paid in full and the warrant was purchased by us for cash and retired.

On February 16, 2011, we entered into promissory notes, as amended from time to time, or the Insurix Notes, with the sellers of Insurix totaling $1.0 million with an interest rate of 4.0% plus the Prime Rate, payable monthly. Principal payments on the Insurix notes occurred at various amounts and dates through the maturity date of February 1, 2014. Payment for the obligations under the Insurix Notes was secured by the assets of the Company and the notes were subordinate to, in order of preference, the Loan Agreement and the Harbert Note. As of December 31, 2012, $0.2 million was outstanding on the Insurix Notes. The Insurix Notes were paid in full during 2013.

The following table summarizes the principal balances of our outstanding borrowings as of September 30, 2014:

Outstanding Principal Balance
(dollars in thousands)
Credit Facility: Revolving line of credit	$2,431
Credit Facility: Term loans	20,531
Subordinated Loans	33,668

$56,630

We believe that cash from operations, the proceeds from our offering, cash on hand and available capacity under our Credit Facility will provide liquidity to meet anticipated future short term capital requirements for the next twelve months. The sufficiency of these liquidity sources to fund necessary and committed capital needs will be dependent upon our ability to meet our covenant requirements of our Credit Facility. See the section titled “Liquidity and Capital Resources—Senior Credit Facility” for a description of our Credit Facility.

In the future we may seek to access the capital markets to raise additional equity financing for various business reasons, including required debt payments and acquisitions. The timing, term, size, and pricing of any such financing will depend on investor interest and market conditions, and there can be no assurance that we will be able to obtain any such financing. In addition, if we are unable to comply with our debt covenants in the future and as a result default on our loan agreements, approximately $52.4 million of our outstanding borrowings would become immediately payable, which could adversely affect our financial condition.

Dividends on Preferred Stock

Dividends accrue on our outstanding shares of Series A and B preferred stock at 8% per annum. Upon conversion of the preferred stock into common stock, any accrued but unpaid dividends shall be paid in cash. Conversion of the preferred stock can occur at any time at the option of the holder and is automatic under certain circumstances, including an initial public offering. As of September 30, 2014, the accrued and unpaid dividends were $8.1 million.

Cash Flows

Our cash flows for the nine months ended September 30, 2014 and 2013 and for the years ended December 31, 2013 and 2012 were as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012
	(dollars in thousands)
Net cash flows provided by (used in):
Operating activities	$(15,475)	$68	$1,702	$(2,305)
Investing activities	(732)	(26,582)	(27,096)	(1,081)
Financing activities	14,285	26,613	26,195	3,694

Net (decrease) increase in cash and cash equivalents	$(1,922)	$99	$801	$308

Operating Activities

For the nine months ended September 30, 2014, our net cash and cash equivalents used in operating activities of $15.5 million consisted of a net loss of $14.9 million and $6.9 million of cash used by changes in working capital, partially offset by $6.4 million in adjustments for non-cash items. The cash used by changes in working capital primarily consisted of a decrease in deferred revenue of $7.0 million. The decrease in deferred revenue was a result of contracts closed during prior periods with associated upfront fees, on which we began recognizing revenue ratably over the customer contract period as implementations were completed and software services have commenced.

For the nine months ended September 30, 2013, our net cash and cash equivalents provided by operating activities of $0.1 million consisted of a net loss of $27.1 million, offset by $22.7 million of cash provided by changes in working capital and $4.4 million in adjustments for non-cash items. The cash provided by changes in working capital consisted primarily of an increase in deferred revenue of $35.2 million. The increase in deferred revenue was a result of contracts closed during the period with associated upfront fees, which will be recognized as revenue ratably over the customer contract period beginning once the software services have commenced.

For the year ended December 31, 2013, net cash and cash equivalents provided by operating activities of $1.7 million consisted of a net loss of $26.4 million partially offset by $21.4 million of cash provided by changes in working capital and $6.7 million in adjustments for non-cash items. The cash provided by changes in working capital primarily consisted of an increase in deferred revenue of $41.8 million, partially offset by a decrease in operating cash flow due to a $11.3 million increase in accounts receivable. The increase in deferred revenue was a result of contracts closed during the period with associated upfront fees, which will be recognized as revenue ratably over the customer contract period beginning once the software services have commenced. The increase in accounts receivable was primarily attributable to the growth of our revenue and fees invoiced for the period.

For the year ended December 31, 2012, our net cash and cash equivalents used in operating activities of $2.3 million consisted of a net loss of $16.8 million, offset by $11.7 million of cash provided by changes in working capital and $2.7 million in adjustments for non-cash items. The increase in cash resulting from changes in working capital primarily consisted of an increase in deferred revenue of $13.2 million. The increase in deferred revenue was a result of contracts closed during the period with associated upfront fees, which will be recognized as revenue, ratably over the customer contract period, beginning once the software services have commenced.

A substantial amount of revenue in a period comes from the recognition of previously collected and deferred revenue, while period-end accounts receivable balances are directly influenced by the timing of contractually negotiated milestone and time-based advance billings and their subsequent collection. We generally have the contractual right to invoice and collect fees from customers ahead of delivery and revenue recognition of our software and professional services.

Investing Activities

For the nine months ended September 30, 2014 and 2013, net cash used in investing activities was $0.7 million and $26.6 million, respectively. We spent $25.9 million for the nine months ended September 30, 2013 on the acquisition of DRX, net of cash acquired. In addition, we spent $0.7 million for the nine months ended September 30, 2014 and 2013 for the purchase of property and equipment.

Net cash used in investing activities totaled $27.1 million for the year ended December 31, 2013. We spent $25.9 million on the acquisition of DRX, net of cash acquired. In addition, we spent $1.2 million to purchase property and equipment. For the year ended December 31, 2012, net cash used in investing activities was $1.1 million, for the purchase of property and equipment.

Financing Activities

For the nine months ended September 30, 2014, net cash provided by financing activities was $14.3 million, consisting of $30.8 million in proceeds from credit facility and term-debt borrowings partially offset by $13.5 million of debt and capital lease obligation payments, $1.9 million of deferred business acquisition purchase price and $1.1 million of financing and equity offering fees paid.

For the nine months ended September 30, 2013, net cash provided by financing activities was $26.6 million, primarily consisting of $39.9 million in proceeds from credit facility and term-debt borrowings, partially offset by $11.9 million in repayments of debt and capital lease obligations and $1.2 million of financing fees paid.

For the year ended December 31, 2013, net cash provided by financing activities was $26.2 million, consisting of $39.9 million in proceeds from credit facility and term-debt borrowings, partially offset by $12.3 million of repayments of debt and capital lease obligations and $1.2 million of financing fees paid.

Net cash provided by financing activities totaled $3.7 million for 2012, which resulted primarily from $4.0 million in proceeds from the issuance of preferred stock and $0.5 million in proceeds from stock option exercises, partially offset by $0.8 million in repayments of debt obligations.

Operating and Capital Expenditure Requirements

We believe that our existing cash and cash equivalents balances and cash generated from operations will be sufficient to meet our anticipated cash requirements through at least the next 12 months, including expected capital expenditure requirements of approximately $1.0 million to $2.0 million. If our available cash and cash equivalents balances are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or enter into an additional credit facility. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available on reasonable terms, or at all.

Quarterly Results of Operations

The following tables show our unaudited condensed consolidated quarterly statement of operations data for each of our seven most recently completed quarters, as well as the percentage of revenue for each line item shown. This information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of normal recurring adjustments and accruals, necessary for the fair presentation of the financial information for the quarters presented. Historical results are not necessarily indicative of the results to be expected in future periods, and operating results from a quarterly period are not necessarily indicative of the operating results for a full year. This information should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Three Months Ended
	Mar 31, 2013(1)	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014(2)
	(in thousands)
Revenue	$9,275	$10,013	$14,081	$24,957	$16,050	$19,201	$21,503
Cost of Revenue	9,566	12,073	13,265	15,269	12,567	12,787	12,842

Gross Margin	(291)	(2,060)	816	9,688	3,483	6,414	8,661

Operating Expenses:
Research and Development	2,646	3,157	3,033	2,970	4,100	4,585	4,993
Sales and Marketing	1,771	1,712	1,553	1,764	1,806	1,903	2,073
General and Administrative	3,074	2,796	3,135	3,182	3,107	3,244	2,960

Total Operating Expenses	7,491	7,665	7,721	7,916	9,013	9,732	10,026

(Loss) Income from Operations	(7,782)	(9,725)	(6,905)	1,772	(5,530)	(3,318)	(1,365)

Other Expenses:
Interest Expense	1,509	1,010	1,089	1,036	1,014	1,372	1,846
Other Expense, Net	—	—	—	—	75	751	(283)

(Loss) Income Before Income taxes	(9,291)	(10,735)	(7,994)	736	(6,619)	(5,441)	(2,928)

Income Tax (Provision) Benefit	1,124	(93)	(85)	(46)	(14)	3	55

Net (Loss) Income	$(8,167)	$(10,828)	$(8,079)	$690	$(6,633)	$(5,438)	$(2,873)

(1)	During the three months ended March 31, 2013, we recognized a $1.2 million income tax benefit that was attributable to the impact of acquired DRX deferred tax liabilities and the ability to reduce the Company’s income tax valuation allowance established in prior periods.
(2)	During the three months ended September 30, 2014, we recognized $4.9 million of previously deferred Revenue and $4.2 million of gross margin resulting from the termination of a state exchange contract.

	Three Months Ended
	Mar 31, 2013	Jun 30, 2013	Sept 30, 2013	Dec 31, 2013	Mar 31, 2014	Jun 30, 2014	Sept 30, 2014
	(In thousands)
Revenue	100%	100%	100%	100%	100%	100%	100%
Cost of Revenue	103%	121%	94%	61%	78%	67%	60%

Gross Margin	(3%)	(21%)	6%	39%	22%	33%	40%

Operating Expenses:
Research and Development	29%	32%	22%	12%	26%	24%	23%
Sales and Marketing	19%	17%	11%	7%	11%	10%	10%
General and Administrative	33%	27%	22%	13%	19%	16%	13%

Total Operating Expenses	81%	76%	55%	32%	56%	50%	46%

(Loss) Income from Operations	(84%)	(97%)	(49%)	7%	(34%)	(17%)	(6%)

Other Expenses:
Interest Expense	16%	10%	8%	4%	7%	7%	8%
Other Expense, Net	0%	0%	0%	0%	0%	4%	(1%)

(Loss) Income Before Income taxes	(100%)	(107%)	(57%)	3%	(41%)	(28%)	(13%)

Income Tax (Expense) Benefit	12%	(1%)	0%	0%	0%	0%	0%

Net (Loss) Income	(88%)	(108%)	(57%)	3%	(41%)	(28%)	(13%)

Quarterly Trends and Seasonality

Our overall operating results fluctuate from quarter to quarter as a result of a variety of factors, some of which are out of our control. These fluctuations are primarily driven by an increase in the third and fourth quarters in activity at our customers in preparation for and during the annual insurance enrollment cycle, which occurs annually during our fourth quarter. Our historical results should not be considered a reliable indicator of our future results of operations.

Contractual Obligations and Commitments

Our principal commitments consist of obligations under our outstanding debt facilities, non-cancelable leases for our office space and computer equipment, purchase commitments for our co-location and other support services and obligations for contingent acquisition consideration and cumulative preferred stock dividends. The following table summarizes these contractual obligations as of December 31, 2013. Future events could cause actual payments to differ from these estimates.

Contractual Obligations:	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)
Long-term debt—Revolving line of credit:
Principal(1)	4,306	4,306	—	—	—
Interest(3)	167	167	—	—	—
Long-term debt—Other senior and subordinated:
Principal(2)	34,114	1,125	4,989	28,000	—
Interest(3)	11,171	2,612	5,443	3,116	—
Operating lease obligations	10,571	1,520	2,604	2,091	4,356
Capital lease obligations	1,056	524	440	92	—
Deferred acquisition purchase price obligation(4)	4,000	3,000	1,000	—	—
Cumulative preferred stock dividends(5)	5,161	5,161	—	—	—

Total	$70,546	$18,415	$14,476	$33,299	$4,356

(1)	Repayment of the revolving line of credit is due at end of the term in January 2018. Early repayment is allowed and the revolving line of credit and interest was repaid and subsequent borrowings occurred in the nine months ended September 30, 2014.

(2)	The Company refinanced its debt in the nine months ended September 30, 2014. Other senior and subordinated debt obligations increased approximately $21.9 million, before interest. Inclusive of estimated interest, the Long-term debt—Other senior and subordinated obligations would increase by approximately $1.2 million, $6.3 million and $20.2 million in the less than 1 year, 1-3 years and 3-5 years periods, respectively.
(3)	Includes estimated interest payments based on contractual rates as of December 31, 2013.
(4)	Amount of contingent DRX acquisition consideration payable as of December 31, 2013. Ultimate payment could be less if contractual earn-out targets are not achieved.
(5)	Represents the cumulative preferred stock dividends accrued at December 31, 2013 that will be paid out in cash to the holders of preferred stock upon the closing of this offering. The amount as of September 30, 2014 was $8.1 million and the amount estimated to be paid upon the closing of this offering is approximately $9.0 million.

Off-Balance Sheet Arrangements

As of September 30, 2014, we had standby letters of credit totaling $0.2 million as security for rented office space.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue From Contracts With Customers (Topic 606), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The ASU becomes effective for the Company at the beginning of its 2017 fiscal year; early adoption is not permitted. We are currently assessing the impact that this standard will have on our consolidated financial statements.

In April 2014, the FASB issued ASC No. 2014-08, Presentation of Financial Statements (Topic 205), on reporting discontinued operations and disclosures of disposals of components of an entity. The new guidance changes the requirements for reporting discontinued operations. A discontinued operation may include a component of an entity or a group of components of an entity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results and when the component or group of components meets the criteria to be classified as held for sale, is disposed by sale or is disposed of by other than by sale. This guidance is effective on a prospective basis for annual periods beginning January 1, 2015. We do not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, providing guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. We do not expect the adoption of the amendments in this ASU to have a significant impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Risk

Market risk is the risk of loss to future earnings, values or future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument might change as a result of changes in interest rates, exchange rates, commodity prices, equity prices and other market changes. We do not use derivative financial instruments for speculative, hedging or trading purposes, although in the future we might enter into exchange rate hedging arrangements to manage the risks described below.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates. Borrowings under the term loan and revolving line of credit with Wells Fargo Bank, which was entered into in January 2013, bear interest at rates that are variable. Borrowings under the THL Corporate Finance, Inc. subordinated promissory note bear interest at rates that are variable. Increases in the LIBOR or Prime Rate would increase the amount of interest payable under these borrowings. As of September 30, 2014, we had total borrowings of $52.4 million subject to a variable interest rate. As a result, each change of one percentage point in interest rates would result in an approximate $0.5 million change in our annual interest expense on our outstanding borrowings as of September 30, 2014. Any debt we incur in the future may also bear interest at variable rates. Borrowings outstanding under our other credit arrangements are not subject to interest rate risk because they bear interest at fixed rates.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition, or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

JOBS Act

The JOBS Act contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurred after December 8, 2011 and whose annual gross revenue is less than $1.0 billion will, in general, qualify as an “emerging growth company” until the earliest of:

•	the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

•	the last day of its fiscal year in which it has annual gross revenue of $1.0 billion or more;

•	the date on which it has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; and

•	the date on which it is deemed to be a “large accelerated filer,” which will occur at such time as the company (a) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (b) has been required to file annual and quarterly reports under the Securities Exchange Act of 1934 for a period of at least 12 months and (c) has filed at least one annual report pursuant to the Securities Act of 1934.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an emerging growth company until as late as December 31, 2019.

As an “emerging growth company” we have chosen to rely on such exemptions and are therefore not required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

BUSINESS

Overview

We are a leading web-based consumer shopping, enrollment and retention platform for health insurance distribution. Our solutions support the industry evolution towards a consumer-centric experience that is transforming how health insurance is purchased and distributed. We offer a personalized health insurance shopping experience that recommends the best fit insurance plan based on an individual’s preferences, health status, preferred providers, medications and expected out-of-pocket costs. Our customers are health insurance marketplace operators such as health plans, brokers and exchange operators, who must distribute health insurance in a cost-effective manner to a growing number of insured consumers. Our solutions automate key functions in the health insurance distribution process, allowing our customers to price and present plan options accurately to consumers and efficiently enroll, renew and manage plan members.

The United States health insurance marketplace is undergoing a tremendous structural change that is fundamentally altering how health insurance is purchased and distributed. More consumers now have access to health insurance with more plan options and places to buy their insurance than ever before. As a result, consumers need effective decision-support tools to help them optimize their health insurance choices. Concurrently, health plans and brokers that have traditionally distributed a more limited set of plans to employers through group coverage must now cost-effectively sell insurance in the more fragmented individual market and in public and private exchanges, which are online marketplaces sponsored either by a non-government entity, such as an employer, insurance broker or other distributor (in the case of private exchanges) or by a federal or state government entity (in the case of public exchanges) for health insurance and related products that allow individuals and businesses to compare products and make purchases directly from health plans. These changes are driving significant demand for innovative technology solutions to more effectively help consumers navigate the new health insurance marketplace and for health plans, brokers and other aggregators of covered lives to deploy cost-effective distribution channels.

All of our state and federal government contracts contain provisions allowing the government counterparty to terminate the contract for convenience, or for a lack of adequate funding, generally with 30 days’ written notice, which we believe to be customary for government contracts. These contracts accounted for 12% and less than 1%, respectively, of our revenues in the years ended December 31, 2013 and 2012, and 33% of our revenues in the nine month period ended September 30, 2014. The increase in revenues from these contracts during this period is attributed to our acquisition of DRX in January 2013 (and the Medicare.gov contract held by DRX) and the growth in state exchange contracts awarded to us during this period. These contracts collectively represent approximately 23% of our deferred revenue balance at September 30, 2014.

We have a 15-year history of providing technology-enabled health plan sales automation solutions. In 2013, our solutions were used by plan sponsors, brokers and consumers representing over 20 million lives and facilitated over $130 billion of annual plan premiums. Our expanding customer base includes more than 70 health plans, including 20 of the top 25 health plans (based on total enrollment). Our personalized health insurance shopping experience is available to all 52 million Medicare beneficiaries through our provision of shopping, price comparison, plan ranking and enrollment software for Medicare.gov and 1-800-Medicare call center agents. We estimate that approximately 4 million Medicare beneficiaries used our software in the 2013 to 2014 enrollment period. As of September 30, 2014, our technology powers more than 30 private, state and federal exchanges.

As of December 31, 2013 and September 30, 2014, total stockholders’ deficit was $106.1 million and $122.9 million, respectively. For the year ended December 31, 2013 and the nine months ended September 30, 2014, our net loss was $26.4 million and $14.9 million, respectively. Over the same periods, our adjusted EBITDA loss was $17.3 million and $5.3 million, respectively. Please refer to “Consolidated Selected Financial Data—Adjusted Gross Margin and Adjusted EBITDA” in this prospectus for a discussion of the limitations of adjusted EBITDA and a reconciliation of adjusted EBITDA to net loss, the most comparable GAAP measurement.

Industry Background

The United States health insurance industry is responsible for the administration of healthcare benefits to over 200 million individuals covered by commercial health insurance and is experiencing a structural transformation in which shopping for and enrollment in health insurance products is transitioning from a wholesale or group-based distribution model to an individual or retail-oriented consumer marketplace. This transformation, in conjunction with regulatory and competitive pressure on distribution and overhead costs, places substantial new business and technology requirements on health plan, brokers and aggregators of covered lives and prospective customers and has created an attractive growth opportunity in the markets we serve.

Consumer-Centric Marketplace

We estimate that approximately 100 million individuals will be shopping for and enrolling in health insurance annually through the individual market and public and private exchanges by 2018. This evolution is being driven by a shift in responsibility for health insurance purchasing to individuals from employers, placing increased importance on better, more informed decision-making, and is changing where these purchases are being made. This trend is evident in several key health insurance membership market segments:

•	Individual Insurance Market: The Patient Protection and Affordable Care Act, or PPACA, which mandates broader health insurance coverage, is expected to drive growth in the under-65 individual market from 20 million lives in 2012 to 57 million in 2017 and create new opportunities for health plans, brokers and retailers to sell directly to individuals.

•	Employer-sponsored Insurance Market: For individuals who currently receive insurance through their employers, there has been a trend toward employees bearing a greater share of the cost of these benefits. According to a Towers Watson survey, over the last three years, more than 70% of companies increased employee share or premium contributions. Employees’ share of premium costs increased nearly 7% between 2013 and 2014 and employees’ total cost share, including premiums and out-of-pocket costs, were 37% in 2014. This trend creates an increased need for employees to engage in the shopping experience, purchase the right levels of coverage and better understand the overall financial implications of their benefit selection decisions.

•	Exchange-based Insurance Market: According to a study by Accenture, employers are expected to move approximately 40 million lives to private exchanges by 2018 as a mechanism to make health insurance a defined contribution benefit and decouple benefit expenses from medical cost inflation trends. As part of this shift, large employers are increasingly moving retirees from group Medicare Advantage plans to retail Medicare Advantage plans that are distributed through retiree exchanges.

•	Medicaid Market: As a result of expanded eligibility under PPACA, average monthly Medicaid enrollment is expected to expand from approximately 58 million individuals in 2013 to approximately 73 million individuals by 2024, creating new opportunities for Medicaid managed care organizations to expand into the individual market.

•	Medicare Market: We believe that the number of participants in Medicare Advantage and Medicare Supplement plans will increase from approximately 25 million individuals in 2013 to approximately 32 million individuals in 2018 and that there will be increased movement from group Medicare Advantage plans to retail Medicare Advantage plans.

As a whole, these trends are directing an evolution of health insurance technology toward supporting more effective and consumer-friendly solutions that help consumers to better compare and enroll in plans based on their actual healthcare needs and to optimize their increased health insurance responsibility and spend.

Pressure to Manage Distribution Costs and Operating Expenses

While health plans and brokers need to support a more individualized and fragmented health insurance shopping and enrollment process, they are under increasing pressure to lower distribution costs. Recent federal restrictions on health plan profitability and increased competition for members on exchanges have driven health plans to find ways to better manage areas of non-medical cost structure, such as sales commissions and internal information technology development. As a result, health plans have undertaken efforts to lower brokerage commissions and to implement innovative third-party technologies to reduce investment in internally-developed software. Similarly, brokers who now face depressed commissions from health plans need to leverage technology-based, automated processes to sell more cost-effectively and to identify product cross-selling opportunities, such as with ancillary products, as part of the plan selection process.

Increasing Opportunity for Technology

As shopping and enrollment in health insurance transitions to an individual, retail-oriented consumer marketplace, there is significant opportunity for intuitive, web-based technologies to automate and lower the cost of health insurance distribution, as well as increase enrollment opportunities and member retention. As of 2012, approximately $25 billion was spent to distribute health insurance annually, the majority of which is spent on sales commissions that support manual, people-based processes. As technology becomes increasingly critical to support a more consumer-centric, fragmented shopping and enrollment process, we believe, based on our assumptions and estimates, that $3.4 billion was spent annually on web-based shopping and enrollment solutions as of 2013 and that this amount should reach $5.2 billion by 2017, representing 15% annual growth. According to a Harvard Business Review article authored by McKinsey & Company on health insurance technology, a robust technology program can deliver up to 65% in cost reduction, a 90% reduction in turnaround time on key insurance processes and improve conversion rates by more than 20%.

The Connecture Platform

We are a leading web-based consumer shopping, enrollment and retention platform for health insurance distribution. Our solutions support the industry evolution towards a consumer-centric experience that is transforming how health insurance is purchased and distributed. We simplify the health insurance shopping experience with data-driven, personalized plan comparison and shopping tools that empower individual consumers who are now faced with more decisions to make better health insurance choices. For health plans, brokers and exchange operator customers, we deliver a powerful and unified distribution platform that we believe increases their revenue opportunity as they serve a growing, but fragmented insured population, while also reducing the costs associated with acquiring new and retaining current members.

The Connecture Sales Automation Solution

We automate the following key functions of the health insurance distribution process for our health plans, brokers and exchange operator customers:

•	Rate Setting and Modeling: prices and presents plan options accurately to consumers;

•	Shopping and Quoting: allows consumers to view and compare plans, including estimated premiums, out-of-pocket costs and plan benefits;

•	Application and Enrollment: streamlines application and enrollment operations, eliminating manual processes and paper processing;

•	Renewal Management: streamlines the renewal process, eliminating manual processes and paper processing;

•	Member Management: updates plan offering details based on members’ work or life changes; and

•	Exchange Integration: connects to state and federal exchanges to determine subsidy eligibility.

We believe the breadth, depth and scale of the Connecture solutions across key functional areas are critical to our success in the complex and changing health insurance marketplace for the following reasons:

Our personalized and data-driven shopping experience helps consumers make better health insurance purchasing decisions

We believe that our interactive and intuitive health insurance shopping experience offers better decision support for consumers to choose their health plan. Our solutions offer personalized health plan recommendations based on the individual’s self-entered preferences, health status, preferred providers, medication and expected out-of-pocket costs. Our data-driven recommendations engine also uses empirical data, a consumer’s actual claims experience and proprietary algorithms to find the best matches among available plan options. We believe that our personalized shopping experience results in a more effective health plan selection because individuals are able to better understand the plans they are purchasing, select plans that provide appropriate coverage and lower total costs and represent the best match given historical and expected levels of healthcare utilization.

Our unified platform across multiple product types is designed to maximize enrollment and member retention opportunities

Our platform is designed to deliver a seamless shopping and enrollment mechanism in a marketplace that is characterized by a wide range of potential insurance alternatives and changing insurance eligibility for both currently and previously insured individuals. For brokers that seek to sell the full array of health insurance products, we believe we offer the only unified solution that serves all insurable populations across a broad range of health insurance products including subsidized or unsubsidized individual plans, group plans, Medicare Advantage, Medicare Supplement, Medicare Part D and Medicaid. For health plans that seek to minimize membership churn, our solution enables customers to enroll and retain members as their plan eligibility changes. For example, for a previously uninsured individual or an individual whose employer no longer provides health insurance, our solution integrates with the Federal Health Exchange and allows for calculation of subsidies and enrollment in qualifying individual plans. For the over-65 population, our solution integrates Medicare Advantage, Medicare Supplement and Medicare Part D plan data nationally, which allows seniors to make informed choices as they potentially transition from a local group plan to an appropriate nationwide individual plan. Because our platform can both identify appropriate eligibility and present available plan options, our customers are able to minimize lost membership opportunities to competing brokers and health plans.

Our technology enables rapid deployment of public and private single- and multi-payer exchanges to help customers adapt to evolving market needs

Our technology allows our health plan, broker and aggregator customers to capitalize on the migration to public and private exchanges. Our exchange solutions allow quick deployment of a customized online marketplace where consumers can shop for a plan of their choice and employers or other plan sponsors can set defined contributions to subsidize the cost of the plans. For brokers that are looking to set up multi-payer exchanges, which are private exchanges generally promoted by third parties such as brokers or benefits consultants that offer a broad range of health plans for individuals to choose from, for employers and consumers, the breadth of our existing relationships with health plans and knowledge of highly locally-regulated insurance products allow us to rapidly implement robust exchanges because we can more easily integrate their health plan data and offer greater choice to consumers. For health plans that are looking to sell single-payer exchanges, which are private exchanges that generally offer only plans sponsored by a single health plan, directly to employers, our ability to offer easy-to-use technology that can handle the broader eligibility needs of employees and their dependents allows them to offer a complete integrated solution. Exchange offerings represented approximately 16% of our revenue in 2013, and we have an established track record of scalability and reliability with our more than 30 exchange customers.

Our Competitive Strengths

We believe we have the following key competitive strengths:

Health plan shopping and enrollment leadership

While the health insurance industry is in the midst of adapting to rapidly changing requirements, we have a 15 year history in the technology-enabled health plan shopping and enrollment market serving individuals both under and over-65, including the following:

•	Leadership in the commercial under-65 health insurance market with over one million enrollments in the one-year period ending March 31, 2014, the date of the closing of the first enrollment period under PPACA;

•	Nearly ten years as the web-based technology solution for Medicare.gov;

•	Technology utilized in leading public and private exchange solutions; and

•	Relationships with a broad range of health plans and brokers, including 20 of the top 25 health plans (based on total enrollment).

Domain and technology development expertise

The health insurance market is characterized by high levels of regulation associated with the many plan types that can be sold to eligible individuals and how information related to these plans is presented and marketed. We believe our knowledge of the complex health insurance market and our proven ability to innovate positions us to be a continued leader in our industry. Further, our technology assists our customers to compete more effectively by allowing them to introduce new products and change pricing and benefit designs dynamically. For example, in response to the market’s need for technology to capture new membership opportunities brought about by the PPACA, we successfully implemented new solutions for over 30 health plan customers in 2013 alone. We also believe that our solutions allow our customers to more effectively enter new markets and distribute new products faster and more efficiently.

Configurable and scalable platform to meet customer needs

Our platform is designed to handle both high degrees of configurability and significant growth in users without requiring major software re-engineering or capital expenditures by our customers. Our solutions are cost-effective for our customers because we offer a platform that is comprehensive across key sales automation functions, but also has individual software applications that can integrate with common existing customer software applications. We deliver quick deployment solutions in the cloud as well as large scale enterprise solutions. Today, our technology is used by many of the largest health plans and brokers to power their critical shopping and enrollment functions. We also power the country’s largest multi-payer exchange, Medicare.gov, and successfully handle over 20% of all Medicare Advantage and Medicare Part D enrollments, or approximately two million members annually.

Large and valuable database of health plan and drug cost information and ancillary products

We believe that our large database of health plan and drug cost information enables us to deliver higher value to our customers and consumers alike. We are a primary source of health plan and pharmacy data for Medicare products available on Medicare.gov and the broad range of our health plan relationships makes us a valuable and extensive source of permission-based health plan information. These data are critical for consumers to make difficult decisions about trade-offs between plan premiums vs. out-of-pocket costs, physician networks and pharmaceutical formularies. We believe our large dataset of health plan and drug cost information powers our empirically-driven recommendations engine that provides consumers with more precise decision-support tools. In addition, our platform also supports many ancillary products such as dental, life insurance, critical illness and wellness which allows health plans and brokers to sell a more customized package of insurance products, thereby helping to differentiate the consumer shopping experience and maximizing our customers’ revenue opportunity.

Tenured, experienced management team

Our management team has significant experience in high growth healthcare, technology and consulting companies, including Truven Health Analytics (formerly Thomson Reuters Healthcare), Optum (part of UnitedHealth Group), Ernst & Young, PricewaterhouseCoopers and Accenture. Our management team has been responsible for driving innovation in the healthcare information technology industry. Within our own organization, our management team has been responsible for identifying key market needs and broadening our capabilities to serve our customers. For example, we have leveraged our historical expertise in the individual, commercial, and under-65 market to additionally serve Medicare, Medicaid and the exchanges. We believe we have the management team in place to continue developing and marketing innovative solutions that meet the current and future needs of our customers.

Visible, recurring software and technology services revenue model

Our business is characterized by high customer retention rates and recurring revenue. Most of our revenue is derived from multi-year contracts for software and services. In the past two years, our software revenue retention rate has exceeded 95% and recurring revenue has grown to over 70% of revenue. As a result, we have significant visibility into our future financial performance. As of September 30, 2014, we had approximately $87.5 million of business in contracted backlog and a deferred revenue balance of approximately $80.9 million that we expect to recognize in the coming years.

Our Growth Strategy

We intend to strengthen our position as a leading web-based consumer shopping, enrollment and retention platform for health insurance distribution. Key elements of our growth strategy include the following:

Add new customers and expand covered lives within our existing base of growing health plans and broker customers

We believe our market leadership positions us to take advantage of key trends. We are currently working with 20 of the top 25 health plans in the country (based on total enrollment), including more than half of the Blue Cross and Blue Shield plans. We intend to continue engaging additional top national and regional health plans and brokers as they seek innovative solutions to maximize enrollment and retention while minimizing costs as they shift their businesses to capitalize on the opportunity to serve the over 100 million expected members in individual and exchange markets. Furthermore, we believe new market entrants such as retailers and Accountable Care Organizations, or ACOs, that offer health plans present entirely new customer categories for us. We also expect to capitalize on this by leveraging our expertise and leadership position in retiree exchanges to win customers in the rapidly growing under-65 market.

Leverage core technology to establish leadership in the private health plan exchange business

As more small and medium sized employers move away from defined benefit plans and towards defined contribution plans, the number of single-health plan exchanges are expected to significantly increase. Unlike a defined benefit plan in which employers provide a standard set of health benefits and cover a substantial portion of the health insurance premiums, under a defined contribution plan, employers make cash contributions to health savings accounts that employees can use to purchase insurance products of their choosing. This model allows employers to more accurately predict and limit healthcare costs, while also affording employees a greater number of choices relative to a defined benefit plan. As employers move their employees to defined contribution plans, employers can utilize our software to create private exchanges that allow employees to select their own health benefits. We intend to leverage our technological expertise and our long-lasting relationships with health plans to continue capturing these emerging exchanges as well as single and multi-payer private exchanges sponsored and/or purchased by insurance brokers and agents serving their individual consumer, employer group and retiree customer bases. We are currently a leader in the retiree exchange space, an industry providing online private exchanges for both retirees under 65 years old and Medicare beneficiaries that is at the forefront of exchange technology adoption, and believe that our capabilities there position us well for further growth in other exchanges as those markets mature as well as seek an integrated platform across all segments. Finally, we believe there is a significant opportunity to provide more full service private exchange solutions which integrate call center capabilities that leverage our proprietary technology.

Further penetrate our existing customer base

We believe there is a significant opportunity in our existing customer base to cross-sell our full set of applications, as most of our customers utilize less than half of what we are able to offer. Additionally, many of our customers could utilize our solutions across other products within their overall set of offerings, such as a health plan expanding from individual to group product offerings. For example, we initially provided limited solutions to a regional subsidiary of a national customer and then were asked to add a full solution across the entire enterprise based on our initial performance. We also believe our development of new products and capabilities will continue to address evolving customer needs and facilitate additional cross-selling of software applications and solutions.

Expand into new products and distribution channels

We plan to expand into new products and distribution channels by leveraging our current technology and innovation expertise. We believe there are significant growth opportunities in private exchanges in partnership with health plans, data analytics and ancillary product offerings to broaden our value proposition to customers. We maintain a robust pipeline of innovative projects that we believe will drive future growth in revenue per customer. We believe our analytical capabilities differentiate our solutions in the marketplace by improving shopping recommendations, enhancing the customer shopping experience and integrating into customer relationship management, or CRM, solutions.

Monetize the shift to the individual market

PPACA is expected to drive growth in the under-65 individual market from 20 million lives in 2012 to 57 million in 2017. This is projected to be one of the fastest growing segments in the U.S health insurance marketplace and represents an increase in annual commission spend of $4.2 billion over this same period. Given our leadership in the individual market and with exchanges, we believe that we are well positioned to capitalize on this market trend. Specifically, we believe our technology will play a significant role in member acquisition and retention due to the ongoing shift from the traditional group distribution model to an individual, retail-oriented marketplace. We also believe we can capture a greater share of commission spend by offering more comprehensive exchange solutions, including full service support, to our customers.

Connecture Platform

Our portfolio of solutions, as summarized below, includes a comprehensive set of software applications for health plans focused on enterprise-wide sales automation (including the creation of single health plan private exchanges), for health plans and pharmacy benefit managers, or PBMs, focused on Medicare shopping and enrollment automation, for aggregators (brokers, health plans, retailers and other intermediaries) focused on private exchanges, and for state government agencies focused on creating individual and small group exchanges.

Our platform allows customers to add solutions and applications to the platform based on specific market segment needs and functional priorities. Each application is modular and functions independently, yet can integrate together to create a comprehensive and robust solution.

Enterprise Solution for Health Plans

The Connecture InsureAdvantage solution automates sales and enrollment processing in order to allow health plans to operate more cost-effectively, extend reach and provide a better consumer and/or employer/broker experience. The full consumer lifecycle for sales automation is managed, from business acquisition through renewals. Our platform allows a broad range of consumers (individual plan sales, group sales, or single health plan private exchanges) to make better health insurance decisions. Consumers, brokers and other agents can more easily shop for, purchase and renew insurance. The product can be configured for any size of health plan.

InsureAdvantage streamlines workflow for health insurance distribution and automates multiple lines of business, including health, dental, group life, vision, accidental death and dismemberment, short-term disability and long-term disability. InsureAdvantage is web-based, secure and scalable.

The business functions automated by InsureAdvantage for the individual consumer market include:

Shopping

The Shopping application allows for the capture of consumer information, the comparison of plans and viewing of rates. In addition, users can retrieve previously saved quotes, copy and create new quotes and indicate acceptance of plans online. The functionality supports the PPACA rules related to open enrollment, metal tier plan information and member-level rate display.

InsureAdvantage also offers a Plan Advisor Tool which allows the consumer, broker or sales representative to shop and compare plans, products and key benefit features via an interactive “guided shopping” experience based on questions around the consumer’s individual risk tolerance, ability to pay more up-front/higher deductible, personal health factors, desired add-on plans or riders. These questions are then rated and scored and plans are presented based on how the consumer answered each question. There are also subsidy and cost calculators to help the prospective member gauge financial risk. Each implementation is designed to match the health plan’s current website and brand.

Enrollment

An Online Application steps the user through an easy to navigate electronic application. Questions (or fields) can be standard or dynamic. Enrollment enables the health plan to combine enrollment forms for multiple products into one online application. Once an electronic application has been started, the user can save and return at a later time to complete it. A consumer can also receive assistance with completing the application from the broker or sales representative. The broker or sales representative may aid in determining the best coverage fit for his or her customer, based on presented plan details and prices. The broker or sales representative can start the online application process for his or her customer and then forward the application to the customer for completion. eSignature is also supported.

Administrative Review

Applications that do not meet the health plan’s established rules will be routed to an internal user where they can review and approve, withdraw or indicate that an applicant is not eligible for the coverage requested. To expedite the approval process, administrative reviewers can also edit Individual new business enrollments. For example, enrollments held for approval due to circumstances such as home address checks, health plan specific configuration checks or attachment uploads can be edited to allow the process to continue moving forward.

Renewals

InsureAdvantage’s Renewal application is comprised of a series of workflow steps which will allow for the automatic initiation of the renewal process without manual intervention; health plans, however, can also configure business rules to denote renewal groups and subject such groups to the manual renewal process. Functionality includes renewal import, renewal quoting & acceptance, renewal export, package generation and distribution, recommended and alternate plan mapping and agent/broker PDF generation.

Policy Administration

InsureAdvantage’s Policy Administration application allows members the ability to update their profiles with work and life event changes at any point throughout the year through an online portal. The system will track the requested change of coverage through a defined approval process.

The member is able to perform the following functions within the system:

•	View and modify subscriber and dependent information (e.g., name, address, phone numbers, e-mail, student status, date of birth, gender, social security number);

•	Add and remove dependents from coverage;

•	View current benefits and rates;

•	View address information; and

•	View and modify payment information.

Health plans can also determine unique business rules to determine if administrative review is necessary for specific policy changes.

InsureAdvantage utilizes common capabilities for both the individual consumer and the employer group’s needs. The business functions automated by InsureAdvantage for employer groups include:

Quoting

New Business Quoting provides a guided workflow to capture basic employer demographic information and employee census details in order to view available plans and corresponding rates. Within each new business quote, the user can view the composite/age rates, estimated premiums, plan benefits and benefit comparisons.

InsureAdvantage also provides a guided workflow designed specifically for defined contribution in addition to traditional defined benefit plans. Users can initiate a defined contribution quote by selecting an array of plans options. These options are defined by the health plan and configured within the product server and rate repository. The collection of employer demographics and census information can serve both defined contribution and defined benefit quoting.

Employer and Employee Shopping

The Shopping application allows for the capture of basic consumer information, the comparison of plans and viewing of rates. In addition, users can retrieve previously saved quotes, copy and create new quotes and indicate acceptance of plans online. The functionality supports the PPACA rules related to open enrollment, metal tier plan information and member-level rate display.

InsureAdvantage for groups also offers a Plan Advisor Tool which allows the employee-consumer, or the human resources administrator at the employer, the broker or sales representative working with them, to shop and compare plans, products and key benefit features via an interactive “guided shopping” experience based on questions around their own individual risk tolerance, ability to pay more up-front/higher deductible, personal health factors, desired add-on plans or riders, etc. These questions are rated and scored. Plans are presented based on how the consumer answers each question. Each implementation is designed to match the health plan’s current website and brand. There is both a subsidy calculator and a cost calculator to help the prospective member gauge financial risk.

Enrollment and Renewals

Developed specifically for the group market, InsureAdvantage leverages common capabilities from the Individual applications and delivers necessary functionality tailored for employer group and employee enrollment. Comprehensive functionality also supports the group renewal process.

Group Policy Administration

The Group Policy Administration application allows human resources administrators and members the ability to update profiles with work and life event changes at any point throughout the year through an online portal. The system tracks the requested change of coverage through a defined approval process.

Most customer implementations of InsureAdvantage for groups today are focused on the smaller group market (employers with 100 or less employees). However, larger group sizes are being supported for single health plan exchanges and the product line is being enhanced to streamline group set-up for larger size groups.

We also offer single-health plan private exchanges as an extension to InsureAdvantage. These private exchanges enable insurance health plans to offer more choices to their employer customers. They facilitate an array of defined contribution and defined benefit plans, promote flexibility and consumer personalization and include medical and ancillary products in the consumer offering. We enable a one-stop shopping and enrollment experience that allows employers to make available to their employees a list of plans and benefits for consideration, pricing, selection and enrollment, including recommendation of best fit plans.

We also offer integration of a health plan’s consumer enrollment website to the Federal exchange through a Direct Enrollment capability supported by the Federal exchange. This enables the health plan to maximize member retention by presenting only their Qualified Health Plans. This synchronization and connectivity solution operated in production for several of our customers during the enrollment cycle that commenced on October 1, 2013.

Enterprise Solution for State Exchanges

We offer to state governments a solution that enables states creating public exchanges under PPACA to offer customized individual consumer, or AHBE, and small group, or SHOP, exchanges. Leveraging the InsureAdvantage framework, the state solution has been customized for the government exchange market and includes three major functional components that facilitate plan selection:

•	AHBE Shopping and Enrollment Applications—Intuitive tools that help consumers examine, compare and enroll in the best insurance options available for them and their families. Our individual shopping solution for state exchanges includes a range of plan comparison, consumer decision support and provider search tools.

•	SHOP Exchanges—For employer and employee shopping, quoting and enrollment.

•	Health Plan Management—Provides states and health plans with proven tools, methods and best practices that minimize maintenance costs and allow the exchange to remain a successful and sustainable distribution platform.

Medicare Solution

We provide innovative, web-based Medicare plan comparison and enrollment tools for health plans, PBMs, pharmacies, field marketing organizations, or FMOs, and call centers. These products are used by the Medicare population through commercial health plans, retiree transition exchanges (group to individual, group to group) provided by benefits consulting firms and Medicare.gov. More than 30% of 2013 plan year enrollees in Medicare Part D plans used our product to compare and enroll.

Key capabilities offered for our Medicare solution include:

Consumer Plan Comparison and Shopping

The Plan Comparison and Shopping application is deployable in multiple portal website configurations including consumer, agent/broker and call center representative. The application supports the most common Medicare plan options including Medicare Advantage, or MA, Medicare Advantage Prescription Drug, or MAPD, Prescription Drug, or PDP, and Medicare Supplement plans. In addition to operating as a stand-alone website, the offering can also be made available as an Application Programming Interface or API. This allows the customer to embed the functionality within their existing internet assets without the need for a separate website.

Plan Comparison and Retention

Our Plan Comparison and Retention application utilizes features from the shopping application to improve the efficiency of the policy renewal process. Medicare beneficiaries can receive their forms pre-populated with their personal information from the new business enrollment process, seeing plan options and cost estimates built on known information, such as age and pharmaceutical drug utilization. These pre-filled forms minimize potential errors and can expedite the enrollment process. Beneficiaries are also offered a Short Enrollment Request Form to facilitate enrolling in a different plan offered by the same health plan (when allowed by Centers for Medicare and Medicaid Services, or CMS).

On-line Enrollment

The On-line Enrollment application can be fully integrated with the Plan Comparison and Shopping application. The application unifies multiple distribution channels (e.g., brokers, field marketing organizations, call centers, etc.) into a single automated application submission to the health plan. Reporting is also available on an integrated basis. Common Medicare plan options including MA, MAPD, PDP and Medicare Supplement plans are supported with dynamic form generation coupled with extensive customization options.

Mobile Field Enrollment

In many cases brokers and agents are in the field and do not have access to the internet at the time of meeting with prospective beneficiaries. Our Mobile Field Enrollment application allows the user to store the enrollment data locally on their tablet and sync with the health plan once they are online. Customer information can also be loaded from the agent/broker’s contact address book located on their tablet. In addition to enrollment forms, other sales information, including presentations and scope of appointment forms are available electronically on the tablet as well.

Private Exchanges

Our Private Exchange, or On Ramp, provides benefit consultants, brokers, exchange operators and aggregators with a group defined-contribution benefit exchange solution. The solution enables users to provide their employer and individual customers with a compliant benefit shopping, enrollment and post-enrollment benefits management experience. Brokers are empowered with a custom-branded private exchange environment that provides analytics and decision support. Our Private Exchange solution expands upon our single-plan shopping and enrollment tools by allowing users to compare plans, premiums and products from among multiple health plans within a specific geography. Our solution also allows customers to sell commercial and Medicare products.

Through our RxHealth Insurance Agency, Inc. subsidiary, we are a CMS-approved Web Broker Entity, which allows us to assist customers online with (i) completing enrollment in Qualified Health Plans offered in the individual market through the Federal Exchange; (ii) applying for tax credits and cost sharing reductions for Qualified Health Plans; and (iii) other customer service assistance related to health insurance coverage and enrollment processes through the Federal Exchange. Using Web Broker Entity services allows brokers, agencies and aggregators to provide a CMS-approved technology platform to consumers shopping for Qualified Health Plans. However, we believe many brokers, agencies and aggregators lack the technical resources and capabilities to independently obtain CMS approval. Therefore, by extending our Web Broker Entity services to these brokers, agencies and aggregators as part of our private exchange solution, we believe that we can provide enhanced services to those customers that other private exchange providers lacking CMS approval cannot offer.

Under 65 Plan Comparison and Enrollment

Building upon our shopping and enrollment applications, our Private Exchange applications delivers individual consumer and group quoting in a multi-payer configuration. The ability to intake an employer’s employee roster is supported to pre-fill demographic information and decrease process time. Brokers can monitor in-progress activity of the employees and analyze their sold group business, as well as create customized proposals for their customers.

Consumers and employees are provided medical plan decision support, including demographic and health condition analysis, provider network lookup, financial/out-of-pocket decision modeling, out-of-pocket cost calculator and drug comparison services as described below. In addition to medical products, ancillary and supplemental products (e.g., dental, vision, disability, etc.) are also supported in a single user shopping experience. Once the end-user has made plan selections, electronic enrollment during both annual open enrollment and special enrollment periods is available.

The solution includes integration with third-party benefits administration, consumer-directed health account management (FSA/HSA), call center services and population health and wellness management vendors.

Retiree Group Plan Comparison and Enrollment

Developed for the employer seeking to transition its retirees from its current group coverage to individual Medicare plans, the Retiree Group Plan Comparison application allows for the creation of customized employer websites. The roster of eligible retirees can be pre-populated prior to making the site available for the retiree to select a new coverage plan. Health plans that have been selected by the employer are displayed to the retiree. Our Private Exchange solution not only includes technology, but also a repository of participating health plan and ancillary health plan data and integration connectivity. This repository enables the broker and exchange operator to deploy an offering quickly by avoiding an independent sourcing effort.

Drug Compare

We offer our customers, including PBMs, private exchanges and the federal government’s Medicare.gov website, a member engagement tool for drug pricing comparison called Drug Compare. We believe Drug Compare is the most widely-used and comprehensive drug pricing comparison database. In 2013, Drug Compare was made available to an audience of approximately 100 million people. Using this application, dose equivalent therapeutic alternatives are priced according to the shopper’s or member’s benefit and formulary. Lower cost formulary options are suggested, including direct generics, generic alternatives, brands, over the counter drugs, pill-splitting and alternative dosing schedules. Side-by-side pricing and safety comparisons are provided, as well as alerts regarding potential medication management interactions for a member. Our data network includes the ability to comparison shop across nearly 50,000 retail and mail-order pharmacy locations.

Professional Services and Customer Support

We deliver and support the Connecture platform and solutions utilizing teams of highly qualified business and technical personnel.

Implementation: We provide implementation services to our customers in order to help ensure seamless deployment and effective utilization of our solutions. Our customer implementation teams follow a five-step approach for each implementation:

•	Requirements Identification, including project planning and coordination to establish key milestones, documenting business and technical requirements, establishing a rollout strategy and planning operational and market adoption activities;

•	Configuration and deployment, including configuring our applications to meet identified requirements and defining needs for the specific business rules associated with each market segment and function automated;

•	Integration, including connecting the Connecture platform functionality to a customer’s currently existing systems, such as core administration, membership and billing as well as connecting to public and private exchanges;

•	Testing, including testing of various scenarios and use cases, unique functionality, inbound and outbound feeds, and regression testing; and

•	Training, including train the trainer and internal user sessions to learn how to implement and access our solutions.

Production Support: Once deployed, customers have the option of maintaining various business rules, rates, plans and products on their own utilizing our proprietary tools, or having us maintain the platform on their behalf.

Software Application Maintenance: Product R&D staff provide regular upgrades to the licensed applications, including updates for common regulatory items and new functionality.

Customers

Our customers include many of the nation’s leading commercial and Medicare health plans, public and private exchanges and PBMs.

Sales and Marketing

We sell substantially all of our software solutions through our direct sales organization. Our direct sales team comprises health plan-focused and exchange-focused field sales professionals who are organized primarily by business segment. In our Private Exchange market, we also work closely with our customers to ensure that they are reaching their target audiences (e.g., employer groups) effectively as in some cases our contracts include fees tied to adoption or enrollment volume.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs and strategic relationships. Our marketing programs target insurance and benefits executives, technology professionals and government department leaders. Our principal marketing programs include:

•	use of our website to provide application and company information, as well as learning opportunities for potential customers;

•	business development representatives who respond to incoming leads and convert them into new sales opportunities;

•	participation in, and sponsorship of, user conferences, executive events, trade shows and industry events, including our user conferences;

•	integrated marketing campaigns, including direct email, blogs, podcasts and webinars; and

•	public relations, analyst relations and social media initiatives.

Competition

While we do not believe any single competitor provides an offering as comprehensive as our platform, we face competition from various sources, many of which have greater resources than we have.

Our competition includes:

•	insurance health plans and national brokers that have invested in internally developed customer acquisition and retention solutions;

•	various niche software vendors;

•	systems integrators and large consulting firms;

•	third party administrators and call centers that may look to add technology capabilities; and

•	general enterprise resource planning or CRM software vendors.

We believe that competition for our software and services is based primarily on the following factors:

•	user experience and personalization;

•	breadth and depth of application functionality;

•	domain expertise in health insurance, benefits and healthcare consumerism, as well as in commercial and government sectors;

•	capability for customization through configuration, integration, security, scalability and reliability of applications;

•	size and variety of customer base;

•	extensive health plan and API data network;

•	cloud-based and on-premise delivery model options;

•	ability to integrate with legacy enterprise infrastructures and third-party applications such as CRM; and

•	ability to rapidly innovate and respond to customer needs and regulatory requirements.

We believe that we compete effectively based upon these criteria. Nonetheless, the increasing acceptance of automated solutions in the health insurance marketplace and the adoption of more sophisticated technology and legislative reform will result in increased competition.

Within the business segments that we serve, examples of our competitive positions include:

•	Enterprise/Commercial:

We do not believe that any single or small number of competitors is dominant in this segment, although we believe that we are a leader in this space. We have had historic strength in the individual consumer and small group markets, as well as most recently, the health plan private exchange market. As we look to grow our position in the larger group market, we may face increased competition from more established firms based in either the enrollment management or core heath plan administration sectors.

•	Enterprise/State:

We do not believe that any single or small number of competitors is dominant in this segment. We have strong capabilities in serving shopping, recommendation and enrollment needs of the individual consumer and small group employee markets, which are the focus of the state exchange business. Our competitors include niche software vendors that address a specific functional need of a state’s overall exchange solution requirements, call center vendors that leverage internally developed software to also provide an internet portal and systems integrators and large consulting firms, which have long-standing relationships with state governments delivering customized solutions, primarily within the Medicaid market.

•	Medicare:

We believe that we are a leading technology solution vendor in this segment. This position is reflected in our role as the shopping technology for Medicare.gov, as well as the number of Medicare health plans we support, which include over 40 health plans. We do not believe any of our competitors serve as many customers as we serve. Additionally, we believe that we currently have a strong competitive position relative to other Medicare shopping and enrollment solutions, although some large health plans may possess the capability to develop their own solution that would compete with us, rather than procuring a solution externally.

•	Private Exchange:

We believe this segment is relatively immature and the competitive environment is still evolving. As such, no competitor, or small group of competitors is dominant in the segment. A range of technology, benefits administration and call center vendors support private exchanges to varying degrees and these vendors differ as to the scope of software and services provided. We believe that our technology capabilities are robust and that our history of working with health plans in single and multi-plan solutions provide us an advantage, as well as our experience in the retiree exchange business. In addition, our flexible and scalable technology allows us to meet the unique needs of customers ranging from large national brokers to smaller regional customers.

Technology Infrastructure and Operations

As a software vendor, we have primarily deployed our solutions using hosted and software-as-a-service, or SaaS, models. Our customers typically access our software via the web or mobile devices, rather than by installing software on their premises. Through both our single-tenant and multi-tenant platforms, our customers have options as to the configuration that best meets their needs. The multi-tenant approach provides significant operating leverage and improved efficiency as it helps us to reduce our fixed cost base and minimize unused capacity on our hardware. In addition, we believe our software architecture gives us an advantage over vendors of legacy systems, who may be using a less flexible architecture that would require significant time and expense to update. Our enterprise customers utilize a single-tenant software application which allows improved configurability and support for a variety of unique integrations.

We host our applications and serve our hosted customers from two data centers in separate locations. We rely on third-party vendors to operate these data centers, which are designed to host mission-critical computer systems and have industry-standard measures in place to minimize service interruptions. Our technical operations staff manages the technology stacks supporting our platforms and uses automated monitoring tools throughout our system to detect unusual events or malfunctions that could interfere with our customers’ use of the Connecture solutions. We monitor application health by verifying that the applications, interfaces and supporting middleware are operational. If our monitoring tools detect a problem, they notify our technical operations staff, who respond immediately to diagnose and resolve the problem. We take the security of our data and our systems very seriously, and we focus on minimizing the risk of vulnerabilities in our system at the levels of software design and system and network administration.

Compliance and Certifications

We voluntarily obtain third-party security examinations relating to security and data privacy. We contract with a qualified security assessor to conduct our annual ISO 27002. In addition, on an annual basis, we have a qualified security assessor complete an audit of compliance against the Payment Card Industry Data Security Standards, or PCI-DSS, applicable to Level 2 service providers. These standards focus on application and network security controls for companies that process, transmit or store credit card data on behalf of customers. We anticipate being in a position to meet PCI compliance requirements as a Level 2 service provider by the end of 2014 and typically submit our Service Assessment Questionnaire Part D Attestation of Compliance documenting this assessment to the four major credit card brands annually. We also meet the requirements for a Business Associate as required by the Health Insurance Portability and Accountability Act, or HIPAA. We have performed a self-assessment against the security controls contained in the Health Information Trust Alliance Common Security Framework, or HITRUST CSF. In addition, we have completed our MARS-e, or Minimum Acceptable Risk Standards for Exchanges, assessment in preparation for CMS review and with respect to integration with the Federally Facilitated Marketplace, or FFM, /healthcare.gov.

Intellectual Property

We rely on a combination of trade secret, copyright and trademark laws, license agreements, confidentiality procedures, confidentiality and nondisclosure agreements and technical measures to protect the intellectual property used in our business. We generally enter into confidentiality and nondisclosure agreements with our employees, consultants, vendors and customers. We also seek to control access to and distribution of our software, documentation and other proprietary information.

We use several registered trademarks for our products and services, such as “Connecture,” “DRX,” “DestinationRX” and “InsureAdvantage,” which are registered marks of Connecture in the United States. Through claimed common law trademark protection, we also protect other marks which identify our services, such as RxHealth, and we have reserved numerous domain names, including “connecture.com.”

We also rely on certain intellectual property rights that we license from third parties.

Government Regulation

The healthcare and health insurance industries are highly regulated and entities are required to comply with extensive and complex United States laws and regulations at the federal and state levels. Although many regulatory and governmental requirements do not directly apply to our business, our customers are required to comply with a variety of United States laws, and we may be impacted by these laws as a result of our contractual obligations. We have attempted to structure our operations to comply with applicable legal requirements, but there can be no assurance that our operations will not be challenged or impacted by enforcement initiatives.

Requirements of PPACA

In March 2010, the President signed into law the Patient Protection and Affordable Care Act, or PPACA. As enacted, PPACA will change how healthcare services are covered, delivered and reimbursed through expanded coverage of uninsured individuals, reduced Medicare program spending and insurance market reforms.

Although numerous lawsuits challenged the constitutionality of PPACA, the United States Supreme Court on June 28, 2012, upheld the constitutionality of PPACA except for provisions that would have allowed HHS to penalize states that did not implement the Medicaid expansion with the loss of existing federal Medicaid funding. Consequently, a number of states opted out of the Medicaid expansion. Since that time, several states that initially opted out of the Medicaid expansion changed their positions and expanded Medicaid coverage.

On November 7, 2014, the Supreme Court agreed to hear a lawsuit challenging the legality of an IRS regulation that allows eligible individuals in all states to receive subsidies for health insurance under the PPACA, even in states that have not established their own health exchanges. We are unable to predict the outcome of that challenge.

While many of the provisions of PPACA will not be directly applicable to us, PPACA, as enacted, might affect the business of many of our customers. Health plans and large employers might experience changes in the numbers of individuals they insure as a result of Medicaid expansion and the creation of state and national exchanges. Although we are unable to predict with any reasonable certainty or otherwise quantify the likely impact of PPACA on our business model, financial condition or results of operations, changes in the business of our customers and the number of individuals they insure may negatively impact our business.

Requirements Regarding the Confidentiality, Privacy and Security of Personal Information

HIPAA and Other Privacy and Security Requirements. There are numerous federal and state laws and regulations related to the privacy and security of personal health information. In particular, regulations promulgated pursuant to HIPAA established privacy and security standards that limit the use and disclosure of individually identifiable health information and require the implementation of administrative, physical and technological safeguards to ensure the confidentiality, integrity and availability of individually identifiable health information in electronic form. Health plans, healthcare clearinghouses and most providers are considered by the HIPAA regulations to be “Covered Entities.” With respect to our operations, we are a Business Associate of our health plan customers and we are directly subject to the privacy and security regulations established under HIPAA. We enter into written Business Associate Agreements with our health plan customers, under which we are required to safeguard individually identifiable health information and comply with restrictions how we may use and disclose such information. Effective February 2010, the American Recovery and Reinvestment Act of 2009, or ARRA, and effective March 2013, the HIPAA Omnibus Final Rules extended the direct application of certain provisions of the Privacy Standards and Security Standards to us when we are functioning as a Business Associate of our health plan customers. ARRA and the HIPAA Omnibus Final Rule also subject Business Associates to direct oversight and audit by the HHS.

Violations of the Privacy Standards and Security Standards might result in civil and criminal penalties, and ARRA increased the penalties for HIPAA violations and strengthened the enforcement provisions of HIPAA. For example, ARRA authorizes state attorneys general to bring civil actions seeking either injunctions or damages in response to violations of Privacy Standards and Security Standards that threaten the privacy of state residents. Additionally, some health plans interpret HIPAA requirements differently than we do, and as our customers are the Covered Entity under HIPAA we may be required to comply with their interpretations.

We might not be able to adequately address the business risks created by HIPAA implementation. Furthermore, we are unable to predict what changes to HIPAA or other laws or regulations might be made in the future or how those changes could affect our business or the costs of compliance.

In addition to the Privacy Standards and Security Standards, most states have enacted patient confidentiality laws that protect against the disclosure of confidential medical and/or health information, and many states have adopted or are considering further legislation in this area, including privacy safeguards, security standards and data security breach notification requirements. Such state laws, if more stringent than HIPAA requirements, are not preempted by the federal requirements and we are required to comply with them. Additionally, other laws or standards may apply to our operations, including requirements related to handling certain financial information, federal tax information, or FTI, and payment card association operating rules with respect to credit card data.

Failure by us to comply with any state standards regarding patient privacy may subject us to penalties, including civil monetary penalties and, in some circumstances, criminal penalties. Such failure may injure our reputation and adversely affect our ability to retain customers and attract new customers.

Medicare and Medicaid Regulatory Requirements

We have contracts with insurance health plans who offer Medicare Managed Care (also known as Medicare Advantage or Medicare Part C) and Medicaid managed care plans. We also have contracts with insurance health plans who offer Medicare prescription drug benefits (also known as Medicare Part D) plans. The activities of the Medicare plans are regulated by CMS, and Medicaid is regulated at both the state and federal level. Though our health plan customers remain responsible to comply with CMS and other regulatory requirements, we operate as a First Tier, Downstream & Related Entity, or FDR, in support of our Medicare customers. Some of the activities that we might perform, such as the enrollment of beneficiaries, may be subject to CMS and/or state regulation, and such regulations may force us to change the way we do business or otherwise restrict our ability to provide services to such plans. Moreover, the regulatory environment with respect to these programs has become, and will likely continue to become, increasingly complex.

Financial Services-Related Laws and Rules

Financial services and electronic payment processing services are subject to numerous laws, regulations and industry standards, some of which might impact our operations and subject us, our vendors and our customers to liability as a result of the solutions we offer. In addition, our solutions might be impacted by payment card association operating rules, certification requirements and rules governing electronic funds transfers. If we fail to comply with applicable payment processing rules or requirements, we might be subject to fines and changes in transaction fees and may lose our ability to process credit and debit card transactions or facilitate other types of billing and payment solutions. Moreover, payment transactions processed using the Automated Clearing House Network, or ACH, are subject to network operating rules promulgated by the National Automated Clearing House Association and to various federal laws regarding such operations, including laws pertaining to electronic funds transfers, and these rules and laws might impact our billing and payment solutions.

Insurance Broker Laws

Insurance laws in the United States are often complex, and states have broad authority to adopt regulations regarding brokerage activities. These regulations typically include the licensing of insurance brokers and agents and govern the handling and investment of customer funds held in a fiduciary capacity. We and our broker/agency customers may be subject to some of these regulations, and may not be able to fully comply.

ERISA and Third-Party Administrator Laws

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, regulates how employee benefits are provided to or through certain types of employer-sponsored health benefits plans. ERISA is a set of laws and regulations that is subject to periodic interpretation by the United States Department of Labor as well as the federal courts. We believe that our current operations do not render us subject to ERISA fiduciary obligations, and therefore any such compliance does not currently have a material adverse effect on our operations. However, there can be no assurance that continuing ERISA compliance efforts or any future changes to ERISA will not have a material adverse effect on us.

Numerous states in which we do business have adopted regulations governing entities engaged in third-party administrator, or TPA, activities. TPA regulations typically impose requirements regarding enrollment into benefits plans, claims processing and payments and the handling of customer funds. Although we do not believe we are currently acting as a TPA, changes in state regulations could result in us being obligated to comply with such regulations, which might require us to obtain licenses to provide TPA services in such states.

Legal Proceedings

From time to time, we have become involved in legal or regulatory proceedings arising in the ordinary course of our business. We are not currently a party to any material litigation or regulatory proceeding and we are not aware of any pending or threatened litigation or regulatory proceeding against us that could have a material adverse effect on our business, operating results, financial condition or cash flows.

Employees

As of October 31, 2014, we had 419 employees, all of whom are based in the United States. We consider our current relationship with our employees to be good. None of our employees is represented by a labor union or is a party to a collective bargaining agreement.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position
Robert Douglas Schneider	58	Chief Executive Officer, President and Director
James P. Purko	41	Chief Financial Officer and Secretary
David A. Sockel	50	Chief Revenue Officer
Michael Y. Cho	51	Chief Innovation Officer, New Markets
Mark E. Granville	59	Senior Vice President and General Manager, InsureAdvantage
Lea DeVillers	46	General Counsel
A. John Ansay(2)	58	Director
Vickie L. Capps(2)	53	Director
Adam B. Dolder(1)(3)	41	Director
David A. Jones, Jr.(3)	56	Director and Chairman of the Board
Paul Kusserow(1)(3)	53	Director
Alan J. Ying(1)(2)	42	Director

(1)	Member of Compensation Committee
(2)	Member of Audit Committee
(3)	Member of Nominating and Corporate Governance Committee

Robert Douglas Schneider has served as our Chief Executive Officer and President since January 2012. Prior to joining us, Mr. Schneider served in various positions with the healthcare information technology business of Thomson Reuters Corporation (now Truven Health Analytics) from 1995 to 2000 and from 2001 to 2011. From 2007 to 2011 at Thomson Reuters, he served as Executive Vice President for Innovation and Products, where he was responsible for product management, healthcare analytics and new market innovation. Mr. Schneider holds a B.S. in systems analysis from Miami University (Ohio) and an MBA from the Stanford Graduate School of Business. Mr. Schneider’s extensive leadership experience with healthcare information technology companies and in the healthcare industry, along with his perspective as our Chief Executive Officer, makes him a crucial member of our board of directors.

James P. Purko has served as our Chief Financial Officer and Secretary since February 2011. Previously, he served in various positions at HK Systems, Inc., a provider of automated material handling and logistics solutions now known as Dematic Corp. following its 2010 acquisition by the Dematic Group, from 2002 to 2011, most recently as Vice President and Chief Financial Officer from 2008 to 2010, where he held executive responsibility for the Finance and IT functions of the Company. Prior to joining HK Systems, Mr. Purko worked as an auditor and audit manager for Arthur Andersen LLP from 1995 to 2002. Mr. Purko holds a B.B.A. in accounting from the University of Wisconsin—Madison and an MBA from the University of Chicago Booth School of Business. He is a certified public accountant and a member of the American Institute of Certified Public Accountants.

David A. Sockel has served as our Chief Revenue Officer since May 2011. Prior to becoming our Chief Revenue Officer, Mr. Sockel served as the chief executive officer of HealthPlan CRM, a provider of healthcare member acquisition and marketing solutions, from September 2010 to April 2011. Prior to that time, Mr. Sockel served in various positions with us from 1999 to 2010, including as a Senior Vice President for Corporate and Sales Development from July 2009 to August 2010 and a Vice President of Operations and Business Development from 1999 to 2009. Mr. Sockel holds a B.S. in business administration and marketing from the University of Illinois Champaign-Urbana, an M.A. in public policy from the University of Chicago and an MBA from the University of Chicago Booth School of Business.

Michael Y. Cho has served as our Chief Innovation Officer, New Markets since January 2013. Mr. Cho was the founder, president and chief executive officer of DRX from 2001 until December 2010 and its chief strategist from January 2011 until we acquired it in January 2013. Mr. Cho holds a BA from Columbia University and an MBA from the Anderson Graduate School of Management at the University of California, Los Angeles.

Mark E. Granville has served as our Senior Vice President and General Manager, InsureAdvantage since October 2012. Previously, Mr. Granville worked for the healthcare business of Thomson Reuters (now Truven Health Analytics Inc.), a provider of healthcare data, analytics and advisory services, where he served as Senior Vice President, Analytic Consulting, from January 2012 to October 2012 and as Senior Vice President, Client Experience from August 2009 to December 2012. He holds a B.B.A. in management information systems from Bowling Green State University and an MBA from the University of Wyoming—Casper.

Lea DeVillers has served as our General Counsel since June 2013. Previously, she was Corporate Counsel for us from December 2010 to June 2013. Prior to joining Connecture, she was in-house counsel for Blue Cross Blue Shield of Minnesota, a health insurance company, from 1996 to 2002, where she provided legal advice to the government programs business unit on a variety of transactional, regulatory compliance, and policy and legislative affairs matters. Ms. DeVillers was not employed from 2002 to 2010 when she was devoting her full time to family matters. Ms. DeVillers holds a B.A. from the University of Wisconsin—Milwaukee and a J.D. from the University of Virginia School of Law.

Board of Directors

A. John Ansay has been a member of our board of directors since August 2014. Mr. Ansay is the co-founder of Equian, LLC (formerly Health Systems International, Inc.), a payment integrity service and technology provider to the commercial health and workers’ compensation markets that he co-founded in 2001. He has also served as a Principal for Ansay & Associates, LLC, an independent insurance agency, since 1980. He currently serves on the board of directors of Equian, Ansay & Associates and The Retirement Advantage, a third-party administrator for retirement plans. Mr. Ansay holds a B.S. in business from Marquette University. He also holds Certified Insurance Counselor (CIC) and Certified Public Accountant (CPA) designations. We believe that Mr. Ansay’s diverse experience in the healthcare industry and insurance industries makes him a valuable member of our board of directors.

Vickie L. Capps has been a member of our board of directors since August 2014. Ms. Capps was the Chief Financial Officer of DJO Global, Inc., a medical device company, from 2002 to 2013. Prior to joining DJO Global, Inc., Ms. Capps served as the chief financial officer of several other public and private companies and as a senior audit and accounting professional at Ernst & Young LLP. Ms. Capps has served as a member of the board of directors of Otonomy, Inc., a clinical-stage biopharmaceutical company, since March 2014 and is the chair of its audit committee. In addition, Ms. Capps is a member of the Senior Advisory Board of Consonance Capital Partners, a healthcare investment firm, and is a member of the board of directors of RF Surgical Systems, Inc., and the chair of its audit committee and is a member of the board of directors of Eagle Rx, Inc., a provider of pharmacy services to the hospice industry. From 2007 to July 2010, Ms. Capps served as a member of the board of directors of SenoRx, Inc., a medical device company, prior to its acquisition by C. R. Bard, Inc. in July 2010. Ms. Capps is a California Certified Public Accountant and was recognized as CFO of the Year by the San Diego Business Journal in 2009 and 2010. Ms. Capps holds a Bachelor’s degree in Business Administration/Accounting from San Diego State University. We believe that Ms. Capps’ strong skill set consisting of corporate finance, accounting, operations, investor relations, capital markets and strategic business development, along with her experience in the healthcare industry, makes her a valuable member of our board of directors.

Adam B. Dolder has served as a member of our board of directors since August 2012. Mr. Dolder is a Managing Director, Head of Private Equity and a member of the Investment Committee at Great Point Partners, LLC, which he joined in 2006. Mr. Dolder currently serves on the boards of Aris Radiology, American Surgical Holdings, BNN Holdings Corp., PCF Opco Holdings, PPT Holdings Corp, Citra Health Solutions (FKA Orange Health Solutions) and Softbox Systems. Mr. Dolder holds a B.S. from Wake Forest University and an MBA from Harvard Business School. We believe Mr. Dolder’s diverse experience in the healthcare industry and his background in private equity and managing his firm’s investments make him a valuable member of our board of directors.

David A. Jones, Jr. has been a member of our board of directors since 2004 and Chairman of the Board since 2011. Mr. Jones is the Chairman of Chrysalis Ventures, LLC, a venture capital firm which he founded in 1993. Mr. Jones has served on the board of directors of Humana Inc., a leading health and well-being company, since 1993 and served as chairman of the board from 2005 through 2010. In addition, Mr. Jones currently serves on the boards of HCCA HoldCo, LLC and MyHealthDIRECT, Inc. Mr. Jones also serves on the boards of the Jefferson County (Kentucky) Board of Education and the Humana Foundation and is a member of the Health Executives Network. Mr. Jones has a B.A. from Yale University and a J.D. from Yale University Law School. We believe Mr. Jones’ diverse experience in the healthcare industry and his knowledge of emerging technologies and business models through his experience as a successful venture capital investor make him a valuable member and Chairman of our board of directors.

Paul Kusserow has been a member of our board of directors since October 2014. Since June 2014, Mr. Kusserow has served as the Vice Chairman and President, Development of Alignment Healthcare, Inc., an integrated clinical care company. Prior to joining Alignment Healthcare, Mr. Kusserow was Senior Vice President and Chief Strategy, Innovations and Corporate Development Officer of Humana Inc., a leading health and well-being company, from January 2008 through July 2013 and remained with the company through December 2013. Mr. Kusserow currently serves on the board of directors of New Century Health, Inc. and AxelaCare Health Solutions, LLC. Mr. Kusserow previously served as the chairman of the board of directors of Availity Inc. and Healthsense, Inc. Mr. Kusserow holds a B.A. from Wesleyan University and an M.A. in English from Oxford University. We believe Mr. Kusserow’s extensive experience in the healthcare industry make him a valuable member of our board of directors.

Alan J. Ying has been a member of our board of directors since June 2012. Dr. Ying is a founder and Managing Director of Polus Capital, a venture capital firm, which he founded in October 2013. Previously, he was a Venture Partner at Chrysalis Ventures, LLC from May 2010 to October 2013, the Managing Member of Asterism Capital Management, an investment advisory firm, from September 2009 to August 2012 and the Chief Medical Officer for the healthcare business of Thompson Reuters from 2006 to 2008. Dr. Ying is also the Non-Executive Chairman of KLAS Enterprises, a healthcare analytics provider and was a visiting scholar at Duke University’s Fuqua School of Business from 2008 to 2012. Dr. Ying trained in general surgery at Duke University and received an M.D. from The Ohio State University and a B.A. in Philosophy from Rice University. We believe Dr. Ying’s diverse experience in the healthcare industry makes him a valuable member of our board of directors.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

In addition to the information presented above regarding each director’s specific experience, qualifications, attributes and skills, we also believe that all of our directors have demonstrated business acumen, ethical integrity and an ability to exercise sound judgment, as well as a commitment of service to us and our board of directors.

Board Composition and Structure

Our board of directors currently consists of seven members.

In accordance with our amended and restated certificate of incorporation and our amended and restated bylaws, each to be effective immediately prior to the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The authorized number of directors may be changed by resolution of the board of directors. Vacancies on our board of directors can be filled by a majority vote of the board of directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Mr. Jones and Mr. Dolder are the Class I directors, and their terms will expire in 2015. Mr. Ansay and Dr. Ying are the Class II directors, and their terms will expire in 2016. Mr. Schneider, Mr. Kusserow and Ms. Capps are the Class III directors, and their terms will expire in 2017.

Mr. Dolder has informed us that he intends to resign from our board of directors prior to the first anniversary of the closing of our initial public offering.

Director Independence

In August 2014, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that A. John Ansay, Vickie L. Capps, Adam Dolder, David A. Jones and Alan J. Ying are “independent directors” as defined under the rules of the NASDAQ Global Market and Securities and Exchange Commission, or SEC, rules and regulations. In October 2014, our board of directors undertook a similar review and additionally determined that Mr. Kusserow is also an “independent director” as defined under the rules of the NASDAQ Global Market and SEC rules and regulations.

During its independence review, our board of directors considered that Mr. Ansay is an officer, part-owner and board member of Ansay & Associates, LLC, an independent insurance agency that in June 2014 entered into an agreement with us pursuant to which Ansay & Associates will license certain of our products in the ordinary course of business. Our board of directors determined that this relationship does not impair Mr. Ansay’s independence or result in a material relationship with us that could compromise Mr. Ansay’s ability to exercise independent judgment in carrying out his responsibilities because the agreement was entered into in the ordinary course of business for both Ansay & Associates and us, and the fees we are to receive under the agreement do not otherwise require disclosure pursuant to Item 404(a) of Regulation S-K or otherwise impair Mr. Ansay’s independence under the rules of the NASDAQ Global Market.

Selection Arrangements

Each member of our board of directors was elected according to the provisions of our current voting agreement, which entitles certain holders of our capital stock to elect directors. This right and the voting agreement will terminate upon the completion of this offering, and there will be no further obligation to which we are a party regarding the election of our directors.

Risk Management

Our risk management function is overseen by our board of directors. Upon the completion of this offering, through our management reports, our internal risk management committee and company policies, such as our corporate governance guidelines, our code of business conduct and ethics and our audit committee’s and compensation committee’s review of financial and other risks, we expect to keep our board of directors apprised of material risks and provide our directors access to all information necessary for them to understand and evaluate how these risks interrelate, how they affect us and how our management addresses those risks. Upon the completion of this offering, we expect Mr. Schneider, as our Chief Executive Officer, to work with our independent directors and with management once material risks are identified by the board of directors or management to address such risk. If the identified risk poses an actual or potential conflict with management, our independent directors conduct an assessment by themselves.

Committees of Our Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, which have the composition and responsibilities described below.

Audit Committee

Our audit committee is responsible for, among other things:

•	appointing, compensating, retaining and overseeing our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	reviewing, with our independent auditors, all critical accounting policies and procedures;

•	reviewing with management the adequacy and effectiveness of our internal control structure and procedures for financial reports;

•	reviewing and discussing with management and the independent auditor our annual audited financial statements and any certification, report, opinion or review rendered by the independent auditor;

•	reviewing and investigating conduct alleged to be in violation of our code of conduct and establishing procedures for our receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	preparing the audit committee report required in our annual proxy statement;

•	reviewing the appointment, organization, budget, staffing and charter of the internal audit function, and the annual internal audit plan, and reviewing with management any reports of the internal audit function; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Upon the completion of this offering, our audit committee will be composed of Mr. Ansay, Ms. Capps and Dr. Ying. Ms. Capps has been appointed to serve as the chairperson of our audit committee. Our board of directors has determined that each of Mr. Ansay, Ms. Capps and Dr. Ying is independent under the applicable requirements of the NASDAQ Global Market and SEC rules and regulations. Our board of directors has determined that each of Mr. Ansay, Ms. Capps and Dr. Ying meet the requirements for financial literacy and sophistication under the applicable requirements of the NASDAQ Global Market and SEC rules and regulations, and that Ms. Capps qualifies as an “audit committee financial expert,” under the applicable requirements of the NASDAQ Global Market and SEC rules and regulations. Upon the completion of this offering, the composition of our audit committee will comply with all applicable requirements of the SEC and the listing requirements of the NASDAQ Global Market and all of our audit committee members will be independent directors.

Our board of directors has adopted an audit committee charter to be effective upon the completion of this offering. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, will comply with the applicable requirements of the NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	reviewing and approving salaries, bonuses, incentive compensation, equity awards benefits and perquisites of our Chief Executive Officer and our other executive officers;

•	recommending the establishment and terms of our incentive compensation plans and equity compensation plans, and administering such plans;

•	recommending compensation programs for directors;

•	preparing disclosures regarding executive compensation and any related reports required by the rules of the SEC;

•	making and approving grants of options and other equity awards to all executive officers, directors and all other eligible individuals; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Our compensation committee is currently composed of Mr. Dolder, Mr. Kusserow and Dr. Ying, each of whom is a non-employee member of our board of directors. Dr. Ying has been appointed to serve as the chairperson of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the applicable requirements of the NASDAQ Global Market and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Our board of directors has adopted a compensation committee charter. We believe that the composition of our compensation committee and our compensation committee’s charter and functioning, will comply with the applicable requirements of and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is responsible for, among other things:

•	assisting our board of directors in identifying qualified director nominees and recommending nominees for each annual meeting of stockholders;

•	developing, recommending and reviewing corporate governance principles and a code of conduct applicable to us;

•	assisting our board of directors in its evaluation of its performance and the performance of each of its committees; and

•	reviewing and evaluating, at least annually, its own performance and the adequacy of the committee charter.

Upon the completion of this offering, our nominating and corporate governance committee will be composed of Mr. Dolder, Mr. Kusserow and Mr. Jones. Mr. Jones is the chairperson of our nominating and corporate governance committee. Our board of directors has determined that each of these individuals is independent under the applicable requirements of the NASDAQ Global Market and SEC rules and regulations.

Our board of directors has adopted a nominating and corporate governance committee charter. We believe that the composition of our nominating and corporate governance committee, and our nominating and corporate governance committee’s charter and functioning, will comply with the applicable requirements of the NASDAQ Global Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

Following the completion of this offering, the full text of our audit committee, compensation committee and nominating and corporate governance committee charters will be posted on the investor relations portion of our website at http://www.connecture.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct. The code applies to all of our employees and officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), directors and consultants. Following the completion of this offering, the full text of our code of conduct will be posted on the investor relations portion of our website at http://www.connecture.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

Director Compensation

Historically, we have not paid any cash compensation to our directors for their services as directors or as members of committees of our board of directors. We do, however, reimburse our directors for expenses associated with attending meetings of our board of directors and meetings of committees of our board of directors. In 2014, we have granted stock options to Alan J. Ying, who is a member of our board of directors and formerly affiliated with Chrysalis Ventures. In connection with the offering, we have adopted a policy pursuant to which our non-employee directors are entitled to receive an annual cash fee of $44,000 and following the completion of this offering, will be entitled to receive an annual equity award of $66,000 in restricted stock. The number of shares subject to these options will be determined by dividing $66,000 by the closing price of our common stock on the date of grant, and these options will vest monthly over 12 months beginning one month following the date of grant. The audit committee chairperson will receive an annual fee of $12,000. The compensation committee chairperson will receive an annual fee of $10,000. The nominating and corporate governance committee chairperson will receive an annual fee of $10,000. Members of our board of directors will continue to be reimbursed for travel and other out-of-pocket expenses in connection with attending meetings.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table presents compensation information for fiscal 2013 paid to or accrued for our principal executive officer and our two other most highly compensated persons serving as executive officers as of December 31, 2013. We refer to these executive officers as our “named executive officers.”

Name and Principal Position	Salary	Bonus(1)	All Other Compensation(2)	Total
Robert Douglas Schneider	$300,112	$138,750	$—	$438,862
President and Chief Executive Officer
David A. Sockel	225,000	208,125	1,487	434,612
Chief Revenue Officer
Mark E. Granville	225,006	104,063	2,363	331,432
Senior Vice President and General Manager, InsureAdvantage

(1)	Amounts represent discretionary annual bonus payouts determined by the Compensation Committee. The bonuses were not paid pursuant to a formal bonus plan and no quantitative targets have been established by the Compensation Committee in connection with the payment of bonuses. All bonus payments are entirely at the discretion of the Compensation Committee based on a comprehensive assessment of the individual’s performance.
(2)	Consists solely of 401(k) matching contributions.

Outstanding Equity Awards as of December 31, 2013

The following table sets forth information regarding outstanding option awards held by our named executive officers as of December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable(1)		Number of Securities Underlying Unexercised Options Unexercisable(1)		Option Exercise Price	Option Expiration Date
Robert Douglas Schneider	211,212	(2)	71,430	(2)	$1.716	12/31/2021
	380,596	(3)	126,866	(3)	1.866	10/26/2022
David A. Sockel	38,848	(4)	116,562	(4)	1.866	10/26/2022
Mark E. Granville	38,848	(4)	116,562	(4)	1.866	10/26/2022

(1)	Shares of common stock.
(2)	This option grant vested as to 1/4 of the total option grant on December 31, 2011, the date of grant, as to 1/4 of the total option grant on December 31, 2012 and as to 1/4 of the total option grant on December 31, 2013 and vests as to the remaining shares on December 31, 2014. In January 2014, Mr. Schneider agreed to amend this option grant to reduce the total number of underlying shares by 52,036. As a result, on December 31, 2014, this option grant will vest as to 58,420 shares.
(3)	This option grant vested as to 1/4 of the total option grant on October 26, 2012, the date of grant, as to 1/4 of the total option grant on December 31, 2012, as to 1/4 of the total option grant on December 31, 2013 and vests as to the remaining 1/4 of the total option grant on December 31, 2014.
(4)	This option grant vested as to 38,848 shares on August 3, 2013, as to 38,848 shares on August 3, 2014 and vests as to 38,862 shares on August 3, 2015 and to the remaining 38,852 shares upon a Series B Investor Return Event, as defined below in the section titled “Executive Compensation—Benefit Plans—2010 Stock Plan.”

Agreements with Named Executive Officers

Each of our named executive officers is subject to certain obligations relating to non-competition, non-solicitation, proprietary information and assignment of inventions. Pursuant to these obligations, each named executive officer has agreed (i) not to solicit our employees or customers during employment and for a period of 12 months after the termination of employment, (ii) not to compete with us or assist any other person to compete with us during employment and a period of 12 months after the termination of employment and (iii) to protect our confidential and proprietary information and to assign to us intellectual property developed during the course of employment.

Employment Agreements

The following is a summary of the employment agreements with our named executive officers as currently in effect.

Robert Douglas Schneider is party to an employment agreement with us effective December 31, 2011. This employment agreement has no specific term and constitutes at-will employment. Mr. Schneider’s current annual base salary is $300,000. Mr. Schneider is also eligible to receive benefits that are substantially similar to those of our other employees. Under his employment agreement, Mr. Schneider is eligible to receive an annual bonus with a target payment of 50% of his then current annual base salary. Payment of any bonus to Mr. Schneider is subject to the sole and absolute discretion of the Compensation Committee. If the Company completes this offering prior to December 31, 2014, then as of January 1, 2015, Mr. Schneider’s annual base salary will be increased to $400,000, and Mr. Schneider will be eligible to receive an annual bonus of up to 125% of his then current annual base salary.

Additionally, Mr. Schneider is party to a transaction bonus agreement with us effective October 26, 2012. Pursuant to this agreement, we are obligated to pay a transaction bonus to Mr. Schneider in the amount of $76,199, payable in a single lump sum within ten business days after the closing date of the first “transaction” occurring after the date of the agreement. For purposes of this agreement, a “transaction” is generally defined as (i) the disposition of all or substantially all of our assets or (ii) a change of control. An initial public offering of our common stock does not constitute a change of control for purposes of this agreement.

Each of Mr. Schneider, Mr. Granville and Mr. Sockel is party to a bonus agreement with us effective December 31, 2013. Pursuant to these agreements, we are obligated to pay each of our named executive officers a bonus upon the earliest to occur of the following events: (i) an initial public offering, (ii) a change in control, (iii) the closing of an equity financing in which we receive gross proceeds of at least $20,000,000 or (iv) October 1, 2014. The amount of the bonus will depend on which event triggers the right to payment subject to the discretion of the compensation committee. Mr. Schneider’s agreement provides that he will be entitled to a bonus of $1.3 million if an initial public offering is the triggering event and a bonus of $1.0 million if the bonus is triggered by the remaining events. The agreements for Mr. Granville and Mr. Sockel provide that each officer will be entitled to a bonus of $300,000 if an initial public offering is the triggering event and a bonus of $250,000 if the bonus is triggered by the remaining events. As of October 1, 2014, Mr. Schneider earned a bonus payment of $1.0 million and Messrs. Granville and Sockel earned bonus payments of $250,000 pursuant to the terms of their agreements.

In addition, each of Mr. Schneider, Mr. Granville and Mr. Sockel is also party to a separation pay agreement with us. Pursuant to Mr. Schneider’s agreement, in the event Mr. Schneider is terminated without cause or if Mr. Schneider voluntarily terminates his employment with us for good reason, we are obligated to pay him (i) an amount equal to 100% of his then current annual base salary, to be paid out in monthly installments over a period of twelve months and (ii) the premium for Mr. Schneider and his dependents’ group health care continuation coverage for twelve months. Pursuant to Mr. Granville’s agreement, in the event that Mr. Granville is terminated without cause, we are obligated to pay him (i) an amount equal to 25% of his then current annual base salary, to be paid out in equal monthly installments over a period of three months and (ii) the premium for Mr. Granville and his dependents’ group health care continuation coverage for three months. Pursuant to Mr. Sockel’s agreement, in the event that Mr. Sockel is terminated without cause, we are obligated to pay him (i) an amount equal to 50% of his then current annual base salary, to be paid out in equal monthly installments over a period of six months; (ii) the premium for Mr. Sockel and his dependents’ group health care continuation coverage for six months; and (iii) a lump sum payment for Mr. Sockel’s accrued but unused vacation as of the date of his termination. Each of the severance benefits described above is contingent on named executive officers (i) executing a separation and release agreement; (ii) continuing compliance with certain restrictive covenants set forth in their employment agreements or separation pay agreements and (iii) cooperating with us as reasonably necessary during the separation pay period (as defined in each separation pay agreement). For purposes of these separation pay agreements, “without cause” is defined as any termination for reasons other than (i) death; (ii) disability; (iii) mutual agreement; or (iv) cause. “Cause” is defined as (i) willful insubordination; (ii) any act or omissions which is, or is likely to be, intentionally injurious to the Company or the business reputation of the Company; (iii) willful misconduct, dishonesty, fraud or malfeasance that results in injury to the Company; or (iv) arrest, indictment for, conviction or the entry of a plea of guilty or no contest to a felony or crime involving moral turpitude. For purposes of Mr. Schneider’s agreement, “good reason” is defined as Mr. Schneider’s resignation: (i) if we, without his written consent, (a) materially reduce Mr. Schneider’s then current authority, duties or responsibilities; (b) materially reduce Mr. Schneider’s then current base salary, unless substantially all other executive management employees’ base salaries are similarly or proportionally reduced; or (c) materially change the geographic location at which Mr. Schneider must perform services for us; and (ii) in the case of (i)(b) and (i)(c), Mr. Schneider provides written notice of the action to us within 60 days, we do not remedy the action within 30 days (the cure period) and Mr. Schneider resigns within ten days of the expiration of the cure period.

Under our 2010 Stock Incentive Plan, as amended, or the 2010 Stock Plan, the stock option agreements applicable to our named executive officers provide that in the event of a change of control, the stock options granted to our named executive officers will vest in full immediately before and contingent upon the change of control, subject to continuous service through the date of the change of control. An initial public offering of our common stock does not constitute a change of control under the 2010 Stock Plan.

We anticipate entering into new employment agreement with our current named executive officers in connection with this offering.

Limitations of Liability; Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents. As permitted by Delaware law, our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering provides that, to the fullest extent permitted by Delaware law, no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Pursuant to Delaware law such protection would be not available for liability:

•	for any breach of a duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for any transaction from which the director derived an improper benefit; or

•	for an act or omission for which the liability of a director is expressly provided by an applicable statute, including unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law.

Our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering also provides that if Delaware law is amended after the approval by our stockholders of the amended and restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering further provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also authorize us to indemnify any of our employees or agents and authorize us to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

In addition, our amended and restated bylaws to be effective immediately prior to the completion of this offering provide that we are required to advance expenses to our directors and officers as incurred in connection with legal proceedings against them for which they may be indemnified and that the rights conferred in the amended and restated bylaws are not exclusive.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in material claims for indemnification. We believe that our indemnity agreements and our amended and restated certificate of incorporation and bylaw provisions to be effective immediately prior to the completion of this offering are necessary to attract and retain qualified persons as directors and executive officers.

Indemnity Agreements

We have entered into indemnity agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and officer to the fullest extent permitted by Delaware law and our amended and restated certificate of incorporation and bylaws to be effective immediately prior to the completion of this offering for expenses such as, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person’s services as our director or executive officer or as the director or executive officer of any subsidiary of ours or any other company or enterprise to which the person provides services at our request. We also maintain directors’ and officers’ liability insurance.

Benefit Plans

2010 Stock Plan

Our 2010 Stock Plan was adopted by our board of directors and approved by our stockholders in March 2010. Our 2010 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock, restricted stock units and stock appreciation rights to our employees, directors and consultants who provide services to us. As of September 30, 2014, options to purchase 1,883,409 shares of common stock were outstanding and 441,581 shares of common stock were reserved for future grant under this plan. As of September 30, 2014, no awards have been granted under the 2010 Stock Plan other than incentive stock options and nonqualified stock options.

We will not grant any additional awards under our 2010 Stock Plan following this offering. Instead, we will grant equity awards under our 2014 Equity Incentive Plan. However, our 2010 Stock Plan will continue to govern the terms and conditions of all outstanding equity awards granted under the 2010 Stock Plan.

The standard form of option agreement under the 2010 Stock Plan provides that options will vest 25% upon a Series B Investor Return Event, with the remaining 75% of the total option grant vesting as to 33.33% on the first anniversary of the vesting commencement date, 33.33% on the second anniversary of the vesting commencement date and 33.34% on the third anniversary of the vesting commencement date, subject to continued service through each applicable date. A Series B Investor Return Event is the occurrence of a change of control, or other transaction, if in such transaction each holder of Series B preferred stock receives an amount necessary to ensure a return of greater than $9.00 per share.

Under our 2010 Stock Plan, our board of directors, or its designated committee, has the authority to grant options with early exercise rights and to provide for accelerated vesting. The standard form of option agreement provides that in the event of a change of control, the options will vest in full immediately before and contingent upon the change of control, subject to continuous service through the date of the change of control. An initial public offering of our common stock does not constitute a change of control under the 2010 Stock Plan.

Our 2010 Stock Plan provides that our board of directors, or its designated committee, may equitably and proportionally adjust or substitute outstanding options upon certain events, including, without limitation, changes in our capitalization through stock splits, recapitalizations, mergers or consolidations. The standard form of option agreement under our 2010 Stock Plan provides that upon exercise, participants must execute an agreement pursuant to which the participant agrees to be bound by, and subject to, any agreements among the Company’s stockholders then in effect. Under the our investors’ rights agreement, all stockholders party to the agreement agree that they will not offer, sell, contract to sell, pledge, hypothecate, grant any option to purchase or make any short sale of, or otherwise dispose of any shares of our stock or any rights to acquire our stock for 180 days following this offering.

2014 Equity Incentive Plan

Our 2014 Equity Incentive Plan was approved by our board of directors and our stockholders in November 2014. It is intended to make available incentives that will assist us to attract, retain and motivate employees (including officers), consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.

A total of 550,000 shares of our common stock will be initially authorized and reserved for issuance under the 2014 Equity Incentive Plan. This reserve will automatically increase on January 1, 2015 and each subsequent anniversary through 2024, by an amount equal to the smaller of (a) 2% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the board. This reserve will be increased to include any shares remaining available under our 2010 Stock Plan at the time of its termination or issuable upon exercise of options granted under our 2010 Stock Plan that expire or terminate without having been exercised in full.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2014 Equity Incentive Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2014 Equity Incentive Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations; the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2014 Equity Incentive Plan.

The 2014 Equity Incentive Plan will be generally administered by the compensation committee of our board of directors. Subject to the provisions of the 2014 Equity Incentive Plan, the compensation committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee will have the authority to construe and interpret the terms of the 2014 Equity Incentive Plan and awards granted under it. The 2014 Equity Incentive Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement, and reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2014 Equity Incentive Plan.

The 2014 Equity Incentive Plan will authorize the compensation committee, without further stockholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

Awards may be granted under the 2014 Equity Incentive Plan to our employees, (including officers), directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•	Stock options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•	Stock appreciation rights. A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash, except that a stock appreciation right granted in tandem with a related option is payable only in stock.

•	Restricted stock. The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

•	Restricted stock units. Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price (unless required under applicable state corporate laws), subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

•

Performance shares and performance units. Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business performance enumerated in the 2014 Equity Incentive Plan, such as net revenue, gross margin, net income or total stockholder return. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights.

•	Cash-based awards and other stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2014 Equity Incentive Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2014 Equity Incentive Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The compensation committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The 2014 Equity Incentive Plan will also authorize the compensation committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The 2014 Equity Incentive Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within ten years of its effective date. The administrator may amend, suspend or terminate the 2014 Equity Incentive Plan at any time, provided that without stockholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require stockholder approval under any applicable law or listing rule.

2014 Employee Stock Purchase Plan

In November 2014, our board of directors adopted and our stockholders approved our 2014 Employee Stock Purchase Plan, or ESPP.

A total of 240,000 shares of our common stock are available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on January 1, 2015 and each subsequent anniversary through 2024, equal to the smallest of:

•	100,000 shares;

•	0.25% of the issued and outstanding shares of our common stock on the immediately preceding December 31; or

•	such other amount as may be determined by our board of directors.

Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are cancelled will again become available for issuance under the ESPP.

Our compensation committee will administer the ESPP and have full authority to interpret the terms of the ESPP. The ESPP provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all judgments, amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the ESPP.

All of our employees, including our named executive officers, and employees of any of our subsidiaries designated by our compensation committee are eligible to participate if they are customarily employed by us or any participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee:

•	immediately after the grant would own stock or options to purchase stock possessing 5.0% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our stock for each calendar year in which the right to be granted would be outstanding at any time.

Our ESPP is intended to qualify under Section 423 of the Code. The ESPP will typically be implemented through consecutive six month offering periods, generally starting on the first trading day on or after May 16 and November 16 of each year, except for the first such offering period, which will commence on a date to be determined by the administrator. The administrator may, in its discretion, modify the terms of future offering periods, including establishing offering periods of up to 27 months and providing for multiple purchase dates.

Our ESPP permits participants to purchase common stock through payroll deductions of up to 20% of their eligible cash compensation, which includes a participant’s regular base wages or salary and payments of overtime, shift premiums and paid time off before deduction of taxes and certain compensation deferrals.

Amounts deducted and accumulated from participant compensation are used to purchase shares of our common stock at the end of each offering period. Unless otherwise provided by the administrator, the purchase price of the shares will be 90% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date. Participants may end their participation at any time during an offering period and will receive a refund of their account balances not yet used to purchase shares. Participation ends automatically upon termination of employment with us.

Each participant in any offering will have an option to purchase for each full month contained in the offering period a number of shares determined by dividing $2,083.33 by the fair market value of a share of our common stock on the first day of the offering period, or 200 shares, if less, and except as limited in order to comply with Section 423 of the Code. Prior to the beginning of any offering period, the administrator may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the administrator will make a pro rata allocation of the available shares. Any amounts withheld from participants’ compensation in excess of the amounts used to purchase shares will be refunded, without interest.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP. In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under outstanding purchase rights or substitute substantially equivalent purchase rights. If the acquiring or successor corporation does not assume or substitute for outstanding purchase rights, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control. Our ESPP will continue in effect until terminated by the administrator. Our compensation committee has the authority to amend, suspend or terminate our ESPP at any time.

401(k)

We have established a tax-qualified employee savings and retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to reduce their current compensation by up to the statutory limit, $17,500 in 2013, and have us contribute the amount of this reduction to the 401(k) plan. We match 20% up to the first 6% of employee contributions. Our contributions for the year ended December 31, 2013 and the nine months ended September 30, 2014 were $0.3 million and $0.3 million, respectively. We intend for the 401(k) plan to qualify under Section 401 of the Code so that contributions by employees or by us to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2011, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required in the section titled “Management,” and the transactions described below.

2012 Recapitalization and Series B Preferred Stock Financing

On August 3, 2012, in connection with the sale of our Series B preferred stock, we entered into an exchange agreement with the holders of our then-outstanding preferred stock, common stock and stock options and the holders of then-outstanding warrants to purchase shares of our preferred stock or common stock pursuant to which (i) holders of shares, or warrants to purchase shares, of our preferred stock or common stock that wished to sell their stock or warrants exchanged their shares or warrants for a total of 4,800,940 shares of our Series B preferred stock; (ii) holders of shares of our preferred stock and certain holders of shares of our common stock that wished to retain their stock exchanged their shares for 8,296,022 shares of our Series A preferred stock; (iii) all eligible stock options then-outstanding became fully vested and exercisable; and (iv) certain option holders exercised their options for 434,576 shares of our common stock and simultaneously exchanged such shares of common stock for 431,245 shares of our Series B preferred stock. Immediately following the closing of the exchange agreement, we effected a 26-for-1 reverse stock split of all of our issued and outstanding shares of common stock and all of our issued and outstanding stock options.

Immediately following the transactions entered into pursuant to the exchange agreement, all stockholders and warrant holders that received shares of our Series B preferred stock pursuant to the exchange agreement sold 5,232,185 shares of Series B preferred stock, constituting all of the Series B preferred stock issued pursuant to the exchange agreement, to GPP—Connecture, LLC at a purchase price of $3.00 per share for an aggregate purchase price of $15,696,553. Certain members of our board of directors, executive officers and holders of more than 5% of any class of our voting securities at the time of the transaction sold shares of Series B preferred stock to GPP—Connecture, LLC in the transaction. The table below summarizes these sales.

Seller	Shares of Series B Preferred Sold	Aggregate Purchase Price
TTP Fund, L.P.(1)	2,188,855	$6,566,567
Harbert Mezzanine Partners II SBIC(2)	578,766	$1,736,298
Daniel Maynard(3)	536,655	$1,609,966
Encubate Technology Ventures, L.P.(4)	273,739	$821,218
David A. Sockel(5)	38,167	$114,501
James P. Purko(6)	38,167	$114,501

Total	3,654,349	$10,963,051

(1)	TTP Fund, L.P. was a holder of more than 5% of a class of our voting securities at the time of the sale. Gardiner W. Garrard, an affiliate of TTP Fund, L.P., was a member of our board of directors at the time of the sale.
(2)	Harbert Mezzanine Partners II SBIC was a holder of warrants exchanged pursuant to the exchange agreement, and upon completion of the exchange agreement, was the holder of more than 5% of a class of our voting securities at the time of the sale.
(3)	Daniel Maynard was a holder of more than 5% of a class of our voting securities, a member of our board of directors and our President at the time of the sale.
(4)	Encubate Technology Ventures, L.P. was a holder of more than 5% of a class of our voting securities at the time of the sale.
(5)	David A. Sockel is our Chief Revenue Officer.
(6)	James P. Purko is our Chief Financial Officer and Secretary.

In connection with the sale of Series B preferred stock by our stockholders, we sold an aggregate of 1,333,332 shares of our Series B preferred stock at a purchase price of $3.00 per share for an aggregate purchase price of $4.0 million, all of which shares were sold to entities affiliated with certain members of our board of directors or holders of more than 5% of any class of our voting securities. The table below summarizes these sales.

Purchaser	Shares of Series B Preferred Stock Purchased	Aggregate Purchase Price
GPP—Connecture, LLC(1)	666,666	$2,000,000
Chrysalis Ventures II, L.P.(2)	666,666	$2,000,000

Total	1,333,332	$4,000,000

(1)	GPP—Connecture, LLC is a holder of more than 5% of a class of our voting securities. Adam B. Dolder, an affiliate of GPP—Connecture, LLC, is a member of our board of directors.
(2)	Chrysalis Ventures II, L.P. is a holder of more than 5% of a class of our voting securities. David A. Jones, Jr., an affiliate of Chrysalis Ventures II, L.P., is a member of our board of directors.

Investors’ Rights Agreement

In connection with our Series B preferred stock financing, we entered into an investors’ rights agreement with certain of our stockholders, including GPP—Connecture, LLC, Chrysalis Ventures II, L.P., LiveOak Equity Partners, L.P., SSM Venture Associates, L.P. and SSM Venture Partners II, L.P., each a holder of more than 5% of a class of our voting securities. Adam B. Dolder, an affiliate of GPP—Connecture, LLC, and David A. Jones, Jr., an affiliate of Chrysalis Ventures II, L.P., are members of our board of directors. The investors’ rights agreement, among other things:

•	grants such stockholders certain registration rights with respect to shares of our common stock, including shares of common stock issued or issuable upon conversion of the shares of Series B preferred stock;

•	obligates us to deliver periodic financial statements to the stockholders who are parties to the investors’ rights agreement, including GPP—Connecture, LLC, Chrysalis Ventures II, L.P., LiveOak Equity Partners, L.P., SSM Venture Associates, L.P. and SSM Venture Partners II, L.P.; and

•	grants a right of first offer with respect to sales of our shares by us, subject to specified exceptions, to the stockholders who are parties to the investors’ rights agreement.

For more information regarding the registration rights provided in this agreement, please see the section titled “Description of Capital Stock—Registration Rights.” Certain provisions of this agreement will terminate upon completion of this offering. This summary discusses certain material provisions of the investors’ rights agreement and is qualified by the full text of investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Voting Agreement

In connection with our Series B preferred stock financing, we entered into a voting agreement with certain of our stockholders, including GPP—Connecture, LLC, Chrysalis Ventures II, L.P., LiveOak Equity Partners, L.P., SSM Venture Associates, L.P. and SSM Venture Partners II, L.P., each a holder of more than 5% of a class of our voting securities. Adam B. Dolder, an affiliate of GPP—Connecture, LLC, and David A. Jones, Jr., an affiliate of Chrysalis Ventures II, L.P., are members of our board of directors. The voting agreement provides, among other things:

•	for the voting of shares with respect to the constituency and size of the board of directors;

•	for the designation of our directors by certain of our stockholders; and

•	for the voting of shares with respect to certain transactions approved by a majority of the holders of our outstanding preferred stock.

This agreement will terminate upon completion of this offering. This is not a complete description of the voting agreement and is qualified by the full text of the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Right of First Refusal and Co-Sale Agreement

In connection with our Series B preferred stock financing, we entered into a restated right of first refusal and co-sale agreement, with certain of our stockholders, including GPP—Connecture, LLC, Chrysalis Ventures II, L.P., LiveOak Equity Partners, L.P., SSM Venture Associates, L.P. and SSM Venture Partners II, L.P., each a holder of more than 5% of a class of our voting securities. Adam B. Dolder, an affiliate of GPP—Connecture, LLC, and David A. Jones, Jr., an affiliate of Chrysalis Ventures II, L.P., are members of our board of directors. The restated right of first refusal and co-sale agreement, among other things:

•	grants our investors certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders; and

•	grants us certain rights of first refusal with respect to proposed transfers of our securities by certain stockholders.

This agreement will terminate upon completion of this offering. This is not a complete description of the right of first refusal and co-sale agreement and is qualified by the full text of the agreement, filed as an exhibit to the registration statement of which this prospectus is a part.

Employment Agreements

Please see the section titled “Executive Compensation—Arrangements with Named Executive Officers—Employment Agreements” for information on compensation and employment arrangements with our named executive officers.

Indemnification of Officers and Directors

Immediately prior to the completion of this offering, our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We believe that these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance. For further information, see the section titled “Executive Compensation—Limitations of Liability; Indemnification of Directors and Officers.”

Registration Rights

For more information regarding these agreements, see the section titled “Description of Capital Stock—Registration Rights.” This is not a complete description of the registration rights contained in the investors’ rights agreement and is qualified by the full text of the investors’ rights agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Other Related Party Transactions

On May 29, 2014, we entered into a note purchase agreement with Great Point Partners, LLC, an affiliate of GPP—Connecture, LLC, and Chrysalis Ventures II, L.P., each a holder of more than 5% of a class of our voting securities, pursuant to which Great Point Partners, LLC and Chrysalis Ventures II, L.P. provided us a loan in an aggregate amount of $1.3 million in exchange for subordinated promissory notes due June 1, 2015 with principal amounts of $0.8 million and $0.5 million respectively. The notes carry an annual interest rate of 14% and contain a contingent exit fee of $0.6 million payable upon occurrence of a Deemed Liquidation Event (as defined in our Fifth Amended and Restated Certificate of Incorporation of the Company, as amended). Generally, a Deemed Liquidation Event will occur if the Company is party to a merger, consolidation or share exchange that results in the existing shareholders of the Company holding less than a majority in voting power of the successor entity or if the Company sells or otherwise disposes of all or substantially all of its assets or intellectual property, in each case, subject to the determination, in writing, of a majority of the holders of the Series B preferred stock and a majority of the holders of the Series A preferred stock that the event should not constitute a Deemed Liquidation Event. As of September 30, 2014, the full principal on the notes remains outstanding, and no interest has been paid. We anticipate repaying the subordinated promissory notes with a portion of the proceeds from this offering. Adam B. Dolder, an affiliate of Great Point Partners, LLC and GPP—Connecture, LLC, and David A. Jones, Jr., an affiliate of Chrysalis Ventures II, L.P., are members of our board of directors. David Kroin and Joseph Pesce, affiliates of Great Point Partners, LLC and GPP—Connecture, LLC, were members of our board of directors at the time we entered into the note purchase agreement.

On January 15, 2013, we acquired DRX. Michael Y. Cho, our current Chief Innovation Officer, New Markets, was an employee and stockholder of DRX at the time of its acquisition and, as a stockholder of DRX, Mr. Cho received $1.2 million. Mr. Cho was not our employee at the time of the acquisition. In addition, in connection with our acquisition of DRX, GPP—Connecture, LLC and Chrysalis Ventures II, L.P. entered into a subordinated note guaranty agreement pursuant to which GPP—Connecture, LLC and Chrysalis Ventures II, L.P. agreed to unconditionally guarantee the payment of principal on a $3.0 million subordinated promissory note issued to the sellers of DRX. The principal on the note was adjusted down by $0.3 million to $2.7 million in the year ended December 31, 2013 and subsequently adjusted up by $0.3 million in the nine months ended September 30, 2014 pursuant to the terms of the note and settlement of an acquisition related working capital and indemnification claim. Pursuant to the terms of the note guaranty agreement, the former DRX stockholders agreed that any interest payable on the subordinated promissory note will be payable to GPP—Connecture, LLC and Chrysalis Ventures II, L.P. instead of to such former DRX stockholders. The note carries an annual interest rate of 8%. As of September 30, 2014, the entire adjusted $3.0 million principal on the note remains outstanding, and no interest has been paid.

Additionally, in 2013, we paid Great Point Partners, LLC, an affiliate of GPP—Connecture, LLC, $0.6 million for services performed by Great Point Partners in connection with our acquisition of DRX.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter, our audit committee must review and approve in advance any related party transaction. Pursuant to our Related Party Transactions Policy to be effective upon the consummation of the offering, all of our directors, officers and employees are required to report to our audit committee any such related party transaction prior to its completion. Each of the related party transactions described above that was submitted to our board of directors was approved by disinterested members of our board of directors after disclosure of the interest of the related party in the transaction.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table and footnotes set forth information with respect to the beneficial ownership of our common stock as of December 8, 2014, subject to certain assumptions set forth in the footnotes and as adjusted to reflect the sale of the shares of common stock offered in the public offering under this prospectus for:

•	each stockholder, or group of affiliated stockholders, who we know beneficially owns more than 5% of the outstanding shares of our common stock;

•	each of our named executive officers;

•	each of our current directors;

•	all of our current directors and current executive officers as a group; and

•	each of the selling stockholders.

Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission, or SEC, and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe each person identified in the table possesses sole voting and investment power with respect to all shares of common stock beneficially owned by them. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days of December 8, 2014, are deemed to be outstanding for calculating the number and percentage of outstanding shares of the person holding such options and warrants, but are not deemed to be outstanding for calculating the percentage ownership of any other person.

Applicable percentage ownership in the following table is based on 15,045,590 shares of common stock outstanding as of December 8, 2014, assuming the conversion of our preferred stock into common stock, and 21,680,590 shares of common stock outstanding after completion of this offering.

Unless otherwise noted below, the address of each person listed on the table is c/o Connecture, Inc., 18500 West Corporate Drive, Suite 250, Brookfield, WI 53045. Beneficial ownership or voting power representing less than 1% is denoted with an asterisk (*).

Name and Address of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering		Number of Shares to be Sold if Under- writers’ Option is Exercised in Full	Shares Beneficially Owned After the Offering if Underwriters’ Option is Exercised in Full
	Shares	Percentage	Shares	Percentage		Shares	Percentage
5% Stockholders:
GPP—Connecture LLC(1)	5,898,851	39.2%	5,898,851	27.2%	395,886	5,502,965	25.4%
Chrysalis Ventures II, L.P.(2)	4,295,438	28.5%	4,295,438	19.8%	288,276	4,007,162	18.5%
Entities affiliated with SSM Partners(3)	3,044,206	20.2%	3,044,206	14.0%	204,304	2,839,902	13.1%
LiveOak Equity Partners, L.P.(4)	1,591,129	10.6%	1,591,129	7.3%	106,784	1,484,345	6.8%
Named Executive Officers and Directors:
Robert Douglas Schneider(5)	741,144	4.7%	741,144	3.3%	—	741,144	3.3%
David Sockel(6)	80,320	*	80,320	*	—	80,320	*
Mark E. Granville(7)	77,697	*	77,697	*	—	77,697	*
A. John Ansay(8)	—	*	—	*	—	—	*
Vickie L. Capps(9)	—	*	—	*	—	—	*
Adam B. Dolder(10)	5,898,851	39.2%	5,898,851	27.2%	395,886	5,502,965	25.4%
Paul Kusserow(11)	—	*	—	*	—	—	*
David A. Jones, Jr.(2)	4,295,438	28.5%	4,295,438	19.8%	288,276	4,007,162	18.5%
Alan J. Ying(12)	47,700	*	47,700	*	—	47,700	*
All executive officers and directors as a group (12 persons)(13)	11,240,428	69.9%	11,240,428	49.5%	684,162	10,556,266	46.5%

(1)	Great Point Partners I, LP, or GPPLP, is the sole manager and controlling member of GPP—Connecture LLC, or GPPC. Great Point Partners I GP, LLC is the general partner of GPPLP and Great Point Partners, LLC, or Great Point, is the investment manager of GPPLP and by virtue of such status, Great Point may be deemed to be the beneficial owner of the shares held by GPPC. Each of Dr. Jeffrey R. Jay, M.D., as senior managing member of Great Point, and Mr. David Kroin, as special managing member of Great Point, has voting and dispositive power with respect to the shares held by GPPC and therefore may be deemed to be the beneficial owner of the shares held by GPPC. Mr. Kroin was a member of our board of directors until August 2014. The address of GPPC is 165 Mason Street, 3rd Floor, Greenwich, CT 06830. For a discussion of our material relationships with GPPC, see the section titles “Certain Relationships and Related Party Transactions.”
(2)	Chrysalis Partners II, LLC, or CP II LLC, is the general partner of Chrysalis Ventures II, L.P., or CV II LP, and as such may be deemed to have voting and dispositive power over the shares held by CV II LP. Investment and voting decisions with respect to the shares held by CV II LP are made by an advisory committee of CP II LLC that consists of David A. Jones, Jr., who is a member of our board of directors, Koleman Karleski, Wright Steenrod and Irv Bailey, each of whom is a member of CP II LLC. The address of CV II LP and CP II LLC is 101 South Fifth Street, Suite 1650, Louisville, KY 40202. For a discussion of our material relationships with CV II LP, see the section titled “Certain Relationships and Related Party Transactions.”
(3)	Represents 2,546,728 shares held by SSM Venture Partners II, L.P., or SSMVP, and 497,478 shares held by SSM Venture Associates, L.P., or SSMVA. SSM Corporation serves as the general partner of SSM II, L.P., which serves as the general partner of SSMVP and SSMVA and by virtue of such status, SSM Corporation and SSM II, L.P. each may be deemed to be the beneficial owner of shares held by SSMVP and SSMVA. Jim Witherington, a former director of the Company, and Wilson Orr, are the directors and majority holders of SSM Corporation and by virtue of such status, may also be deemed to be the beneficial owners of shares held by SSMVP and SSMVA. The address of SSMVP and SSMVA is 6075 Poplar Avenue, Suite 335, Memphis, Tennessee 38119. For a discussion of our material relationships with SSMVP and SSMVA, see the section titles “Certain Relationships and Related Party Transactions.”
(4)	James A. Gilbert, a former director of the Company, is the managing member of the general partner of LiveOak Equity Partners, L.P., or LiveOak, and by virtue of such status, may be deemed to be the beneficial owner of the shares held by LiveOak. The address of LiveOak is 1268 Park Vista Dr., Atlanta, GA 30319. For a discussion of our material relationships with LiveOak, see the section titles “Certain Relationships and Related Party Transactions.”
(5)	Includes 738,068 shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014. Mr. Schneider is our Chief Executive Officer and President and a member of our board of directors.
(6)	Includes 77,697 shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014. Mr. Sockel is our Chief Revenue Officer.
(7)	Represents 77,697 shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014. Mr. Granville is our Senior Vice President and General Manager, InsureAdvantage.
(8)	Mr. Ansay does not hold any shares or any shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014. Mr. Ansay is a member of our board of directors.
(9)	Ms. Capps does not hold any shares or any shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014. Ms. Capps is a member of our board of directors.
(10)	Represents shares held by GPPC. Mr. Dolder is a managing director and member of the investment committee at Great Point Partners, LLC and a minority investor in GPPC, and by virtue of such status, may be deemed to be the beneficial owner of the shares held by GPPC. Mr. Dolder is a member of our board of directors.
(11)	Mr. Kusserow does not hold any shares or any shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014.
(12)	Represents 47,700 shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014. Dr. Ying is a member of our board of directors.
(13)	Includes 1,040,440 shares issuable upon the exercise of options exercisable within 60 days of December 8, 2014.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective immediately prior to the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, forms of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the closing of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value and 5,000,000 shares of undesignated preferred stock, $0.001 par value.

Common Stock

As of September 30, 2014, there were 15,045,590 shares of our common stock outstanding that were held of record by approximately 27 stockholders, assuming the conversion of our preferred stock into shares of common stock. There will be 21,680,590 shares of common stock outstanding (assuming no exercise of outstanding options) after giving effect to the sale of the shares of common stock offered by this prospectus.

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders generally and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Upon the closing of this offering, all outstanding shares of our Series A and Series B preferred stock will be converted into shares of common stock. In connection with the reverse stock split effected on November 6, 2014, the conversion price for each share of our outstanding preferred stock, which all have an issuance price of $1.00 per share, was increased from $1.00 per share to $3.00 per share such that after the reverse stock split, each share of preferred stock will convert into common stock on a three-for-one basis with any fractional shares rounded down to the nearest whole share. Pursuant to our amended and restated certificate of incorporation to be effective immediately prior to the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 5,000,000 shares of preferred stock, in one or more series. Our board of directors will determine the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation, and the likelihood that holders of preferred stock will receive dividend payments and payments upon liquidation may have the effect of delaying, deterring or preventing a change in control, which could depress the market price of our common stock. We have no current plan to issue any shares of preferred stock.

Registration Rights

We have entered into an investors’ rights agreement dated as of August 3, 2012 with certain holders of our preferred stock. Subject to the terms of this agreement, holders of 14,829,624 shares (on an as converted to common stock basis) have registration rights, which includes demand registration rights, piggyback registration rights and short-form registration rights. The following description of the terms of the investors’ rights agreement is intended as a summary only and is qualified in its entirety by reference to the investors’ rights agreement filed as an exhibit to the registration statement, of which this prospectus forms a part.

The holders of these registration rights have waived their rights to demand and piggyback registration of their shares until the expiration of the lock-up period applicable to this offering. See the section titled “Underwriters.”

The registration rights described below, granted pursuant to the investor’s rights agreement, will terminate, with respect to any particular stockholder, upon the occurrence after the completion of this offering of the total shares of common stock held by and issuable to the particular stockholder constituting less than 1% of the shares of common stock then outstanding as shown on our most recent report or statement filed with the Securities and Exchange Commission, or SEC. Each party to the investor’s rights agreement has agreed not to sell or otherwise dispose of any shares of our common stock for a period of 180 days following the effective date of the registration statement related to this offering.

Demand Registration Rights

At any time following 180 days after the completion of this offering, but subject to certain exceptions, the holders of 40% of then outstanding registrable securities with demand registration rights may demand that we effect a registration under the Securities Act covering the public offering and sale of all or part of the registrable securities held by those stockholders. Upon any such demand and as soon as practicable, we must effect the registration of the registrable securities that we have been requested to register, together with all other registrable securities that we may have been requested to register by other stockholders pursuant to the piggyback registration rights described below. These registration rights are subject to specified conditions and limitations, including the right of the underwriters, if any, to limit the number of shares included in any such registration under specified circumstances. In addition, we are not obligated to effect a demand registration if we have already effected two demand registrations or if the proposed aggregate offering price, net of underwriting discounts and commissions, of the shares to be registered by the holders requesting registration is less than $5.0 million.

We have the ability to delay the filing of a registration statement, subject to certain restrictions, if the board of directors determines in its judgment that it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time.

Piggyback Registration Rights

Pursuant to our investors’ rights agreement, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related to any employee benefit plan, a registration relating to a corporate reorganization or other Rule 145 transaction or a registration in which the only common stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of then outstanding registrable securities are entitled to notice of the registration and have the right to include their registrable securities in such registration. As of September 30, 2014, the holders of approximately 14,829,624 shares (on an as converted to common stock basis) of registrable securities will be entitled to notice of this registration and will be entitled to include their shares of common stock in the registration statement to the extent not waived. The underwriter(s) of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement.

Short-Form Registration Rights

Following this offering, if we become eligible to file registration statements on Form S-3, any holder of registrable securities then outstanding that is party to the investors’ rights agreement may request in writing that we effect a registration on Form S-3 under the Securities Act, so long as the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $1.5 million, subject to certain exceptions.

We have the ability to delay the filing of a registration statement, subject to certain restrictions, if the board of directors determines in its judgment that it would be seriously detrimental to the Company and its stockholders for such registration to be effected at such time.

Expenses of Registration

With specified exceptions, we are required to pay all expenses of registration, excluding underwriters’ discounts, commissions and stock transfer taxes.

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

Certain provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective immediately prior to the completion of this offering, contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation

Undesignated Preferred Stock. As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limitations on the Ability of Stockholders to Act by Written Consent or Call a Special Meeting. We have provided in our amended and restated certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

In addition, our amended and restated certificate of incorporation and amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, the chief executive officer or a majority of the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws provide that our board of directors is divided into three classes with staggered three-year terms. As a result, one class (i.e., approximately one-third of our board of directors) will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. This provision may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board.

Board Vacancies Filled Only by Majority of Directors. Vacancies and newly created seats on our board may be filled only by a majority of the number of then-authorized members of our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation provides that there shall be no cumulative voting and our amended and restated bylaws do not expressly provide for cumulative voting.

Directors Removed Only for Cause. Our amended and restated certificate of incorporation provides for the removal of a director only with cause and by the affirmative vote of the holders of at least 66 2⁄3% of the shares then entitled to vote at an election of our directors.

Amendment of Charter Provisions. The amendment of the provisions in our amended and restated certificate of incorporation requires approval by holders of at least 66 2⁄3% of our outstanding capital stock entitled to vote generally in the election of directors (in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law). The amendment of the provisions in our amended and restated bylaws requires approval by either a majority of our board of directors or holders of at least 66 2⁄3% of our outstanding capital stock entitled to vote generally in the election of directors (in addition to any rights of the holders of our outstanding capital stock to vote on such amendment under the Delaware General Corporation Law).

Delaware Anti-Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions of publicly held companies. This law provides that a specified person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the outstanding voting stock of a publicly held Delaware corporation, or an interested stockholder, may not engage in business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in advance in a manner prescribed by Delaware law. The law does not include interested stockholders prior to the time our common stock is listed on the NASDAQ Global Market. The law defines the term “business combination” to include mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. This provision has an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our common stock. With approval of our stockholders, we could amend our amended and restated certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

The provisions of Delaware law and our amended and restated certificate of incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Our transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219, and its telephone number is (718) 921-8200.

Listing

We have been approved to list our common stock on the NASDAQ Global Market under the symbol “CNXR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market could reduce prevailing market prices. Furthermore, since a substantial number of shares will be subject to contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding an aggregate of 21,680,590 shares of common stock, assuming no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 15,045,590 shares of common stock held by existing stockholders are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if their resale qualifies for an exemption from registration described below under Rules 144 or 701 promulgated under the Securities Act.

As a result of the contractual restrictions described below and the provisions of Rules 144 and 701, the restricted shares will be available for sale in the public market as follows:

•	0 shares will be eligible for sale upon completion of this offering; and

•	14,863,563 shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus.

In addition, of the 1,883,409 shares of our common stock that were subject to stock options outstanding as of September 30, 2014, options to purchase 1,194,158 shares were vested as of September 30, 2014. Shares issued upon the exercise of such vested options will be eligible for sale 180 days after the date of this prospectus.

Lock-Up Agreements and Obligations

We and all of our officers and directors, as well as the other holders of substantially all shares of common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into shares or exercisable or exchangeable for shares of our common stock, or enter into any swap or other arrangement for transfer to another, in whole or in part, any of the economic consequences of ownership of our common stock, for a period of at least 180 days after the date of the final prospectus related to this offering. The agreement is subject to certain exceptions as set forth in the section titled “Underwriting.”

In addition, each grant agreement under our 2010 Stock Plan issued by us contains requirements that any exercising participant sign stockholder agreements that contain restrictions similar to those set forth in the lock-up agreements described above, limiting the disposition of securities issuable pursuant to those plans and agreements for a period of at least 180 days following the date of this prospectus.

10b5-1 Plans

Prior to or after the completion of the offering, certain of our employees, including our executive officers, and/or directors, may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Securities Exchange Act of 1934. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to the offering described above.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for 90 days, our affiliates or persons selling shares on behalf of our affiliates who own shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 216,806 shares immediately after this offering; and

•	The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 of the Securities Act, as currently in effect, permits any of our employees, officers, directors or consultants who purchased or received shares from us pursuant to a written compensatory plan or contract to resell such shares in reliance upon Rule 144, but without compliance with certain restrictions. Subject to any applicable lock-up agreements, Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period requirement of Rule 144 and that non-affiliates may sell such shares in reliance on Rule 144 beginning 90 days after the date of this prospectus without complying with the holding period, public information, volume limitation or notice requirements of Rule 144.

Registration Rights

Upon completion of this offering, the holders of an aggregate of 14,829,624 shares (on an as converted to common stock basis), or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

Form S-8 Registration Statements

Following the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock that are issuable pursuant to our 2010 Stock Plan and 2014 Equity Incentive Plan. See the section titled “Executive Compensation—Benefit Plans.” Subject to the lock-up agreements described above, other contractual lock-up obligations set forth in the grant agreements under each such plan and any applicable vesting restrictions, shares registered under these registration statements will be available for resale in the public market immediately upon the effectiveness of these registration statements, except with respect to Rule 144 volume limitations that apply to our affiliates.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF

COMMON STOCK

This section summarizes the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this summary, a “non-U.S. holder” is any beneficial owner that for U.S. federal income tax purposes is not a U.S. person. The term “U.S. person” means:

•	an individual citizen or resident of the U.S.;

•	a corporation or entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S. or any state or political subdivision thereof, including the District of Columbia or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of source; or

•	a trust (i) whose administration is subject to the primary supervision of a court within the U.S. and which has one or more U.S. persons who have authority to control all substantive decisions of the trust or (ii) which has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Generally, an individual may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which the individual was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the U.S.

If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of our common stock, and partners in such partnerships, should consult their tax advisors regarding the tax consequences to them of the ownership and disposition of our common stock.

This summary applies only to non-U.S. holders who acquire our common stock pursuant to this offering and who hold our common stock as a capital asset (generally property held for investment). This summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Certain former U.S. citizens or long-term residents, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, life insurance companies, tax-exempt organizations, dealers in securities or currencies, brokers, banks or other financial institutions, certain trusts, hybrid entities, pension funds and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This summary does not consider the tax consequences for partnerships, entities classified as a partnership for U.S. federal income tax purposes or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes. This summary does not address any U.S. federal alternative minimum tax on unearned income Medicare contribution tax, U.S. federal gift tax consequences, or state or local or non-U.S. tax consequences. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service, or IRS, might interpret the existing authorities differently. We have not sought and do not plan to seek any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions. The tax considerations of owning or disposing of common stock could differ from those described below.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON STOCK ARISING UNDER U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER ANY OTHER U.S. FEDERAL, STATE, LOCAL OR NON-U.S. LAWS AND ANY APPLICABLE TAX TREATIES.

Distributions on Shares of Our Common Stock

Historically, we have never declared or paid dividends on our common stock, and we do not anticipate paying cash dividends on our common stock for the foreseeable future. See the section titled “Dividend Policy” above. However, if we were to make a distribution of cash or other property with respect to our common stock (other than certain distributions of stock which may be made free of tax), or if we were to effect a redemption that is treated for tax purposes as a distribution, such distributions would constitute dividends to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, such excess would constitute a return of capital and would first reduce a holder’s basis in our common stock, but not below zero, and then would be treated as gain from the sale of stock.

Subject also to the discussion under “Backup Withholding and Information Reporting” and “Legislation Relating to Foreign Accounts” below, gross amount of any dividend (out of earnings and profits) paid to a non-U.S. holder of common stock generally will be subject to U.S. withholding tax at a rate of 30% unless the holder is entitled to an exemption from or reduced rate of withholding under an applicable income tax treaty. In order to receive an exemption or a reduced treaty rate, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms) certifying qualification for the exemption or reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder (and dividends attributable to a non-U.S. holder’s permanent establishment or fixed base in the U.S. if an applicable income tax treaty applies) are exempt from this withholding tax. To obtain this exemption, prior to the payment of a dividend, a non-U.S. holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (or dividends attributable to a permanent establishment or fixed base in the U.S. if an applicable income tax treaty applies), although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of the corporate non-U.S. holder (or dividends attributable to a corporate non-U.S. holder’s permanent establishment or fixed base in the U.S. if an applicable income tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

A non-U.S. holder who provides us with an IRS Form W-8BEN IRS Form W-8BEN-E or an IRS Form W-8ECI may be required to periodically update such form.

A non-U.S. holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is timely filed with the IRS.

Gain on Disposition of Common Stock

Subject to the discussion under “Backup Withholding and Information Reporting” and “Legislation Relating to Foreign Accounts” below, a non-U.S. holder will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange or other disposition of common stock (including a redemption, but only if the redemption would be traded as a sale or exchange rather than a distribution for U.S. federal income tax purposes) unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder (or attributable to a permanent establishment or fixed base in the U.S. if an applicable income tax treaty applies), in which case the non-U.S. holder generally will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and, if the non-U.S. holder is a corporation, the branch profits tax may apply, at a 30% rate or such lower rate as may be specified by an applicable income tax treaty;

•	the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met, in which case the non-U.S. holder will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the U.S. and such non-U.S. holder’s country of residence) on the net gain derived from the disposition, which tax may be offset by U.S. source capital losses recognized during the taxable year of the disposition, if any, provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of (i) the five-year period preceding the disposition or (ii) the holder’s holding period for our common stock. We believe that we are not currently, and we are not likely to become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. If we become a U.S. real property holding corporation after this offering, so long as our common stock is regularly traded on an established securities market (as defined under applicable law) and continues to be so traded, a non-U.S. holder will not be subject to U.S. federal income tax on gain recognized from the sale, exchange or other disposition of shares of our common stock as a result of such status unless (i) such holder actually or constructively owned more than 5% of our common stock at any time during the shorter of (A) the five-year period preceding the disposition, or (B) the holder’s holding period for our common stock, and (ii) we were a U.S. real property holding corporation at any time during such period when the more than 5% ownership test was met. If any gain on your disposition is taxable because we are a U.S. real property holding corporation and your ownership of our common stock exceeds 5%, you will be taxed on such disposition generally in the manner applicable to U.S. persons. Any such non-U.S. holder that owns or has owned, actually or constructively, more than 5% of our common stock is urged to consult that holder’s own tax advisor with respect to the particular tax consequences to such holder for the gain from the sale, exchange or other disposition of shares of our common stock if we were to be or to become a U.S. real property holding company.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the recipient. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the non-U.S. holder’s country of residence.

Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to additional information reporting and backup withholding. Backup withholding will not apply if the non-U.S. holder establishes an exemption, for example, by properly certifying its non-U.S. person status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or successor forms). Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S.

person. Additional rules relating to backup withholding and information reporting requirements with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections, or a U.S.-related person, information reporting and backup withholding generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding), unless you certify under penalties of perjury (usually on IRS Form W-8BEN or IRS Form W-8BEN-E) that you are not a U.S. person or you otherwise establish an exemption.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a credit or refund may be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Legislation Relating to Foreign Accounts

Under legislation enacted in 2010 and related guidance, commonly referred to as “FATCA”, a 30% U.S. federal withholding tax will be imposed on dividends on stock of U.S. corporations, and on the gross proceeds from the disposition of such stock, paid to a “foreign financial institution” (as specially defined by such law and applicable guidance), unless such institution enters into an agreement with the U.S. Treasury to collect and provide to the U.S. Treasury substantial information regarding its U.S. account holders and certain account holders that are foreign entities with U.S. owners. A 30% U.S. federal withholding tax will also apply to dividends paid on stock of U.S. corporations and on the gross proceeds from the disposition of such stock paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of such withholding taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Investors are urged to consult with their own tax advisors regarding the possible application of these rules to their investment in our common stock.

These withholding requirements apply to payments of dividends made on or after July 1, 2014 and will apply to payments of gross proceeds from a sale or other disposition of our common stock on or after January 1, 2017.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the U.S. and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and J. P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	2,488,125
J. P. Morgan Securities LLC	2,488,125
Wells Fargo Securities, LLC	663,500
Raymond James & Associates, Inc.	497,625
William Blair & Company, L.L.C.	497,625

Total:	6,635,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below. Sales of the shares that are taken, if any, may be made by affiliates of the underwriters.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.336 per share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 995,250 shares of common stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$8.00	$53,080,000	$61,042,000
Underwriting discounts and commissions to be paid by us	$0.56	$3,715,600	$3,715,600
Proceeds, before expenses, to us	$7.44	$49,364,400	$49,364,400
Proceeds, before expenses, to selling stockholders	$7.44	$—	$7,404,660

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $4,017,346. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $25,000.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by them.

We have been approved to list our common stock on the NASDAQ Global Market under the trading symbol “CNXR.”

We and all directors and officers and the holders of all of our outstanding stock and stock options have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and J. P. Morgan Securities LLC on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus (the restricted period):

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended) or any securities so owned convertible into or exercisable or exchangeable for shares of common stock;

•	file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•	publicly disclose the intention to make any such offer, sale, pledge or disposition of shares of common stock whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of Morgan Stanley & Co. LLC and J. P. Morgan Securities LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the common stock or other securities acquired in such open market transactions;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that (i) such plan does not provide for the transfer of common stock during the restricted period and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in respect of the transfer or distribution during the restricted period;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock as a bona fide gift or charitable contribution in a transaction not involving a disposition for value, provided that the shares underlying such transfers are subject to the foregoing restrictions;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock by will or other testamentary document or by intestacy in a transaction not involving a disposition for value, provided that the shares underlying such transfers are subject to the foregoing restrictions;

•	transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to any trust for the direct or indirect benefit of the director, officer or security holder or the immediate family of the director, officer or security holder in a transaction not involving a disposition for value, provided that the shares underlying such transfers or dispositions are subject to the foregoing restrictions;

•	distributions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to beneficiaries or affiliates (as such term is defined in Rule 501(b) under the Securities Act of 1933, as amended) of the undersigned, including, without limitation, limited partners, members or stockholders of the undersigned or any of its affiliates’ directors or officers or to any investment fund or other entity controlled or managed by the directors, officers or security holders, provided that the shares underlying such distributions are subject to the foregoing restrictions;

•	(i) receipt from the Company of shares of common stock upon the exercise of an option, or (ii) the disposition of shares of Common Stock to the Company in connection with a “net” or “cashless” exercise of an option or in a transaction solely in connection with the payment of taxes due (including estimated taxes) with respect to the “net” or “cashless” exercise of an option, and only to the extent in connection with the termination of employment with the Company, or net settlement of restricted stock units or the vesting of restricted stock, in each case, pursuant to a plan or agreement disclosed herein, provided that the shares of Common Stock received upon such exercise shall be subject to the foregoing restrictions and no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in respect of the distribution during the restricted period;

•	transfers or dispositions of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with the conversion of any of our outstanding preferred stock into shares of our common stock;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of our common stock involving a change of control of the Company, provided that until such tender offer, merger, consolidation or other such transaction is completed, the shares of our common stock owned by the director, officer or security holder, as applicable, otherwise remain subject to the foregoing restrictions;

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law including pursuant to a qualified domestic order in connection with a divorce settlement or other court order; or

•	transfers of shares of common stock or any security convertible into or exercisable or exchangeable for common stock in connection with termination of employment or other termination of a service provider and pursuant to agreements wherein we have the option to repurchase such securities or agreements wherein we have a right of first refusal with respect to transfers of such shares.

Morgan Stanley & Co. LLC and J. P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders and the underwriters have agreed to indemnify each other against certain losses, claims, damages and liabilities, including losses, claims, damages or liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In January 2013, we entered into the Credit Facility with Wells Fargo Bank, National Association, an affiliate of an underwriter of this offering, Wells Fargo Securities, LLC.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to customers that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA, received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

DLA Piper LLP (US), New York, New York will provide us with an opinion as to the validity of the common stock offered under this prospectus. Ropes & Gray LLP, Boston, Massachusetts will pass upon certain legal matters related to this offering for the underwriters.

EXPERTS

The consolidated financial statements of Connecture, Inc. as of and for the years ended December 31, 2013 and 2012, and the related financial statement schedule included in this Prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements and financial statement schedule are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of DestinationRx, Inc. as of January 14, 2013 and December 31, 2012 and for the period from January 1, 2013 through January 14, 2013 and the year ended December 31, 2012, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered under this prospectus. As permitted under the rules and regulations of the SEC, this prospectus does not contain all of the information in and exhibits and schedules to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may inspect a copy of any materials we file with the SEC, including the registration statement, without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549, and copies of all or any part of these documents may be obtained from the Public Reference Room of the SEC, 100 F Street, NE, Washington, DC 20549, upon payment of fees prescribed by the SEC. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Upon completion of the offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above. We also maintain a website at www.investor.connecture.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus.

We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm and quarterly reports for the first three fiscal quarters of each fiscal year containing unaudited interim financial information. Our telephone number is (262) 432-8282.

INDEX TO FINANCIAL STATEMENTS

Page
Connecture, Inc.
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2013 and 2012	F-3
Consolidated Statements of Operations and Comprehensive Loss for the years ended December 31, 2013 and 2012	F-4
Consolidated Statements of Stockholders’ Deficit for the years ended December 31, 2013 and 2012	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2013 and 2012	F-6
Notes to Consolidated Financial Statements as of and for the years ended December 31, 2013 and 2012	F-7
Schedule II—Valuation and Qualifying Accounts	F-30
Unaudited Condensed Consolidated Balance Sheets	F-31
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss	F-32
Unaudited Condensed Consolidated Statements of Stockholders’ Deficit	F-33
Unaudited Condensed Consolidated Statements of Cash Flows	F-34
Notes to Condensed Consolidated Financial Statements	F-35

DestinationRX, Inc.
Independent Auditors’ Report	F-52
Consolidated Balance Sheets as of January 14, 2013 and December 31, 2012	F-53
Consolidated Statements of Operations and Comprehensive Loss for the period from January 1 through January 14, 2013 and the year ended December 31, 2012	F-54
Consolidated Statements of Changes in Stockholders’ Deficit for the period from January 1 through January 14, 2013 and the year ended December 31, 2012	F-55
Consolidated Statements of Cash Flows for the period from January 1 through January 14, 2013 and the year ended December 31, 2012	F-56
Notes to Consolidated Financial Statements as of January 14, 2013 and December 31, 2012, for the period from January 1, 2013 through January 14, 2013 and the year ended December 31, 2012	F-57

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Connecture, Inc. and Subsidiaries

Brookfield, Wisconsin

We have audited the accompanying consolidated balance sheets of Connecture, Inc. and Subsidiaries (the “Company”), as of December 31, 2013 and 2012, and the related consolidated statements of operations and comprehensive loss, stockholders’ deficit, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the table of contents to the consolidated financial statements. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

August 29, 2014 (November 7, 2014 as to the effects of the reverse stock split as described in Note 2)

CONNECTURE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2013 AND 2012

(In thousands, except share and per share information)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,277	$1,476
Accounts receivable—net of allowances of $266 and $144 in 2013 and 2012, respectively	20,935	6,183
Prepaid expenses and other current assets	1,010	728

Total current assets	24,222	8,387
PROPERTY AND EQUIPMENT—Net	1,974	1,441
GOODWILL	26,779	8,368
OTHER INTANGIBLE ASSETS—Net	19,414	1,431
DEFERRED IMPLEMENTATION COSTS	19,899	4,496
OTHER ASSETS	1,945	2

TOTAL ASSETS	$94,233	$24,125

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$8,445	$2,732
Accrued payroll and related liabilities	6,397	4,551
Other liabilities	7,737	1,501
Current maturities of debt	5,431	194
Deferred revenue	43,528	11,937

Total current liabilities	71,538	20,915
DEFERRED REVENUE	44,327	28,133
DEFERRED TAX LIABILITY	15	11
LONG-TERM DEBT	32,818	5,562
OTHER LONG-TERM LIABILITIES	1,844	68

Total liabilities	150,542	54,689

COMMITMENTS AND CONTINGENCIES (Note 7)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Series A convertible preferred stock	27,769	25,712
Series B convertible preferred stock	21,976	20,348

Total redeemable convertible preferred stock	49,745	46,060

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value, 54,700,000 and 52,500,000 shares authorized as of December 31, 2013 and 2012, respectively, and, 184,051 shares issued and outstanding as of both December 31, 2013 and 2012	1	1
Additional paid-in capital	9,013	12,059
Accumulated deficit	(115,068)	(88,684)

Total stockholders’ deficit	(106,054)	(76,624)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$94,233	$24,125

The accompanying notes to the consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In thousands, except share and per share information)

	2013	2012
REVENUE	$58,326	$29,626
COST OF REVENUE	50,173	22,886

GROSS MARGIN	8,153	6,740

OPERATING EXPENSES:
Research and development	11,806	7,371
Sales and marketing	6,800	6,644
General and administrative	12,187	7,492

Total operating expenses	30,793	21,507

LOSS FROM OPERATIONS	(22,640)	(14,767)
INTEREST EXPENSE	4,644	1,992

LOSS BEFORE BENEFIT FOR INCOME TAXES	(27,284)	(16,759)
BENEFIT FOR INCOME TAXES	900	3

NET LOSS	$(26,384)	$(16,756)

COMPREHENSIVE LOSS	$(26,384)	$(16,756)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(163.37)	$(14.05)

Pro forma (unaudited)
Basic and diluted	$(1.58)

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted	184,051	1,353,862

Pro forma (unaudited)
Basic and diluted	16,704,992

The accompanying notes to the consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(In thousands, except share and per share information)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
BALANCES—January 1, 2012	56,856,181	$171	$17,239	$(71,928)	$(54,518)
Preferred Stock dividends, Series D and Series D-1 Preferred Stock	—	—	(786)	—	(786)
2010 stock option plan exercise	11,379,000	34	466	—	500
Reverse stock split	(4,600,388)	(204)	204	—	—
Shares exchanged for Series A preferred stock	(8,047,593)	—	1,258	—	1,258
Shares exchanged for Series B preferred stock	(55,403,149)	—	(5,546)	—	(5,546)
Preferred Stock dividends, Series A and Series B Preferred Stock	—	—	(1,476)	—	(1,476)
Stock-based compensation expense	—	—	700	—	700
Net loss	—	—	—	(16,756)	(16,756)

BALANCES—December 31, 2012	184,051	1	12,059	(88,684)	(76,624)
Preferred Stock dividends, Series A and Series B Preferred Stock	—	—	(3,685)	—	(3,685)
Stock-based compensation expense	—	—	639	—	639
Net loss	—	—	—	(26,384)	(26,384)

BALANCES—December 31, 2013	184,051	$1	$9,013	$(115,068)	$(106,054)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands)

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(26,384)	$(16,756)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	4,710	1,013
Bad debt expense	25	135
Stock-based compensation expense	639	700
Deferred tax benefit	(1,197)	(1)
Interest accretion on financing obligations	2,474	—
Change in fair value of warrants	—	892
Change in operating assets and liabilities, net of acquisition:
Accounts receivable	(11,340)	(495)
Prepaid expenses and other assets	(989)	(512)
Deferred implementation costs	(15,403)	(4,496)
Accounts payable	5,573	1,244
Accrued expenses and other liabilities	1,754	2,790
Deferred revenue	41,840	13,181

Net cash provided by (used in) operating activities	1,702	(2,305)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,217)	(1,081)
Business acquisition, net of cash acquired	(25,879)	—

Net cash used in investing activities	(27,096)	(1,081)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving line of credit	7,626	24,270
Repayments under revolving line of credit	(4,517)	(24,270)
Borrowings of term debt	32,300	—
Repayments of term debt	(7,319)	(806)
Payment of capital lease obligations	(463)	—
Financing fees paid	(1,182)	—
Repurchase of warrants	(250)	—
Proceeds from stock option exercises	—	500
Issuance of Series B preferred stock	—	4,000

Net cash provided by financing activities	26,195	3,694

NET INCREASE IN CASH AND CASH EQUIVALENTS	801	308
CASH AND CASH EQUIVALENTS—Beginning of year	1,476	1,168

CASH AND CASH EQUIVALENTS—End of year	$2,277	$1,476

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$2,020	$957

Cash paid for income taxes	$53	$93

Non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	$—	$167

Accrued preferred stock dividends	$3,685	$2,262

Acquisition consideration	$6,309	$—

Capital leases	$1,232	$—

The accompanying notes to the consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Dollars in thousands, except share and per share information)

1. DESCRIPTION OF BUSINESS

Description of Business—Connecture, Inc. and its subsidiaries, including DestinationRx, Inc., or DRX, RxHealth Insurance Agency, Inc., and Insurix, Inc. (collectively, the “Company”) is a Delaware corporation. The Company is a web-based consumer shopping, enrollment and retention platform for health insurance distribution. The Company’s solutions support the industry evolution towards a consumer-centric experience that is transforming how health insurance is purchased and distributed. The Company’s solutions offer a personalized health insurance shopping experience that recommends the best fit insurance plan based on an individual’s preferences, health status, preferred providers, medications and expected out-of-pocket costs. The Company’s customers are health insurance marketplace operators, such as health plans, brokers and exchange operators. The Company’s solutions automate key functions in the health insurance distribution process, allowing its customers to price and present plan options accurately to consumers and efficiently enroll, renew and manage plan members.

On January 15, 2013, the Company acquired DRX, a provider of web-based shopping and enrollment systems for consumers of Medicare health plans, as well as those used to compare name brand pharmaceuticals with therapeutic alternatives. This acquisition offers an integrated distribution platform for multiple health insurance marketplace operators, including health plans, brokers and exchange operators.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Presentation—On October 20, 2014, the Company filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission, or SEC, for the proposed initial public offering, or IPO, of shares of its common stock. If the Company’s IPO is consummated, all of the redeemable convertible preferred stock outstanding will convert into common stock on a three-for-one basis.

The unaudited pro forma net loss per common share for the year ended December 31, 2013 assumes completion of the IPO and (i) the conversion of all 44,584,626 of outstanding shares of redeemable convertible preferred stock into an aggregate of 14,861,539 shares of common stock (on a three-for-one basis) and (ii) additional shares of common stock the issuance of which would be necessary to pay the estimated dividends of $9.0 million accruing through the closing of the Company’s initial public offering on outstanding shares of the Company’s Series A and B preferred stock, respectively, along with additional shares of common stock the issuance of which would be necessary to pay the $3.0 million DRX Seller Note and $1.3 million Related Party Bridge Notes on the January 2015 and June 2015 scheduled maturities, as disclosed in Note 8 and Note 16, respectively, to these consolidated financial statements, both of which are calculated using the initial offering price of $8.00 per share. The above common stock equivalents are assumed outstanding as of January 1, 2013 for purposes of computing the unaudited pro forma net loss per common share.

Interest accruing on the DRX Seller Note and Related Party Bridge Notes disclosed in Note 8 and Note 16, respectively, to these consolidated financial statements, through the closing of the Company’s initial public offering is immaterial and therefore excluded from the calculated pro forma basic and diluted net loss per common share.

The Company believes that the unaudited pro forma net loss per common share provides relevant information to investors because the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the Company’s IPO and, therefore, the disclosure of pro forma net loss per common share provides a measure of net loss per common share that is more comparable to what will be reported as a public company.

Basis of Presentation—The consolidated financial statements include the accounts of Connecture, Inc. and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

In November 2014, the Company’s Board of Directors approved a three-for-one reverse stock split to be effective November 6, 2014. Upon the effectiveness of the reverse stock split, (i) every three shares of outstanding common stock was combined into one share of common stock with any fractional shares rounded down to the nearest whole share, (ii) the number of common stock into which each outstanding warrant or option was exercisable was proportionately reduced, (iii) the exercise price of each warrant or option was proportionately increased, and (iv) the conversion ratio for each preferred stock outstanding was proportionately adjusted. Unless otherwise indicated, all of the share numbers, share prices and exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this three-for-one reverse stock split.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make extensive estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Interest-bearing amounts on deposit in excess of federally insured limits as of December 31, 2013 approximated $1,775.

Accounts Receivable and Allowance for Doubtful Accounts—The Company’s normal and customary terms for customer payment is 30 days. The outstanding accounts receivable can vary significantly based on timing of billing milestones, renewals and other factors. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are based on the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, customer creditworthiness, and current economic trends. The Company writes off uncollectible receivables after all reasonable efforts are made to collect payment.

Property and Equipment—Property and equipment are stated at historical cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to five years. Repairs and maintenance are charged to expense as incurred and major leasehold improvements are capitalized and amortized over the remaining term of the lease or their estimated useful lives, whichever is shorter. The Company records a gain or loss on the disposal of property and equipment based on the difference between the proceeds received, if any, and the net book value of the assets disposed on the date of disposal.

Impairment of Long-Lived Assets—The Company evaluates its long-lived assets for potential impairment when impairment indicators exist. Potential impairment is assessed when there is evidence that events or changes in circumstances have occurred that indicate that the carrying amount of an asset may not be recovered. The Company had no impairments during the years ended December 31, 2013 and 2012.

Intangible Assets—Intangible assets with definite lives are amortized using the straight-line method over their estimated useful lives, ranging from three to ten years. The carrying amount of intangible assets are reviewed whenever circumstances arise that indicate the carrying amount of an asset may not be recoverable. Recoverability of intangible assets is compared to the undiscounted future cash flows the assets are expected to generate. If the asset is considered to be impaired, the carrying value is compared to the fair value and this difference is recognized as an impairment loss. The Company had no impairments of intangible assets during the years ended December 31, 2013 and 2012.

Goodwill—Goodwill represents the excess of purchase price over the fair value of identifiable net assets acquired and liabilities assumed in a business combination. Goodwill is tested for impairment at a reporting unit level.

The Company evaluates goodwill for impairment on an annual basis, or more frequently if an event or circumstance changes that would indicate that goodwill might be impaired. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicator, competition, sale or disposition of a significant portion of the business, or other factors.

In 2013, the Company changed its annual goodwill impairment test date from December 31 to October 31. The selection of October 31 is preferable as it aligns the timing of the annual impairment test with the completion of the Company’s planning and budgeting process, and will allow the Company to utilize updated business plans that result from the budget process to estimate the fair value of the reporting units on a more timely basis.

No impairment was identified in the years ended December 31, 2013 and 2012.

Financial Instruments and Concentration of Credit Risk—The estimated fair values of the Company’s financial instruments, which include cash equivalents, accounts receivable and accounts payable, approximate their carrying values due to the short-term nature of these instruments.

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents and accounts receivable. The Company’s credit risk is managed by investing its cash and cash equivalents in high quality money market instruments with established financial institutions. Concentrations of credit risk related to accounts receivable are limited to several customers to whom the Company makes substantial sales.

The Company has not experienced any material losses related to receivables from individual customers, geographic regions or groups of customers. As of and for the year ended December 31, 2013, the Company had one customer that accounted for approximately 10% of total revenue and total accounts receivable. The following table summarizes the customers that individually comprise greater than 10% of total revenue and/or total accounts receivable as of and for the year ended December 31, 2012:

	2012
Customers	Revenue	Accounts Receivable
A	21%	26%
B	7	16
C	8	14

Advertising Costs—Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2013 and 2012, approximated $368 and $142, respectively.

Fair Value Measurements—Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, “Fair Value Measurements”, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing the Company’s asset or liability based on independently derived and objectively determinable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those of the Company are traded. The input hierarchy is broken down into three levels based on the degree to which the exit price is independently observable or determinable as follows:

Level 1—Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, they do not entail a significant degree of judgment. The Company has no Level 1 financial instrument assets or liabilities.

Level 2—Valuation based on quoted market prices of investments that are not actively traded or for which certain significant inputs are not observable, either directly or indirectly, such as municipal bonds. The Company has no Level 2 financial instrument assets or liabilities.

Level 3—Valuation based on inputs that are unobservable and reflect management’s best estimate of what market participants would use as fair value. The Company’s only Level 3 financial instrument is the DRX acquisition contingent consideration (See Note 4).

Revenue Recognition—The Company’s revenue is derived from four sources: (a) the sales of implementation and ongoing support of the Company’s software automation solutions; (b) fees from brokers for the right to access our multi-payer quoting platform; (c) a government cost-plus-fixed-fee contract; and (d) commissions. In all contractual arrangements, the Company determines whether persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and collection is probable. If any of these criteria are not met, the Company does not recognize revenue until all of the criteria are met.

a) Software Automation Solutions Fees

Contractual terms for the delivery and ongoing support of the Company’s software automation solutions generally consist of multiple components including: (a) software license fees (non-hosted arrangements), (b) software maintenance fees, (c) software usage fees, (d) professional services fees, (e) hosting fees and (f) production support fees.

Software license fees represent amounts paid for the right to use the solution. Software usage fees represent amounts paid to cover only a specific period of time, after which usage and access rights expire. Software maintenance fees typically accompany software license fees and represent amounts paid for the right to receive commercially available updates and upgrades to the solution. Professional services fees represent amounts charged for services performed in connection with the configuration, integration and implementation of the solutions in accordance with customer specifications. Hosting fees represent fees related to post implementation hosting and monitoring of the solution. Production support fees are charged for the ongoing rate, benefits and related content management of the platform.

The Company’s contracts with its customers typically bundle multiple services and are generally priced on a fixed fee basis. The term over which the Company is committed to deliver these services can range from several months to several years.

The majority of the Company’s software automation solution services sold in the Enterprise/Commercial and Medicare segments are arrangements in which the Company hosts the web-based software automation solution and the customer pays a fee for access to and usage of the web-based software. The ownership of the technology and rights to the related code of such hosted web-based software remain with the Company and a customer has no contractual right to take possession of the software and run it on its own hardware platform. These arrangements are referred to as hosted arrangements and are accounted for as software-as-a-service under ASC 605, Revenue Recognition. A small percentage of the Company’s software automation solutions, sold primarily in the Enterprise/State segment, are arrangements in which the software is not hosted on the Company’s infrastructure. These arrangements include the licensed use of the software and are subject to accounting under ASC 985, Software Revenue Recognition.

For all arrangements (whether hosted or non-hosted) that include multiple elements, the Company evaluates each element in an arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable. Elements generally include implementation services, software licensing or usage fees and maintenance or other services.

Accounting guidance for multiple element arrangements containing hosted software provide a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence of selling price is used to establish the selling price if it exists. If VSOE and third-party evidence do not exist, the Company allocates the arrangement fee to the separate units of accounting based on its best estimate of selling price.

For hosted arrangements with multiple elements that are separate units of accounting, VSOE and third-party evidence do not currently exist and accordingly, the Company allocates the arrangement fee to the separate units of accounting based on management’s best estimate of selling price, when available. The Company determines its best estimate of selling price for services based on its overall pricing objectives, taking into consideration market conditions and customer-specific factors and by reviewing historical data related to sales of the Company’s services.

Hosted arrangement revenue is recognized as follows by revenue element:

•	Software usage fees and hosting fees—Recognized ratably over the longer of the customer contract or estimated customer relationship based on facts and circumstances of each relationship.

•	Professional services for new customer software solution implementation—Initially deferred and recognized ratably from completion of implementation through the longer of the customer contract or estimated customer relationship based on facts and circumstances of each relationship.

•	Professional services for modifications to existing customer software solutions—Initially deferred and then recognized in the period services are completed.

•	Production support fees—Recognized as the work is performed consistent with the contractual terms of the production support.

Multiple deliverable arrangements accounting guidance for non-hosted arrangements provide an allocation of revenue to the separate elements based upon VSOE. To date, the elements of the Company’s non-hosted arrangements, whereby the customers take possession of the software, have not been sold separately. Therefore, the contractual consideration for a delivered element for the non-hosted arrangements does not qualify as a separate unit of accounting as VSOE does not currently exist for any element of the Company’s non-hosted arrangements. Accordingly, the delivered elements are combined with the other consideration for the remaining undelivered elements as a single unit of accounting. Revenue for non-hosted arrangements is recognized once all elements are delivered over the longer of the customer contract or expected customer relationship.

b) Broker Multi-Payer Quoting Platform Fees

The Company provides an online quoting platform service to insurance brokers through its Private Exchange segment. The Company charges the brokers a monthly fee for access to the service. Revenue from the access fees is recognized in the period that the service is provided.

c) Government Cost-Plus-Fixed-Fee

The Company uses a percentage-of-completion method of accounting for its federal government contract in its Medicare segment. Costs incurred to date are compared to total estimated project costs and revenue is recognized in proportion to costs incurred. The Company periodically evaluates the actual status of the project to ensure that the estimated cost to complete each contract remains accurate and estimated losses, if any, are recognized in the period in which such losses are determined. There was no unbilled revenue as of the consolidated balance sheet dates, relating to the government contract.

d) Commissions

Within the Private Exchange segment, the Company earns commissions on annual employee enrollments in which the Company’s health plan network and software solutions are used in connection with each enrollment. Commissions are recorded in the period the enrollment is completed.

Cost of Revenue—Cost of revenue primarily consists of employee compensation and benefits, professional services costs and depreciation and amortization of assets directly associated with generating revenue. In addition, the Company allocates a portion of overhead, such as rent, facility depreciation and utilities, to cost of revenue based on employee salary.

Deferred Implementation Costs—The Company’s accounting policy is to capitalize direct, incremental employee labor and fringe benefits along with third-party independent contractor costs related to implementing new customer software solutions, to the extent that they are deemed recoverable. Deferred implementation costs as of December 31, 2013 and 2012 are $19,899 and $4,496, respectively due to the increase in customer implementations. Deferred implementation costs are amortized over the respective term of the related customer contract arrangement consistent with the recognition of deferred revenue.

Stock-Based Compensation—The Company applies a fair-value based measurement method in accounting for share-based payment transactions with employees. Compensation cost is recognized based on the grant-date fair value, amortized on a straight-line basis over the options’ vesting period.

Preferred Stock Dividends—Given the Company’s accumulated deficit, the Company’s accounting policy is to record the mandatorily payable dividends as a reduction of additional paid-in capital (APIC) until such point where APIC is zero with the offset as an increase to redeemable preferred stock on the consolidated balance sheets. Once APIC is reduced to zero any remaining dividends would increase the Company’s accumulated deficit.

Software Development Costs—The Company accounts for internally generated software development costs in accordance with ASC Subtopic 985-20, Costs of Software to be Sold, Leased, or Marketed. Capitalization of software development costs begins upon the establishment of technological feasibility, which the Company defines as the development of a working model and the completion of testing the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by Company management with respect to certain external factors, including, but not limited to, anticipated future gross revenue, estimated economic life, and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. As of December 31, 2013 and 2012, there were no capitalized and unamortized software development costs.

Comprehensive Loss—The Company’s net loss equals comprehensive loss for the years ending December 31, 2013 and 2012.

Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change becomes enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company’s policy for recording interest and penalties associated with uncertain tax positions is to record such items in income tax expense.

Basic and Diluted Net Loss Per Common Share—The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Holders of each series of the Company’s redeemable convertible preferred stock are entitled to participate in distributions, when and if declared by the board of directors, that are made to common stockholders, and as a result are considered participating securities.

Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses. Due to net losses for the years ended December 31, 2012 and 2013, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

New Accounting Standards—In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue From Contracts With Customers (Topic 606), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The ASU becomes effective for the Company at the beginning of its 2017 fiscal year; early adoption is not permitted. The Company is currently assessing the impact that this standard will have on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205), on reporting discontinued operations and disclosures of disposals of components of an entity. The new guidance changes the requirements for reporting discontinued operations. A discontinued operation may include a component of an entity or a group of components of an entity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results and when the component or group of components meets the criteria to be classified as held for sale, is disposed by sale or is disposed of by other than by sale. This guidance is effective on a prospective basis for annual periods beginning January 1, 2015. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, providing guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. We do not expect the adoption of the amendments in this ASU to have a significant impact on our consolidated financial statements.

3. NET LOSS PER COMMON SHARE

Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Year Ended December 31,
Anti-Dilutive Common Share Equivalents	2013	2012
Redeemable convertible preferred stock	14,861,539	12,286,394
Stock options	576,809	—
Warrant to purchase common stock	132,095	101,455

Total anti-dilutive common share equivalents	15,570,443	12,387,849

Basic and diluted net loss per common share is calculated as follows:

	Year Ended December 31,
	2013	2012
Numerator:
Net loss	$(26,384)	$(16,756)
Less: Preferred stock dividends	3,685	2,262

Net loss attributable to common stock	$(30,069)	$(19,018)

Denominator:
Weighted-average common shares outstanding, basic and diluted	184,051	1,353,862

Net loss per common share, basic and diluted	$(163.37)	$(14.05)

The basic and diluted weighted-average common shares outstanding for the years ended December 31, 2013 and 2012 have been adjusted to assume the August 2012 twenty-six-for-one and the November 2014 three-for-one reverse stock splits occurred as of the beginning of the period presented, or at the time of basic or dilutive security issuance, if later.

Pro forma Net Loss per Common Share (Unaudited)—The numerator and denominator used in computing the unaudited pro forma net loss per common share for the year ended December 31, 2013 have been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock into common stock on a three-for-one basis as of the beginning of the period presented. Pro forma net loss per common share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

Year Ended December 31, 2013
(Unaudited)
Numerator:
Net loss attributable to common stock	$(26,384)
Denominator:
Historical denominator for basic and diluted net loss per common share—weighted-average common shares	184,051
Plus: assumed conversion of redeemable convertible preferred stock to common stock	14,861,539
Plus: Number of share whose proceeds will be used to pay cumulative dividends(a)	1,128,152
Plus: Number of shares whose proceeds will be used to repay debt(b)	531,250

Denominator for pro forma basic and diluted loss per common share	16,704,992

Pro forma basic and diluted net loss per common share	$(1.58)

(a) Represents the additional shares of Common Stock the issuance of which would be necessary to pay the estimated dividends of $5.0 million and $4.0 million accruing through the closing of the Company’s initial public offering on outstanding shares of the Company’s Series A and B preferred stock, respectively, at the initial offering price of $8.00 per share.

(b) Represents the additional shares of Common Stock the issuance of which would be necessary to pay the DRX Seller Note and Related Party Bridge Notes disclosed in Note 8 and Note 16, respectively, to these consolidated financial statements, at the initial offering price of $8.00 per share. Interest accruing on the DRX Seller Note and Related Party Bridge Notes through the closing of the Company’s initial public offering is immaterial and excluded from the calculated pro forma basic and diluted net loss per common share.

4. DRX ACQUISITION

On January 15, 2013, the Company completed the stock acquisition of DRX, for a cash purchase price of $27,000 plus a $3,000 note payable to sellers (subject to adjustment), a $1,000 deferred cash purchase price, and contingent consideration of up to $3,000.

The contingent consideration consists of two annual earn-out payments based on actual 2013 and 2014 DRX revenue exceeding contractual targets. The contingent consideration is measured at fair value on a recurring basis, using Level 3 inputs (Defined in Note 2). The Company arrived at recorded fair value measurements using a probability-weighted estimate of future DRX revenue and resulting contingent earn-out payments, discounted at a risk-adjusted rate. The following is the change in the total recorded contingent consideration during the year ended December 31, 2013:

2013
Beginning of year	$—
Earn out related to acquisition	2,570
Accretion	262
Payment	—

End of year	$2,832

The amount of the annual 2013 earn-out is $2,000 recorded in other liabilities on the consolidated balance sheet as of December 31, 2013.

The preliminary allocation of the purchase price for DRX as of December 31, 2013, is as follows:

2013
Cash and cash equivalents	$1,121
Trade accounts receivable	3,437
Prepaid expenses and other current assets	202
Intangible assets	20,400
Goodwill	18,411
Other long-term assets	443
Accounts payable and other current liabilities	(8,481)
Deferred tax liability	(1,201)
Other long-term liabilities	(1,023)

Total purchase price	$33,309

The goodwill is primarily attributable to synergies with the software and services that DRX provides and the anticipated value of selling the Company’s software and services to DRX’s existing client base. The goodwill and intangible assets have been assigned to the Medicare and Private Exchange operating segments. The goodwill and intangible assets are not deductible for income tax purposes.

The values allocated to intangible assets, are as follows:

Gross	Carrying Amount	Weighted- Average Useful Life
Customer relationships	$6,600	10 years
Acquired technology	10,300	5 years
Covenants not to compete	700	2.5 years
Trademarks	2,800	10 years

The Company is working to resolve a customary escrow provision and performing an ongoing tax analysis to value acquired net operating losses due to Internal Revenue Code limits on the amount of acquired DRX net operating losses and tax credit carryforwards that may be used in future years, because of the current and prior substantive ownership changes of DRX.

Revenue and net income attributable to DRX from acquisition date through December 31, 2013 were approximately $21,000 and $3,000, respectively. The following unaudited supplemental pro forma information presents the Company’s results of operations as though the acquisition of DRX had occurred on January 1, 2012. The information is not indicative of the Company’s operating results which would have occurred had the acquisition been consummated as of that date. The pro forma information below does not include anticipated synergies, the impact of purchase accounting adjustments or certain other expected benefits of the acquisition and should not be used as a predictive measure of the Company’s future results of operations.

(In thousands, except per share data)	Pro Forma Unaudited 2012
Total revenue	$46,909
(Loss) from operations	(16,590)
Net (loss)	(21,072)
Net (loss) per share—basic and diluted	$(15.56)

The pro forma financial information has been adjusted, where applicable, for: (i) amortization of acquired intangible assets, (ii) additional interest expense on acquisition financing, and (iii) the income tax effect of the pro forma adjustments.

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2013 and 2012:

	2013	2012
Furniture and fixtures	$449	$259
Computer equipment	2,480	1,457
Leasehold improvements	430	376

Property and equipment—gross	3,359	2,092
Accumulated depreciation	(1,385)	(651)

Property and equipment—net	$1,974	$1,441

Depreciation expense for the years ended December 31, 2013 and 2012 was approximately $852 and $500, respectively.

6. GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill—The year-over-year increase in the carrying value of Medicare and Private Exchange goodwill resulted from the January 15, 2013 DRX acquisition (See Note 4). The Company has no accumulated goodwill impairments as of December 31, 2013 or 2012.

	Total	Enterprise: Commercial	Enterprise: State	Medicare	Private Exchange
Balance as of January 1, 2012	$8,368	$7,732	$—	$—	$636

Balance as of December 31, 2012	8,368	7,732	—	—	636

Acquisition	18,411	—	—	14,711	3,700

Balance as of December 31, 2013	$26,779	$7,732	$—	$14,711	$4,336

Other Intangible Assets—Other intangible assets consist of the following as of December 31, 2013:

	Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships	3–10	$7,298	$(906)	$6,392
Covenants not to compete	2.5–5	800	(327)	473
Acquired technology	3–5	11,792	(2,966)	8,826
Trademarks	10	2,800	(268)	2,532
Software	3	1,626	(435)	1,191

Other intangible assets—net		$24,316	$(4,902)	$19,414

Other intangible assets consist of the following as of December 31, 2012:

	Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships	3–10	$698	$(213)	$485
Covenants not to compete	5	100	(38)	62
Acquired technology	3–5	1,492	(752)	740
Software	3	185	(41)	144

Other intangible assets—net		$2,475	$(1,044)	$1,431

Amortization expense for the years ended December 31, 2013 and 2012, was $3,858 and $513, respectively, and has been recorded in cost of revenue and general and administrative expenses.

Estimated future amortization expense for the Company’s intangible assets is as follows:

Year Ending December 31	Amount
2014	$4,126
2015	3,984
2016	3,234
2017	3,060
2018 and thereafter	5,010

Total future amortization expense	$19,414

7. COMMITMENTS AND CONTINGENCIES

Capital Leases—As of December 31, 2013, capital lease obligations consisted of the following:

7.98% lease obligation on ERP software, expiring July 2016, payable in variable monthly installments.	$853
Various lease obligations on computer equipment and office furniture, expiring April 2017, payable in fixed monthly installments bearing interest of 3.7% to 11.8%	122

975
Less current maturities	(524)

Long-term portion	$451

Future minimum capital lease payments are as follows:

Years Ended December 31	Amount
2014	$524
2015	440
2016 and thereafter	92

1,056
Less amount representing interest	(81)

Total	$975

The Company’s most significant capital lease relates to the 2013 lease of enterprise resource planning, or ERP, software. The leased software asset is included in other intangible assets—net, in the accompanying December 31, 2013 consolidated balance sheet as follows:

ERP Software	$1,232
Less accumulated amortization	(342)

Total	$890

Amortization of the software asset under capital lease totaled $342 for the year ended December 31, 2013, and is included in general and administrative expenses in the accompanying consolidated statements of operations.

In addition to the accounting software capital lease obligation the Company is separately contracted with third-parties for maintenance and hosting obligations of approximately $30 per month through September 2017. The monthly maintenance and hosting obligations are cancellable for an immaterial amount, with customary advance notice to the maintenance and hosting vendors.

Operating Leases—The Company leases office space under operating leases that expire at various dates through 2025. Rent expense for the years ended December 31, 2013 and 2012, was approximately $1,439 and $785, respectively.

Future minimum lease payments under non-cancelable operating leases with initial or remaining terms equal to or exceeding one year are as follows:

Year Ending December 31	Operating Leases
2014	$1,520
2015	1,292
2016	1,312
2017	1,183
2018 and thereafter	5,264

Total minimum lease payments	$10,571

The leases provide for escalating rent over the term of the leases. The rent costs associated with such leases are aggregated and recognized on a straight-line basis over the lease term. The difference between the monthly rent payment and the straight-line rent requires an accrual of rent to be recognized and then amortized over the term of the lease.

Accrued straight-line rent as of December 31, 2013 and 2012 amounted to approximately $227 and $20, respectively, and is included in other long-term liabilities in the accompanying consolidated balance sheets.

Letter of Credit—As security for certain leased property, the Company was required to provide a lessor an unconditional and irrevocable letter of credit in the amount $200 as of December 31, 2013.

Deposits—From time to time the Company has been required to remit security deposits as a condition of certain of its office leases. The deposits are included in other assets on the balance sheet and amount to approximately $740 as of December 31, 2013.

Indemnifications—The Company provides certain indemnifications from time to time in the normal course of business to its customers in its professional services and software license agreements and to strategic partners through certain insurance industry association marketing agreements that contain certain indemnifications for claims that may arise from acts or omissions, patent or trademark infringement, breach of contractual representations and warranties or intentional or grossly negligent acts. These indemnifications may require the Company to reimburse the indemnified party for losses suffered or incurred by the indemnified party. The Company has not had an indemnification claim, and does not expect to have a material claim in the future. As such, the Company has not recorded any liability for these indemnifications in the consolidated financial statements.

In August 2013, a client of the Company’s acquired DRX subsidiary tendered a demand for indemnification for a claim filed against the client arising from the alleged incorrect ranking of plans on the client’s Medicare Part D website. DRX designed and hosted the interactive website. No specific damages were asserted in the claim, and the claim relates to services provided to the client prior to the Company’s acquisition of DRX. The DRX sellers have specifically indemnified the Company for any liability arising from this matter in the DRX Agreement and Plan of Merger. As of December 31, 2013, the Company has not accrued a loss contingency for this matter as a loss is not deemed probable or estimable.

Litigation—In the normal course of business, the Company and its subsidiaries are named as defendants in lawsuits and are party to contract terminations and settlements in which claims are or may be asserted against the Company. In the opinion of management, the liabilities, if any, which may ultimately result from such lawsuits and contract terminations are not expected to have a material effect on the Company’s consolidated financial statements.

8. DEBT

Debt consisted of the following as of December 31, 2013 and 2012:

	2013	2012
Senior term loans	$21,375	$—
Senior revolving credit facilities	4,306	—
Subordinated loans	12,568	5,756

	38,249	5,756
Less: current maturities of debt	(5,431)	(194)

Long-term debt	$32,818	$5,562

Senior Debt—On January 15, 2013, the Company entered into a bank credit facility to provide for short-term working capital and long-term investment needs (the “Credit Facility” as amended and restated from time-to-time). The Credit Facility replaced the Company’s previous bank facility (the “Loan Agreement”), which was paid in full on January 15, 2013.

The Credit Facility provides for $22,500 of term loans (the “Senior Term Loans”) and $5,000 of revolving credit (the “Senior Revolving Credit Facility”) through January 15, 2018 (the “Maturity Date”). The Senior Term Loans require quarterly principal payments of $281 commencing on March 31, 2013, with the unpaid principal balance payable in full on the Maturity Date.

The Senior Term Loans accrue interest at a rate based on LIBOR plus a LIBOR Margin payable monthly. The Senior Revolving Credit Facility accrues interest monthly at a rate based on LIBOR, the Fed Funds Rate or bank’s Prime Rate. The interest rate on the outstanding Senior Term Loans and Senior Revolving Credit Facility advances were 6.00% to 7.75% as of December 31, 2013.

The Credit Facility contains customary representations, warranties and covenants of the Company, as well as various limitations on the activities of the Company as they relate to additional indebtedness, junior liens, investments, capital expenditures, and mergers and acquisitions. Furthermore, the Credit Facility does not permit the payment of cash dividends. As of December 31, 2013, the Company was not in compliance with financial covenants, and subsequent to year-end, the noncompliance was waived (See Note 16).

THL Promissory Note—On March 18, 2013 the Company entered into a Senior Subordinated Term Loan Agreement with THL Corporate Finance, Inc., or the THL Note, for total proceeds of $10,000 less $200 of original issue discount, or OID, to finance the repayment of the Harbert Notes and to provide working capital. The THL Note maturity date is July 15, 2018, with the principal balance payable in full at the maturity date. Interest on the THL Note accrues at a variable rate of LIBOR plus a LIBOR Margin, as defined, and is payable monthly. As of December 31, 2013, the rate was 10.0% and the outstanding balance, net of OID, was $9,829.

DRX Seller Note—On January 15, 2013, the Company entered into a subordinated promissory note with the sellers of DRX (the “DRX Seller Note”). The $3,000 principal amount is subject to adjustment upon resolution of the Closing Day Working Capital, as defined in the Company’s purchase agreement with the DRX sellers. As of December 31, 2013, the principal adjustment reduced the DRX Seller Note by $261 to $2,739. The adjusted principal accrues interest at 8.0% and is payable with the adjusted principal on the January 15, 2015 maturity date.

Harbert Note—On February 16, 2011, the Company entered into a promissory note with Harbert Mezzanine Partners (the “Harbert Note” as amended from time to time) for total proceeds of $6,000 to finance the cash portion of a prior acquisition and to provide working capital. Interest accrued on the Harbert Note at a rate of 13.5% and was payable monthly. Simultaneous with the Harbert Note the Company issued four warrants for 2,478,699, 527,250, 580,660 and 409,203 shares of Common, Series C Preferred, Series D Preferred and Series D-1 Preferred stock, respectively. The fair value of the warrants on the issuance date amounted to approximately $701, recognized on the balance sheet as a discount on notes payable to be amortized to interest expense over the term of the Harbert Note using the effective interest rate method. As of December 31 2012, unamortized note discount amounted to approximately $438 and the balance outstanding on the Harbert Note was $6,000.

On January 15, 2013, the Harbert Note was amended to include a warrant to purchase shares of Series A and Series B Preferred Stock and common stock equivalent to 4.5% of the fully diluted outstanding shares of the Company, in the event the Harbert Note was not paid in full by July 1, 2013. On March 15, 2013, the Harbert Note was paid in full and the warrant was purchased for $250 by the Company and retired.

Insurix Seller Notes—On February 16, 2011, the Company entered into promissory notes (the “Insurix Notes” as amended from time to time) with the sellers of Insurix totaling $1,000 with an interest rate of 4% plus the Prime Rate, payable monthly. Principal payments on the Insurix notes are to occur at various amounts and dates through the maturity date of February 1, 2014. Payment for the obligations under the Insurix Notes is secured by the assets of the Company and the notes are subordinate to, in order of preference, the Loan Agreement and the Harbert Note. As of December 31, 2012, $194 was outstanding on the Insurix Notes. The Insurix Notes were paid in full during 2013.

Future principal payments on debt as of December 31, 2013, are as follows:

Years Ending December 31
2014	$5,431
2015	3,864
2016	1,125
2017	844
2018	27,156

38,420
Less original issue discount	(171)

Total	$38,249

Based on rates for instruments with comparable maturities and credit quality, which are classified as Level 2 inputs (Defined in Note 2), the estimated fair value of the Company’s total debt was approximately $37,300 as of December 31, 2013.

Subsequent to year-end, the Credit Facility and THL Note were amended (See Note 16).

9. RECAPITALIZATION

On August 3, 2012, the Company completed a recapitalization which included the following transactions:

The Company authorized the issuance of 25,000,000, 20,000,000, and 52,500,000 shares of Series A Preferred Stock, Series B Preferred Stock, and Common Stock, respectively.

Certain stockholders exchanged 94,689,947 shares of Series C, Series D, and Series D-1 Preferred Stock for 23,966,622 shares of Series A Preferred Stock, which comprised approximately 51% of fully diluted ownership of the Company. In addition, 8,047,593 shares of Common Stock were exchanged for 921,451 shares of Series A Preferred Stock.

Certain stockholders of the Company exchanged 165,375,473 shares of Series C, Series D, Series D-1 Preferred Stock, and Common Stock for 12,666,520 shares of Series B Preferred Stock. All previously issued and outstanding warrants for the purchase of Common Stock, Series C, Series D and Series D-1 Preferred Stock were exercised and simultaneously exchanged for 1,736,298 shares of Series B Preferred Stock. In addition, 11,299,000 options to purchase Common Stock were exercised and simultaneously exchanged for 1,293,735 shares of Series B Preferred Stock. Following these exchanges, holders of the Series B Preferred Stock (collectively the “Sellers”), comprised approximately 33% of fully diluted ownership of the Company. The Sellers then sold 15,696,553 shares of Series B Preferred Stock to a new investor in the Company.

Following the completion of these transactions, the Company issued 2,000,000 shares of Series B Preferred Stock to the new investor and 2,000,000 shares of Series B Preferred Stock to an existing investor in an offering raising $4,000 of cash.

Following these exchange transactions, all of the shares of Series C, Series D and Series D-1 Preferred Stock were retired, and the Company effected a 26 for 1 reverse stock split of all issued and outstanding shares of Common Stock.

Upon completion of the recapitalization transactions, the following classes of stock were issued and outstanding:

24,888,073 shares of Series A Preferred Stock were issued and outstanding

19,696,553 shares of Series B Preferred Stock were issued and outstanding

184,051 shares of Common Stock were issued and outstanding

The basic and diluted weighted-average common shares outstanding for the years ended December 31, 2013 and 2012 have been adjusted to assume the August 2012 and November 2014 reverse stock splits occurred as of the beginning of the period presented, or at the time of basic or dilutive security issuance, if later.

10. REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of December 31, 2013 and 2012, the Company has authorized the issuance of 46,800,000 and 45,000,000 shares, respectively, of Preferred Stock, par value of $0.001 per share. The following table summarizes the number of shares designated, issued and outstanding as of December 31, 2013 and 2012:

Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock)—26,100,000 and 25,000,000 shares designated as of December 31, 2013 and 2012, respectively	24,888,073
Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock)—20,700,000 and 20,000,000 shares designated as of December 31, 2013 and 2012, respectively	19,696,553

Total preferred stock shares issued and outstanding	44,584,626

The rights and preferences of the Series A and B Preferred Stock (collectively, the “Preferred Stock”) are as follows:

Conversion—Each class of the Preferred Stock is convertible into common stock based on a rate which equals the quotient obtained by dividing the purchase price per share (subject to appropriate adjustment in the amount of any stock dividend, stock split, combination or other similar recapitalization) of the respective stock class by the Conversion Price. As of December 31, 2013 and 2012, the Conversion Price and the as-adjusted purchase price for the Series A and Series B Preferred Stock was equal to $1.00. In connection with the November 6, 2014 three-for-one reverse common stock split the Conversion Price was increased to $3.00 such that post November 6, 2014 shares convert into common stock on a three-for-one basis with any fractional shares rounded down to the nearest whole share. Upon conversion of the Preferred Stock, any accrued but unpaid dividends shall be paid in cash to the holder upon the earlier to occur of any liquidation or winding up the Company, or a qualified initial public offering. Conversion of the Preferred Stock can occur at any time at the option of the holder and is automatic under certain circumstances, including a qualifying initial public offering. The conversion rate is subject to antidilution adjustments under certain circumstances such as the issuance of additional equity securities or for subdivisions or combinations of common stock. Such anti-dilutive adjustments are not expected to adjust the conversion rate upon the occurrence of a qualified IPO.

Dividends—Dividends accrue on the Preferred Stock at 8% per annum on the invested amount plus unpaid dividends and are cumulative whether or not declared by the Board of Directors. Dividends are payable if declared by the Board of Directors. No dividends can be declared or paid in respect of common stock unless at the same time dividends are declared and paid as to the Preferred Stock in equal per share amounts as if the Preferred Stock has been converted into common stock. Cumulative undeclared dividends were approximately $5,161 and $1,476 as of December 31, 2013 and 2012, respectively.

Voting Rights—Each outstanding share of Preferred Stock is entitled to one vote for each share of common stock into which the Preferred Stock can be converted.

Liquidation—In the event of a liquidation, sale or merger, the holders of the Preferred Stock are entitled to receive proceeds, prior to and in preference to the holders of common stock and any class of stock ranking junior to the Preferred Stock, of any funds legally available from a liquidation or the net proceeds, in the case of a sale or merger, whether in cash, securities or property, available for distribution to the stockholders of the Company or payable to the stockholders of the Company in an amount (the “Liquidation Amount”) equal to the invested amount per share plus the aggregate amount of all declared or accrued, but unpaid, dividends in respect of such shares of the Preferred Stock. Subsequent to the settlement of all preferential amounts payable to the holders of the Preferred Stock in the event of such liquidation, sale or merger of the Company, all remaining assets of the Company or proceeds of the sale or merger shall be distributed to the common stockholders and Preferred Stock holders pro rata as if such holders of the Preferred Stock were common stockholders of the Company. As of December 31, 2013 and 2012, the liquidation value of all outstanding shares of the Preferred Stock was approximately $49,700 and $46,000, respectively.

Redemption—At any time after the fifth (5th) anniversary of the original issue date of August 3, 2012, the holders of the Preferred Stock have the right to require the Company to redeem the Preferred Stock, subject to the sufficiency of legally available funds, provided that such election is made by at least a majority of the holders of the Preferred Stock and neither a liquidation, sale or merger or qualifying initial public offering has been effected prior to such date. The redemption price for each share shall be the greater of the fair market value or the Liquidation Amount of each such share as of the date of the request for redemption. The fifth anniversary of the original issue date for holders of Preferred Stock is August 3, 2017, at which point redemption rights are effective.

11. STOCKHOLDERS’ DEFICIT

Common Stock—As of December 31, 2013 and 2012, the Company has authorized the issuance of 54,700,000 and 52,500,000 shares of common stock, respectively, par value of $0.001 per share.

Reserved Shares—As of December 31, 2013 and 2012 the Company has 2,762,680 shares of common stock reserved for issuance in connection with the Company’s stock incentive plans and Series A and Series B convertible preferred stock.

In connection with the August 2012 recapitalization, all holders of options granted under the then frozen 2002 Incentive Stock Plan were paid a cash bonus in exchange for forfeiting those options as the option exercise prices were higher than fair value at the time of the recapitalization. The cash bonus totaled approximately $147 and was recognized as compensation expense in 2012.

On August 3, 2012, in connection with the recapitalization, 11,379,000 options previously granted under the 2010 Incentive Stock Plan (the “2010 Plan”) were exercised by the holders of the options and the shares simultaneously sold by the holders for cash. The vesting period on these options was accelerated to facilitate the exercise and $272 of stock-based compensation expense was recognized as a result of the accelerated vesting. The aggregate exercise price paid to exercise the options was approximately $500. In 2012, in connection with the recapitalization, the Board of Directors amended the 2010 Plan to reserve an aggregate of 215,489,084 shares for issuance under the plan; following the August 2012 26:1 and November 2014 3:1 reverse stock splits, there were 2,762,680 shares reserved for issuance under the 2010 Plan.

Activity under the Company’s stock incentive plans is summarized as follows:

	Number of Shares	Average Price(a)	Average Life (Years)(b)
Outstanding—January 1, 2012	21,029,493	$0.060	9.15
Options exercised	(11,379,000)	0.045
Options forfeited	(649,417)	0.192
Effect of reverse stock split	(8,654,880)	0.066
Options granted	1,567,320	1.866

Outstanding—December 31, 2012	1,913,516	$1.866	9.66
Options exercised	—	—
Options forfeited	(194,328)	1.866
Options granted	120,867	2.931

Outstanding as of December 31, 2013	1,840,054	$1.905	8.72

Exercisable—December 31, 2013	996,354	$1.821	8.58

(a)	Weighted-average exercise price
(b)	Weighted-average contractual life remaining

As of December 31, 2013 approximately $1,354 of total unrecognized compensation costs related to unvested awards is expected to be recognized over the remaining vesting periods, approximately three years. Aggregate intrinsic value of options outstanding as of December 31, 2013 was approximately $29,800.

The weighted average estimated fair value of the Company’s stock options granted at grant date were $15.66 per option during the year ended December 31, 2013. The consolidated statements of operations include $639 and $700 in stock-based compensation expense for the years ended December 31, 2013 and 2012, respectively.

The weighted average fair value of stock options is estimated at the date of grant using a Black-Scholes option-pricing model. Because the Company does not have a sufficient history to estimate the expected term, the Company has elected to use the simplified method for estimating expected term equal to the midpoint between the vesting period and the contractual term. The Company currently estimates volatility by using the weighted average historical volatility of comparable public companies. The risk-free interest rate is the rate available as of the option date on zero-coupon U.S. government issues with a remaining term equal to the expected term of the option. The Company has not paid dividends in the past and does not plan to pay any dividends in the foreseeable future. The Company has estimated forfeitures in determining the weighted average fair value calculation. The forfeiture rate used for the years ended December 31, 2013 and 2012, was 11%. The Company’s estimate of forfeitures will be adjusted over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from the estimate. The following are significant weighted average assumptions used for estimating the fair value of options issued in 2013 under the Company’s stock option plans:

Grants
Common stock share value	$18.12
Expected life (years)	6.00
Volatility	50.21%
Interest rate	1.61%
Dividend yield	—%

12. INCOME TAXES

The (provision) benefit for income taxes for the years ended December 31, 2013 and 2012, consists of:

	2013	2012
Current tax expense:
Federal	$(91)	$—
State	(206)	2

Total current tax (provision) benefit	(297)	2

Deferred tax expense:
Federal	1,044	2
State	153	(1)

Total deferred tax benefit	1,197	1

Total benefit for income taxes	$900	$3

The (provision) benefit for income taxes for the years ended December 31, 2013 and 2012 differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to the loss before (provision) benefit for income taxes as a result of the following:

	2013	2012
Federal statutory rate	34.0%	34.0%
Effect of:
State income taxes, net of federal benefit	(0.1)%	0.0%
Valuation Allowance	(32.4)%	(31.9)%
Other, net	1.8%	(2.1)%

Overall income tax rate	3.3%	0.0%

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are comprised of the following as of December 31, 2013 and 2012:

	2013	2012
Deferred tax assets:
Net operating loss carryforward	$17,917	$12,969
Deferred revenue	31,809	14,551
Research and development credit	45	37
Accrued payroll and related liabilities	2,252	1,230
Other	518	265

Valuation allowance	(37,896)	(27,066)

Net deferred tax assets	$14,645	$1,986

Deferred tax liabilities:
Intangible assets	$(6,899)	$(364)
Deferred implementation costs	(7,761)	(1,633)

Total deferred tax liabilities	(14,660)	(1,997)

Net deferred tax liability	$(15)	$(11)

Based on the uncertainties associated with future realization of the deferred tax asset, the Company established a valuation allowance, which reduces the deferred tax assets to an amount whose realization is more likely than not. The net change in the valuation allowance for the deferred tax asset was $10,830 and $2,794 for the years ended December 31, 2013 and 2012, respectively. Differences between effective and statutory tax rates are caused substantially by the change in the valuation allowance.

As of December 31, 2013 and 2012, the Company has federal net operating loss carryforwards of approximately $46,805 and $34,674, respectively, available to offset future earnings and research and development credits of approximately $45 and $37, respectively, and also available to offset future federal income tax. The net operating loss carryforwards and research and development tax credit carryforwards expire at various dates from 2020 through 2032. As of December 31, 2013 and 2012, state net operating loss carryforwards were approximately $44,201 and $29,132, respectively. As of December 31, 2013 and 2012, management has recorded a full valuation allowance against net operating losses because management believes it is more likely than not that some portion or all of these deferred tax assets will not be realized.

Under the provisions of the Internal Revenue Code, certain substantial changes in the Company’s ownership may result in a limitation of the amount of net operating loss and tax credit carryforwards which can be used in future years.

The Company has recorded no liability for unrecognized tax benefits and related interest and penalties as of December 31, 2013 and 2012.

The Company files income tax returns in the US federal tax jurisdiction and various state jurisdictions. The federal tax years for 2010 through 2013 remain open for examination. The state tax years for 2009, through 2013 remain open for examination. The Company is currently not under examination by any tax jurisdictions for any years.

13. EMPLOYEE RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan. All eligible employees of the Company who have reached the age of eighteen may participate in the plan. Each plan year, the Company’s Board of Directors will determine the amount, if any, that the Company will contribute to the plan as a Company matching contribution for that year. The Company recognized expense of approximately $270 and zero for the years ended December 31, 2013 and 2012, respectively, to fund Company contributions to the plan.

14. SEGMENTS OF BUSINESS

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or CODM, for purposes of allocating resources and evaluating financial performance. The Company’s CODM is the Chief Executive Officer and the CODM reviews financial information presented on a consolidated basis and for each operating segment, for purposes of allocating resources and evaluating financial performance.

The Company is organized into four reportable segments, which are based on software and service offerings. The Company’s reportable segments are consistent with its operating segments and are as follows:

Enterprise/Commercial—Offers the Company’s insurance distribution solutions to health plans.

Enterprise/State—Offers the Company’s sales automation solutions to state governments, which allows the Company’s state customers to offer customized individual and small group exchanges.

Medicare—Offers web-based Medicare plan comparison, prescription drug comparison and enrollment tools for health plans, pharmacy benefit managers, pharmacies, field marketing organizations, and call centers.

Private Exchange—Offers defined-contribution benefit exchange solutions to benefit consultants, brokers, exchange operators and aggregators.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate property and equipment assets or capital expenditures to reportable segments.

The Company evaluates the performance of its segments based on gross margin, which is regularly reviewed by the CODM and provides insight into our individual segments and their ability to contribute to future debt service and working capital requirements of the Company.

Unallocated corporate expenses, and assets that are not considered when the Company’s CODM evaluates segment performance are grouped within Corporate in the following segment information as of and for the years ended December 31, 2013 and 2012:

	2013	2012
Revenue from external customers by segment:
Enterprise/Commercial	$33,028	$28,341
Enterprise/State	3,177	65
Medicare	15,941	—
Private Exchange	6,180	1,220

Consolidated revenue	$58,326	$29,626

Gross margin by segment:
Enterprise/Commercial	$(747)	$7,241
Enterprise/State	(1,121)	(784)
Medicare	7,839	—
Private Exchange	2,182	283

Consolidated gross margin	$8,153	$6,740

Consolidated operating expenses:
Research and development	$11,806	$7,371
Sales and marketing	6,800	6,644
General and administrative	12,187	7,492

Total consolidated operating expenses	$30,793	$21,507

Consolidated loss from operations	$(22,640)	$(14,767)

	2013	2012
Identifiable assets by segment:
Enterprise/Commercial	$31,353	$17,432
Enterprise/State	11,712	1,328
Medicare	31,943	—
Private Exchange	10,362	1,573
Corporate	8,863	3,792

Consolidated assets	$94,233	$24,125

Depreciation and amortization by segment:
Enterprise/Commercial	$523	$486
Enterprise/State	123	65
Medicare	2,514	—
Private Exchange	862	266
Corporate	688	196

Consolidated depreciation and amortization	$4,710	$1,013

All Company assets were held and all revenue was generated in the United States during the years ended December 31, 2013 and 2012.

15. RELATED PARTIES

During 2013, the Company expensed and paid approximately $600 of fees to a Company stockholder for services in connection with the Company’s January 15, 2013 acquisition of DRX. The transaction fees are a component of general and administrative expenses in the accompanying December 31, 2013 statement of operations.

Subsequent to year-end, on May 29, 2014, the Company and two stockholders entered into a loan agreement (the “Related Party Bridge Loan”) (See Note 16).

16. SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2013, through August 29, 2014.

During 2014, the Company completed the following financing transactions, which increased overall borrowing capacity of the Company by approximately $25,800:

Credit Facility—The Company amended the Credit Facility to among other things increase the Senior Revolving Credit Facility by $5,000 to $10,000 of revolving credit and waive the Company’s December 31, 2013 non-compliance with financial covenants. The amendments removed the Fixed Charge Coverage and Total Debt/EBITDA covenants, as defined in the Credit Agreement, and replaced them with a monthly building EBITDA covenant and a minimum liquidity covenant. The Company was in compliance with the amended covenants as of June 30, 2014.

THL Notes—The Company amended the THL Note to, among other things, provide $20,000 of additional subordinated term note financing through July 2018. The $20,000 additional financing is reduced by approximately $500 of original issue discount and accrues variable interest at LIBOR plus a LIBOR Margin, as defined. The initial all in interest rate of 13.5% is payable monthly. The amendment also provides for contingent prepayment penalties of up to 5.0% of the THL Note and a contingent $2,000 fee if Company does not complete a qualified capital raise by December 31, 2014, as defined in the THL Note amendment. The proceeds from the additional financing were used to repay outstanding amounts due on the Senior Revolving Credit Facility and fund working capital needs.

Related Party Bridge Loan—On May 29, 2014 the Company entered into a $1,250 subordinated, one-year term note financing from two related party stockholders or entities controlled by stockholders of the Company. The note accrues interest at a fixed 14.0% and contains a contingent exit fee of $625 payable upon occurrence of a Deemed Liquidation Event (as defined in the Fifth Amended and Restated Certificate of Incorporation of the Company, as amended). The proceeds were used to fund working capital needs.

On January 7, 2014, the Company granted 95,400 of non-qualified stock options. The stock options had a weighted estimate grant date fair value of $16.20 per option.

*  *  *  *  *  *

FINANCIAL STATEMENT SCHEDULE

Schedule II—Valuation and Qualifying Accounts (in thousands)

	Balance at Beginning of Period	Additions (Reversals) Charged To Expense	Additions (Reversals) Charged To Revenue	Acquired	Deductions	Balance at End of Period
Trade receivable allowances:
Year ended December 31, 2013	$144	$25	$(40)	$262	$(125)	$266
Year ended December 31, 2012	34	135	—	—	(25)	144
Deferred tax asset valuation allowance:
Year ended December 31, 2013	$27,066	$10,211	N/A	$619	$—	$37,896
Year ended December 31, 2012	24,271	2,795	N/A	—	—	27,066

CONNECTURE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of September 30, 2014	As of December 31, 2013	As of September 30, 2014 Pro Forma (See Note 2)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$355	$2,277	32,225
Accounts receivable—net of allowances	12,825	20,935	12,825
Prepaid expenses and other current assets	1,184	1,010	1,184

Total current assets	14,364	24,222	46,234
PROPERTY AND EQUIPMENT—Net	2,025	1,974	2,025
GOODWILL	26,779	26,779	26,779
OTHER INTANGIBLE ASSETS—Net	16,383	19,414	16,383
DEFERRED IMPLEMENTATION COSTS	23,984	19,899	23,984
OTHER ASSETS	3,982	1,945	1,939

TOTAL ASSETS	$87,517	$94,233	$117,344

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$8,470	$8,445	$6,788
Accrued payroll and related liabilities	5,574	6,397	5,574
Other liabilities	5,722	7,737	5,158
Current maturities of debt	5,375	5,431	1,125
Deferred revenue	48,056	43,528	48,056

Total current liabilities	73,197	71,538	66,701
DEFERRED REVENUE	32,805	44,327	32,805
DEFERRED TAX LIABILITY	15	15	15
LONG-TERM DEBT	51,255	32,818	51,255
OTHER LONG-TERM LIABILITIES	425	1,844	425

Total liabilities	157,697	150,542	151,201

COMMITMENTS AND CONTINGENCIES—NOTE 5
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Series A Convertible preferred stock	29,410	27,769	—
Series B Convertible preferred stock	23,275	21,976	—

Total redeemable convertible preferred stock	52,685	49,745	—

STOCKHOLDERS’ DEFICIT:
Common stock, $0.001 par value, 57,400,000 shares authorized, 184,051 shares issued and outstanding	1	1	22
Additional paid-in capital	7,146	9,013	96,133
Accumulated deficit	(130,012)	(115,068)	(130,012)

Total stockholders’ deficit	(122,865)	(106,054)	(33,857)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT	$87,517	$94,233	$117,344

The accompanying notes to the condensed consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014, AND

SEPTEMBER 30, 2013

(Dollars in thousands, except share and per share data)

	September 30, 2014	September 30, 2013
REVENUE	$56,754	$33,369
COST OF REVENUE	38,196	34,904

GROSS MARGIN	18,558	(1,535)

OPERATING EXPENSES:
Research and development	13,678	8,836
Sales and marketing	5,782	5,036
General and administrative	9,311	9,005

Total operating expenses	28,771	22,877

LOSS FROM OPERATIONS	(10,213)	(24,412)
OTHER EXPENSES:
Interest expense	4,232	3,608
Other expense, net	543	—

Total other expense	4,775	3,608

LOSS BEFORE BENEFIT FOR INCOME TAXES	(14,988)	(28,020)
BENEFIT FOR INCOME TAXES	44	946

NET LOSS	$(14,944)	$(27,074)

COMPREHENSIVE LOSS	$(14,944)	$(27,074)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(97.17)	$(162.12)

Basic and diluted—Pro forma	$(0.89)

Weighted-average common shares outstanding:
Basic and diluted	184,051	184,051

Basic and diluted—Pro forma	16,704,992

The accompanying notes to the condensed consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT FOR THE

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND SEPTEMBER 30, 2013

(In thousands, except shares)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
BALANCES—December 31, 2012	184,051	$1	$12,059	$(88,684)	$(76,624)
Preferred Stock dividends, Series A and Series B Preferred Stock	—	—	(2,765)	—	(2,765)
Stock-based compensation expense	—	—	409	—	409
Net loss				(27,074)	(27,074)

BALANCES—September 30, 2013	184,051	$1	$9,703	$(115,758)	$(106,054)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
BALANCES—December 31, 2013	184,051	$1	$9,013	$(115,068)	$(106,054)
Preferred Stock dividends, Series A and Series B Preferred Stock	—	—	(2,940)	—	(2,940)
Stock-based compensation expense	—	—	1,073	—	1,073
Net loss				(14,944)	(14,944)

BALANCES—September 30, 2014	184,051	$1	$7,146	$(130,012)	$(122,865)

The accompanying notes to the condensed consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE

NINE MONTHS ENDED SEPTEMBER 30, 2014, AND SEPTEMBER 30, 2013

(Dollars in thousands)

	September 30, 2014	September 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(14,944)	$(27,074)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,841	3,461
Bad debt expense	—	25
Stock-based compensation expense	1,073	409
Deferred tax benefit	—	(1,198)
Interest accretion on financing obligations	1,482	1,738
Change in operating assets and liabilities, net of acquisition:
Accounts receivable	8,110	(7,232)
Prepaid expenses and other assets	(166)	75
Deferred implementation costs	(4,085)	(11,427)
Accounts payable	(1,248)	5,391
Accrued expenses and other liabilities	(2,544)	679
Deferred revenue	(6,994)	35,221

Net cash (used in) provided by operating activities	(15,475)	68

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(732)	(703)
Business acquisition, net of cash acquired	—	(25,879)

Net cash used in investing activities	(732)	(26,582)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings under revolving line of credit	10,000	7,582
Repayments under revolving line of credit	(12,330)	(4,482)
Borrowings of term debt	20,767	32,300
Repayments of term debt	(844)	(7,038)
Payment of capital lease obligations	(369)	(342)
Financing fees paid	(715)	(1,157)
Payment of deferred business acquisition purchase price	(1,863)	—
Payment of equity offering fees	(361)	—
Repurchase of warrants	—	(250)

Net cash provided by financing activities	14,285	26,613

NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,922)	99
CASH AND CASH EQUIVALENTS—Beginning of period	2,277	1,476

CASH AND CASH EQUIVALENTS—End of period	$355	$1,575

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$3,690	$1,602

Cash paid for income taxes	$215	$42

Non-cash investing and financing activities:
Purchase of property and equipment in accounts payable	$26	$117

Accrued preferred stock dividends	$2,940	$2,765

Acquisition consideration	$—	$6,309

Capital leases	$103	$1,232

The accompanying notes to the condensed consolidated financial statements are an integral part of the statements.

CONNECTURE, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except share and per share data information)

1.	DESCRIPTION OF BUSINESS

Connecture, Inc. and its subsidiaries, including DestinationRx, Inc., or DRX, RxHealth Insurance Agency, Inc., and Insurix, Inc. (collectively, the “Company”) is a Delaware corporation. The Company is a web-based consumer shopping, enrollment and retention platform for health insurance distribution. The Company’s solutions support the industry evolution towards a consumer-centric experience that is transforming how health insurance is purchased and distributed. The Company’s solutions offer a personalized health insurance shopping experience that recommends the best fit insurance plan based on an individual’s preferences, health status, preferred providers, medications and expected out-of-pocket costs. The Company’s customers are health insurance marketplace operators (e.g., health plans, brokers and exchange operators). The Company’s solutions automate key functions in the health insurance distribution process, allowing our customers to price and present plan options accurately to consumers and efficiently enroll, renew and manage members.

On January 15, 2013, the Company acquired DRX, a provider of web-based shopping and enrollment systems for consumers of Medicare health plans, as well as those used to compare name brand pharmaceuticals with therapeutic alternatives. This acquisition offers an integrated distribution platform for multiple health insurance marketplace operators, including health plans, brokers and exchange operators.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Pro Forma Presentation—On October 20, 2014, the Company filed a Registration Statement on Form S-1 with the United States Securities and Exchange Commission, or the SEC, for the proposed initial public offering, or IPO, of shares of its common stock. If the Company’s IPO is consummated, all of the redeemable convertible preferred stock outstanding will convert into common stock on a three-for-one basis. The unaudited pro forma stockholders’ deficit, as adjusted for the assumed conversion of the redeemable convertible preferred stock, is set forth in the September 30, 2014 unaudited pro forma condensed consolidated balance sheet.

The unaudited pro forma net loss per common share for the nine months ended September 30, 2014, assumes completion of the IPO and (i) the conversion of all 44,584,626 of outstanding shares of redeemable convertible preferred stock into an aggregate of 14,861,539 shares of common stock (on a three-for-one basis) and (ii) additional shares of common stock the issuance of which would be necessary to pay the estimated dividends of $9.0 million accruing through the closing of the Company’s initial public offering on outstanding shares of the Company’s Series A and B preferred stock, respectively, along with additional shares of common stock the issuance of which would be necessary to pay the DRX Seller Note and Related Party Bridge Notes disclosed in Note 6 to these condensed consolidated financial statements, both of which are calculated using the initial offering price of $8.00 per share. The above common stock equivalents are assumed outstanding as of January 1, 2014 for purposes of computing the unaudited pro forma net loss per common share.

Interest accruing on the DRX Seller Note and Related Party Bridge Notes disclosed in Note 6 to these condensed consolidated financial statements, through the closing of the Company’s initial public offering, is immaterial and therefore excluded from the calculated pro forma basic and diluted net loss per common share.

The Company believes that the unaudited pro forma net loss per common share provides relevant information to investors because the conversion of the redeemable convertible preferred stock into common stock is expected to occur upon the closing of the Company’s IPO and, therefore, the disclosure of pro forma net loss per common share provides a measure of net loss per common share that is more comparable to what will be reported as a public company.

The unaudited condensed consolidated pro forma balance sheet as of September 30, 2014 gives effect to the (i) assumed conversion of 44,584,626 shares of redeemable convertible preferred stock into an aggregate 14,861,539 shares of common stock on a three-for-one basis, (ii) mandatory payment of dividends accruing on the redeemable convertible preferred stock through closing of the IPO, of which $8.1 million had accrued through September 30, 2014, (iii) payment of the $3.0 million DRX Seller Note and $1.3 million Related Party Bridge Notes disclosed in Note 6 to these condensed consolidated financial statements, (iv) payment of $0.5 million of interest in other liabilities accruing on the DRX Seller Note and Related Party Bridge Note through September 30, 2014, (v) issuance and sale of 6,635,000 shares of common stock at the initial offering price of $8.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by the Company and resulting in estimated net cash proceeds of $45.3 million and (vi) the reclassification to additional paid in capital of incurred and accrued offering expenses through September 30, 2014 recorded within other assets and accounts payable, respectively.

The payment of the $3.0 million DRX Seller Note and $1.3 million Related Party Bridge Notes and related interest thereon have been reflected in the pro forma balance sheet consistent with the Use of Proceeds section of the prospectus that these condensed consolidated financial statements accompany, as the Company intends to pay such amounts, on the January 2015 and June 2015 scheduled maturities, respectively, when the principal and interest accrued thereon is payable.

Basis of Presentation—The consolidated financial statements include the accounts of Connecture, Inc. and its wholly owned subsidiaries. All inter-company transactions and balances have been eliminated.

In November 2014, the Company’s Board of Directors approved a three-for-one reverse stock split to be effective November 6, 2014. Upon the effectiveness of the reverse stock split, (i) every three shares of outstanding common stock was combined into one share of common stock with any fractional shares rounded down to the nearest whole share, (ii) the number of common stock into which each outstanding warrant or option was exercisable was proportionately reduced, (iii) the exercise price of each warrant or option was proportionately increased, and (iv) the conversion ratio for each preferred stock outstanding was proportionately adjusted. Unless otherwise indicated, all of the share numbers, share prices and exercise prices in these financial statements have been adjusted, on a retroactive basis, to reflect this three-for-one reverse stock split.

Interim Unaudited Condensed Consolidated Financial Information—The accompanying unaudited consolidated financial statements and footnotes have been prepared in accordance with generally accepted accounting principles in the United States of America, or GAAP, as contained in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or the Codification or ASU, for interim financial information, and with Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, the interim financial information includes all adjustments of a normal recurring nature necessary for a fair presentation of the results of operations, financial position, changes in stockholders’ deficit and cash flows. The results of operations for the nine months ended September 30, 2014 are not necessarily indicative of the results for the full year or the results for any future periods. These unaudited consolidated financial statements should be read in conjunction with the audited financial statements and related footnotes for the year ended December 31, 2013 appearing elsewhere in this prospectus.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make extensive estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. Interest-bearing amounts on deposit in excess of federally insured limits as of September 30, 2014 approximated $135.

Allowance for Doubtful Accounts—The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The estimates are based on the composition of the accounts receivable aging, historical bad debts, changes in payment patterns, customer creditworthiness, and current economic trends.

Financial Instruments and Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk are principally accounts receivable. The Company has not experienced any material losses related to receivables from individual customers, geographic regions or groups of customers. The following summarizes our top three customers and the percentage of total revenue in the nine months ended September 30, 2014 and percentage of total accounts receivables at September 30, 2014:

	2014
Customers	Revenue	Accounts Receivable
A	7%	3%
B	9	21
C	14	-0-

Fair Value Measurements—Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements, establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that inputs that are most observable be used when available. Observable inputs are inputs that market participants operating within the same marketplace as the Company would use in pricing the Company’s asset or liability based on independently derived and objectively determinable market data. Unobservable inputs are inputs that cannot be sourced from a broad active market in which assets or liabilities identical or similar to those of the Company are traded. The input hierarchy is broken down into three levels based on the degree to which the exit price is independently observable or determinable as follows:

Level 1—Valuation based on quoted market prices in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, they do not entail a significant degree of judgment. The Company has no Level 1 financial instrument assets or liabilities.

Level 2—Valuation based on quoted market prices of investments that are not actively traded or for which certain significant inputs are not observable, either directly or indirectly, such as municipal bonds. The Company has no Level 2 financial instrument assets or liabilities.

Level 3—Valuation based on inputs that are unobservable and reflect management’s best estimate of what market participants would use as fair value. The Company’s only Level 3 financial instrument is the DRX acquisition contingent consideration (See Note 3).

Revenue Recognition—The Company’s revenue is derived from four sources: (a) the sales of implementation and ongoing support of the Company’s software automation solutions; (b) fees from brokers for the right to access our multi-payer quoting platform; (c) a government cost-plus-fixed-fee contract; and (d) commissions. In all contractual arrangements, the Company determines whether persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and collection is probable. If any of these criteria are not met, the Company does not recognize revenue until all of the criteria are met.

a) Software Automation Solutions Fees

Contractual terms for the delivery and ongoing support of the Company’s software automation solutions generally consist of multiple components including: (a) software license fees (non-hosted arrangements), (b) software maintenance fees, (c) software usage fees, (d) professional services fees, (e) hosting fees and (f) production support fees.

Software license fees represent amounts paid for the right to use the solution. Software usage fees represent amounts paid to cover only a specific period of time, after which usage and access rights expire. Software maintenance fees typically accompany software license fees and represent amounts paid for the right to receive commercially available updates and upgrades to the solution. Professional services fees represent amounts charged for services performed in connection with the configuration, integration and implementation of the solutions in accordance with customer specifications. Hosting fees represent fees related to post implementation hosting and monitoring of the solution. Production support fees are charged for the ongoing rate, benefits and related content management of the platform.

The Company’s contracts with its customers typically bundle multiple services and are generally priced on a fixed fee basis. The term over which the Company is committed to deliver these services can range from several months to several years.

The majority of the Company’s software automation solution services sold in the Enterprise/Commercial and Medicare segments are arrangements in which the Company hosts the web-based software automation solution and the customer pays a fee for access to and usage of the web-based software. The ownership of the technology and rights to the related code of such hosted web-based software remain with the Company and a customer has no contractual right to take possession of the software and run it on its own hardware platform. These arrangements are referred to as hosted arrangements and are accounted for as software-as-a-service under ASC 605, Revenue Recognition. A small percentage of the Company’s software automation solutions, sold primarily in the Enterprise/State segment, are arrangements in which the software is not hosted on the Company’s infrastructure. These arrangements include the licensed use of the software and are subject to accounting under ASC 985, Software Revenue Recognition.

For all arrangements (whether hosted or non-hosted) that include multiple elements, the Company evaluates each element in an arrangement to determine whether it represents a separate unit of accounting. An element constitutes a separate unit of accounting when the delivered item has standalone value and delivery of the undelivered element is probable. Elements generally include implementation services, software licensing or usage fees and maintenance or other services.

Accounting guidance for multiple element arrangements containing hosted software provide a hierarchy to use when determining the relative selling price for each unit of accounting. Vendor-specific objective evidence (VSOE) of selling price, based on the price at which the item is regularly sold by the vendor on a standalone basis, should be used if it exists. If VSOE of selling price is not available, third-party evidence of selling price is used to establish the selling price if it exists. If VSOE and third-party evidence do not exist, the Company allocates the arrangement fee to the separate units of accounting based on its best estimate of selling price.

For hosted arrangements with multiple elements that are separate units of accounting, VSOE and third-party evidence do not currently exist and accordingly, the Company allocates the arrangement fee to the separate units of accounting based on management’s best estimate of selling price, when available. The Company determines its best estimate of selling price for services based on its overall pricing objectives, taking into consideration market conditions and customer-specific factors and by reviewing historical data related to sales of the Company’s services.

Hosted arrangement revenue is recognized as follows by revenue element:

•	Software usage fees and hosting fees—Recognized ratably over the longer of the customer contract or estimated customer relationship based on facts and circumstances of each relationship.

•	Professional services for new customer software solution implementation—Initially deferred and recognized ratably from completion of implementation through the longer of the customer contract or estimated customer relationship based on facts and circumstances of each relationship.

•	Professional services for modifications to existing customer software solutions—Initially deferred and then recognized in the period services are completed.

•	Production support fees—Recognized as the work is performed consistent with the contractual terms of the production support.

Multiple deliverable arrangements accounting guidance for non-hosted arrangements provide an allocation of revenue to the separate elements based on VSOE. To date, the elements of the Company’s non-hosted arrangements, whereby the customers take possession of the software, have not been sold separately. Therefore, the contractual consideration for a delivered element for the non-hosted arrangements does not qualify as a separate unit of accounting as VSOE does not currently exist for any element of the Company’s non-hosted arrangements. Accordingly, the delivered elements are combined with the other consideration for the remaining undelivered elements as a single unit of accounting. Revenue for non-hosted arrangements is recognized once all elements are delivered over the longer of the customer contract or expected customer relationship.

b) Broker Multi-Payer Quoting Platform Fees

The Company provides an online quoting platform service to insurance brokers through its Private Exchange segment. The Company charges the brokers a monthly fee for access to the service. Revenue from the access fees is recognized in the period that the service is provided.

c) Government Cost-Plus-Fixed-Fee

The Company uses a percentage-of-completion method of accounting for its Federal government contract in its Medicare segment. Costs incurred to date are compared to total estimated project costs and revenue is recognized in proportion to costs incurred. The Company periodically evaluates the actual status of the project to ensure that the estimated cost to complete each contract remains accurate and estimated losses, if any, are recognized in the period in which such losses are determined. There was no unbilled revenue as of the consolidated balance sheet dates, relating to the government contract.

d) Commissions

Within the Private Exchange segment, the Company earns commissions on annual employee enrollments in which the Company’s health plan network and software solutions are used in connection with each enrollment. Commissions are recorded in the period the enrollment is completed.

Cost of Revenue—Cost of revenue primarily consists of employee compensation and benefits, professional services and amortization for assets directly associated with generating revenue. In addition, the Company allocates a portion of overhead, such as rent, facility depreciation and utilities, to cost of revenue based on employee salary.

Deferred Implementation Costs—The Company’s accounting policy is to capitalize direct, incremental employee labor and fringe benefits along with third-party independent contractor costs related to implementing new customer software solutions, to the extent that they are deemed recoverable. Deferred implementation costs at September 30, 2014, and December 31, 2013 are $23,984 and $19,899, respectively. Deferred implementation costs are amortized over the respective term of the related customer contract arrangement consistent with the recognition of deferred revenue.

Stock-Based Compensation—The Company applies a fair-value based measurement method in accounting for share-based payment transactions with employees. Compensation cost is recognized based on the grant-date fair value, amortized on a straight-line basis over the options’ vesting period.

Preferred Stock Dividends—Given the Company’s accumulated deficit, the Company’s accounting policy is to record the mandatorily payable dividends as a reduction of additional paid-in capital (APIC) until such point where APIC is zero with the offset as an increase to redeemable preferred stock on the condensed consolidated balance sheets. Once APIC is reduced to zero any remaining dividends would increase the Company’s accumulated deficit.

Software Development Costs—The Company accounts for internally generated software development costs in accordance with ASC Subtopic 985-20, Costs of Software to be Sold, Leased, or Marketed. Capitalization of software development costs begins upon the establishment of technological feasibility, which the Company defines as the development of a working model and the completion of testing the software. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by Company management with respect to certain external factors, including, but not limited to, anticipated future gross revenue, estimated economic life, and changes in technology. Such costs are reported at the lower of unamortized cost or net realizable value. As of September 30, 2014, and December 31, 2013, there were no capitalized and unamortized software development costs.

Comprehensive Loss—The Company’s net loss equals comprehensive loss for all periods presented.

Income Taxes—Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that the change becomes enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The Company’s policy for recording interest and penalties associated with uncertain tax positions is to record such items in income tax expense.

Basic and Diluted Net Loss Per Common Share—The Company uses the two-class method to compute net loss per common share because the Company has issued securities, other than common stock, that contractually entitle the holders to participate in dividends and earnings of the Company. The two-class method requires earnings for the period to be allocated between common stock and participating securities based upon their respective rights to receive distributed and undistributed earnings. Holders of each series of the Company’s redeemable convertible preferred stock are entitled to participate in distributions, when and if declared by the board of directors that are made to common stockholders, and as a result are considered participating securities.

Under the two-class method, for periods with net income, basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Net income attributable to common stockholders is computed by subtracting from net income the portion of current year earnings that the participating securities would have been entitled to receive pursuant to their dividend rights had all of the year’s earnings been distributed. No such adjustment to earnings is made during periods with a net loss, as the holders of the participating securities have no obligation to fund losses. Due to net losses for the nine months ended September 30, 2014 and 2013, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

New Accounting Standards—In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU No. 2014-09, Revenue From Contracts With Customers (Topic 606), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The

ASU becomes effective for the Company at the beginning of its 2017 fiscal year; early adoption is not permitted. The Company is currently assessing the impact that this standard will have on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205), new accounting guidance on reporting discontinued operations and disclosures of disposals of components of an entity. The new guidance changes the requirements for reporting discontinued operations. A discontinued operation may include a component of an entity or a group of components of an entity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results and when the component or group of components meets the criteria to be classified as held for sale, is disposed by sale or is disposed of by other than by sale. This guidance is effective on a prospective basis for annual periods beginning January 1, 2015. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, providing guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. The amendments in this ASU are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted. We do not expect the adoption of the amendments in this ASU to have a significant impact on our condensed consolidated financial statements.

3.	DRX ACQUISITION

On January 15, 2013, the Company completed the stock acquisition of DRX, for a cash purchase price of $27,000 plus a $3,000 note payable to sellers (subject to adjustment), a $1,000 deferred cash purchase price, and contingent consideration of up to $3,000.

The contingent consideration consists of two annual earn-out payments based on actual 2013 and 2014 DRX revenue exceeding contractual targets. The contingent consideration is measured at fair value on a recurring basis, using Level 3 inputs (defined in Note 2). The Company arrived at recorded fair value measurements using a probability-weighted estimate of future DRX revenue and resulting contingent earn-out payments, discounted at a risk-adjusted rate. The following is the change in the recorded contingent consideration during the nine months ended September 30, 2014 and 2013:

	2014	2013
Beginning at January 1	$2,832	$—
Earn out related to acquisition	—	2,570
Non-cash settlement	(538)	—
Accretion	119	191
Payment	(975)	—

Balance at September 30	$1,438	$2,761

The Company is performing an ongoing tax analysis to value acquired net operating losses due to Internal Revenue Code limits on the amount of acquired DRX net operating losses and tax credit carryforwards that may be used in future years, because of the current and prior substantive ownership changes of DRX.

During the nine months ended September 30, 2014 the Company agreed to a $538 non-cash acquisition working capital and indemnification claim settlement and paid $975 for two thirds of the first annual earn-out payment. The non-cash settlement was recorded as a $261 increase to the principal of the DRX Seller Note (See

Note 6) and a $277 non-operating gain within other expense in the accompanying condensed consolidated statement of operations and other comprehensive loss.

4.	OTHER INTANGIBLE ASSETS

Other intangible assets consist of the following at September 30, 2014:

	Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships	3–10	$7,298	$(1,445)	$5,853
Covenants not to compete	2.5–5	800	(552)	248
Acquired technology	3–5	11,792	(4,691)	7,101
Trademarks	10	2,800	(478)	2,322
Software	3	1,695	(836)	859

Other intangible assets—net		$24,385	$(8,002)	$16,383

Other intangible assets consist of the following at December 31, 2013:

	Years	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Customer relationships	3–10	$7,298	$(906)	$6,392
Covenants not to compete	2.5–5	800	(327)	473
Acquired technology	3–5	11,792	(2,966)	8,826
Trademarks	10	2,800	(268)	2,532
Software	3	1,626	(435)	1,191

Other intangible assets—net		$24,316	$(4,902)	$19,414

Amortization expense for the nine months ended September 30, 2014 and 2013, was $3,100 and $2,839, respectively and has been recorded in cost of revenue and general and administrative expenses.

Estimated future amortization expense for the Company’s intangible assets is as follows:

Year Ending December 31	Amount
Remainder of 2014	$1,036
2015	4,007
2016	3,256
2017	3,071
2018	1,086
2019	1,000
thereafter	2,927

Total future amortization expense	$16,383

5.	COMMITMENTS AND CONTINGENCIES

Capital Leases—As of September 30, 2014, capital lease obligations consisted of the following:

7.98% lease obligation on ERP software, expiring July 2016, payable in variable monthly installments	$544
Various lease obligations on computer equipment and office furniture, expiring April 2017, payable in fixed monthly installments bearing interest of 3.7% to 11.8%	170

714
Less current maturities	(491)

Long-term portion	$223

Future minimum capital lease payments are as follows:

Years Ended December 31	Amount
Remainder of 2014	$130
2015	479
2016	121
2017	35

765
Less amount representing interest	(51)

Total	$714

The Company’s most significant capital lease relates to the 2013 lease of enterprise resource planning, or ERP, software. The leased software asset is included in other intangible assets—net, in the accompanying September 30, 2014, consolidated balance sheet as follows:

ERP Software	$1,232
Less accumulated amortization	(650)

Total	$582

Amortization of the software asset under capital lease for the nine months ended September 30, 2014 and 2013 totaled $308 and $240, respectively, and is included in general and administrative expense in the accompanying consolidated statements of operations.

Operating Leases—The Company leases office space under operating leases that expire at various dates through 2025. Rent expense for the nine months ended September 30, 2014 and 2013, was approximately $1,170 and $1,032, respectively.

Letter of Credit—As security for certain leased property, the Company was required to provide a lessor an unconditional and irrevocable letter of credit in the amount $200 at September 30, 2014.

Indemnifications—The Company provides certain indemnifications from time to time in the normal course of business to its customers in its professional services and software license agreements and to strategic partners through certain insurance industry association marketing agreements that contain certain indemnifications for claims that may arise from acts or omissions, patent or trademark infringement, breach of contractual representations and warranties or intentional or grossly negligent acts. These indemnifications may require the Company to reimburse the indemnified party for losses suffered or incurred by the indemnified party. The Company has not had an indemnification claim, and does not expect to have a material claim in the future. As such, the Company has not recorded any liability for these indemnifications in the consolidated financial statements.

In August 2013 a client of the Company’s acquired DRX subsidiary tendered a demand for indemnification for a claim filed against the client arising from the alleged incorrect ranking of plans on the client’s Medicare Part D website. DRX designed and hosted the interactive website. No specific damages were asserted in the claim, and the claim relates to services provided to the client prior to the Company’s acquisition of DRX. The DRX sellers have specifically indemnified the Company for any liability arising from this matter in the DRX Agreement and Plan of Merger. As of September 30, 2014, the Company has not accrued a loss contingency for this matter as a loss is not deemed probable or estimable.

Litigation—In the normal course of business, the Company and its subsidiaries are named as defendants in lawsuits and are party to contract terminations and settlements in which claims are or may be asserted against the Company. In the opinion of management, the liabilities, if any, which may ultimately result from such lawsuits and contract terminations are not expected to have a material effect on the Company’s consolidated financial statements.

6.	DEBT

Debt consisted of the following at September 30, 2014, and December 31, 2013:

	2014	2013
Senior term loans	$20,531	$21,375
Senior revolving credit facilities	2,431	4,306
Subordinated loans	33,668	12,568

	56,630	38,249
Less: current maturities of debt	(5,375)	(5,431)

Long-term debt	$51,255	$32,818

Senior Debt—On January 15, 2013, the Company entered into a bank credit facility to provide for short-term working capital and long-term investment needs (the “Credit Facility” as amended and restated from time-to-time). The Credit Facility replaced the Company’s previous bank facility (the “Loan Agreement”), which was paid in full on January 15, 2013.

The Credit Facility provides for $22,500 of term loans (the “Senior Term Loans”) and a revolving credit (the “Senior Revolving Credit Facility”) through January 15, 2018 (the “Maturity Date”). The Senior Term Loans require quarterly principal payments of $281 commencing on March 31, 2013, with the unpaid principal balance payable in full on the Maturity Date. During nine months ended September 30, 2014, the Credit Facility was amended to among other things increase the Senior Revolving Credit Facility from $5,000 to $10,000 and to replace the financial covenants.

The Senior Term Loans accrue interest at a rate based on LIBOR plus a LIBOR Margin payable monthly. The Senior Revolving Credit Facility accrues interest monthly at a rate based on LIBOR, the Fed Funds Rate or bank’s Prime Rate. As of September 30, 2014, the interest rate on the outstanding Senior Term Loans and Senior Revolving Credit Facility advances were 6.50% and 8.25%, respectively.

The Credit Facility contains customary representations, warranties and covenants of the Company, as well as various limitations on the activities of the Company as they relate to additional indebtedness, junior liens, investments, capital expenditures, and mergers and acquisitions. As of September 30, 2014, the Company was in compliance with financial covenants.

THL Promissory Note—On March 18, 2013 the Company entered into a Senior Subordinated Term Loan Agreement with THL Corporate Finance, Inc., or THL Note, as amended and restated from time-to-time, for total proceeds of $10,000 less $200 of original issue discount, or OID, to finance the repayment of the Harbert Notes and to provide working capital.

In the nine months ended September 30, 2014, the THL Note was amended to among other things, (i) increase the term loan amount from $10,000 to $30,000, (ii) add a variable prepayment premium ranging from 5.00% to zero percent of principal depending if repayment were to occur in the first 12 to 36 months following the amendment, and (iii) add a contingent $2,000 fee should the Company fail to raise $25,000 in equity prior to December 31, 2014. The total proceeds of the incremental borrowing in the nine months ended September 30, 2014 were $20,000 less $483 of OID.

The THL Note maturity date is July 15, 2018, with the principal balance payable in full at the maturity date. Interest on the THL Note accrues at a variable rate of LIBOR plus a LIBOR Margin, as defined, and is payable monthly. At September 30, 2014, the rate was 13.50% and the outstanding balance, net of OID, was $29,418.

DRX Seller Note—On January 15, 2013, the Company entered into a subordinated promissory note with the sellers of DRX (the “DRX Seller Note”). The $3,000 principal amount is subject to adjustment upon resolution of the Closing Day Working Capital, as defined in the Company’s purchase agreement with the DRX sellers. As of December 31, 2013 the adjusted principal was $2,739. During the nine months ended September 30, 2014 the principal amount was increased by $261 related to a non-cash settlement of DRX acquisition related matters (See Note 3). At September 30, 2014 the adjusted principal was $3,000 and accrues interest at 8.0%, payable with the adjusted principal on the January 15, 2015 maturity date.

Harbert Note—On February 16, 2011, the Company entered into a promissory note with Harbert Mezzanine Partners (the “Harbert Note” as amended from time to time) for total proceeds of $6,000 to finance the cash portion of a prior acquisition and to provide working capital. Interest accrued on the Harbert Note at a rate of 13.5% and was payable monthly. Simultaneous with the Harbert Note the Company issued four warrants for 2,478,699, 527,250, 580,660 and 409,203 shares of Common, Series C Preferred, Series D Preferred and Series D-1 Preferred stock, respectively. The fair value of the warrants on the issuance date amounted to approximately $701, recognized on the balance sheet as a discount on notes payable to be amortized to interest expense over the term of the Harbert Note using the effective interest rate method.

On January 15, 2013, the Harbert Note was amended to include a warrant to purchase shares of Series A and Series B Preferred Stock and common stock equivalent to 4.5% of the fully diluted outstanding shares of the Company, in the event the Harbert Note was not paid in full by July 1, 2013. On March 15, 2013, the Harbert Note was paid in full and the warrant was purchased for cash by the Company and retired.

Insurix Seller Notes—On February 16, 2011, the Company entered into promissory notes (the “Insurix Notes” as amended from time to time) with the sellers of Insurix totaling $1,000 with an interest rate of 4% plus the Prime Rate, payable monthly. The Insurix Notes were paid in full during the nine months ended September 30, 2013.

Related Party Bridge Notes—On May 29, 2014, the Company entered into a $1,250 subordinated term note financing with two related party stockholders or entities controlled by stockholders of the Company (the “Related Party Bridge Notes”). The notes accrue interest at a fixed 14.0% which is payable with principal on the June 1, 2015 maturity date. The Related Party Bridge Notes contain a contingent exit fee of $625 payable upon a “Deemed Liquidation Event”, as defined. The Company recorded $625 for the probable and estimable amount of the contingent exit fee as a component of other expense in the accompanying September 30, 2014 statement of operations.

Based on rates for instruments with comparable maturities and credit quality, which are Level 2 inputs (Defined in Note 2), the estimated fair value of the Company’s total debt as of September 30, 2014 approximates the carrying value.

7.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of September 30, 2014, and December 31, 2013, the Company has authorized the issuance of 46,800,000 shares of Preferred Stock, par value of $0.001 per share. The following table summarizes the number of shares designated, issued and outstanding as of September 30, 2014, and December 31, 2013:

Series A Redeemable Convertible Preferred Stock (Series A Preferred Stock)—26,100,000 shares designated	24,888,073
Series B Redeemable Convertible Preferred Stock (Series B Preferred Stock)—20,700,000 shares designated	19,696,553

Total preferred stock shares issued and outstanding	44,584,626

The rights and preferences of the Series A and B Preferred Stock (collectively, the “Preferred Stock”) are as follows:

Conversion—Each class of the Preferred Stock is convertible into common stock based on a rate which equals the quotient obtained by dividing the purchase price per share (subject to appropriate adjustment in the amount of any stock dividend, stock split, combination or other similar recapitalization) of the respective stock class by the Conversion Price. As of September 30, 2014, and December 31, 2013, the Conversion Price and the as-adjusted purchase price for the Series A and Series B Preferred Stock was equal to $1.00. In connection with the November 6, 2014 three-for-one reverse common stock split the Conversion Price was increased to $3.00 such that post November 6, 2014 shares convert into common stock on a three-for-one basis with any fractional shares rounded down to the nearest whole share. Upon conversion of the Preferred Stock, any accrued but unpaid dividends shall be paid in cash to the holder upon the earlier to occur of any liquidation or winding up the Company, or a qualified initial public offering. Conversion of the Preferred Stock can occur at any time at the option of the holder and is automatic under certain circumstances, including a qualifying initial public offering. The conversion rate is subject to antidilution adjustments under certain circumstances such as the issuance of additional equity securities or for subdivisions or combinations of common stock. Such anti-dilutive adjustments are not expected to adjust the conversion rate upon the occurrence of a qualified IPO.

Dividends—Dividends accrue on the Preferred Stock at 8% per annum on the invested amount plus unpaid dividends and are cumulative whether or not declared by the Board of Directors. Dividends are payable if declared by the Board of Directors. No dividends can be declared or paid in respect of common stock unless at the same time dividends are declared and paid as to the Preferred Stock in equal per share amounts as if the Preferred Stock has been converted into common stock. Cumulative undeclared dividends were approximately $8,100 and $5,161 at September 30, 2014, and December 31, 2013, respectively.

Voting Rights—Each outstanding share of Preferred Stock is entitled to one vote for each share of common stock into which the Preferred Stock can be converted.

Liquidation—In the event of a liquidation, sale or merger, the holders of the Preferred Stock are entitled to receive proceeds, prior to and in preference to the holders of common stock and any class of stock ranking junior to the Preferred Stock, of any funds legally available from a liquidation or the net proceeds, in the case of a sale or merger, whether in cash, securities or property, available for distribution to the stockholders of the Company or payable to the stockholders of the Company in an amount (the “Liquidation Amount”) equal to the invested amount per share plus the aggregate amount of all declared or accrued, but unpaid, dividends in respect of such shares of the Preferred Stock. Subsequent to the settlement of all preferential amounts payable to the holders of the Preferred Stock in the event of such liquidation, sale or merger of the Company, all remaining assets of the

Company or proceeds of the sale or merger shall be distributed to the common stockholders and Preferred Stock holders pro rata as if such holders of the Preferred Stock were common stockholders of the Company. As of September 30, 2014, and December 31, 2013, the liquidation value of all outstanding shares of the Preferred Stock was approximately $52,700 and $49,700, respectively.

Redemption—At any time after the fifth (5th) anniversary of the original issue date of August 3, 2012, the holders of the Preferred Stock have the right to require the Company to redeem the Preferred Stock, subject to the sufficiency of legally available funds, provided that such election is made by at least a majority of the holders of the Preferred Stock and neither a liquidation, sale or merger or qualifying initial public offering has been effected prior to such date. The redemption price for each share shall be the greater of the fair market value or the Liquidation Amount of each such share as of the date of the request for redemption. The fifth anniversary of the original issue date for holders of Preferred Stock is August 3, 2017, at which point redemption rights are effective.

8.	STOCK-BASED COMPENSATION

Activity under the Company’s stock incentive plan for the nine months ended September 30, 2014 is summarized as follows:

	Number of Options	Average Price(a)	Average Life (Years)(b)
Outstanding—January 1, 2014	1,840,054	$1.905	8.72
Options exercised	—
Options forfeited	(52,045)	1.716
Options granted	95,400	2.325

Outstanding—September 30, 2014	1,883,409	$1.929	7.66

Exercisable—September 30, 2014	1,194,158	$1.872	7.75

(a)	Weighted-average exercise price
(b)	Weighted-average contractual life remaining

As of September 30, 2014, approximately $1,826 of total unrecognized compensation costs related to unvested awards is expected to be recognized over the remaining vesting periods, approximately two years.

The weighted average estimated fair value of the Company’s stock options granted at grant date were $16.20 per option during the nine months ended September 30, 2014. The following are significant weighted average assumptions used for estimating the fair value of options issued during the nine months ended September 30, 2014 under the Company’s stock option plans:

Grants
Common stock share value	$18.12
Expected life (years)	5.75
Volatility	50.33%
Interest rate	2.03%
Dividend yield	—%

During the nine months ended September 30, 2013 there were no options granted, exercised or forfeited. The consolidated statements of operations and comprehensive loss include $1,073 and $409 in stock-based compensation expense for the nine months ended September 30, 2014 and 2013, respectively.

9.	NET LOSS PER COMMON SHARE

Diluted loss per common share is the same as basic loss per common share for all periods presented because the effects of potentially dilutive items were anti-dilutive given the Company’s net loss. The following common share equivalent securities have been excluded from the calculation of weighted-average common shares outstanding because the effect is anti-dilutive for the periods presented:

	Nine Months Ended
	September 30,
Anti-Dilutive Common Share Equivalents	2014	2013
Redeemable convertible preferred stock:
Series A	8,296,022	8,296,022
Series B	6,565,517	6,565,517
Stock options	1,382,531	338,278
Warrants to purchase common stock	—	176,601

Total anti-dilutive common share equivalents	16,244,070	15,376,418

Basic and diluted net loss per common share is calculated as follows:

	Nine Months Ended
	September 30,
	2014	2013
Numerator:
Net loss attributable to common stockholders	$(14,944)	$(27,074)
Less: Preferred stock dividends	2,940	2,765

Net loss attributable to common stock	$(17,884)	$(29,839)

Denominator:
Weighted-average common shares outstanding, basic and diluted	184,051	184,051

Net loss per common share, basic and diluted	$(97.17)	$(162.12)

Pro Forma Net Loss Per Common Share (Unaudited)—The numerator and denominator used in computing the unaudited pro forma net loss per common share for the nine months ended September 30, 2014 have been adjusted to assume the conversion of all outstanding shares of redeemable convertible preferred stock into common stock as of the beginning of the period presented or at the time of issuance, if later. Pro forma net loss per common share does not give effect to potential dilutive securities where the impact would be anti-dilutive.

Nine Months Ended September 30, 2014
Numerator:
Net loss attributable to common stock	$(14,944)

Denominator:
Historical denominator for basic and diluted net loss per common share—weighted-average common shares	184,051
Plus: assumed conversion of redeemable convertible preferred stock to common stock	14,861,539
Plus: Number of share whose proceeds will be used to pay cumulative dividends(a)	1,128,152
Plus: Number of shares whose proceeds will be used to repay debt(b)	531,250

Denominator for pro forma basic and diluted loss per common share	16,704,992

Pro forma net loss per common share, basic and diluted	$(0.89)

(a)	Represents the additional shares of Common Stock the issuance of which would be necessary to pay the estimated dividends of $5.0 million and $4.0 million accruing through the closing of the Company’s initial public offering on outstanding shares of the Company’s Series A and B preferred stock, respectively, at the initial offering price of $8.00 per share.
(b)	Represents the additional shares of Common Stock the issuance of which would be necessary to pay the DRX Seller Note and Related Party Bridge Notes disclosed in Note 6 to these condensed consolidated financial Statements, at the initial offering price of $8.00 per share. Interest accruing on the DRX Seller Note and Related Party Bridge Notes through the closing of the Company’s initial public offering is immaterial and excluded from the calculated pro forma basic and diluted net loss per common share.

10.	INCOME TAXES

The Company’s effective tax rate for the nine months ended September 30, 2014 differs from statutory federal income tax rates primarily due changes in the deferred tax asset valuation allowance and current state income taxes. The $946 income tax benefit in the nine months ended September 30, 2013 was largely attributable to the impact of acquired DRX deferred tax liabilities and the ability to reduce the Company’s valuation allowance established in periods prior to the DRX acquisition.

11.	RELATED PARTIES

As discussed in Note 6, on May 29, 2014 the Company and two stockholders entered into the Related Party Bridge Notes. As of September 30, 2014, the Company has not paid any amounts under the Related Party Bridge Notes.

During the nine months ended September 30, 2013 the Company expensed approximately $600 related to transaction services a Company stockholder provided in connection with the Company’s January 15, 2013 acquisition of DRX. The transaction fees are recorded as a component of general and administrative expenses in the accompanying September 30, 2013 condensed consolidated statement of operations and comprehensive loss and accrued for in other current liabilities in the accompanying September 30, 2013 consolidated balance sheet.

12.	SEGMENTS OF BUSINESS

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker, or CODM, for purposes of allocating resources and evaluating financial performance. The Company’s CODM is the Chief Executive Officer and the CODM reviews financial information presented on a consolidated basis and for each operating segment, for purposes of allocating resources and evaluating financial performance.

The Company is organized into four reportable segments, which are based on software and service offerings. The Company’s reportable segments are consistent with its operating segments and are as follows:

Enterprise/Commercial—Offers the Company’s insurance distribution solutions to health plans.

Enterprise/State—Offers the Company’s sales automation solutions to state governments, which allows the Company’s state customers to offer customized individual and small group exchanges.

Medicare—Offers web-based Medicare plan comparison, prescription drug comparison and enrollment tools for health plans, pharmacy benefit managers, pharmacies, field marketing organizations, and call centers.

Private Exchange—Offers defined-contribution benefit exchange solutions to benefit consultants, brokers, exchange operators and aggregators.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company does not allocate property and equipment assets or capital expenditures to reportable segments.

The Company evaluates the performance of its segments based on gross margin, which is regularly reviewed by the CODM and provides insight into our individual segments and their ability to contribute to future debt service and working capital requirements of the Company.

Unallocated corporate expenses and assets that are not considered when the Company’s CODM evaluates segment performance are grouped within Corporate in the following segment information as of and for the nine months ended September 30, 2014 and 2013:

	2014	2013
Revenue from external customers by segment:
Enterprise/Commercial	$25,746	$19,186
Enterprise/State	15,834	46
Medicare	11,843	11,118
Private Exchange	3,331	3,019

Consolidated revenue	$56,754	$33,369

Gross margin by segment:
Enterprise/Commercial	$3,224	$(5,157)
Enterprise/State	7,870	(2,494)
Medicare	6,859	5,078
Private Exchange	605	1,038

Consolidated gross margin	$18,558	$(1,535)

Consolidated operating expenses:
Research and development	13,678	8,836
Sales and marketing	5,782	5,036
General and administrative	9,311	9,005

Total consolidated operating expenses	$28,771	$22,877

Consolidated loss from operations	$(10,213)	$(24,412)

During the nine month period ended September 30, 2014 the Enterprise/State segment realized $4.9 million of previously deferred revenue and $4.2 million of gross margin resulting from the termination of a state exchange contract in September 2014.

	2014	2013
Depreciation and amortization by segment:
Enterprise/Commercial	$442	$375
Enterprise/State	98	87
Medicare	1,932	1,861
Private Exchange	666	611
Corporate	703	527

Consolidated depreciation and amortization	$3,841	$3,461

All Company assets were held and all revenue was generated in the United States during the nine months ended September 30, 2014 and 2013. The following are identifiable assets by segment as of September 30, 2014 and December 31, 2013:

	2014	2013
Enterprise/Commercial	$32,779	$31,353
Enterprise/State	8,099	11,712
Medicare	29,189	31,943
Private Exchange	8,805	10,362
Corporate	8,645	8,863

Consolidated assets	$87,517	$94,233

13.	SUBSEQUENT EVENTS

The Company has evaluated events subsequent to September 30, 2014 through November 7, 2014.

The Company’s Board of Directors approved a three-for-one reverse stock split to be effective November 6, 2014 as more fully discussed in Note 2. Unless otherwise indicated, all of the share numbers, share prices and exercise prices in these financial statements have been adjusted, on a retrospective basis, to reflect the reverse stock split.

On November 6, 2014 the Company’s certificate of incorporation was amended to, among other things, reduce the authorized shares of common stock from 54,700,000 to 50,000,000.

*  *  *  *  *  *

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

DestinationRx, Inc. and Subsidiary

Los Angeles, California

We have audited the accompanying consolidated financial statements of DestinationRx, Inc. and its subsidiary (the “Company”), which comprise the consolidated balance sheets as of January 14, 2013 and December 31, 2012, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ deficit, and cash flows for the period from January 1, 2013 through January 14, 2013 and the year ended December 31, 2012 and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of DestinationRx, Inc. and subsidiary as of January 14, 2013 and December 31, 2012, and the results of their operations and their cash flows for the periods from January 1, 2013 through January 14, 2013 and the year ended December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin

August 28, 2014

DESTINATIONRX, INC.

CONSOLIDATED BALANCE SHEETS

AS OF JANUARY 14, 2013 AND DECEMBER 31, 2012

(In thousands, except share and per share information)

	January 14, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,694	$5,437
Accounts receivable—less allowances of $262 and $262	3,354	3,657
Prepaid expenses	202	199

Total current assets	8,250	9,293

PROPERTY AND EQUIPMENT—At cost—less accumulated depreciation totaling $1,315 and $1,307, respectively	371	379

OTHER ASSETS:
Intangible assets—net of accumulated amortization	64	65
Deposits	8	3

Total other assets	72	68

TOTAL ASSETS	$8,693	$9,740

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$185	$210
Accrued expenses	2,986	2,134
Accrued payroll	1,259	1,964
Deferred revenue—current portion	5,051	5,303
Obligations under capital lease—current portion	88	88

Total current liabilities	9,569	9,699
DEFERRED REVENUE—Less current portion	924	933
OBLIGATIONS UNDER CAPITAL LEASE—Less current portion	99	105

Total liabilities	10,592	10,737

STOCKHOLDERS’ DEFICIT:
Preferred stock, $.0001 par value—27,195,004 shares authorized, issued and outstanding	3	3
Common stock, $.0001 par value—101,000,000 shares authorized, 57,193,082 issued and outstanding	6	6
Treasury stock—at cost—6,742,197 shares	(3,371)	(3,371)
Additional paid-in capital	23,755	23,745
Accumulated deficit	(22,292)	(21,380)

Total stockholders’ deficit	(1,899)	(997)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$8,693	$9,740

See notes to consolidated financial statements.

DESTINATIONRX, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE PERIOD FROM JANUARY 1 THROUGH JANUARY 14, 2013 AND THE YEAR

ENDED DECEMBER 31, 2012

(In thousands, except share and per share information)

	January 14, 2013	December 31, 2012
REVENUE:
Governmental contracts	$147	$3,980
Commercial contracts	441	13,302

Total revenue (related party revenue of $595 in 2012)	588	17,282

EXPENSES:
Commissions	15	1,101
General, administrative, sales, and cost of revenue	1,481	14,724

Total expenses	1,496	15,825

OPERATING (LOSS) INCOME	(908)	1,457

OTHER INCOME (EXPENSE):
Interest income	—	1
Interest expense	—	(10)

Total other income (expense)	—	(9)

(LOSS) INCOME BEFORE (PROVISION) BENEFIT FOR INCOME TAXES	(908)	1,448
(PROVISION) BENEFIT FOR INCOME TAXES	(4)	10

NET (LOSS) INCOME	$(912)	$1,458

COMPREHENSIVE (LOSS) INCOME	$(912)	$1,458

See notes to consolidated financial statements.

DESTINATIONRX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE PERIOD FROM JANUARY 1 THROUGH JANUARY 14, 2013 AND THE YEAR ENDED DECEMBER 31, 2012

(In thousands, except shares and per share information)

	Preferred Stock		Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—January 1, 2012	27,195,004	$3	56,675,582	$5	6,742,197	$(3,371)	$23,372	$(22,838)	$(2,829)
Issuance of common stock for stock options exercised	—	—	17,500		—	—	3	—	3
Share-based compensation	—	—	—	—	—	—	348	—	348
Issuance of common stock for warrant exercised	—	—	500,000	1	—	—	22	—	23
Net income	—	—	—	—	—	—	—	1,458	1,458

BALANCE—December 31, 2012	27,195,004	$3	57,193,082	$6	6,742,197	$(3,371)	$23,745	$(21,380)	$(997)

Share-based compensation	—	—	—	—	—	—	10	—	10
Net loss	—	—	—	—	—	—	—	(912)	(912)

BALANCE—January 14, 2013	27,195,004	$3	57,193,082	$6	6,742,197	$(3,371)	$23,755	$(22,292)	$(1,899)

See notes to consolidated financial statements.

DESTINATIONRX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1 THROUGH JANUARY 14, 2013 AND THE YEAR

ENDED DECEMBER 31, 2012

(In thousands, except share and per share information)

	January 14, 2013	December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(912)	$1,458
Adjustments to reconcile net (loss) income to net cash flows from operating activities:
Depreciation and amortization	9	328
Loss on disposal of property and equipment	—	58
Share-based compensation	10	348
Decrease (increase) in operating assets:
Accounts receivable	303	(997)
Prepaid expenses & other current assets	(3)	72
Deposits	(5)	144
Increase (decrease) in operating liabilities:
Accounts payable	(25)	8
Accrued expenses and accrued payroll	147	1,993
Deferred revenue	(261)	224

Net cash (used in) provided by operating activities	(737)	3,636

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in property, equipment & software	—	(135)

Net cash used in investing activities	—	(135)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on capital lease obligations	(6)	(88)
Proceeds from issuance of common stock	—	26

Net cash used in financing activities	(6)	(62)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(743)	3,439
CASH AND CASH EQUIVALENTS—Beginning of period	5,437	1,998

CASH AND CASH EQUIVALENTS—End of period	$4,694	$5,437

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$—	$10

Income taxes paid	$—	$34

NONCASH INVESTING ACTIVATES—Assets acquired under capital leases	$—	$104

See notes to consolidated financial statements.

DESTINATIONRX, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF JANUARY 14, 2013 AND DECEMBER 31, 2012, FOR THE PERIOD FROM JANUARY 1, 2013 THROUGH JANUARY 14, 2013 AND THE YEAR ENDED DECEMBER 31, 2012

(In thousands, except share and per share information)

1. ORGANIZATION AND BASIS OF PRESENTATION

Nature of Operations—DestinationRx, Inc. (the “Company”) was incorporated in the State of Delaware. The Company provides technology-based services to governmental and commercial organizations, including educational, strategic, and transaction-support tools to navigate the health care marketplace. The Company provides these services throughout the United States.

Principles of Consolidation and Basis of Presentation—The consolidated financial statements include the accounts of DestinationRx, Inc. and its wholly owned subsidiary, RxHealth Insurance Agency, Inc., or RxHealth, DestinationRx does not have any minority stock ownership interests in which it has a controlling financial interest that would require consolidation. All intercompany accounts and transactions have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments and securities with original maturities of three months or less at the time of purchase to be cash equivalents. The Company places its cash with high-quality financial institutions and limits its credit exposure with any one financial institution. At times, the Company’s interest-bearing account balances may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable—The Company grants uncollateralized credit to all qualified customers. On a periodic basis, the Company evaluates its accounts receivable and determines the requirement for an allowance for doubtful accounts, based on the history of past write-offs, collections and current credit conditions. An account receivable balance is written off when it is determined that all collection efforts have been exhausted.

Property and Equipment—Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives:

Computer equipment	3 years
Furniture and fixtures	5 years
Office equipment	5 years
Software	5 years
Leasehold improvements	Remaining life of the lease

Expenditures for renewals or betterments that materially extend the useful life of an asset or increase its productivity are capitalized. Expenditures for maintenance and repairs that do not extend asset lives or improve productivity are charged to the appropriate expense accounts as incurred. When assets are sold, retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts and a gain or loss is recognized for the difference between the carrying cost of the asset and the proceeds of sale, if any.

Intangible Assets—The Company’s intangible assets consist of software, software licenses, purchased database technology, website development costs, copyrights and trademarks. The costs are capitalized as incurred and amortized over the remaining useful life beginning when the asset is purchased or the software licenses, copyrights and trademarks are issued. Upon a decision by the Company to no longer pursue the copyright or trademark, the capitalized costs are expensed.

Accounting for the Impairment of Long-lived Assets—The Company accounts for long-lived assets with definite useful lives pursuant to Financial Accounting Standards Board Accounting Standards Codification (ASC) 360, Property, Plant, and Equipment, which requires impairment losses to be recorded on long-lived assets when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the net book value of the assets exceeds the fair value, as measured by projected undiscounted future cash flows. Management will review long-lived assets for impairment whenever events or changes in circumstances indicate the assets may be impaired. No impairment charges have been recorded for the period from January 1 through January 14, 2013 and the year ended December 31, 2012.

Financial Instruments and Concentration of Credit Risk—The estimated fair values of the Company’s financial instruments, which include cash equivalents, accounts receivable and accounts payable, approximate their carrying values due to the short-term nature of these instruments.

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash and cash equivalents and billed and unbilled accounts receivable. Concentrations of credit risk related to billed and unbilled accounts receivable are limited to several customers to whom the Company makes substantial sales. The Company has not experienced any material losses related to receivables from individual customers, geographic regions or groups of customers.

The following table summarizes the customers that individually comprise greater than 10% of total revenue and/or total accounts receivable:

	2012
	Revenue	Accounts Receivable
Customer A	22%	18%
Customer B	14%	8%

The concentration as of and for the period from January 1 through January 14, 2013 was materially consistent with 2012.

Revenue Recognition—The Company generates revenue primarily from the licensing of its price comparison, decision support and enrollment technologies to government and commercial entities. The Company enters into agreements with clients establishing the legal and general business terms of the relationship. The engagements vary depending upon the type of services provided and range in duration from several months to several years.

Revenue from government cost-plus-fixed-fee contracts is recognized using the percentage-of-completion method of accounting in accordance with ASC 605-35, Construction-Type and Production-Type Contracts. There were no unbilled revenue as of January 14, 2013 or December 31, 2012, relating to government contracts.

Revenue from price comparison software, enrollment technologies and the related hosting and other business services provided are generally sold as time-based license agreements to commercial entities.

Revenue from commissions attributed to RxHealth is recognized when members enroll using the Company’s tool. Commissions represent a percentage of the insurance premium paid to the health plan. Commission rates vary by health plan and by the type of plan purchased by the member.

In accordance with ASC 985-605, Software Revenue Recognition, a software element is present only when the customer has the contractual right to take possession of the software at any time during the hosting period without significant penalty and it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Therefore, ASC 985-605 only applies to hosting arrangements in which the customer has such an option. Arrangements that are not within the scope of ASC 985-605 are service contracts that require the allocation of certain professional fees for hosting elements to be recognized as the service is provided. The Company recognizes revenue tied to hosting agreements including software usage fees ratably over the term of the agreement, and the customer is not given the option or contractual right to take possession of the software as noted in ASC 985-605.

For multiple-element arrangements where contracts can include hosting and post-contract support, each element of the arrangement is analyzed and a portion of the total arrangement fee is allocated to the elements based on the relative selling price, regardless of any separate prices stated within the contract for each element. The multiple deliverables contained in each agreement are accounted for separately over their respective delivery period provided that they are separate units of accounting. The selling price used for each deliverable is based on vendor-specific objective evidence if available or estimated selling price if vendor-specific objective evidence is not available. Objective evidence of fair value includes the price charged for each element when it is sold separately. The estimated selling price is the price that the Company would transact if the deliverable were sold regularly on a standalone basis. Arrangement consideration is allocated at the inception of each arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable’s selling price.

Deferred Revenue—Advance payments received for services to be provided under contract agreements are deferred until the requisite service is provided and accepted, at which time revenue is considered earned and recognized.

Deferred revenue consists mostly of the unamortized portion of software license and hosting arrangements billed and paid by the customers. The software license and hosting fees are amortized ratably over the life of the contract.

Software Development and Maintenance—Purchased software is recorded at cost and amortized over the estimated economic life of three years. The Company capitalizes costs for the development of internal use software, including coding and software configuration costs and costs of upgrades and enhancements, in accordance with ASC 350-40, Internal-Use Software. These costs are amortized on a straight-line basis over a three-year period. The Company reviews its capitalized software periodically for possible impairment. Amortization expense related to these capitalized development costs was immaterial in the period from January 1 through January 14, 2013 and $22 for the year ended December 31, 2012.

Development costs for software that will be sold or licensed to third parties are expensed as incurred and consist primarily of research and development costs incurred prior to the achievement of technological feasibility. The Company capitalizes software development costs for software that will be sold or licensed to third parties after the software reaches technological feasibility, if it has been determined the software will result in probable future economic benefits and management has committed to funding the project.

Comprehensive Loss—The Company’s net loss equals comprehensive (loss) income for the period of January 1 through January 14, 2013 and the year ending December 31, 2012.

Income Taxes—The Company accounts for income taxes under FASB ASC 740, Income Taxes. ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rate applicable to the periods in which the differences are expected to affect taxable income.

ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. The Company has determined that there are no unrecognized tax benefits that would, if recognized, affect the effective tax rate. As of January 14, 2013, the open tax years for the Company were 2009 to 2012 and 2008 to 2012 respectively for federal and various states.

Lease Commitments—The Company recognizes rent expense for its office facilities on the straight-line basis over the terms of the related leases.

Advertising—The Company expenses advertising costs as they are incurred. Advertising expense was $4 for the period from January 1 through January 14, 2013 and the year ended December 31, 2012, was $38.

Share-Based Compensation—The Company accounts for share-based compensation in accordance with FASB ASC Topic No. 718, Stock Compensation, or ASC 718. ASC 718 establishes an accounting standard of share-based payment, which requires the measurement and recognition of compensation expense for all share-based payment awards, including employee stock options, based on estimated fair values. Share-based compensation cost is measured at the grant date based on fair value of the award and is recognized as expense over the applicable vesting period of the stock option award using the straight-line method.

Recent Accounting Pronouncements—In December 2011, the FASB issued ASU No. 2011-11, Disclosures about Offsetting Assets and Liabilities, or ASU No. 2011-11. This ASU requires the Company to disclose both net and gross information about assets and liabilities that have been offset, if any, and the related arrangements. The disclosures under this new guidance are required to be provided retrospectively for all comparative periods presented. The Company was required to apply the amendments for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of ASU No. 2011-11 did not have a material impact on financial position, results of operations or cash flows.

In May 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, No. 2014-09, Revenue From Contracts With Customers (Topic 606), that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The ASU is based on the principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. Entities have the option of using either a full retrospective or a modified retrospective approach for the adoption of the new standard. The ASU becomes effective for the Company at the beginning of its 2018 fiscal year; early adoption is permitted. The Company is currently assessing the impact that this standard will have on its consolidated financial statements.

In April 2014, the FASB issued ASU No. 2014-08, Presentation of Financial Statements (Topic 205), on reporting discontinued operations and disclosures of disposals of components of an entity. The new guidance changes the requirements for reporting discontinued operations. A discontinued operation may include a component of an entity or a group of components of an entity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results and when the component or group of components meets the criteria to be classified as held for sale, is disposed by sale or is disposed of by other than by sale. This guidance is effective on a prospective basis annual periods beginning January 1, 2015. The Company does not expect the adoption of this guidance to have a material impact on the consolidated financial statements.

3. PROPERTY AND EQUIPMENT

Property and equipment as of January 14, 2013 and December 31, 2012, consists of the following:

	January 14, 2013	December 31, 2012
Computer equipment	$1,258	$1,258
Leasehold improvements	165	165
Furniture and fixtures	172	172
Office equipment	91	91

	1,686	1,686
Less accumulated depreciation	(1,315)	(1,307)

Total	$371	$379

Total depreciation charged to operations was $8 and $252 for the period from January 1 through January 14, 2013 and the year ended December 31, 2012, respectively.

Capital Leases—The Company leases various types of computer and office equipment and office furniture under capital leases expiring at different times through the year 2017. The leases either transfer the risks of ownership or contain a bargain purchase option. The following is a summary of leased assets included in the accompanying balance sheet under property and equipment:

	January 14, 2013	December 31, 2012
Computer, office equipment and furniture	$815	$815
Less accumulated depreciation	(623)	(620)

Total	$192	$195

Depreciation of assets held under capital leases totaled $3 and $113 for the period from January 1 through January 14, 2013 and for the year ended December 31, 2012.

4. INTANGIBLE ASSETS

Intangible assets as of January 14, 2013 and December 31, 2012, consist of the following:

	January 14, 2013	December 31, 2012
Software	$141	$141
Software license	217	217
Purchased database technology	332	332
Website development costs	833	833
Copyrights	5	5
Trademarks	3	3

	1,531	1,531
Less accumulated amortization	(1,467)	(1,466)

Total	$64	$65

Total amortization charged to operations was $1 and $76 for the period from January 1 through January 14, 2013, and the year ended December 31, 2012, respectively. The estimated amortization expense for the Company’s intellectual property for each of the next two years is as follows:

Years Ended December 31
2013	$37
2014	27

Total	$64

5. OBLIGATIONS UNDER CAPITAL LEASE

As of January 14, 2013 and December 31, 2012, capital lease obligations consisted of the following:

	January 14, 2013	December 31, 2012
8.66% lease obligation on office equipment, expiring March 2013, payable in monthly installments including interest	$1	$1
7.34% lease obligation on computer equipment, expiring August 2014, payable in monthly installments of $6, including interest	94	99
11.77% lease obligation on office furniture, expiring April 2017, payable in monthly installments of $2 including interest	92	93

	187	193
Less current maturities	88	88

Long-term portion	$99	$105

As of January 14, 2013, future minimum capital lease payments are as follows:

Years Ended December 31
2013	$98
2014	58
2015	28
2016	28
2017	9

221
Less amount representing interest	(34)

Total	$187

6. STOCKHOLDERS’ DEFICIT

Preferred Stock—DestinationRx is authorized to issue up to 27,195,004 shares of $0.0001 par value preferred stock, of which 25,304,135 shares are Series A and 1,890,869 shares are Series A-1; all are currently outstanding. Both Series A and Series A-1 Preferred stocks have dividend and liquidation preference and can be converted into common stocks.

Voting Rights—The holders of Series A and Series A-1 Preferred stock have the right to one vote for each share of common stock into which such preferred stock could then be converted. The holders of Series A Preferred stock, voting as a separate class, shall have the exclusive right to elect three directors of the Company.

Conversion Rights—Preferred stockholders have full voting rights and powers equal to holders of common stocks. Each share of the Series A and Series A-1 Preferred stock is convertible, at the option of the holder, into common stock at the rate of $0.685 and $0.617 per share, respectively. Such conversions will occur automatically upon the earlier of majority vote of stockholders of the preferred stock or upon closing of a registered public offering of the Company’s common stock that yields aggregate proceeds to the Company of at least $30,000 at a per-share price of at least $3.425.

Dividend Rights—The holders of the outstanding shares of preferred stock are entitled to receive dividends, out of any funds legally available thereof, prior and in preference to any declaration or payment on the common stock at the rate of $0.055 per share of Series A Preferred stock and $0.049 per share of Series A-1 Preferred stock, if, and when declared by the Board of Directors. The rights to such dividends are not cumulative.

Liquidation Preference—In the event of liquidation of the Company, the holders of preferred stock are entitled, pro rata, to receive a liquidation preference equal to $0.685 per share plus unpaid dividends of Series A Preferred Stock and $0.617 per share plus unpaid dividends of Series A-1 Preferred Stock. After payment of the full preferential amount payable to the preferred stockholders, the remaining assets of the Company shall be distributed ratably among the holders of Series A and Series A-1 Preferred stock (on an as-if converted to common stock basis) and the holders of common stock.

Common Stock—As of January 14, 2013 and December 31, 2012, the Company has authorized the issuance of 101,000,000 shares of common stock, par value of $.0001 per share. The Company issued 517,500 shares of common stock for stock options and warrants exercised during 2012.

Treasury Stock—As of January 14, 2013 and December 31, 2012, the Company had 6,742,197 shares outstanding. The Company used the cost method to account for the transactions.

7. SHARE-BASED PAYMENTS

2001 Stock Option Plan—DestinationRx, Inc.’s Board of Directors approved the DestinationRx, Inc. 2001 Stock Option Plan (the “Plan”) for the benefit of its officers, directors, employees and selected other persons who contribute to the growth and success of the Company. The Plan is administered by the Board of Directors, which has the authority to grant options, determine the exercise price, interpret the Plan and prescribe rules and regulations to fulfill this responsibility. All such stock options expire no later than ten years from the date of grant and generally provide for vesting over a period of four years from the date of grant.

Upon termination of services, other than for cause by the Company, options which have not been previously exercised are exercisable, to the extent vested on the date of cessation, until ninety days following the date of cessation or six months if due to death or disability.

The Company has reserved 13,338,750 shares of common stock for issuance under the Plan. As of January 14, 2013 and December 31, 2012, there were 2,143,000 shares of common stock available for grant remaining under the Plan.

Stock Options—The weighted average fair value of stock options is estimated at date of grant using a Black-Sholes option-pricing model. The Company recognized compensation expense of $10 and $348 for stock options during the period from January 1 through January 14, 2013 and for the year ending 2012, which is recorded under general, administrative and sales in the consolidated statement of income. There were no stock options granted during the period from January 1 through January 14, 2013 or for the year ending 2012.

The following table sets forth stock option information related to the Company’s stock option plan during 2012. There are no material changes during the period from January 1 through January 14, 2013.

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Outstanding—January 1, 2012	11,141,750	$0.27	7.32	$431
Canceled	(54,856)	0.39
Forfeited	(26,144)	0.50
Exercised	(17,500)	0.19

Outstanding—December 31, 2012	11,043,250	0.27	6.31	429

Exercisable—December 31, 2012	7,862,016	0.29	5.54	429

The following table summarizes the number and weighted average grant date fair value of the Company’s unvested stock options during 2012:

	Number of Non-vested Options	Weighted Average Grant Date Fair Value
Outstanding—January 1, 2012	6,100,946	$0.233
Vested	(2,893,568)	0.246
Forfeited	(26,144)	0.270

Unvested—December 31, 2012	3,181,234	0.222

There were no material changes during the period from January 1 through January 14, 2013.

As of January 14, 2013 and December 31, 2012, total unrecognized compensation cost related to unvested share-based payments totaled $796 and $806, respectively. The unrecognized compensation cost will be recognized over a weighted-average period of approximately 2.2 years.

The Company uses common stock reserved for issuance under the Plan to satisfy stock option exercises. Cash received from stock options exercised during 2012 was $3 and the tax expense for exercises during 2012 was $0.

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2012. There were no material changes during the period from January 1 through January 14, 2013.

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$0.010	1,851,250	2.33	$0.010	1,851,250	$0.010
0.100	165,000	3.44	0.100	165,000	0.100
0.230	5,662,500	8.22	0.230	2,517,928	0.230
0.315	191,000	4.26	0.315	191,000	0.315
0.500	3,173,500	5.49	0.500	3,136,838	0.500

	11,043,250			7,862,016

Warrants—As of January 14, 2013 and December 31, 2012, there were 2,603,846 warrants outstanding, all of which were vested with a weighted average exercise price of $0.50.

8. INCOME TAXES

The components of the provision (benefit) for income taxes are as follows for the period from January 1 through January 14, 2013 and for the year ended December 31, 2012:

	January 14, 2013	December 31, 2012
Current:
Federal	$—	$—
State	4	(10)

Total	4	(10)

Deferred:
Federal	—	—
State	—	—
Total	—	—

Total provision (benefit) for income taxes	$4	$(10)

Significant components of deferred tax assets and (liabilities) as of January 14, 2013 and December 31, 2012, are as follows:

	January 14, 2013	December 31, 2012
Net operating loss carryforward	$7,040	$6,608
Allowances and accruals	659	367
Depreciation and amortization	(19)	(23)
State taxes and other	9	325

Deferred tax assets—net	7,689	7,277
Valuation allowance	(7,689)	(7,277)

Total deferred tax assets—net	$—	$—

As of January 14, 2013, the Company had federal and state net operating loss carryforwards of approximately $17,800 and $16,400, respectively, which expire in the years 2014 through 2031.

As of December 31, 2012, the Company had federal and state net operating loss carryforwards of approximately $16,400 and $15,300, respectively, which expire in the years 2014 through 2031.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment.

Based upon management’s projections of future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences. Accordingly, a valuation allowance of $7,689 and $7,277 has been recorded as of January 14, 2013 and December 31, 2012, respectively.

A reconciliation of the statutory federal income tax rate to the provision (benefit) for income tax is as follows:

	January 14, 2013	December 31, 2012
Statutory federal income tax rate (at 34%)	$(309)	$492
Effect of state taxes—net of federal	(51)	96
Change in valuation allowance	364	(555)
Other—net	—	(43)

Provision (benefit) for income taxes	$4	$(10)

9. EMPLOYEE RETIREMENT PLAN

The Company sponsors a 401(k) profit sharing plan. All eligible employees of the Company who have reached the age of eighteen may participate in the plan. Each plan year, the Company’s Board of Directors will determine the amount, if any, that the Company will contribute to the plan as a Company matching contribution for that year. The Company did not make a matching contribution for the period from January 1 through January 14, 2013 or the year ended December 31, 2012. Company contributions vest as follows:

Years of Service	Percent Vested
1	25%
2	50
3	75
4	100

10. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office facilities in Los Angeles, California, Chicago, Illinois and Columbia, Maryland under noncancelable operating leases expiring in various years through 2017. Total rental expense charged to operations for the year ended December 31, 2012, was $495. Rental expense for the period from January 1 through January 14, 2013 was immaterial.

The future minimum rental payments required under these operating leases are as follows:

Years Ended December 31
2013	$411
2014	428
2015	445
2016	459
2017	303

Total	$2,046

Indemnification—Under the organization documents, the Company’s directors, officers, employees and agents are indemnified against certain liabilities arising out of the performance of their duties to the Company. The Company’s maximum exposure under these agreements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

Litigation—From time to time, the Company is involved in various routine legal proceedings incidental to the conduct of the business. See Note 12 for further discussion of a litigation matter that arose subsequent to year end.

11. RELATED-PARTY TRANSACTION

A customer with $595 of sales during the year ended December 31, 2012, is a related party stockholder with approximately 8% ownership interest in the Company. Deferred revenue related to this customer was $1,872 as of January 14, 2013 and $1,923 as of December 31, 2012.

12. SUBSEQUENT EVENTS

Subsequent events have been evaluated through August 28, 2014, which is the date the financial statements were available to be issued.

On January 14, 2013, the Company and its Principal Stockholders entered into an Agreement and Plan of Merger, or as amended, the Merger Agreement, with Connecture, Inc., or Connecture, pursuant to which all of the Common Stock and Preferred Stock of the Company was acquired by a wholly-owned subsidiary of Connecture. In consideration for Connecture’s acquisition of the Company, stockholders received cash proceeds of $27,000 plus a seller’s note payable of $3,000 and additional cash consideration of $1,000 paid subsequent to closing of the transaction. In addition, the stockholders may receive additional cash consideration of up to $3,000 in earn out payments which are contingent upon certain revenue targets. The transaction closed on January 15, 2013. The purchase of the Company has been accounted for as a business combination under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. Connecture has elected to push down the new basis of accounting of the new owners to the Company’s financial statements. The net purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based upon their respective fair values as of the date of consummation. The excess of the purchase price over these allocated values has been assigned to goodwill.

In addition, the Company issued 2,016,250 shares of common stock for options exercised effective immediately prior to the effective time and contingent upon the consummation of the merger.

During the period of January 1 through January 14, 2013, the Company incurred $899 of non-recurring expenses directly related to the acquisition of the Company by Connecture.

On July 22, 2013, a third-party benefit and insurance company, or Third-Party Claimant, filed a claim in arbitration against a client of the Company, or the Client. The Claim alleged unfair competition by Client arising from the alleged incorrect ranking of Third-Party Claimant on Client’s Medicare Part D website, and no specific damages were asserted in the Claim. The Client tendered indemnification for its alleged liability to the Company, based on the terms of the contract existing between the Company and Client whereby the Company designed and hosted Client’s Medicare Part D interactive website. The Company has not agreed to indemnify Client, however the Company tendered Client’s indemnification demand to its liability insurer. The insurer agreed under a reservation of rights to defend and indemnify Client as an additional insured under the Company’s general liability insurance policy, for any liability caused to Client arising from the Company’s negligence subject to certain policy limits and exclusions. The Third-Party Claimant and Client are planning to mediate their dispute in 2014. The Company’s stockholders have provided indemnification to Connecture for any liability arising from this matter. As of January 14, 2013 and December 31, 2012, the Company has not accrued a loss contingency for this matter as a loss is not deemed probable or estimable.

*  *  *  *  *  *

6,635,000 Shares

Common Stock

PROSPECTUS

MORGAN STANLEY	J.P. MORGAN

WELLS FARGO SECURITIES

RAYMOND JAMES	WILLIAM BLAIR